Form 20-F
period 2011-12-31
Tudou Holdings Ltd
filed 2012-03-30
CIK 1499599

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to             .

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:             .

Commission file number: 001-35270

Tudou Holdings Limited

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Building No. 6, X2 Creative Park, 1238 Xietu Road, Xuhui District Shanghai 200032, People’s Republic of China

(Address of principal executive offices)

Bin Yu,

Chief Financial Officer

Tel: (86-21) 5170-2355

E-mail: byu@tudou.com

Facsimile number: +86 21 5170 2366

Building No. 6, X2 Creative Park, 1238 Xietu Road, Xuhui District

Shanghai 200233, People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of Each Exchange on Which Registered

American depositary shares, each representing four Class B Ordinary shares, par value US$0.0001 per share	NASDAQ Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

NONE

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

NONE

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

8,913,333 Class A ordinary shares and 104,512,229 Class B ordinary shares of par value US$0.0001 per share, as of December 31, 2011.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☐  No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes ☐  No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐                 Accelerated filer  ☐                 Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  Item 17 ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐  No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.  Yes ☐  No ☐

CONVENTIONS USED IN THIS ANNUAL REPORT

In this annual report, unless otherwise indicated, references in this annual report to:

•	“ADRs” are to the American depositary receipts, which, if issued, evidence our ADSs;

•	“ADSs” are to our American depositary shares, each of which represents four Class B ordinary shares;

•	“China” and the “PRC” are to the People’s Republic of China, excluding Taiwan and the Special Administrative Regions of Hong Kong and Macau;

•	“UGC” are to user-generated content;

•

“monthly uique visitors” are to the number of unique visitors to a specific website within a given month. Once an individual has visited a website in a given month, all subsequent visits from the same IP address during the same month are not additive to the number of monthly unique visitors;

•	“shares” or “ordinary shares” are to our ordinary shares, par value US$0.0001 per share;

•	“RMB” and “Renminbi” are to the legal currency of China;

•	“US$” and “U.S. dollars” are to the legal currency of the United States; and

•	“we,” “us,” “our company,” “our” or “Tudou” are to Tudou Holdings Limited and its consolidated subsidiaries and variable interest entities, or VIEs.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The following selected consolidated statements of operations data for the three years ended December 31, 2009, 2010 and 2011 and the selected consolidated balance sheet data as of December 31, 2010 and 2011 have been derived from our audited consolidated financial statements, which are included elsewhere in this annual report. The selected consolidated statements of operations data for the years ended December 31, 2007 and 2008 and the selected consolidated balance sheet data as of December 31, 2008 and 2009 have been derived from our audited consolidated financial statements that are not included in this annual report.

You should read the selected consolidated financial data in conjunction with those financial statements and the related notes and Item 5, “Operating and Financial Review and Prospects” included elsewhere in this annual report. We have prepared our consolidated financial statements in accordance with U.S. GAAP. Our historical results are not necessarily indicative of our results expected for future periods.

The following table omits selected consolidated balance sheet data as of December 31, 2007.

	For the Year Ended December 31,
	2007	2008	2009	2010	2011	2011
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands, except per share data)
Consolidated Statements of Operations
Net revenues	6,617.7	26,220.2	89,147.3	286,258.1	512,195.4	81,379.6
Cost of revenues(1)	(72,394.3)	(143,331.5)	(127,182.1)	(226,399.3)	(427,841.7)	(67,977.2)

Gross profit (loss)	(65,776.6)	(117,111.3)	(38,034.8)	59,858.8	84,353.7	13,402.4
Operating expenses:
Sales and marketing expenses(1)	(12,996.7)	(42,574.3)	(73,435.2)	(143,224.1)	(286,847.7)	(45,575.5)
General and administrative expenses(1)	(11,824.3)	(37,781.3)	(37,585.6)	(104,911.4)	(174,971.6)	(27,800.2)
Impairment of equipment	—	(8,735.6)	(2,372.3)	—	—	—

Total operating expenses	(24,821.0)	(89,091.2)	(113,393.1)	(248,135.5)	(461,819.3)	(73,375.7)

Loss from operations	(90,597.6)	(206,202.5)	(151,427.9)	(188,276.7)	(377,465.6)	(59,973.3)
Finance income	2,545.3	3,572.6	3,103.8	331.0	427.8	68.0
Finance expenses	—	—	—	(12,851.2)	(4,771.4)	(758.1)
Other income (expense), net	(20.8)	(236.5)	(63.1)	1.4	(133.7)	(21.2)
Foreign exchange gain (loss)	(7,810.5)	(9,772.2)	3,610.0	(10,957.2)	(15,486.2)	(2,460.5)
Beneficial conversion charge on convertible loan	—	—	—	(10,967.0)	—	—
Fair value changes in warrant liabilities	—	—	—	(124,680.1)	(113,732.6)	(18,070.3)

Loss before income taxes	(95,883.6)	(212,638.6)	(144,777.2)	(347,399.8)	(511,161.7)	(81,215.4)
Income taxes	(0.0)*	—	—	—	—	—
Net loss	(95,883.6)	(212,638.6)	(144,777.2)	(347,399.8)	(511,161.7)	(81,215.4)

Net loss attributable to ordinary shareholders	(85,192.3)	(195,100.7)	(145,085.6)	(362,383.7)	(526,046.7)	(83,580.4)

Loss per ordinary share basic and diluted	(7.10)	(16.26)	(12.09)	(30.20)	(10.51)	(1.67)
Weighted average number of ordinary shares used in computing loss per share basic and diluted	12,000	12,000	12,000	12,000	50,069	50,069
Non-GAAP Financial Data
Adjusted net loss(2)	(90,180.4)	(201,320.5)	(133,254.8)	(107,176.4)	(292,394.5)	(46,456.8)

*	Less than RMB100.

(1)	These items include share-based compensation expenses as follows:

	For the Year Ended December 31,
	2007	2008	2009	2010	2011
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
Share-based compensation expenses included in:
Cost of revenues	1,217.0	2,762.6	1,875.6	14,133.0	14,177.1	2,252.5
Sales and marketing expenses	2,065.5	3,918.0	3,491.8	31,025.3	39,474.8	6,271.9
General and administrative expenses	2,420.7	4,637.5	6,155.0	59,418.0	51,382.8	8,163.9

Total	5,703.2	11,318.1	11,522.4	104,576.3	105,034.7	16,688.3

(2)	We define adjusted net loss, a non-GAAP financial measure, as net loss excluding share-based compensation expenses, beneficial conversion charges on convertible loans and fair value changes in warrant liabilities. We believe adjusted net loss is useful supplemental information for investors and other interested persons to assess our operating performance without the effect of non-cash beneficial conversion charges on convertible loans and fair value changes in warrant liabilities, which will not likely be recurring factors in our business in the future, and share-based compensation expenses, which have been and will continue to be a significant recurring factor in our business. We present this non-GAAP financial measure because our management uses this measure to evaluate our operating performance. We believe that this non-GAAP financial measure provides useful information to investors and other interested persons because such information allows them to understand and evaluate our consolidated results of operations in the same manner as our management and to make period over period comparison of our financial results. However, the use of adjusted net loss has material limitations as an analytical tool. One limitation of using non-GAAP adjusted net loss is that it does not include all items that impact our net loss for the period. In addition, because adjusted net loss may not be calculated in the same manner by all companies, it may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider adjusted net loss in isolation from or as an alternative to net loss prepared in accordance with U.S. GAAP. For a reconciliation of adjusted net loss to net loss, please see the table below:

	For the Year Ended December 31,
	2007	2008	2009	2010	2011
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
Net loss	(95,883.6)	(212,638.6)	(144,777.2)	(347,399.8)	(511,161.8)	(81,215.4)
Add back: share-based compensation expenses:	5,703.2	11,318.1	11,522.4	104,576.4	105,034.7	16,688.3
beneficial conversion charge on convertible loan:	—	—	—	10,967.0	—	—
fair value changes in warrant liabilities:	—	—	—	124,680.1	113,732.6	18,070.3

Adjusted net loss	(90,180.4)	(201,320.5)	(133,254.8)	(107,176.3)	(292,394.5)	(46,456.8)

	As of December 31,
	2008	2009	2010	2011
	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	260,769.0	62,034.4	263,150.8	872,000.5	138,546.9
Restricted cash	—	—	66,227.0	96,786.7	15,377.9
Short term investments	11,312.2	84,211.6	5,837.2	—	—
Total current assets	303,479.2	223,511.0	614,181.6	1,299,155.7	206,415.1
Total assets	339,699.4	263,003.0	698,742.2	1,692,492.3	268,909.9
Total current liabilities	51,864.8	119,945.5	418,358.9	478,392.0	76,008.8
Total liabilities	51,864.8	119,945.5	572,398.5	478,392.0	76,008.8
Mezzanine equity:
Series A redeemable convertible preferred shares	5,908.8	6,756.8	7,381.3	—	—
Series B redeemable convertible preferred shares	58,094.0	58,039.6	56,292.9	—	—
Series C redeemable convertible preferred shares	129,857.4	129,735.8	125,831.3	—	—
Series D redeemable convertible preferred shares	388,205.3	387,841.8	376,169.4	—	—
Series E redeemable convertible preferred shares	—	—	351,402.1	—	—

	As of December 31,
	2008	2009	2010	2011
	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
Accumulated deficits	(294,327.9)	(439,413.5)	(801,797.3)	(1,327,844.0)	(210,973.2)
Total shareholders’ equity/(deficits)	(294,230.9)	(439,316.5)	(790,733.2)	1,214,100.3	192,901.1
Total liabilities and shareholders’ equity/(deficits)	339,699.4	263,003.0	698,742.2	1,692,492.3	268,909.9

Exchange Rate Information

We conduct our business primarily in China and substantially all of our revenues are denominated in RMB. This annual report contains translations of RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. For all dates and periods, exchange rates of RMB into U.S. dollars are based on the noon buying rate in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from RMB to U.S. dollars in this annual report were made at a rate of RMB6.2939 to US$1.00, the exchange rate as of December 30, 2011. We make no representation that the RMB amounts referred to in this annual report could have been or could be converted into U.S. dollars at any particular rate or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On March 23, 2012, the exchange rate was RMB6.3021 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you.

Period	Noon Buying Rate
	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6017	6.2939
2011
September	6.3780	6.3885	6.3975	6.3780
October	6.3547	6.3710	6.3825	6.3534
November	6.3765	6.3564	6.3839	6.3400
December	6.2939	6.3482	6.3733	6.2939
2012
January	6.3080	6.3119	6.3330	6.2940
February	6.2935	6.3000	6.3120	6.2935
March (through March 23, 2012)	6.3021	6.3155	6.3315	6.2990

Source: Federal Reserve Statistical Release

(1)	Annual averages were calculated by using the average of the exchange rates on the last day of each month during the relevant year. Monthly averages are calculated by using the average of the daily rates during the relevant month.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Related to Our Business and Our Industry

We have a history of net losses and negative operating cash flow and may incur net losses and negative operating cash flow in the future.

We incurred net losses of RMB144.8 million, RMB347.4 million and RMB511.2 million (US$81.2 million) in 2009, 2010 and 2011, respectively, and we may incur losses in the future. In addition, we incurred negative cash flow from operations of RMB94.8 million and RMB98.8 million in 2009 and 2010, respectively. Although we achieved positive cash flow from operations of RMB1.5 million (US$0.2 million) in 2011, we expect our costs and expenses to increase as we expand our operations, primarily in connection with leasing Internet bandwidth, acquiring premium licensed content, developing and producing content in-house, and undertaking sales and marketing activities.

Our ability to achieve profitability and positive operating cash flow depends on the growth of the online video industry and the online advertising market, the acceptance of our online video content by our users, the growth of our user base, our ability to control our costs and expenses, the expansion and effectiveness of our subscription fee-based and per-clip based mobile video services, our ability to attract and retain advertisers and advertising agencies, and our ability to provide new advertising services to meet the demands of our advertisers. We may not be able to achieve or sustain profitability or positive operating cash flow, and if we achieve positive operating cash flow, it may not be enough to satisfy our capital expenditures and other cash needs.

We are a relatively young company facing risks and uncertainties associated with operating in the rapidly developing and evolving online video industry. Our limited operating history makes evaluating our business and prospects difficult.

We launched our website in 2005. As a relatively early-stage company in the new and rapidly evolving Chinese online video industry, we face numerous risks and uncertainties. Some of these risks relate to our ability to:

•	attract a large audience by expanding our online video content library and enhancing our user experience;

•	raise our brand awareness and increase our user loyalty;

•	maintain and develop relationships with advertisers and advertising agencies;

•	acquire premium licensed content at a commercially acceptable cost;

•	offer innovative advertising services;

•	maintain our current and develop new relationships with China Mobile and other telecommunication operators to build our mobile video business;

•	attract and retain qualified personnel; and

•	successfully adapt our business model to changes in this new and rapidly evolving industry.

You should consider our business and prospects in light of risks and uncertainties we face as a relatively early-stage company operating in a rapidly evolving market. We may not be successful in addressing the risks and uncertainties listed above, which may materially adversely affect our business prospects.

We face uncertainties regarding the growth of the online video industry and user acceptance of our online video content, which could adversely affect our revenues and business prospects.

The growth of the online video industry and online advertising services from which we derive most of our revenues, as well as the level of demand and market acceptance of our services, are subject to uncertainties and numerous other factors, some of which are beyond our control. These uncertainties and factors include but are not limited to:

•	general economic conditions, particularly economic conditions adversely affecting consumer spending and spending on advertising;

•	the growth of Internet usage and penetration in China, and the rate of any such growth;

•	government regulation of the Internet industry, particularly the online video industry;

•	competition between online video and traditional media formats, such as television;

•	the popularity and price of online advertising services that we and our competitors launch and distribute; and

•	changes in user demographics, tastes and preferences.

A decline in the popularity of online videos in general, or our website in particular, or a decline of our user base, will adversely affect our revenues and business prospects.

We rely on online advertising sales for substantially all of our revenues. The online advertising market is subject to many challenges and uncertainties. If we fail to retain existing advertisers or attract new advertisers for our online advertising services, our business, results of operations and growth prospects could be seriously harmed.

In 2009, we generated all, and in 2010 and 2011, we generated substantially all of our revenues from online advertising services. The online advertising market continues to evolve in China. Many advertisers have limited experience with the Internet as an advertising medium, have not traditionally devoted significant advertising expenditures to online advertising and may not find the Internet to be effective for promoting their products and services. Advertising agencies also have limited experience in procuring online video advertising for advertisers. If the Internet does not become more widely accepted as a medium for advertising, our ability to increase our revenues could be negatively affected.

Our ability to generate and maintain substantial advertising revenues depends on a number of factors, many of which are beyond our control, including but not limited to:

•	the development and retention of a large user base with demographic characteristics attractive to advertisers;

•	the acceptance of online advertising as an effective way for advertisers to market their businesses;

•	the maintenance and enhancement of our brand;

•	increased competition, potential downward pressure on online advertising prices and limitations on our advertising space;

•	the development of independent and reliable means of measuring traffic and verifying the effectiveness of our online advertising inventory;

•	the popularity of new content and content distribution channels developed by us;

•	our ability to access content that users want to view, including our ability to upload video clips; and

•	our ability to achieve continued success with innovative advertising services.

Advertisers and advertising agencies will not do business with us if they believe advertising spending on our website does not generate sales to end customers, or if we do not deliver advertisements in an appropriate and effective manner. In addition, third parties may develop certain technologies to block the display of advertisers’ advertisements and other marketing products on our website, which may in turn cause us to lose advertisers and adversely affect our operating results. Moreover, changes in government policy could restrict or curtail our online advertising services. Failure to retain existing advertisers or attract new advertisers for our online marketing services could seriously harm our business, results of operations and growth prospects.

Our business depends on a strong brand, and if we are not able to maintain and enhance our brand, or if we fail to protect our brand against unauthorized use by third parties, our business and operating results may be harmed.

Our brand “Tudou” is one of the most recognized online video brands in China according to iResearch, and our strong brand has contributed significantly to the success and rapid growth of our business. We also believe that maintaining and enhancing the “Tudou” brand is critical to increasing our users and advertisers. As our market becomes increasingly competitive, maintaining and enhancing our brand will depend on our ability to retain our leading position in the online video industry in China.

Historically, we developed our user base primarily by word-of-mouth and incurred limited brand promotion expenses. Positive user experience and media coverage in recent years have significantly enhanced our reputation and brand recognition. We have also conducted marketing and brand promotion activities in recent years, but we cannot assure you that these activities will achieve the results we expect. We rely on trademark law, company brand name protection policies and agreements with our employees, advertisers, advertising agencies, business partners and others to protect our brand. Despite such precautions, we may be unable to prevent third parties from using our brand without authorization.

We own 54 registered trademarks in China and are applying for 42 additional trademarks in China. For information on the regulatory framwork for trademarks, see “Item 4. Information on the Company — B. Business Overview — Regulation Related to Our Business — Regulation on Intellectual Property Rights — Trademark Law.” We cannot assure you that our trademark applications will be accepted. As a result, we may be unable to prevent third parties from utilizing such brand names in relevant areas, which could materially adversely impact our brand image. Moreover, if any third party successfully registers any trademark we use, that party may challenge our use of that trademark and brand name and we may face trademark infringement claims.

We regard our brand as critical to our success. Failure to maintain or enhance the recognition of our “Tudou” brand, or to protect our brand against unauthorized use by third parties, would materially adversely affect our business and results of operations. In addition, any negative publicity about our company or our online video content and services, regardless of its veracity, could harm our brand image and adversely affect our business and operating results.

We face significant competition and may be unable to compete successfully against our competitors, which would have a material adverse effect on our business and results of operations.

China’s online video industry is competitive and we face competition from many independent online video websites, large Chinese Internet companies and major TV websites. Among the independent online video websites, our major competitors in China include Youku.com. In addition, large Chinese Internet companies, including Shanda Interactive Entertainment, SINA Corporation, Baidu, Inc., Sohu.com Inc., Tencent Holdings Limited, NetEase.com, Inc., Renren Inc. and/or their affiliates, have launched online video websites. Some of China’s major TV networks, such as China Central Television, or CCTV, Phoenix Satellite TV and Hunan Satellite TV, have also launched online video websites. Moreover, we potentially compete with software-based streaming video sites.

We compete with the foregoing entities on the basis of brand recognition, demographic composition of viewers, technology platform, ability to provide innovative advertising services to advertisers and advertising agencies, relationships with advertisers and advertising agencies, and advertising prices. We also compete based on our ability to source creative user-generated content, or UGC, acquire popular premium licensed content at a reasonable cost and create quality content developed in-house.

Some of our competitors have significantly greater financial resources, longer operating histories or more experience in attracting and retaining users and managing relationships with advertisers and advertising agencies than we do. They may compete with us for users, advertisers, advertising agencies and strategic content partners in a variety of ways, including by investing in content procurement and improving the features and functionality of their online video platforms. If any of our competitors provides a comparable or better user experience, our user traffic could decline significantly. Any such decline in traffic could weaken our brand and result in loss of advertisers, which would materially adversely affect our results of operations.

We also face competition from other advertising media, such as television, radio, print media, billboards and other forms of outdoor media, for a share of advertisers’ marketing budgets. Large companies in China generally allocate, and will likely continue to allocate, most of their advertising budgets to traditional advertising media and only a small portion of their budgets to online advertising and other forms of advertising media. If these companies do not devote a larger portion of their advertising budgets to online advertising services provided by us, our existing advertisers reduce the amount they spend on online advertising or advertising agencies do not procure our services for advertisers, our results of operations and growth prospects could be adversely affected.

We have been, and expect we will continue to be, exposed to intellectual property infringement and other claims in China, including claims based on content posted on our website, which could be time-consuming and costly to defend and may result in substantial damages or court orders that prevent us from providing our existing services.

Our success depends on our ability to operate our business without infringing third-party rights, including third party intellectual property rights. Companies in the Internet, technology and media industries own, and seek to obtain, patents, copyrights, trademarks and trade secrets, and they are frequently involved in litigation based on allegations of infringement or other violations of intellectual property rights or related legal rights. Patents issued or pending that are held by others may cover significant aspects of our technologies, products, business methods or services. Our platform is open to Internet users for uploading video clips. As a result, content posted by our users may expose us to allegations by third parties of infringement of intellectual property rights, unfair competition, invasion of privacy, defamation and other violations of third-party rights.

Pursuant to our user agreement, users agree not to use our services in a way that is illegal or obscene or that would otherwise violate generally accepted codes of ethics. Our user agreement also requires that users have the right to, or the license to use, the content they upload to our website and users agree to be solely liable for all legal liabilities with respect to such content. Although we have established procedures to enable copyright owners to notify us of alleged infringement and have implemented a video fingerprint system to identify infringing content, given the volume of content uploaded, it is not commercially feasible to identify and remove all potentially infringing content uploaded by our users.

Third parties may take action and file claims against us if they believe that certain content on our site violates their copyrights or other related legal rights. We have been subject to such claims in the PRC. We were subject to a total of 119, 201 and 332 lawsuits in China for alleged copyright infringement in 2009, 2010 and 2011, respectively. Approximately 67.6% of the lawsuits filed from 2009 through December 31, 2011 were rejected by relevant PRC courts, withdrawn by the plaintiffs or settled by the parties. For those cases we lost or settled, we paid damages in an aggregate amount of approximately RMB0.3 million, RMB1.5 million and RMB1.5 million (US$0.3 million) in 2009, 2010 and 2011, respectively. Although we have established screening processes in an attempt to filter out popular movie titles featured in Chinese cinema and are implementing a video fingerprint system to identify infringing content, we may not successfully filter out all potentially infringing content uploaded by our users. Therefore, we anticipate that copyright infringement claims against us in the PRC will continue to arise.

Although our license agreements with licensors of premium licensed content require that the licensors have the legal right to license to us such content, we cannot ensure that each licensor has such authorization. If any purported licensor does not actually have authorization relating to the premium licensed content or right to license a work of authorship provided to us, we may be subject to claims of copyright infringement from third parties, and we cannot assure that the relevant licensor will indemnify us for all losses we may incur from such claims.

Since 2005, relevant PRC government authorities have launched annual campaigns aimed to crack down on Internet copyright infringement and piracy, which normally last for three to four months. In the past, government authorities shut down several websites engaging in copyright infringement and piracy during such campaigns. Given the large volume of content uploaded by our users, we cannot identify and remove all potentially infringing content on our website, and we may be subject to penalties in such campaigns. In serious cases, PRC authorities could revoke the operating permits of the websites engaging in illegal activities.

We may also face litigation or administrative actions in the PRC for defamation, negligence or other injuries resulting from the content we provide or the nature of our services. Such litigation and administrative actions, regardless of merit, may be expensive and time-consuming and divert resources and management attention from our operations. Furthermore, such litigation or administrative actions may adversely affect our brand image and reputation.

We are also exposed to intellectual property infringement and other claims in the United States or other jurisdictions

Although we have not previously been subject to legal actions for copyright infringement in jurisdictions other than the PRC, we may be subject to such actions in the future. These other jurisdictions may impose different protections for copyrights, and the claims may result in potentially larger damage awards than have been imposed in the PRC. For example, although our operations are in the PRC and our site is targeted at audiences in Asia, our site includes some English-language content and is accessible by users in the U.S. and elsewhere. A U.S. court may determine that it has jurisdiction over us for claims for U.S. copyrights.

Although U.S. copyright laws, including the Digital Millennium Copyright Act (17 U.S.C. § 512), or the DMCA, provide safeguards from claims for monetary relief for copyright infringement for certain entities that host user-uploaded content and that comply with specified statutory requirements, and although we have taken steps to comply with the DMCA “safe harbor” requirements, a U.S. court could conclude that it has jurisdiction and that we are not eligible for safeguards provided by the DMCA for infringement claims that occurred prior to our implementation of steps to comply with the DMCA. In addition, for infringement claims arising after our implementation of efforts to comply with DMCA safeguards, a U.S. court could conclude that we have not complied with all the statutory requirements necessary to qualify for safe harbor status. As a result, we could be subject to copyright infringement claims in the U.S.

In December 2010, we received a letter sent on behalf of certain American entertainment companies (Twentieth Century Fox Film Corporation, Universal City Studios LLLP, Viacom Inc., Paramount Pictures Corporation, and Warner Bros. Entertainment Inc.) of alleged copyright infringement issues arising from our website. This letter did not specify any particular acts of infringement or monetary losses allegedly suffered. We have entered into a copyright protection agreement with these entertainment companies to develop certain copyright protection measures, including filtering.

In addition, we have adopted procedures designed to improve our copyright protection policy and procedures, including implementing a video fingerprint system to identify infringing content on a real-time basis. We have not made any provision in our audited consolidated financial statements as of each balance sheet date for this U.S copyright infringement matter. However, these entertainment companies could file a claim against us. Any resulting litigation could be time consuming, costly and uncertain as to outcome. If these content owners successfully assert a claim for copyright infringement, the liability could materially affect our business, financial condition and results of operation.

Maintaining copyright protection controls may be costly and our business may be placed at a competitive disadvantage.

Some online video sites provide links to and host content on their websites that may infringe copyright rights or third party rights. We have developed a digital identification system that codes video clips based on audio and video components and can identify video clips with codes similar to those on our in-house “black list” of content. After receiving notice from copyright owners and licensees, we typically update our black list by adding notified copyrighted content, and remove any UGC matching the listed items. Our copyright policies and user agreement prohibit users from illegally uploading copyright-protected content to our website. In addition, we allocate a significant portion of our working capital to pay royalties for licensed content.

However, none of the foregoing procedures can eliminate the risk of infringing or illegal material being posted on our website. Our revenues from online advertising services may not be sufficient to offset the cost of acquiring legally licensed content. At the same time, our competitors may be able to derive revenues from illegal content which requires little or no royalty payment. Our business may be placed at a competitive disadvantage compared with our competitors that incur lower operating expenses by offering illegal content or not monitoring their websites for such content.

We may not be able to adequately protect our intellectual property rights, and any failure to protect our intellectual property rights could adversely affect our revenues and competitive position.

We believe that trademarks, trade secrets, patents, copyrights and other intellectual property we use are important to our business. We rely on a combination of trademark, copyright, patent and trade secret protection laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our intellectual property and brand. We have invested significant resources in developing our intellectual property and acquiring licenses to use and distribute the intellectual property of others for our online video site. Failure to maintain or protect these rights could harm our business. In addition, any unauthorized use of our intellectual property by third parties may adversely affect our revenues and our reputation.

The validity, enforceability and scope of protection available under intellectual property laws with respect to the Internet industry in China are uncertain and still evolving. Implementation and enforcement of PRC intellectual property-related laws have historically been deficient and ineffective. Accordingly, protection of intellectual property rights in China may not be as effective as in the United States or other western countries.

Furthermore, policing unauthorized use of proprietary technology is difficult and expensive, and we may need to resort to litigation to enforce or defend patents issued to us or our other intellectual property or to determine the enforceability, scope and validity of our proprietary rights or those of others. Such litigation and an adverse determination in any such litigation could result in substantial costs and diversion of resources and management attention.

If we fail to innovate and provide high-quality online video content to attract users, we may not be able to generate sufficient user traffic to remain competitive.

Our success depends on providing online video content that enables users to have a high-quality online video viewing experience. We need to closely track evolving user tastes and preferences for online video services to maintain and grow our user base and to sell advertising services. In order to attract and retain users and compete effectively, we must invest significant resources in Internet bandwidth and content and the features and functionality of our online video platform.

Historically, we have successfully encouraged our users to upload UGC that is attractive to our user base. However, we cannot assure you that we will succeed in motivating our users to upload appealing UGC. Furthermore, we cannot assure you that our UGC support programs, such as talent development and training programs and monetary reward programs, will incentivize our UGC producers to upload popular UGC. In addition to UGC, we license premium content from third parties. If we are not able to license popular premium content at commercially reasonable prices, or our desired premium content becomes exclusive to our competitors, the attractiveness of our website to users will be severely impaired.

We also produce content in-house, and plan to invest significant resources in producing content. Since October 2010, we have produced six series, including “Made for Internet” drama series, micro-movies and variety shows, which have received over 200 million video views to date. However, user tastes and preferences change quickly. If we are unable to anticipate user preferences or industry changes, or if we are unable to select premium licensed content or produce in-house content to meet user tastes and preferences on a timely basis, we may lose users, and our operating results may suffer. Moreover, our competitors may be able to offer a video viewing experience that is better than what we offer. This may force us to expend significant resources to remain competitive.

We depend on a limited number of advertisers for our revenues. Failure to maintain relationships with these advertisers may cause significant fluctuations or declines in our revenues.

We depend on a limited number of advertisers for a significant portion of our revenues. Our top 10 advertisers accounted for approximately 29.6%, 21.8% and 22.1% of our net revenues in 2009, 2010 and 2011, respectively. We do not maintain long-term contracts or exclusive arrangements with advertisers, and competition for these advertisers is intense.

We cannot assure you that we will be able to maintain our relationships with our advertisers. We anticipate that our dependence on a limited number of advertisers will continue for the foreseeable future. Our failure to maintain relationships with these advertisers could materially adversely affect our business, financial condition, results of operations and prospects.

We rely on advertising agencies for substantially all of our sales. Our failure to maintain and enhance relationships with advertising agencies could materially adversely affect our gross margins. In addition, the consolidation of advertising agencies in China could increase the bargaining power of larger advertising agencies, which may adversely affect our net revenues.

As is customary in the advertising industry in China, we typically enter into advertising contracts with third-party advertising agencies. In China’s advertising industry, advertising agencies typically have longstanding relationships with the advertisers they represent. We intend to utilize our advertising agencies’ relationships and network to increase our sales and expand our advertiser base. We rely on third-party advertising agencies for substantially all of our sales to, and collection of payment from, our advertisers.

In addition, we depend on a limited number of advertising agencies for a significant portion of our revenues. Our top 10 advertising customers, which consist primarily of advertising agencies, accounted for approximately 52%, 46% and 41% of our net revenues for the years ended December 31, 2009, 2010 and 2011, respectively. We do not have long-term or exclusive arrangements with these agencies, and we cannot assure you that we will maintain favorable relationships with them. In addition, if a small number of large advertising agencies were to control the online advertising market, these advertising agencies may be able to demand higher agency fees, which could reduce our net revenues.

The financial soundness and settlement pattern of advertisers and advertising agencies working with us could affect our collection of accounts receivable, results of operations and cash flows.

Our business depends on our ability to successfully obtain payments of amounts owed to us for work performed. We typically enter into advertising contracts with third-party advertising agencies and collect payments from them. We occasionally enter into advertising contracts with and collect payments from advertisers.

We generally offer credit terms of 90 days; however, the actual payment term significantly depends on settlement from advertising agencies and advertisers, which is also subject to their payment policies. As of December 31, 2009, 2010 and 2011, our accounts receivable balance net of allowance for doubtful accounts was RMB71.1 million, RMB243.0 million and RMB239.8 million (US$38.1 million), respectively. The average turnover for our accounts receivable was 139 days in 2009, 149 days in 2010 and 132 days in 2011.

The financial soundness of advertising agencies and advertisers working with us will affect our collection of accounts receivable. Failure to collect our receivables in a timely manner may adversely affect our cash flows, operations and business strategy, such as funding our expansion of Internet bandwidth capacity, procuring premium licensed content, and enhancing our technology platform. Since we do not require collateral or other security from advertising agencies, we establish a provision for doubtful accounts based upon estimates, historical experience and other factors surrounding the credit risk of specific advertising agencies and advertisers.

In 2009, 2010 and 2011, we recorded RMB3.5 million, RMB7.5 million and RMB44.2 million (US$7.0 million) as an allowance for doubtful accounts, respectively. The significant increase in allowance for bad debts was primarily related to a deterioration in the financial condition of certain advertising agencies and advertisers and an increase in long aged overdue receivables. However, actual losses on client receivables balances could differ from those that we anticipate and, as a result, we may need to adjust our allowance, which could negatively affect our results of operations and financial condition.

We may not accurately assess the creditworthiness of advertising agencies and advertisers. Macroeconomic conditions, including turmoil in the global financial system, could also result in financial difficulties for advertising agencies and advertisers, including limited access to credit markets, insolvency or bankruptcy, which could cause advertising agencies to delay payments to us, request modifications to their payment arrangements that could increase our receivables balance, or default on their payment obligations to us. We do not expect the age of our accounts receivable to significantly improve in the foreseeable future. Any inability of advertising agencies to pay us may adversely affect our results of operations and cash flows.

We depend primarily on China Mobile for revenues derived from our mobile video services, and any loss or deterioration of our relationship with China Mobile may result in severe disruptions to our mobile video services.

We rely primarily on the wireless video platforms of China Mobile for mobile video services we distribute to their mobile subscribers. Mobile phone users pay a monthly subscription fee or pay on a per-clip basis, and we share the fees with China Mobile. Our agreement with China Mobile expired in November 2011, but we have been working with China Mobile under the same terms as in the agreement since then. We are in the process of renewing the agreement, but cannot ensure that we will be able to renew it. In addition, we may not enter into similar arrangements with other telecommunication operators during the term of the agreement with China Mobile pursuant to the exclusivity provision under the agreement. Despite this exclusivity provision, we entered into a cooperation agreement with a joint venture of China Unicom and a subsidiary of China Telecom in order to expand our mobile video services business.

Although we believe our cooperation models with China Unicom and China Telecom are different from our agreement with China Mobile, China Mobile might deem them as events of default under our agreement with China Mobile. As a result, China Mobile could refuse to renew or terminate their cooperation agreement with us and seek damages caused by any alleged breach. Any loss or deterioration of our relationship with China Mobile may result in severe disruptions to our mobile video services business and the loss of this source of revenues, which we regard as an important component of our growth strategy. In addition, as China Mobile is not prohibited under our cooperation agreement from working with other mobile video providers, our mobile video services may face competition and pricing pressure from other providers.

Higher Internet bandwidth costs may materially adversely affect our gross margins, our business, financial condition and results of operations.

The procurement of Internet bandwidth has historically accounted for the majority of our cost of revenues. Our Internet bandwidth costs amounted to RMB74.4 million, RMB103.6 million and RMB180.2 million (US$28.6 million) in 2009, 2010 and 2011, respectively, representing 58.5%, 45.8% and 42.1% of our total cost of revenues in those respective years. We lease Internet bandwidth from provincial subsidiaries of China Telecom and China Unicom, as well as independent third-parties that procure Internet bandwidth from telecommunication operators. The provincial subsidiaries of China Telecom and China Unicom function as independent companies, and we negotiate prices separately with them or with independent third-party bandwidth vendors. We expect the cost of Internet bandwidth to increase given the anticipated increase in our user traffic and our growing online video content library.

We cannot assure you that we will be able to lease sufficient bandwidth in a timely manner or on acceptable terms, if at all. Failure to do so may significantly impair the user experience on our website and decrease the effectiveness of our website to users and advertisers. In addition, if China Telecom and China Unicom centralize the pricing of Internet bandwidth, lease Internet bandwidth through competitive tender processes or otherwise increase Internet bandwidth leasing prices, our Internet bandwidth leasing costs may substantially increase, which could significantly increase our cost of revenues and materially adversely affect our gross margins, financial condition and results of operations.

If we are not able to obtain premium licensed content at commercially acceptable costs, our business, financial condition and results of operations will be materially and adversely affected.

We need to license and acquire popular video content to deliver a unique and engaging experience for our users and present attractive advertising opportunities for advertisers. We believe that popular premium licensed content will help increase our user base and overall traffic and is a critical factor in our future success. From 2007 to 2009, we obtained licenses for more than 830 TV drama series and 240 movies. In 2010, we significantly increased our content procurement and obtained licenses for more than 1,360 TV drama series, 1,180 movies and 180 variety shows. In 2011, we obtained licenses for more than 660 TV drama series, 430 movies and 80 variety shows.

In addition, through content access arrangements entered into between us and Leshi Internet Information & Technology (Beijing) Co. Ltd., or LeTV, our users have been able to access a substantial portion of LeTV’s extensive content portfolio of over 680 TV episodes and 650 movies since October 2011. We expect that our investment in premium licensed content will increase in the foreseeable future as we procure more premium licensed content and that our unit procurement costs, such as licensing fees for TV drama series and movies, will increase. If we are unable to procure premium licensed content at commercially acceptable costs, or generate sufficient revenues to outpace the increase in market prices for premium licensed content, our business, financial condition and results of operations will be materially adversely affected.

We rely on proper operation and maintenance of our website and our network infrastructure. Any malfunction, capacity constraint or operation interruption for any extended period may adversely affect our online video business.

The satisfactory performance, stability, security and availability of our Tudou.com site and our network infrastructure are critical to maintaining our reputation and our ability to attract and retain users and advertisers. Our information system provides a database of user data, advertising records, premium licensed content and other aspects of our business to assist management and help ensure effective communication among various departments and offices of our company. A key element of our business is to generate a high volume of user traffic on our website. Accordingly, any failure to maintain the satisfactory performance, stability, security and availability of our website and technology platform may significantly harm our reputation and our ability to attract and maintain Internet users, which may affect our advertisers’ interest in advertising their products and services on our site.

From time to time, our users in certain locations have not been able to gain access to our Tudou.com site for periods lasting from several minutes to several hours, due to server interruptions, power shutdowns, Internet connection problems or other reasons. Although we have not experienced an extended period of interruption in the past, they may occur in the future. Any server interruptions, break-downs or system failures, whether attributable to events within or outside our control, that result in a sustained shutdown of all or a material portion of our website, could reduce the attractiveness of our product offerings.

In addition, any substantial increase in the volume of traffic on the Tudou.com site will require us to increase our investment in bandwidth and expand and upgrade our technology platform. We may not be able to accurately project the rate or timing of such increases or timely expand and upgrade our systems and technology platform to accommodate such increases. Our network systems are also vulnerable to damage from computer viruses, fires, floods, earthquakes, power losses, telecommunication failures, computer hacking and similar events. We do not maintain insurance policies covering losses relating to our network systems or other assets. As a result, any capacity constraints or operation interruptions for any extended period may materially adversely affect our revenues and results of operations.

We depend on our key personnel for the success of our business, and losing their services would severely disrupt our business.

Our future success depends upon the continued service of our key executives, such as Gary Wei Wang, our founder, chairman and chief executive officer. If we lose the services of any key senior management member or other key employee, we may not be able to locate qualified replacements, and may incur additional expenses to recruit and train new personnel, which could severely disrupt our business. In addition, if any of these key executives or employees joins or forms a competing company, we could lose advertisers, advertising agencies and content providers and incur additional expenses to recruit and train personnel. Each of our executive officers has entered into an employment agreement and a confidentiality, non-competition and non-solicitation agreement with us. As we believe is customary in our industry in China, we do not maintain key-man life insurance for any of our key executives.

Competition for personnel in the online video and advertising industry is intense, and the availability of suitable and qualified candidates in China is limited. Competition for qualified individuals could cause us to offer higher compensation and other benefits to attract and retain them, which could materially adversely affect our financial condition and results of operations. We previously awarded share-based compensation, such as stock options, to our senior management and key employees. Some of the options have not yet vested. These retention awards may cease to be effective to retain our current employees once they vest.

If we fail to keep up with rapid changes in certain technologies and their impact on user behavior, our future success may be adversely affected.

The industry in which we operate is characterized by rapid technological change. Our success will depend on our ability to respond to rapidly changing technologies, to adapt our services to evolving industry standards and to improve the performance and reliability of our services. Our failure to adapt to these changes could harm our business. In addition, changes in user behavior resulting from technological changes may also adversely affect us. For example, the number of people accessing the Internet through devices other than personal computers, including mobile phones, hand-held devices and other content delivery methods has increased in recent years. With the introduction of 3G mobile services by all three mobile carriers in China in 2009, we expect this trend to continue.

If we are slow to adopt solutions and technologies that are compatible with new mobile networks or technologies, or if the solutions and technologies we adopt are not widely accepted and used by users of non-PC communications devices, we may not be able to capture a significant share of this increasingly important market. In addition, the widespread adoption of new Internet, networking or telecommunications technologies or other technological changes could require substantial expenditures to modify or adapt our products, services or technology platform. If we fail to evolve with rapid technological changes to remain competitive, our results of operations and prospects may be adversely affected.

Undetected programming errors or flaws or failure to maintain effective customer service could harm our reputation or decrease market acceptance of our video programs, which would materially adversely affect our results of operations.

The video programs, including advertising video programs, on our website may contain errors or flaws that may only become apparent after their release. From time to time, our users have notified us of programming flaws affecting their user experience, and we may also detect programming flaws and errors when we monitor our video advertisements. We generally have been able to resolve these flaws and errors. However, we cannot assure you that we will be able to detect and resolve programming flaws and errors in a timely manner. Undetected programming errors and defects, and any resulting unsatisfactory customer experience, could disrupt our operations, harm our reputation and cause our users and advertisers to reduce their use of our services, any of which could materially adversely affect our results of operations.

If we fail to effectively manage our growth, our business, financial condition, results of operations and business prospects may be materially adversely affected.

We have limited operational, administrative and financial resources, which may be inadequate to sustain our rapid growth. If our user base continues to expand, we will need to increase our investment in Internet bandwidth and our technology platform, facilities and other areas of operations, including customer service and sales and marketing. We expect to procure more Internet bandwidth and premium licensed content to deliver a unique and engaging experience for our users and present attractive advertising opportunities for advertisers.

Our success will depend on, among other things, our ability to effectively maintain our relationships with our key advertisers, advertising agencies, content partners, mobile network operators and other strategic partners; to train, motivate and retain our key employees and attract and integrate new employees; to develop and improve our operational, financial, accounting and other internal systems and controls; and to maintain adequate controls and procedures to ensure that our public disclosure under applicable laws, including U.S. securities laws, is complete and accurate.

We have experienced rapid growth and expansion that has placed significant strain on our management personnel, systems and resources. We anticipate that we will need to implement new and upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems, all of which require substantial management efforts. We will also need to expand, train, manage and motivate our workforce, and manage our relationships with advertisers, advertising agencies and content providers. These efforts require substantial management effort and skills and we may incur additional expenditures.

In addition, acquisition of companies that have historical non-compliance issues may bring us more risks. For example, Tudou Limited, a Hong Kong company that we acquired in February 2011, failed to conduct certain corporate actions in compliance with relevant Hong Kong laws, including making certain mandatory fund contributions for its three employees. We have performed a legal analysis of the acquisition with our counsel and concluded that it is not likely that the relevant authority will penalize Tudou Limited. We are not able to estimate the amount of any financial penalty as the relevant authority has sole discretion to determine it. Our inability to effectively manage our growth may adversely affect our business, financial condition, results of operations and prospects.

In preparing our consolidated financial statements, we identified material weaknesses and other control deficiencies in our internal control over financial reporting. If we fail to achieve or maintain an effective internal control system over financial reporting, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected.

Prior to our initial public offering in August 2011, we were a private company with limited accounting personnel and other resources to address our internal controls and procedures over financial reporting. In the preparation and the external audit of our consolidated financial statements for the years ended December 31, 2008, 2009 and 2010 in connection with our initial public offering, we and our independent registered public accounting firm identified certain deficiencies in our internal control over financial reporting, including material weaknesses and significant deficiency as defined in the standards established by the U.S. Public Company Accounting Oversight Board or a Auditing Standard No. 5.

The material weaknesses were (i) the lack of sufficient resources with adequate U.S. GAAP knowledge and experience to identify, evaluate and conclude on certain accounting matters independently and (ii) the lack of effective controls designed and in place to ensure the completeness and accuracy of consolidated financial statements and disclosures in accordance with U.S. GAAP, which resulted in errors mainly in recording and accounting for redeemable convertible preferred shares, share-based compensation, accrual for litigation losses, agency fees and certain balance sheet line item reclassifications. The significant deficiency related to the lack of formally documented corporate accounting policies in certain areas and the setup of accounts in accordance with U.S. GAAP.

During the audit of our consolidated financial statements for the year ended December 31, 2011, we and our independent registered public accounting firm determined that a number of control deficiencies, including the above-mentioned material weaknesses, continue to exist. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other control deficiencies in our internal control over financial reporting. In light of the number of control deficiencies identified as a result of the limited procedures performed, had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified.

Following the identification of the material weaknesses and other control deficiencies, we have taken measures to remedy these deficiencies. However, the implementation of these measures may not fully address these deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct these control deficiencies or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and could impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

In addition, following our initial public offering, we became a public company in the United States and are subject to reporting obligations under the U.S. securities laws. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we include a management report that assesses the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2012. Furthermore, beginning at the same time, our independent registered public accounting firm is required to report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed. Our reporting obligations as a public company may place significant strain on our management, operational and financial resources and systems for the foreseeable future.

Our quarterly revenues and operating results are difficult to predict and could fall below investor expectations, which could cause the trading price of our ADSs to decline.

Our quarterly revenues and operating results have fluctuated in the past and may continue to fluctuate significantly depending upon a number of factors. In particular, our revenues may be affected by the seasonality of advertising spending in China. For instance, we typically have slightly lower sales during the first quarter of each year primarily due to the Chinese New Year holiday in that quarter. Other factors that may affect our financial results include, among others:

•	global economic conditions;

•	changes in government policies or regulations, or their enforcement;

•	our ability to attract and retain advertisers; and

•	our ability to maintain and increase user traffic.

In addition, we expect that major non-cash items will affect our results of operations. Share-based compensation charges are the primary non-cash item that impacts our financial results and we expect to continue to incur these charges in the future. Determining the amount of our share-based compensation expense requires the input of highly subjective assumptions, including the expected life of the share-based payment awards, estimated forfeitures and the price volatility of underlying shares. Some of these factors are beyond our control, making our quarterly results difficult to predict, which could cause the trading price of our ADSs to decline below investor expectations. You should not rely on our results of operations for prior quarters as an indication of our future results.

Fluctuations in exchange rates have resulted in, and are expected to continue to result in, foreign exchange losses and to adversely affect our profitability.

Fluctuation in the value of the Renminbi may materially adversely affect the value of your investment. The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under this policy, the PRC government allowed the Renminbi to fluctuate within a narrow and managed band against a basket of certain foreign currencies.

For almost two years after reaching a high against the U.S. dollar in July 2008, the Renminbi traded within a narrow band against the U.S. dollar, remaining within 1% of its July 2008 high. As a consequence, the Renminbi fluctuated sharply since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. In June 2010, the PRC government announced that it would increase Renminbi exchange rate flexibility and since that time the Renminbi has appreciated against the U.S. dollar. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in greater fluctuation of the Renminbi against the U.S. dollar.

Our financial statements are expressed in Renminbi, and most of our assets, revenues, costs and expenses are denominated in Renminbi. We principally rely on dividends and other distributions paid to us by our subsidiaries in China. Our results of operations and the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and Renminbi. To the extent we hold assets denominated in U.S. dollars, any appreciation of the Renminbi against the U.S. dollar could result in a charge to our income statement and a reduction in the value of our U.S. dollar denominated assets. On the other hand, a decline in the value of Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our company and the dividends we may pay in the future, if any, all of which may materially adversely affect the prices of our ADSs.

Limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. We have not entered into any forward contracts to hedge our exposure to Renminbi-U.S. dollar exchange risk, although we bought Euros and Australian dollars in 2009 to diversify our foreign currency balances and to mitigate foreign exchange risk associated with the U.S. dollar’s depreciation against the Renminbi. While we may enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited, and we may not be able to successfully hedge our exposure at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Our principal shareholders, directors and executive officers own a large percentage of our shares, allowing them to exercise substantial influence over matters subject to shareholder approval.

As of March 15, 2012, our executive officers, directors and principal shareholders holding 5% or more of our outstanding shares, as well as their affiliates, own 56.4% of the our total issued and outstanding shares and 64.7% of our aggregate voting power. Accordingly, these executive officers, directors and principal shareholders have substantial influence over the outcome of corporate actions requiring shareholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transaction, and their interests may not align with the interests of our other shareholders. These shareholders may also delay or prevent a change of control or otherwise discourage a potential acquirer from attempting to obtain control of us, even if such a change of control would benefit our other shareholders. This significant concentration of share ownership may adversely affect the trading price of our ADSs due to investors’ perception that conflicts of interest may exist or arise.

We may need additional capital, but we may be unable to obtain capital in a timely manner or on acceptable terms, or at all. Furthermore, we may sell additional equity or debt securities that may dilute our shareholders or include covenants that may restrict our operations or our ability to pay dividends.

To grow our business and remain competitive, we may require additional capital. Our ability to obtain additional capital is subject to a variety of uncertainties, including:

•	our future financial condition, results of operations and cash flows;

•	general market conditions for capital raising activities by online video and other Internet companies; and

•	economic, political and other conditions in China and internationally.

We may be unable to obtain additional capital in a timely manner or on acceptable terms or at all. In addition, our capital needs and other business reasons could require us to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity or equity-linked securities could dilute our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations or our ability to pay dividends to our shareholders.

If we grant employee share options, restricted shares or other equity incentives in the future, our net income could be adversely affected.

We adopted a share incentive plan in 2006, as amended and restated in 2008, 2010 and 2011, respectively. We are required to account for share-based compensation in accordance with Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, topic 718, Compensation — Stock Compensation, which requires a company to recognize, as an expense, the fair value of share options and other equity incentives to employees based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the option award.

As of December 31, 2011, options to purchase a total of 9,227,095 ordinary shares under our share incentive plan were outstanding. As a result, we incurred share-based compensation expenses of RMB11.5 million, RMB104.6 million, and RMB105.0 million (US$16.7 million) in 2009, 2010 and 2011, respectively. If we grant more options, restricted shares or other equity incentives, we could incur significant compensation charges and our results of operations could be adversely affected. See Item 5. “Operating and Financial Review and Prospects — A. Operating Results — Critical Accounting Policies and Estimates” and Note 2(t) to our consolidated financial statements included in this annual report for a more detailed presentation of accounting for our share-based compensation plans.

Our articles of association contain anti-takeover provisions that could adversely affect the rights of holders of our ordinary shares and ADSs.

Our articles of association limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could deprive our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly to delay or prevent a change in control of our company or to make removal of management more difficult. If our board of directors issues preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be adversely affected.

Our dual-class ordinary share structure with different voting rights could discourage others from pursuing any change of control transactions that holders of our Class B ordinary shares and ADSs may view as beneficial.

On October 28, 2010, our shareholders adopted a dual-class ordinary share structure that became effective immediately prior to the completion of our initial public offering. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to four votes per share, while holders of Class B ordinary shares are entitled to one vote per share. We issued Class B ordinary shares represented by our ADSs in our initial public offering in August 2011. First Easy Group Limited, a holder of our ordinary shares controlled by Mr. Gary Wei Wang, our founder, chairman and chief executive officer, holds 8,913,333 Class A ordinary shares. All our preferred shares, including those issuable upon the exercise of any outstanding warrants, were converted into 79,145,562 Class B ordinary shares immediately prior to the completion of our initial public offering. Upon the completion of our initial public offering, First Easy Group Limited, the sole holder of our outstanding Class A ordinary shares represented 25.4% of aggregate voting power, and holders of our outstanding Class B ordinary shares represented 74.6% of aggregate voting power.

We have maintained the dual-class ordinary share structure after the completion of our initial public offering. Each Class A ordinary share is convertible into one Class B ordinary share at any time. Class B ordinary shares are not convertible into Class A ordinary shares under any circumstances. Upon any pledge, transfer or disposition of Class A ordinary shares by a holder to any person or entity that is not an affiliate of the holder, or upon Mr. Gary Wei Wang’s ceasing to be employed by us as chief executive officer, such Class A ordinary shares shall be automatically and immediately converted into an equal number of Class B ordinary shares.

Due to the disparate voting powers attached to these two classes, Mr. Gary Wei Wang will have significant voting power over matters requiring shareholder approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. This concentrated control could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class B ordinary shares and ADSs may view as beneficial.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or ordinary shares.

Based on the market price of our ADSs, the value of our assets and the composition of our income and assets, we do not believe we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2011. However, the application of the PFIC rules is subject to uncertainty in several respects, and the U.S. Internal Revenue Service may take a contrary position. A non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during the year is attributable to assets that produce passive income or are held for the production of passive income. A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year.

Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs and ordinary shares, fluctuations in the market price of ADSs and ordinary shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC. If we are a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation”) holds an ADS or ordinary share, certain adverse U.S. federal income tax consequences could apply to the U.S. Holder. See “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than that under U.S. law, you may have less protection for your shareholder rights than you would under U.S. law.

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, the Companies Law (as amended) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands.

The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in response to actions taken by management, members of the board of directors or controlling shareholders than they would as shareholders of a U.S. public company.

You may have difficulty enforcing judgments obtained against us.

We are a Cayman Islands company and substantially all of our assets are located outside of the United States. We conduct substantially all of our operations in the PRC. In addition, most of our directors and officers are nationals and residents of countries other than the United States. As a result, it may be difficult for you to effect service of process upon these persons in the United States. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United States and the substantial majority of whose assets are located outside of the United States. In addition, the courts of the Cayman Islands or the PRC may not recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. Furthermore, Cayman Islands or PRC courts may not be competent to hear original actions brought in the Cayman Islands or the PRC against us or our directors and officers predicated upon the securities laws of the United States or any state.

We face risks related to natural disasters and health epidemics in China, which could materially adversely affect our business and results of operations.

Our business could be materially adversely affected by natural disasters or the outbreak of health epidemics in China. In the last decade, the PRC has suffered health epidemics related to the outbreak of avian influenza and severe acute respiratory syndrome, or SARS. Any future natural disasters or health epidemics in the PRC could materially adversely affect our business and results of operations.

Risks Relating to Doing Business in China

The regulation of the Internet industry is new and subject to interpretation in China, and our business could be adversely affected if we are deemed to have violated applicable laws and regulations.

The PRC government extensively regulates the Internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the Internet industry. These Internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainty.

Under current regulations issued by the State Administration of Radio, Film and Television, or the SARFT, transmission of audio and visual programs online requires a SARFT license. An applicant for engaging in Internet audio-visual program services must be a state-owned entity or a state-controlled entity with full corporate capacity, and the business to be carried out by the applicant must satisfy the overall planning and guidance catalog for Internet audio-visual program service determined by SARFT. See “Item 4. Information on the Company — B. Business Overview — Regulation Related to Our Business — Regulation on Online Transmission of Audio-visual Programs.”

Neither our PRC subsidiaries nor our VIEs in China are state-owned or state-controlled companies, and may not be qualified applicants for carrying out Internet audio-visual program services. However, we obtained our new SARFT license in December 2011. Therefore, we are permitted to continue to operate our online video business in China until December 2014, when our SARFT license will expire. We cannot assure you that we will be able to renew our SARFT license. Our renewal application may be denied because we are not a stated-owned or state-controlled company. If we fail to renew our SARFT license, we will no longer be eligible to engage in transmission of audio and visual programs through the Internet, which would materially adversely affect our business. In this event, we may be subject to penalties including administrative fines for operation without a SAFRT license and we may be ordered by the PRC government to cease transmission of audio-visual programs through the Internet and Internet information services due to lack of a SARFT license.

We may also be required to obtain an Internet news license from the State Council News Office, or SCNO, for the dissemination of news through our website. See “Item 4. Information on the Company — B. Business Overview — Regulation Related to Our Business — Regulation on Internet News Dissemination.” We are applying for an Internet news license. We cannot assure you that we will be able to obtain one. Without a license for the dissemination of news video clips through the Internet, we may receive a warning notice from the PRC government to remove all relevant videos and to cease dissemination of news video clips. We may also be subject to administrative fines from RMB10,000 to RMB30,000, and in severe cases, as determined by the PRC government, we may be ordered to cease Internet information services. To date, we have not received any warning notice or penalties from the relevant governmental authority regarding our dissemination of news through our website.

Furthermore, each film, TV series, TV animation or academic and documentary film to be broadcast online in China must obtain a prior permit from SARFT. See “Item 4. Information on the Company — B. Business Overview — Regulation Related to Our Business — Regulation on Online Transmission of Audio-visual Programs.” We cannot assure you that each video clip of such a program on our website has obtained such a permit. We may be subject to administrative penalties including a warning, orders for rectification, fines and revocation of our SARFT license. In addition, we may not legally allow users to view these video clips without such a permit, and thus may not be able to recoup licensing costs we have paid for the clips.

In addition, although we currently do not produce and distribute public educational video clips on our online education channel, our website contains promotion videos for educational institutions and educational information generated or placed on our website by our users on our online education channel or other channels. The competent education administrative authorities may require us to obtain their approval for distributing promotion videos and educational information. See “Item 4. Information on the Company — B. Business Overview — Regulation Related to Our Business — Regulation on Online Education Services.” We do not have approval and cannot assure you that we will be able to obtain approval if required to do so. Without approval to distribute educational videos through the Internet, we may receive a warning notice from the PRC government to remove all relevant videos and cease dissemination of educational video clips, and we may also be subject to administrative fines and other penalties.

Moreover, unlike TV dramas and reality shows broadcast on TV stations, PRC law does not specifically require the approval from SARFT or its local branch for production and distribution of “Made-for-Internet” drama series and reality shows. However, in practice and on a case by case basis, SARFT or its local branch may regulate certain “Made-for-Internet” drama series and reality shows in a similar manner as it regulates TV dramas and reality shows based on the quality, time-limit, production standards and other factors of such “Made-for-Internet” drama series and reality shows compared with TV dramas and reality shows. If SARFT or its local branch requires us to obtain its approval for our production and distribution of “Made-for-Internet” drama series and reality shows, we cannot assure you that we will be able to obtain approval in a timely manner or at all. In this event, we may be subject to penalties including administrative fines for production and distribution of “Made-for-Internet” drama series and reality shows without required approval.

Finally, new laws and regulations may be promulgated that will regulate Internet activities, including the online video industry. In addition, the evolving PRC regulatory system for the Internet industry may lead to the establishment of new regulatory agencies. For example, in May 2011, the State Council announced the establishment of a new department, the State Internet Information Office (with the involvement of the State Council Information Office, the MIIT and the Ministry of Public Security). The primary role of this new agency is to facilitate policy-making and legislative development in the Internet field, to direct and coordinate with the relevant departments in connection with online content administration, and to deal with cross-ministry regulatory matters in relation to the Internet industry.

If these new laws and regulations are promulgated or any other new Internet regulatory agencies are established, additional licenses may be required for our operations. Given their uncertainties and complexities, we cannot assure you that our operations comply with these laws and regulations, particularly the laws and regulations governing online video and advertising operations. If we are found to be in violation of any existing or future PRC laws or regulations, the relevant Chinese authorities would have broad discretion in dealing with such a violation, including, without limitation, levying fines, requiring us to rectify the violation in a timely manner, revoking our business license or other licenses or permits for operation, and requiring us to discontinue any portion or all of our business. Any of these actions could cause our business to suffer and the price of our ADSs to decline.

Violation of PRC laws regulating advertisement may result in penalties.

PRC advertising laws and regulations require advertisers, advertising operators and advertising distributors, including online advertising publishers such as us, to ensure that the content of the advertisements they prepare or distribute are fair and accurate and are in compliance with applicable law. Violation of these laws or regulations may result in penalties, including fines, confiscation of advertising fees, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving serious violations, the PRC government may force the violator to terminate its advertising operations or even revoke its business license. Furthermore, advertisers, advertising operators or advertising distributors may be subject to civil liability if they infringe on the right of third parties.

Under PRC advertising laws and regulations, we must monitor the advertising content uploaded on our website. In addition, where special government review is required for specific categories of advertisements before posting, we are obligated to confirm that a review has been performed and approval has been obtained. Our reputation could be harmed and our results of operations could be adversely affected if advertisements shown on our website are provided to us by advertisers or advertising agencies in violation of relevant PRC advertising laws and regulations, or if the supporting documentation and government approvals provided to us by advertisers or advertising agencies in connection with advertising content are not complete.

Regulation and censorship of information disseminated over the Internet and wireless telecommunication networks in China may adversely affect our business, and we may be liable for information displayed on, retrieved from, or linked to our website.

China has enacted regulations governing telecommunication service providers, Internet and wireless access and the distribution of news and other information. Under these regulations, Internet content providers, or ICPs, including our company, are prohibited from posting or displaying over the Internet or wireless networks content that, among other things, violates PRC laws and regulations, including failure to obtain required licenses and permits for such content, impairs the national dignity of China, or is obscene, superstitious, fraudulent or defamatory. When ICPs find that information falling within the above scope is transmitted on their website or is stored in their electronic bulletin service system, they must terminate the transmission of the information or delete the information immediately, keep records and report the actions to relevant authorities. Failure to comply with these requirements could result in the revocation of the ICP license and other required licenses and the closure of the concerned websites. The website operator may also be held liable for such prohibited information displayed on, retrieved from or linked to such website. Telecommunications operators such as China Mobile, China Unicom and China Telecom, also have their own policies prohibiting or restricting the distribution of inappropriate content. Since December 2009, the Chinese government has been increasing its efforts to crack down on inappropriate content disseminated over the Internet and wireless networks.

As these regulations are relatively new and subject to interpretation by the relevant authorities, we may not be able to determine the type of content that could result in liability for us as an online and mobile video service operator. In addition, we may not be able to control or restrict the content of other Internet content providers linked to or accessible through our websites, or content generated or placed on our website by our users, despite our attempt to monitor such content. To the extent that regulatory authorities find any portion of our content objectionable or requiring any license or permit that we have not obtained, they may require us to limit or eliminate the dissemination of the information or otherwise curtail the content on our website, and keep records and report to relevant authorities, which may reduce our user traffic. In addition, we may be subject to significant penalties for violations of those regulations arising from information displayed on, retrieved from or linked to our website, including a suspension or shutdown of our operations. Our reputation among users, advertisers and advertising agencies may also be adversely affected. This would have a material adverse effect on our financial condition and results of operations.

Governmental control of currency conversion may limit our ability to use our operating cash flows effectively and the ability of our PRC subsidiaries to obtain financing.

We generate substantially all our operating cash flows in Renminbi, which is not a freely convertible currency with respect to “capital account transactions,” which principally includes investments and loans. Restrictions on currency conversion imposed by the PRC government may limit our ability to use operating cash flows generated in Renminbi to fund our expenditures denominated in foreign currencies or our business activities outside China, if any. Under China’s existing foreign exchange regulations, Renminbi may be freely converted into foreign currency for payments relating to “current account transactions,” which include among other things dividend payments and payments for the import of goods and services, by complying with certain procedural requirements. However, the PRC government could take measures to restrict access to foreign currencies for current account transactions.

Conversion of Renminbi into foreign currencies, and of foreign currencies into Renminbi, for payments relating to “capital account transactions” generally requires the approval of the State Administration of Foreign Exchange, or the SAFE, and other relevant PRC governmental authorities. Restrictions on the convertibility of Renminbi for capital account transactions could affect the ability of our PRC subsidiaries to make investments overseas or to obtain foreign currency through debt or equity financing, including by means of loans or capital contributions from us. In particular, if our PRC subsidiaries borrow foreign currency from us or other foreign lenders, they must do so within approved limits that satisfy their approval documentation and PRC debt-to-equity ratio requirements. Further, such loans must be registered with the SAFE or its local counterpart. In practice, it could be time consuming to complete the SAFE registration process.

If we finance our PRC subsidiaries through additional capital contributions, the PRC Ministry of Commerce or its local counterpart must approve the amount of these capital contributions. On August 29, 2008, the SAFE promulgated Circular 142, a notice regulating the conversion by a foreign-invested company of foreign currency- denominated capital into Renminbi by restricting the use of the converted Renminbi. The notice requires that a foreign-invested company can only use Renminbi converted from the foreign currency-denominated capital within the business scope approved by the applicable governmental authority and may not use such converted Renminbi for equity investments in the PRC unless specifically permitted in its business scope or under applicable law. In addition, the SAFE strengthened its oversight of the flow and use of Renminbi funds converted from the foreign currency-denominated capital of a foreign-invested company. The use of such Renminbi may not change without approval from the SAFE, and may not be used to repay Renminbi loans if the proceeds of such loans have not yet been used for purposes within the company’s approved business scope. Violations of Circular 142 may result in severe penalties, including substantial fines set forth in the Foreign Exchange Administration Regulations.

We cannot assure you that we will be able to complete necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to loans to our PRC subsidiaries or with respect to future capital contributions to our PRC subsidiaries. Failure to complete such registrations or obtain such approvals could limit our ability to use the proceeds we receive from our initial public offering and to capitalize or otherwise fund our PRC operations, which could materially adversely affect our liquidity and our ability to fund and expand our business.

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

Substantially all of our assets and operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, the government still owns a substantial portion of productive assets in China. In addition, the Chinese government plays a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

While the Chinese economy has grown significantly over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may negatively affect us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may result in decreased economic activity in China, which may adversely affect our business and operating results.

Uncertainties with respect to the PRC legal system could materially adversely affect us.

We conduct our business primarily through our subsidiaries and VIEs in China. Our operations in China are governed by PRC laws and regulations. Our PRC subsidiaries are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws applicable to wholly foreign-owned enterprises. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing general economic matters. The overall effect of legislation has been to significantly enhance the protections afforded to various forms of foreign investments in China. However, since these laws and regulations are relatively new and the PRC legal system is rapidly evolving, the interpretation of many laws, regulations and rules is not always uniform and enforcement of these laws, regulations and rules involves uncertainties, which may limit legal protections available to us.

Even if we attempt to comply with relevant laws and regulations, we may not always be able to do so due to a lack of detailed implementation rules by relevant government authorities. In addition, some government authorities (including local government authorities) may not consistently apply regulatory requirements issued by themselves or other PRC government authorities, making strict compliance with all regulatory requirements impractical, or in some circumstances, impossible. For example, we may have to resort to administrative and court proceedings to enforce the legal protections that we enjoy either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems.

These uncertainties may impede our ability to enforce the contracts we have entered into with our business partners and advertising agencies. In addition, such uncertainties, including the inability to enforce our contracts, together with any development or interpretation of PRC law adverse to us, could materially adversely affect our business and operations.

Furthermore, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other developed countries. Accordingly, we cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us and other foreign investors, including you. In addition, any litigation in China may be protracted and result in substantial costs and diversion of our resources and management attention.

If the PRC government determines that the contractual arrangements that establish the structure for operating our businesses do not comply with applicable PRC laws and regulations, we could be subject to severe penalties.

We are a Cayman Islands company and, as such, we are classified as a foreign enterprise under PRC laws. Our PRC subsidiaries, Reshuffle Technology (Shanghai) Co., Ltd., or Reshuffle Technology, Wohong Technology (Shanghai) Co., Ltd., or Wohong Technology, and Toodou (China) Advertising Co., Ltd, or Toodou Advertising, are foreign-invested enterprises. Various regulations in China restrict or prevent foreign-invested entities from holding certain licenses required to operate Internet-related and mobile value-added service businesses, including Internet information services, online advertising and mobile value-added services.

In light of these restrictions, we rely on Quan Toodou Network Science and Technology Co., Ltd., or Quan Toodou, and its wholly-owned subsidiary, Quan Toodou Cultural Communication Co., Ltd., or Quan Toodou Cultural, to hold and maintain the licenses necessary to operate our website as well as online advertising and value-added telecommunications services in China, and rely on Shanghai Suzao Network Science and Technology Co., Ltd., or Shanghai Suzao and Chengdu Gaishi Network Science and Technology Co., Ltd., or Chengdu Gaishi to maintain our network infrastructure, which is necessary to our website operation. We also rely on Beijing Tixian Digital Science and Technology Co., Ltd., or Beijing Tixian, to conduct animation related business.

We do not have any equity interest in our VIEs, namely, Quan Toodou, Shanghai Suzao, Chengdu Gaishi and Beijing Tixian, but receive their economic benefits through various contractual arrangements and certain corporate governance and shareholder rights arrangements. In addition, we have entered into agreements with Quan Toodou, Shanghai Suzao, Chengdu Gaishi, Beijing Tixian and each of their shareholders which provide us with a substantial ability to control Quan Toodou, Shanghai Suzao, Chengdu Gaishi and Beijing Tixian. For a description of these contractual arrangements with Quan Toodou, Shanghai Suzao, Chengdu Gaishi and Beijing Tixian and their respective shareholders, see “Item 4. Information on the Company — C. Organizational Structure — Contractual Arrangements with Quan Toodou and its Shareholders,” “ — Contractual Arrangements with Shanghai Suzao and its Shareholders,” “— Contractual Arrangements with Chengdu Gaishi and its Shareholders,” “— Contractual Arrangements with Beijing Tixian and its Shareholders.”

The Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, or the Circular, issued by the Ministry of Industry and Information Technology in July 2006, reiterated the regulations on foreign investment in value-added telecommunications businesses, which require foreign investors to set up foreign-invested enterprises and obtain an ICP license to conduct any Internet information services in China. Under the Circular, a domestic company that holds an ICP license is prohibited from leasing, transferring or selling the ICP license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in China.

Furthermore, the relevant trademarks and domain names that are used in the value-added telecommunications business must be owned by the value-added telecommunications service provider itself or by its shareholders. The Circular further requires each ICP license holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunications service providers are required to maintain network and information security in accordance with the standards set forth under relevant PRC regulations. Due to a lack of interpretative materials from the regulator, it is unclear what impact the Circular will have on us or the other Chinese Internet companies that have adopted the same or similar corporate and contractual structures as ours.

In addition, the Ministry of Commerce, or the MOFCOM, promulgated the Rules of MOFCOM on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors in August 2011, or the MOFCOM Security Review Rules, to implement the Notice of the General Office of the State Council on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated on February 3, 2011, or Circular No. 6. According to these circulars and rules, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises that may trigger “national security” concerns.

When deciding whether a specific merger or acquisition of a domestic enterprise by foreign investors is subject to the security review, the MOFCOM will look into the substance and actual impact of the transaction. The MOFCOM Security Review Rules further prohibit foreign investors from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. There is no explicit provision or official interpretation stating that our online video business falls into the scope subject to the security review, and there is no requirement for foreign investors to those mergers and acquisitions already completed prior to the promulgation of Circular No. 6 to take initiative to submit such transactions to MOFCOM for security review.

Therefore, other than Beijing Tixian, we do not think we need to submit our existing contractual arrangements with our VIEs to MOFCOM for security review as we have already obtained “de facto control” over our VIEs prior to the effectiveness of these circulars and rules. In addition, it is not clear whether we are required to submit our contractual arrangements with Beijing Tixian to MOFCOM for such security review. However, as these circulars and rules are relatively new and lack of clear statutory interpretation on the implementation of the same, there is no assurance that MOFCOM will have the same view with us when applying these national security review related circulars and rules.

In the opinion of Fangda Partners, our PRC counsel, (i) the ownership structure of Quan Toodou, Shanghai Suzao, Chengdu Gaishi and Beijing Tixian are in compliance with all existing PRC laws and regulations and (ii) each contract under Reshuffle Technology’s contractual arrangements with Quan Toodou, Shanghai Suzao, Chengdu Gaishi, Beijing Tixian and each of their respective shareholders establishing our corporate structure as described above is valid and binding and will not result in any violation of PRC laws or regulations currently in effect. However, we cannot assure you that we will not be found in violation of any current or future PRC laws and regulations.

Our PRC counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including the Circular. Accordingly, we cannot assure you that the PRC regulatory authorities and courts will take a view that is consistent with the opinion of our PRC counsel. In addition, as part of the contractual arrangements described above, Reshuffle Technology entered into an equity pledge agreement with the shareholders of Chengdu Gaishi, pursuant to which these shareholders pledged their respective equity interests in Chengdu Gaishi for the benefit of Reshuffle Technology. According to the PRC Property Rights Law, such pledges will only be effective upon registration with the relevant local administration for industry and commerce. As part of the dissolution process of Chengdu Gaishi, Chengdu Gaishi de-registered the equity pledge with the local administration for industry and commerce in December 2011. Without registration of these equity pledge, we cannot assure you that the effectiveness of such pledge can be recognized in PRC courts if disputes arise regarding the pledged equity interest or that Reshuffle Technology’s interests as pledgee will prevail over those of third parties, if any.

If we are found to be in violation of any existing or future PRC laws or regulations, including the Circular, or fail to obtain or maintain any of the required permits or approvals, the relevant regulatory authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income, revoking Reshuffle Technology, Quan Toodou, Shanghai Suzao, Chengdu Gaishi or Beijing Tixian’s business license or operating licenses, requiring us to restructure the relevant ownership structure or operations, and requiring us to discontinue all or any portion of our business. Any of these actions could cause significant disruption to our business operations.

Our contractual arrangements with Quan Toodou, Shanghai Suzao, Chengdu Gaishi, Beijing Tixian and their respective shareholders may not be as effective in providing control over Quan Toodou, Shanghai Suzao, Chengdu Gaishi and Beijing Tixian as direct ownership of these companies.

We operate our website and conduct our online video and advertising businesses as well as animation related businesses in China through Quan Toodou and its subsidiaries, Shanghai Suzao, Chengdu Gaishi and Beijing Tixian, respectively. Our contractual arrangements with Quan Toodou, Shanghai Suzao, Chengdu Gaishi, Beijing Tixian and their respective shareholders provide us with effective control over these companies. See “Item 4. Information on the Company — C. Organizational Structure — Contractual Arrangements with Quan Toodou and its Shareholders,” “— Contractual Arrangements with Shanghai Suzao and its Shareholders,” “—Contractual Arrangements with Chengdu Gaishi and its Shareholders,” and “— Contractual Arrangements with Beijing Tixian and its Shareholders.”

As a result of these contractual arrangements, we are considered the primary beneficiary of Quan Toodou, Shanghai Suzao, Chengdu Gaishi and Beijing Tixian and accordingly, we consolidate the results of operations, assets and liabilities of Quan Toodou, Shanghai Suzao, Chengdu Gaishi and Beijing Tixian in our financial statements. These contractual arrangements may not be as effective in providing us with control over Quan Toodou, Shanghai Suzao, Chengdu Gaishi and Beijing Tixian as direct ownership of these companies. In addition, Quan Toodou, Shanghai Suzao, Chengdu Gaishi, Beijing Tixian, or their respective shareholders may breach the contractual arrangements. In any such event, we would have to rely on legal remedies under PRC law. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system. See “— Uncertainties with respect to the PRC legal system could materially adversely affect us.”

The shareholders, directors and officers of our VIEs may have potential conflicts of interest with us, which may materially adversely affect our business and financial condition.

Each of our VIEs is jointly owned by our several employees, including Gary Wei Wang, our founder, chairman and chief executive officer. Conflicts of interest between these individuals’ role as shareholders of our VIEs and their duties to our company may arise. In addition, several of these individuals are also directors and executive officers of our VIEs. PRC laws provide that a director or certain members of senior management owes a fiduciary duty to the company he directs or manages. These individuals must therefore act in good faith and in the best interests of the relevant VIEs and must not use their respective positions for personal gain. These laws do not require them to consider our best interests when making decisions as a director or member of management of the relevant VIEs. Conflicts may arise between these individuals’ fiduciary duties as director and officer of the VIEs and our company.

We cannot assure you that when conflicts of interest arise, these individuals will act in the best interests of our company or that conflicts of interest will be resolved in our favor.We do not currently have arrangements to address potential conflicts of interest between these individuals and our company and a conflict could result in these individuals as directors and officers of our company violating fiduciary duties to us. In addition, these individuals may breach or cause our VIEs to breach or refuse to renew the existing contractual arrangements that allow us to effectively control our VIEs and receive economic benefits from them. If we cannot resolve any conflicts of interest or disputes between us and the shareholders of our VIEs, we would have to rely on legal proceedings, which could disrupt our business, and the outcome of any such legal proceedings would be uncertain.

The ineffectiveness of control over Quan Toodou that may result from a lawsuit initiated by the ex-wife of Mr. Gary Wei Wang, our founder, chairman and chief executive officer, seeking the division of 76% of the equity interest in Quan Toodou held by Mr. Wang, could cause significant disruption to our business, operations and financial conditions.

The shareholders of our VIEs may be involved in personal disputes with third parties that may have an adverse effect on their respective equity interests in the relevant VIE and the validity or enforceability of our contractual arrangements with the relevant VIE and its shareholders. The ex-wife of Mr. Gary Wei Wang, our founder, chairman and chief executive officer who holds 95% of the equity interests in Quan Toodou, initiated a lawsuit against him with a local court in Shanghai in late 2010 and claimed, among other things, for the division of 76% of the equity interests in Quan Toodou held by Mr. Wang, which she alleged to form part of the community property during their marriage.

We rely on Quan Toodou and its subsidiaries to hold and maintain the licenses necessary to operate our website as well as online advertising and value-added telecommunications services in China. Upon the plaintiff’s application and as conservatory measures in this lawsuit, the court issued an order, or the Asset Conservatory Notification, to impose restrictions on transfer, dividend distribution and other disposal of 38% of the equity interests in Quan Toodou held by Mr. Wang. This lawsuit was concluded through settlement directed by the court in June 2011 and pursuant to a court ruling, Mr. Wang is entitled to the equity interests in any companies that are directly or indirectly held by him.

In exchange, Mr. Wang has agreed to pay the plaintiff out of his personal assets a cash amount before June 2012, which he has paid, and an additional cash amount in the event of an initial public offering, merger, acquisition, reorganization or a similar transaction of our company within two years after such an event, an obligation which, according to Mr. Wang, he is willing and will be able to perform. In the meantime, the court also issued an order releasing the conservatory measures imposed by the Assets Conservatory Notification. However, if Mr. Wang fails to fully perform his obligations under the court ruling, Mr. Wang’s personal assets, including the equity interests in the companies that are directly or indirectly held by him, may be subject to the court’s enforcement measures.

If Mr. Wang does not fully perform his obligations for whatever reason, and if as a result of the court’s enforcement measures on his equity interests in Quan Toodou, Mr. Wang must transfer a portion or all of his equity interests in Quan Toodou to his ex-wife or such equity interests are required to be sold to any third party, the proceeds of which to be paid to his ex-wife, the other existing shareholder of Quan Toodou will have a right of first refusal to purchase such equity interests from Mr. Wang in accordance with PRC law. In this case, the other existing shareholder will need to obtain financing sufficient to exercise this right of first refusal. It is uncertain what the valuation of such equity interests would be at that time, and the court could have wide discretion in determining the valuation.

If the other existing shareholder fails to obtain financing or otherwise fails to exercise the right of first refusal, and Mr. Wang’s ex-wife or any other third party obtains any equity interests in Quan Toodou without subject obligations similar to Mr. Wang’s obligations under these existing contractual arrangements, we may have to re-negotiate with Mr. Wang’s ex-wife or such other third party and request such person to become a party to the contractual arrangements with Quan Toodou. If such person does not become a party to these contractual arrangements, with such person obtaining more than one-third of the equity interests in Quan Toodou, such person may have certain protective rights, including the power to veto certain critical corporate actions of Quan Toodou, such as increases or decreases in registered capital, amendment of the articles of association, merger, division or dissolution of Quan Toodou and change of company form of Quan Toodou. In addition, if such person does not become a party to these contractual arrangements after obtaining more than a half of the equity interests in Quan Toodou, we will not be able to continue to consolidate Quan Toodou. For all years presented, almost 100% of our net revenues and approximately 8% to 54% of our costs were attributable to Quan Toodou (excluding the impact of the service fees paid by Quan Toodou to Reshuffle Technology pursuant to the contractual arrangements, which were eliminated during the consolidation), and we expect our costs may continue to increase in the future. The ineffectiveness of control over Quan Toodou that may result from this lawsuit could cause significant disruption to our business, operations and financial condition, and could have a negative impact on our ability to execute such corporate actions.

In addition, under certain of our business agreements entered into by Quan Toodou, such as the collaboration agreements with China Mobile and Samsung, the counterparties will have the right to terminate such agreements in the event of any significant changes of the shareholding structure or ownership of Quan Toodou. If the above litigation results in such significant changes, the relevant counterparties may terminate their agreements with us.

Contractual arrangements we have entered into with Quan Toodou, Shanghai Suzao, Chengdu Gaishi and Beijing Tixian may be subject to scrutiny by the PRC tax authorities, and a finding that we or our affiliated entities owe additional taxes could reduce our net income and the value of your investment.

As required by applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between our subsidiary in China on the one hand, and Quan Toodou, Shanghai Suzao, Chengdu Gaishi and Beijing Tixian on the other, do not represent an arm’s-length price and adjust Quan Toodou, Shanghai Suzao, Chengdu Gaishi or Beijing Tixian’s income in the form of a transfer pricing adjustment.

A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by Quan Toodou, Shanghai Suzao, Chengdu Gaishi or Beijing Tixian, which could in turn increase their respective tax liabilities. In addition, the PRC tax authorities may impose late payment fees and other penalties on our affiliated entities for underpaid taxes. Our net income may be adversely affected if our affiliated entities’ tax liabilities increase or if they are found to be subject to late payment fees or other penalties.

The M&A Rules and other related rules establish more complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

On August 8, 2006, six PRC regulatory authorities, including the MOFCOM, the State-owned Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC, and the State Administration for Foreign Exchange, or the SAFE, jointly issued the Regulation on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006, as amended on June 22, 2009. The M&A Rules establish procedures and requirements that could make some acquisitions of Chinese companies by foreign investors more time-consuming and complex, including requirements in some instances that prior notification to or approval by the MOFCOM be made or obtained.

We may grow our business in part by acquiring complementary businesses in China. Complying with the requirements of the M&A Rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business and maintain our market share.

The MOFCOM Security Review Rules effective from September 1, 2011 further provide that a merger or acquisition of a domestic enterprise by foreign investors is subject to security review. In addition, the principle of substance over form should be applied to such security review and foreign investors are prohibited from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. If the business of any PRC domestic target company that we plan to acquire falls into the ambit of security review under the MOFCOM Security Review Rules, we may not be able to pass such security review process or successfully acquire such company by either equity or asset acquisition or through a contractual arrangement.

Recent PRC regulations, particularly SAFE Circular No. 75 relating to acquisitions of PRC companies by foreign entities, may limit our ability to acquire PRC companies and adversely affect the implementation of our strategy as well as our business and prospects.

On October 21, 2005, the SAFE issued the Circular on Several Issues concerning Foreign Exchange Administration for Domestic Residents to Engage in Financing and in Return Investments via Overseas Special Purpose Companies, known as Circular No. 75, which became effective on November 1, 2005. Circular No. 75 and related rules provide, among other things, that prior to establishing or acquiring direct or indirect interest of an offshore company, or the Offshore SPV, for the purpose of financing that Offshore SPV with assets of, or equity interests in, an enterprise in the PRC, each PRC resident (whether a natural or legal person) holding direct or indirect interest in the Offshore SPV must complete prescribed registration procedures with the relevant local branch of the SAFE.

Such PRC resident must amend his, her or its SAFE registration under certain circumstances, including upon any injection of equity interests in, or assets of, a PRC enterprise to the Offshore SPV as well as any material change in the capital of the Offshore SPV, including by way of a transfer or swap of shares, a merger or division, a long-term equity or debt investment or the creation of any security interests in favor of third parties. Circular No. 75 applies retroactively and to indirect shareholdings. PRC residents who have established or acquired direct or indirect interest of any Offshore SPVs that have made onshore investments in the PRC in the past are required to complete the registration procedures by March 31, 2006. The SAFE subsequently issued relevant guidance to its local branches with respect to the operational procedures of the SAFE registration under Circular No. 75. See “Item 4. Information on the Company — B. Business Overview — Regulation Related to Our Business — Regulations on Foreign Exchange Registration of Offshore Investment by PRC Residents.”

We have requested PRC residents holding direct or indirect interest in our company to our knowledge to make the necessary applications, filings and amendments as required under Circular No. 75 and other related rules. However, we may not be informed of the identities of all the PRC residents holding direct or indirect interest in our company, and we cannot provide any assurances that these PRC residents will comply with our request to make or obtain any applicable registrations or comply with other requirements required by Circular No. 75 or other related rules. The failure or inability of these PRC residents to make any required registrations or comply with other requirements under Circular No. 75 and other related rules may subject such PRC residents or our PRC subsidiary to fines and legal sanctions and may also limit our ability to contribute additional capital into or provide loans to (including using the proceeds from our initial public offering) our PRC subsidiary, limit our PRC subsidiary’s ability to pay dividends or otherwise distribute profits to us, or otherwise adversely affect us.

All employee participants in our share incentive plans who are PRC citizens may be required to register with the SAFE. We may also face regulatory uncertainties that could restrict our ability to adopt additional option plans for our directors and employees under PRC law.

In December 2006, the People’s Bank of China promulgated the Administrative Measures for Individual Foreign Exchange, which set forth the respective requirements for foreign exchange transactions by PRC individuals under either the current account or the capital account. In January 2007, the SAFE issued the Implementation Rules of the Administrative Measures for Individual Foreign Exchange, which, among other things, specified approval requirements for certain capital account transactions such as a PRC citizen’s participation in the employee stock ownership plans or stock option plans of an overseas publicly-listed company.

In February 2012, the SAFE promulgated the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas-Listed Companies, or the Stock Option Rule, which terminated the Processing Guidance on Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plans or Stock Option Plans of Overseas-Listed Companies issued by the SAFE in March 2007. Under the Stock Option Rule, PRC citizens who participate in any stock incentive plan including an employee stock option plan of an overseas-listed company are required, through a qualified PRC domestic agent or PRC subsidiary of such overseas-listed company, to register their stock options with the SAFE and complete certain other procedures.

We and our PRC citizen employees participating in our stock incentive plan are subject to the Stock Option Rule. We are applying for registration of our stock incentive plan with the local branch of the SAFE in Shanghai. Failure to comply with the Stock Option Rule and other relevant rules will subject us or our PRC citizen employees participating in our stock incentive plan to fines and other legal or administrative sanctions and result in restrictions on our execution of option plans, including the grant of options under such plans to our employees, which could adversely affect our business operations.

The enforcement of labor contract law and an increase in labor costs in the PRC may adversely affect our business and our profitability.

China adopted a labor contract law and its implementation rules effective on January 1, 2008 and September 18, 2008, respectively. The labor contract law and its implementation rules impose more stringent requirements on employers with regard to, among others, minimum wages, severance payment upon permitted termination of the employment by an employer and non-fixed term employment contracts, time limits for probation periods as well as the duration and the times that an employee can be placed on a fixed term employment contract. Due to the limited period of effectiveness of the labor contract law and its implementation rules and the lack of clarity with respect to their implementation and potential penalties and fines, it is uncertain how they will impact our current employment policies and practices.

Our employment policies and practices may violate the labor contract law or its implementation rules and we may be subject to related penalties, fines or legal fees. Compliance with the labor contract law and its implementation rules may increase our operating expenses, in particular our personnel expenses, as the continued success of our business depends significantly on our ability to attract and retain qualified personnel. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the labor contract law and its implementation rules may also limit our ability to effect those changes in a manner that we believe to be cost-effective or desirable, which could adversely affect our business and results of operations.

We may be classified as a “resident enterprise” for PRC enterprise income tax purposes, which could result in unfavorable tax consequences for us and our non-PRC shareholders.

Under the PRC Enterprise Income Tax Law, or the EIT Law, and its implementation rules, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a PRC resident enterprise and is subject to the enterprise income tax at the rate of 25% on its worldwide income. The rules implementing the EIT law define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over, among other things, manufacturing and other operations, personnel, accounting, properties of an enterprise.”

The State Administration for Taxation issued the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or SAT Circular 82, on April 22, 2009. SAT Circular 82 clarifies that dividends and other income paid by resident enterprises to shareholders that are non-PRC resident enterprises will be considered to be PRC source income, and subject to PRC withholding tax, currently at a rate of 10% unless otherwise reduced or exempted by relevant tax treaties. SAT Circular 82 also subjects such resident enterprises to reporting requirements with the PRC tax authorities. In addition, SAT Circular 82 provides certain specific criteria for determining whether the “de facto management body” is located in China for an overseas incorporated enterprise controlled by PRC enterprises or PRC enterprise groups. However, it remains unclear how the tax authorities will determine the location of “de facto management bodies” for overseas incorporated enterprises not controlled by PRC enterprises like us.

Therefore, it remains unclear whether the PRC tax authorities would require or permit our overseas registered entities to be treated as PRC resident enterprises. We do not currently consider our company to be a PRC resident enterprise. However, if the PRC tax authorities disagree with our assessment and determine that we are a PRC resident enterprise, we may be subject to the PRC enterprise income tax at 25% on our global income. In such cases, however, there is no guarantee that the preferential treatments to PRC tax residents will automatically apply to us, such as the withholding tax exemption on dividends between qualified PRC resident companies. In addition, dividends paid by us to our shareholders that are non-PRC resident enterprises as well as capital gains recognized by them with respect to the sale of our shares may be subject to a PRC withholding tax under the EIT Law. This will have an impact on our effective tax rate, will materially adversely affect our net income and results of operations, and may require us to withhold tax on our shareholders that are non-PRC resident enterprises.

Dividends we receive from our operating subsidiaries located in the PRC may be subject to PRC withholding tax.

The EIT Law provides that a maximum income tax rate of 20% may be applicable to dividends payable to non-PRC investors that are “non-resident enterprises,” to the extent such dividends are derived from sources within the PRC, and the State Council has reduced such rate to 10%, in the absence of any applicable tax treaties that may reduce such rate, through the implementation regulations. We are a Cayman Islands holding company and substantially all of our income may be derived from dividends we receive from our operating subsidiaries located in the PRC. China has not entered into any tax treaties with the Cayman Islands.

Pursuant to the double taxation avoidance arrangement between the PRC and Hong Kong and subject to the approval of the local tax authorities, dividends paid to Star Manor Limited, or Star Manor, and Tudou Limited by their respective PRC subsidiaries may be subject to PRC withholding tax at the preferential rate of 5% as long as Star Manor and Tudou Limited are each deemed a Hong Kong resident enterprise under the EIT Law and directly hold 25% or more equity interest in their relevant PRC subsidiary. However, if the PRC tax authorities would not consider Star Manor or Tudou Limited as the beneficial owner of any dividends paid from their respective PRC subsidiaries based on the “substance over form” principle under applicable tax rules and thus deny the claim for the preferential withholding tax rate, dividends from such PRC subsidiaries to Star Manor and Tudou Limited would be subject to PRC withholding tax at a rate of 10% instead of 5%. If we are required under the EIT Law to pay withholding tax for any dividends we receive from our subsidiaries, the amount of dividends, if any, we may pay to our shareholders and ADS holders may be materially adversely affected.

Dividends payable by us to our foreign investors and gains on the sale of our ADSs or ordinary shares by our foreign investors may become subject to taxes under PRC tax laws.

Under the EIT Law and its implementation regulations issued by the State Council, a 10% PRC withholding tax is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC or which have such establishment or place of business but have income not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the PRC. Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to a PRC withholding tax, usually at a rate of 10% unless otherwise reduced or exempted by relevant tax treaties, if such gain is regarded as income derived from sources within the PRC. It is unclear whether dividends paid on our ordinary shares or ADSs, or any gain realized from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and would as a result be subject to PRC withholding tax.

If we are considered a PRC “resident enterprise,” then any dividends paid to our overseas shareholders or ADS holders that are “non-resident enterprises” and any gains realized by them from the transfer of our ADSs or ordinary shares may be regarded as being derived from PRC sources and, as a result, would be subject to a 10% PRC withholding tax, unless otherwise reduced or exempted by relevant tax treaties. It is unclear whether, if we are considered a PRC “resident enterprise”, holders of our ADSs or ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. If dividends payable to our non-PRC investors that are “non-resident enterprises,” or gains from the transfer of our ordinary shares or ADSs by such investors are subject to PRC tax, the value of your investment in our ordinary shares or ADSs may be materially adversely affected.

We face uncertainty regarding PRC tax reporting obligations and the consequences of certain indirect transfers of the stock of our operating company.

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises issued by the PRC State Administration for Taxation on December 10, 2009 and other related rules, where a foreign investor transfers the equity interests in a PRC resident enterprise indirectly by way of the sale of equity interests in an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, the foreign investor should report such Indirect Transfer to the competent tax authority of the PRC resident enterprise within 30 days of execution of the equity transfer agreement for such Indirect Transfer. The PRC tax authority will examine the true nature of the Indirect Transfer, and if the tax authority considers that the foreign investor has adopted an abusive arrangement without reasonable commercial purposes and in order to avoid PRC tax, they will disregard the existence of the overseas holding company that is used for tax planning purposes and re-characterize the Indirect Transfer and as a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at the rate of up to 10%.

A newly adopted PRC tax pilot program may have an adverse impact on our results of operations and financial condition.

The PRC government recently adopted a PRC tax pilot program, which is initially being implemented in Shanghai and may be extended to other cities. On November 16, 2011, the Ministry of Finance and the State Administration of Taxation jointly issued the Circular on the Pilot Program for the Collection of Value Added Tax in Lieu of Business Tax, or Circular 110, and the Circular on the Pilot Program for the Collection of Value Added Tax in Lieu of Business Tax in the Transportation and Certain Modern Service Sectors in Shanghai, or Circular 111. These circulars became effective on January 1, 2012. Pursuant to Circular 110 and Circular 111, starting from January 1, 2012, companies which are classified by Shanghai’s local tax authorities as being engaged in certain services, including transportation services, research and development services, information technology services and advertising services are required to pay value added tax, or VAT, at a rate ranging from 6% to 17% in lieu of business tax. Advertising services provided by our Shanghai entities are now subject to a 6% VAT in lieu of business tax starting from January 1, 2012. We cannot assure you that this program will not have any negative impact on our results of operations.

We rely on dividends paid by our subsidiaries for our cash needs, and any limitation on the ability of our subsidiaries to make payments to us could materially adversely affect our ability to conduct our business.

We conduct all of our business through our consolidated subsidiaries and VIEs incorporated in China. We rely on dividends paid by our consolidated subsidiaries for our cash needs, including the funds necessary to pay any dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities established in China is subject to limitations. Regulations in China permit payment of dividends only out of accumulated profits determined in accordance with accounting standards and regulations in China.

As of December 31, 2011, our PRC subsidiaries had an aggregate accumulated deficits of RMB496.5 million (US$78.9 million) as determined under applicable PRC accounting standards. Each of our PRC subsidiaries is also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserve fund until the aggregate amount of such reserves reaches 50% of its respective registered capital, as well as to allocate a discretional portion of its after-tax profits to its staff welfare and bonus fund. Such statutory reserves are not distributable as loans, advances or cash dividends.

We anticipate that in the foreseeable future our PRC subsidiaries will need to continue to set aside 10% of their respective after-tax profits to their statutory reserves after they have become profitable and have made up historical losses. In addition, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Any limitations on the ability of our PRC subsidiaries to transfer funds to us could materially adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends or otherwise fund and conduct our business.

Risks Related to Our ADSs

The market price for our ADSs may be volatile.

The market price for our ADSs has fluctuated since we first listed our ADSs. Since our ADSs listed on the NASDAQ Global Market on August 16, 2011, the trading price of our ADSs have ranged from US$9.50 to US$44.88 per ADS and the last reported trading price on March 28, 2012 was US$30.74 per ADS.

The market price for our ADSs may be highly volatile and subject to wide fluctuations in response to factors including the following:

•	announcements of technological or competitive developments;

•	regulatory developments in China affecting us or our competitors;

•	actual or anticipated fluctuations in our quarterly operating results and changes or revisions of our expected results;

•	changes in financial projections by securities research analysts;

•	addition or departure of our senior management and other key personnel; and

•	sales or perceived sales of additional ordinary shares or ADSs.

In addition, the securities market has experienced significant price and volume fluctuations not related to the operating performance of particular companies. These market fluctuations may also materially adversely affect the market price of our ADSs. In the past, following periods of volatility in the market price of a company’s securities, shareholders have often instituted securities class action litigation against that company. Any such class action suit or other securities litigation would divert the attention of our senior management, require us to incur significant expense and, whether or not adversely determined, could materially adversely affect our business, financial condition, results of operations and prospects.

Future sales, or perceived sales, of ADSs or ordinary shares in the public market could cause the price of our ADSs to decline.

Additional sales of our Class B ordinary shares in the public market after our initial public offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of March 15, 2012, we had 8,913,333 Class A ordinary shares and 104,512,229 Class B ordinary shares outstanding. All ADS are freely transferable without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding after our initial public offering are available for sale, upon the expiration of the 180-day lock-up period beginning from the closing of our initial public offering, subject to restrictions as applicable under Rule 144 under the Securities Act. To the extent these shares are sold into the market, the market price of our ADSs could decline.

In addition, certain holders of our ordinary shares have the right to cause us to register the sale of their shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the public market, or the perception that such sales could occur, could cause the price of our ADSs to decline.

Holders of ADSs have fewer rights than shareholders and must act through the depositary to exercise those rights.

Holders of ADSs do not have the same rights as our shareholders and may only exercise voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. If the vote is by show of hands, the depositary will not vote the deposited securities. If the vote is by poll, the depositary will try to vote the deposited securities in accordance with the voting instructions it timely receives from ADS holders. In the event of poll voting, deposited securities for which no instructions are received will not be voted, except as described in the following risk factor. If we ask for your instructions, we will give the depositary notice of any such meeting and details concerning the matters to be voted upon at least 30 days prior to the meeting date and the depositary will send a notice to you about the upcoming vote and will arrange to deliver our voting materials to you.

However, we are not required to ask for your instructions, so, when a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will use reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ordinary shares are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholder meeting.

The depositary for our ADSs may give us a discretionary proxy to vote our ordinary shares underlying your ADSs if you do not give voting instructions, which could adversely affect your interests.

Under the deposit agreement for the ADSs, if we asked for your instructions but the depositary does not receive your instructions by the cutoff date it sets, the depositary will give us a discretionary proxy to vote the ordinary shares underlying your ADSs as to all matters at the shareholders’ meeting unless:

•	we instructed the depositary we do not wish to receive a discretionary proxy;

•	we informed the depositary that there is substantial opposition to the particular matter; or

•	the particular matter would have a material adverse impact on shareholders.

The effect of this discretionary proxy is that if you do not give voting instructions, you cannot prevent the ordinary shares underlying your ADSs from being voted, except in the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

You may be subject to limitations on transfers of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient to do so in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings and you may not receive cash dividends or other distributions if it is impractical to make them available to you.

We may, from time to time, distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make any such rights available to you in the United States unless we register such rights and the securities to which such rights relate under the Securities Act or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary bank will not make rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act, or exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

In addition, the depositary has agreed to pay you cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property and you will not receive such distribution.

Risks Relating to Our Proposed Merger with Youku Inc.

There are risks and uncertainties associated with our proposed merger with Youku Inc.

On March 11, 2012, we, Youku Inc., a Cayman Islands company, or Youku, and Two Merger Sub Inc., a Cayman Islands company and a direct wholly owned subsidiary of Youku, entered into an Agreement and Plan of Merger, or the Merger Agreement, for us to combine with Youku in a 100% stock-for-stock transaction, or the Merger. See “Item 4. Information on the Company – A. History and Development of the Company – Proposed Merger between Our Company and Youku” for more details relating to the Merger.

The Merger may not be consummated or may not be consummated in the timeframe or manner currently anticipated as a result of several factors, including, among other things, the failure of one or more of the Merger Agreement’s closing conditions to be satisfied or waived or any litigation that may arise relating to the Merger. In addition, there can be no assurance that the approval of shareholders of Youku or relevant regulators will be obtained, or that other events will not intervene to delay the Merger or result in the termination of the Merger Agreement. If the Merger is not completed, the price of our ADSs may change to the extent that the current market price of our ADSs reflects an assumption that the Merger will be consummated. Pending the closing of the Merger, the Merger Agreement also restricts us from engaging in certain actions without Youku’s consent, which could prevent us from pursuing opportunities that may arise prior to the closing of the Merger. If the Merger does not close, we may have missed business opportunities that we otherwise would have taken had we not been subject to the restrictive covenants contained in the Merger Agreement. Any delay in closing or a failure to close could have a negative effect on our business and ADS price , our relationships with our customers, vendors or employees, and our ability to pursue alternative strategic transactions and to implement alternative business plans.

The market price of Youku ADSs may decline before or at the time Tudou shareholders and Tudou ADS holders receive Youku Class A ordinary shares and Youku ADSs pursuant to the Merger Agreement or following the completion of the Merger.

At the effective time of the Merger, among other things, (i) each outstanding Tudou share will be converted into the right to receive fixed consideration consisting of 7.177 Youku Class A ordinary shares, and (ii) each outstanding Tudou ADS will be converted into the right to receive fixed consideration consisting of 1.595 Youku ADSs. The exchange ratios will not be adjusted at any time to reflect changes in the market value of Youku ADSs.

The market price of Youku ADSs may decline before or at the time Tudou shareholders and Tudou ADS holders receive Youku Class A ordinary shares and Youku ADSs, respectively, pursuant to the Merger Agreement. The actual market value of Youku Class A ordinary shares and Youku ADSs, when received by Tudou shareholders and Tudou ADS holders, will depend on the market value of those Youku Class A ordinary shares and Youku ADSs on the date when the Merger is completed. This market value may be less than the value of the Youku Class A ordinary shares and Youku ADSs at the time the Merger Agreement was signed. The decline may be caused by changes in the businesses, operations, results or prospects of either Youku or Tudou (or the combined company), market expectations of the likelihood that the Merger will be completed or the timing of the completion, general market or economic conditions or other factors.

In addition, the market price of Youku ADSs may decline at any time following the completion of the Merger if, among other factors,

•	the Merger does not achieve the expected benefits; for example, the effect of the Merger on the financial results of Youku is not consistent with the expectations of financial analysts or investors;

•	there are unanticipated costs associated with, or difficulties in, integrating acquired businesses and managing a larger business;

•	there is a decline in the industry overall or the underlying economic conditions of the online video sector in China; or

•	certain Tudou ADS holders or Tudou shareholders sell a significant number of Youku ADSs in the open market after consummation of the Merger.

Youku and Tudou may not achieve the expected benefits of the proposed Merger.

Youku and Tudou entered into the Merger Agreement with the expectation that the proposed Merger will result in various benefits. Some of those benefits may not be achieved or, if achieved, may not be achieved within the time frame in which they are expected. Whether these anticipated benefits are realized depends on future events and circumstances, some of which are beyond the parties’ control. For example, Youku’s future growth in revenues, earnings and cash flow will be partly dependent on future economic conditions and conditions in the online video sector in China. Also, the potential synergies that Youku and Tudou anticipate due to an integration of the two companies may not be realized.

Youku and Tudou will incur transaction and integration costs in connection with the Merger.

Youku and Tudou have incurred, and expect to continue to incur, significant costs in connection with the Merger, including the fees of their respective professional advisors. Youku will also incur integration costs following the completion of the Merger as Tudou’s operations are integrated with Youku’s operations. Improvements in the industry, competitive landscape and the underlying economics of the online video sector in China may not materialize in the near term or at all, and if they materialize, may not be sufficient to offset the costs associated with the Merger. Unanticipated costs, or the failure to realize such expected improvements, may have an adverse impact on the results of operations of the combined company following the completion of the Merger.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

In December 2004, Mr. Gary Wei Wang, our founder, chairman and chief executive officer, together with another member of our founding team, incorporated Quan Toodou Network Science and Technology Co., Ltd., or Quan Toodou, in China. In April 2005, we launched our online video site in China. It is the first UGC and video sharing site launched in China based on a report issued by Gartner, Inc. in September 2010. We have been conducting our online video and advertising business operations in China primarily through Quan Toodou.

In November 2005, StarCloud Media Co., Limited, or StarCloud BVI, our intermediate holding company, was incorporated in the British Virgin Islands. In January 2006, StarCloud BVI established its wholly owned subsidiary, Reshuffle Technology (Shanghai) Co., Ltd., or Reshuffle Technology, in China. We have, through Reshuffle Technology, entered into certain contractual arrangements with Quan Toodou and its shareholders, pursuant to which we effectively control Quan Toodou’s operations in China.

In May 2009, Shanghai Suzao Network Science and Technology Co., Ltd., or Shanghai Suzao, was incorporated in Shanghai, China. Shanghai Suzao is engaged in the maintenance of our network infrastructure. Through Reshuffle Technology, we have entered into certain contractual arrangements with Shanghai Suzao and its shareholders, pursuant to which we effectively control the operations of Shanghai Suzao.

In June 2009, Quan Toodou established its wholly-owned subsidiary, Shanghai Licheng Cultural Communication Co., Ltd., or Shanghai Licheng, in China, which primarily engages in the business of advertisement design and production.

In June 2009, Chengdu Gaishi were established in China. We have also, through Reshuffle Technology, entered into certain contractual arrangements with Chengdu Gaishi and its shareholders, pursuant to which we effectively control Chengdu Gaishi’s operations. Chengdu Gaishi was incorporated for purposes of maintenaining our network infrastructure. However, since its incorporation, Chengdu Gaishi has not been actively engaged in any business operations. We are in the process of terminating the contractual arrangements with Chengdu Gaishi and its shareholders and dissolving Chengdu Gaishi, and expect to complete the dissolution process in the second quarter of 2012.

In February 2010, Star Manor was incorporated in Hong Kong and was acquired by StarCloud BVI in June 2010. Star Manor was engaged in trading and investment businesses. In October 2010, we made it one of our intermediary holding companies by transferring all of StarCloud BVI’s equity interest in Reshuffle Technology to Star Manor.

In connection with our initial public offering, we commenced a corporate restructuring in 2010. Set forth below are the key steps of our restructuring.

•	In April 2010, Tudou Holdings Limited was incorporated under the laws of the Cayman Islands.

•	In August 2010, StarCloud BVI established a wholly owned subsidiary, Wohong Technology in China, which primarily engages in the provision of technology services to our VIEs.

•

In September 2010, Tudou Holdings Limited issued its shares to the existing shareholders of StarCloud BVI in exchange for all of the outstanding shares of StarCloud BVI. As a result, Tudou Holdings Limited became the ultimate holding company of our group after this transaction.

In February 2011, StarCloud BVI acquired a 100% equity interest in Tudou Limited, a Hong Kong company engaged in the advertising business.

On August 16, 2011, we listed our ADSs on the NASDAQ Global Market under the ticker symbol “TUDO.” We issued 6,000,000 ADSs, representing 24,000,000 Class B ordinary shares at an initial offering price of US$29.00 per ADS.

In September 2011, Quan Toodou established its wholly-owned subsidiary, Quan Toodou Cultural Communication Co., Ltd., or Quan Toodou Cultural, in China. We are in the process of transferring the online video business from Quan Toodou to Quan Toodou Cultural.

In December 2011, Star Manor established its wholly owned subsidiary, Chuanxian Network Technology (Shanghai) Co., Ltd., or Chuanxian Network, in China, which primarily engages in computer hardware and software and related supporting services. In December 2011, Tudou Limited established its wholly owned subsidiary, Toodou (China) Advertising Co., Ltd., in China, which primarily engages in advertisement design, production, agency and dissemination businesses.

In January 2012, Beijing Tixian was established in China, primarily engaging in animation video production and related businesses. We have, through Reshuffle Technology, entered into certain contractual arrangements with Beijing Tixian and its shareholders, pursuant to which we have gained effective control over Beijing Tixian’s operations.

Our principal executive offices are located at Building No. 6, X2 Creative Park, 1238 Xietu Road, Xuhui District, Shanghai 200032, People’s Republic of China. Our telephone number at this address is (86-21) 5170-2355 and our fax number is (86-21) 5170-2366. Our registered office in the Cayman Islands is at the offices of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

Investor inquiries should be directed to us at the address and telephone number of our principal executive offices set forth above. Our website is www.tudou.com. The information contained on our website is not part of this annual report. Our agent for service of process in the United States is CT Corporation System located at 111 Eighth Avenue, New York, New York 10011.

Proposed Merger between Our Company and Youku

On March 11, 2012, we, Youku Inc., a Cayman Islands company, or Youku, and Two Merger Sub Inc., a direct wholly owned subsidiary of Youku, entered into an Agreement and Plan of Merger, or the Merger Agreement, for us to combine with Youku in a 100% stock-for-stock transaction.

Under the terms of the Merger Agreement, each of our Class A ordinary shares and Class B ordinary shares issued and outstanding immediately prior to the effective time of the merger will be cancelled in exchange for the right to receive 7.177 Class A ordinary shares of Youku, and each of our ADSs will be cancelled in exchange for the right to receive 1.595 American depositary shares of Youku, or Youku ADSs, each of which represents 18 Youku Class A ordinary shares, immediately upon completion of the transaction.

Following the consummation of the transaction, we will become a wholly owned subsidiary of Youku, and our ADSs will no longer be traded on the NASDAQ Global Market and will cease to be registered under Section 12 of the Securities Exchange Act of 1934. Youku ADSs will continue to be listed on the New York Stock Exchange under the symbol “YOKU”.

The merger has been approved by both companies’ boards of directors and is subject to customary closing conditions, including (i) the authorization and approval of the Merger Agreement and the merger by an affirmative vote of shareholders representing two-thirds or more of our ordinary shares present and voting in person or by proxy at a meeting of our shareholders which will be convened to consider the authorization and approval of the Merger Agreement and the merger, and (ii) the approval of the issuance of the Class A ordinary shares of Youku constituting the merger consideration by both (x) shareholders representing a majority of the aggregate voting power of the ordinary shares of Youku outstanding (voting together as a single class) and (y) shareholders representing a majority of the total outstanding Class A ordinary shares of Youku (voting as a separate class), at a meeting of Youku shareholders which will be convened to consider the approval of the issuance of the Class A ordinary shares of Youku constituting the merger consideration. Certain of our principal shareholders and principal shareholders of Youku have committed to vote in favor of the merger.

The description contained herein of the transactions contemplated by the Merger Agreement and the voting arrangements does not purport to be complete, and is qualified in its entirety by the terms and conditions of the Merger Agreement, the voting agreements entered into by us and certain principal shareholders of Youku, and the voting agreements entered into by Youku and certain of our principal shareholders, copies of which are filed as Exhibits 99.1 through 99.10 to our Current Report on Form 6-K, dated March 13, 2012, and incorporated by reference into this Annual Report on Form 20-F.

B.	Business Overview

We are a leading Internet video company in China. We believe our “Tudou” brand is one of the most recognized Internet brands in China. Our Tudou.com website was the first UGC and video sharing site launched in China based on a report issued by Gartner, Inc., an independent information technology research firm, in September 2010, or the Gartner Report. It provides a robust online platform for Chinese Internet users to upload, watch and share videos via the Internet. By leveraging our leading industry position and recognizable and valuable brand, we have established a large and highly engaged user community.

Our registered users increased from approximately 54.4 million as of December 31, 2009 to approximately 78.2 million as of December 31, 2010 and approximately 101.9 million as of December 31, 2011. Our average number of new video clips uploaded daily increased from approximately 28,700 in 2009 to approximately 40,000 in 2010 and approximately 57,580 in 2011. In addition, the number of monthly unique visitors to our site Tudou.com increased from approximately 137 million in December 2009 to approximately 182 million in December 2010, and to approximately 227 million in December 2011, according to iResearch. In December 2011, the number of monthly video views nearly doubled to 5.2 billion from 2.6 billion in December 2010.

We provide a truly on-demand and interactive viewing experience where our users can find content they want to view, share content they create and connect with other users on our platform. We offer a comprehensive selection of unique and entertaining content including UGC, premium licensed content and content developed in-house. Our extensive content library is designed to meet our users’ diverse viewing needs spanning genres from entertainment and animation to finance and music. The volume and quality of our unique content, combined with our enjoyable user experience, have allowed us to establish a large user base, consisting primarily of the young, urban, affluent and educated demographic group that is particularly attractive to advertisers.

We have focused on developing our online platform to provide what we believe is the best user experience in the online video industry in China. We have developed a user friendly and interactive interface that we believe provides our users with a superior viewing experience. Our website allows our users to watch, upload, rate, comment on and recommend videos, creating an engaging and interactive experience. In addition, we have created rich community features to enhance our users’ experience. We encourage the creativity of our user community through signature industry events such as the Tudou Video Festival, through talent development initiatives and by providing monetary incentives to producers of our most viewed UGCs. To ensure an enjoyable user experience, we have built a robust technology platform with access to over 4,000 servers across China, which focuses on the delivery of online video content with an emphasis on stability, scalability and flexibility.

Online video and online advertising have grown rapidly in China in recent years as a result of positive macroeconomic trends, increasing Internet penetration rates and the growing acceptance of the Internet as a critical channel for advertisers’ marketing strategies. In addition, users are seeking alternatives to traditional television to have more control over their media viewing experience. Content portability is also becoming increasingly important as users want to have the option to access video and other content on their mobile phones and other Internet-enabled devices. We believe we are well positioned to capitalize on these key industry trends.

We generate revenues primarily by delivering online advertising services. We provide advertising services primarily through our Tudou.com website in various formats, including pre-roll or post-roll video advertisements, in-roll logos, background advertisements, banners, buttons, links and streaming advertisements. In addition, we provide innovative online advertising services, including event sponsorships, interactive advertising and opportunities to purchase advertising embedded in our content developed in-house.

We also began generating revenues in January 2010 from our mobile video services that we provide primarily through a channel on China Mobile’s wireless video platform, which had an aggregate of approximately 15.8 million users with a total of approximately 27.7 million video views in 2010 and an aggregate of approximately 42.7 million users with a total of approximately 85.9 million video views in 2011. Through our agreement with China Mobile, we select and provide videos based on our assessment of mobile user preferences. Users pay a monthly subscription fee to China Mobile for access to our video channel or pay on a per-clip basis, and we share the fees for these services with China Mobile. In addition, we began providing our mobile video services in April 2011 through two video channels on China Unicom’s wireless video platform and in January 2011 through China Telecom’s NETiTV platform.

Since we launched our online video platform in April 2005, our business has grown substantially. As is customary in the advertising industry in China, we typically enter into advertising contracts with third-party advertising agencies. We pay agency fees to third-party advertising agencies that purchase our advertising services and recognize revenues net of these agency fees. Our net revenues are net of sales taxes. Our net revenues increased from RMB89.1 million in 2009 to RMB286.3 million in 2010 and to RMB512.2 million (US$81.4 million) in 2011, representing a compound annual growth rate, or CAGR, of 79.1% over the three-year period. Our net loss was RMB144.8 million, RMB347.4 million and RMB 511.2 million (US$81.2 million) in 2009, 2010 and 2011, respectively. Our adjusted net loss, a non-GAAP financial measure, which excludes non-cash items including share-based compensation expenses, beneficial conversion charges on convertible loans and fair value changes in warrant liabilities from our net loss, was RMB133.3 million, RMB107.2 million and RMB292.4 million (US$46.5 million) in 2009, 2010 and 2011, respectively. For a reconciliation of our net loss to our adjusted net loss, see footnote 2 on page 3 of this annual report.

Our Video Platform

Our Website

Our Tudou.com website provides an online platform that allows users to upload, share, watch, rate and comment on videos. We launched our site in April 2005, and we believe Tudou.com was the first video site launched in China. Since then, we have been expanding our services available to Internet users. The average number of new video clips uploaded each day increased from approximately 28,700 in 2009 to approximately 40,000 in 2010 and approximately 57,580 in 2011. As of December 31, 2011, our Tudou.com website offered more than 60.7 million video clips.

We strive to provide a superior viewing experience to our users, which is supported by our advanced technology. We are able to offer high definition quality content. In May 2011, we launched an upgraded technology platform, which is able to maintain the original size of uploaded UGC and thus allow quality higher than the current industry standard. In addition, we provide “full screen/normal screen” viewing options, and offer “light on/light off” features which allow users to switch between white and black backgrounds when watching a video clip, just as they may turn on or turn off the light when watching a traditional television program or film at home.

We believe our Tudou.com website also provides a highly engaging and interactive experience supported by a series of user-friendly functions not available with traditional television. In order to help users more easily find their preferred content, videos available on our website are categorized into channels and sub-channels. We provide a selection of search tools to help users locate a desired video clip based on our channels, sub-channels and keywords. We also offer a search history list for frequent visitors to help them quickly locate recently viewed video clips. We customize our homepage by recommending selected video clips to users from a specific geographic area based on data about regional preferences. The most viewed videos are also recommended to users on the “Top 10” list on our website as well as on the individual page of each channel. Once a program is selected and viewed by a user, our website will present related video clips in which the user may be interested. Users may create a playlist based on their preferences so that the preferred videos will be broadcast continuously. Registered visitors may upload video clips easily to our website and make comments under each video clip to share their opinions.

We believe these features help provide an enhanced user experience and reinforce user loyalty. As a result, our registered users increased from approximately 54.4 million as of December 31, 2009 to approximately 78.2 million as of December 31, 2010 and further to approximately 101.9 million as of December 31, 2011. In February 2012, we established an enhanced video sharing platform with Sina Weibo, one of the largest micro-blogging social networking sites in China, for its users to upload videos to and share videos from our site. In addition, through this platform Sina Weibo users who are not registered with us, but wish to share their videos with our users, will automatically become a registered user of Tudou.com. This platform also enables users to syncronize comments and discussions on both sites, which creates a more integrated and interactive experience for our users.

Mobile Platform

In January 2010, we extended our platform to mobile users in China through a video channel with China Mobile. China Mobile’s mobile phone customers with Internet access may subscribe for services and will have access, through their mobile phones, to the video programs we have uploaded onto the channel. In 2010, our channel had an aggregate of approximately 15.8 million users with a total of approximately 27.7 million video views. In 2011, our channel had an aggregate of approximately 42.7 million users with a total of approximately 85.9 million video views.

We generally select UGC video programs that are accessible to mobile phone users based on our analysis of users’ preferences and tastes. China Mobile can also introduce third-party content for us to integrate into our selected programs. To promote these services, we have agreed with certain major mobile handset manufacturers, such as Blackberry, Motorola, Nokia and Samsung, and handset design houses, to install mobile application software we have developed onto their mobile handsets. This allows mobile users easy access to video programs on our channel on China Mobile’s wireless video platform. We also collaborate with mobile application store operators to include access to our channel in their application stores.

In September 2010, China Mobile rolled out the 2010 “G-Snap!” mobile video competition nationwide in cooperation with us and other online video companies, soliciting the best UGC videos among its over 800 million mobile users. Mobile users may upload UGC video clips they produced to our website through software installed on their mobile handsets. A total of approximately 5,700 UGC video clips were uploaded to our website during this campaign.

In April 2011, we entered into a three-year cooperation agreement with a joint venture of China Unicom to provide its mobile subscribers with our mobile video services through joke and lifestyle channels on China Unicom’s wireless platform. We are responsible for operating these two channels pursuant to this agreement. Users pay a monthly subscription fee to China Unicom for access to these two channels or pay on a per-clip basis, and we share the fee for these services with the joint venture after it obtains its share of the fee from China Unicom.

In August 2011, we entered into a one-year cooperation agreement with a subsidiary of China Telecom. Under this agreement, we provide mobile subscribers with our mobile video services through China’s Telecom’s NETiTV platform. We have been responsible for operating this platform since January 2011. Users pay a monthly subscription fee to China Telecom for access to this platform or pay on a per-clip basis, and we share the service fee with a subsidiary of China Telecom after it obtains its share of the fee from China Telecom.

Our Content

We offer three categories of content, namely UGC, premium licensed content we license from third parties, and content we produce in-house.

UGC

Our website allows Internet users to easily upload, watch and share UGC video clips. We believe “everyone is a director of life.” Video production processes have become easier and less expensive through using simple and affordable hardware such as digital camcorders and mobile devices with video cameras, as well as software such as desktop editing software suites. Video production is no longer the sole domain of professionals in China, but can be done by a wide range of participants, from amateurs to professionals. We offer creative talents, particularly the younger Chinese generation, outlets for artistic expression outside traditional mainstream content formats such as television.

When we first launched our website in April 2005 and during the first two years of our operations, almost all of our content was UGC. Our UGC has experienced rapid growth in terms of not only the number of registered users who upload video clips produced or aggregated by themselves, but also the number and varieties of video clips uploaded every day and the number of daily video views. In 2010 and 2011, an average of over 40,000 and 57,580, respectively, new user-generated video clips were uploaded to our website each day, covering a wide range of subject matters from entertainment to sports, finance, music and beyond. The quality and length of UGC video vary from clip to clip, ranging from creative longer films with higher video quality made by experienced producers with professional equipment to shorter lower quality videos made by amateurs using mobile phones with a video camera function. UGC is well embraced by Internet users, particularly young Internet users, given its sharing and interactive qualities.

UGC Support Programs

It is essential for us to continue to get our network of users to upload UGC. Therefore, we encourage and facilitate creative UGC talents through various initiatives, including event sponsoring programs, talent development and monetary reward programs.

One of these key initiatives is our annual Tudou Video Festival, which was launched in 2008. In cooperation with China Film Group Corporation, one of the largest comprehensive film producers in China, we launched the Tudou Video Festival in 2008, which has become highly regarded by film industry participants including filmmakers, directors, actresses and actors. The Tudou Video Festival has also become a recognized event for ambitious video enthusiasts, brands and media. Our first three festivals received approximately 300, 1,900 and 5,600 clips submitted by participants, which have resulted in an aggregate of approximately 20 million, 100 million and 150 million video views during the respective festivals.

Most of the attendants were animators and amateur videographers from all around China, mostly in their mid-to-late-20s, who showcased their work. In cooperation with the Sundance Film Festival , or Sundance, the largest independent cinema festival in the United States, we launched our fourth annual Tudou Video Festival in Beijing in March 2011. Approximately 1,100 participants were invited to attended the final award ceremony in May 2011, including aspiring filmmakers, directors, actresses and actors. The winning video of the Independent Spirit Award sponsored by Sundance will be eligible to participate in Sundance. We believe that the annual Tudou Video Festival has now become a signature event in the online video industry in China.

We also organize other activities to reward talented UGC producers. For example, we hold online premieres for selected UGC producers to reinforce the loyalty of talented producers to our website. For premieres, the selected UGC will be placed prominently on our website displayed with photos and introductory materials about their creators. In cooperation with China Film Group Corporation, we sponsored the production of “Mr. Lei”, an Internet drama directed by a talented UGC producer.

We provide selected high-traffic UGC producers monetary rewards to encourage their creativity. Through our “Doujiao” project, we have entered into contracts to offer monetary rewards to over 100 UGC producers, most of whom are individuals or studio teams. We plan to enter into more contracts with producers of UGC generating high traffic to incentivize certain producers to continue to generate popular UGC. We have also introduced certain creative, high-quality UGC to advertisers directly to create revenue-generating opportunities for our UGC producers.

UGC Uploading and Filtering

To upload video clips to our site, users must first register with us and accept our user agreement to get a user name and a password. We may in our own discretion terminate the registration of any user or remove content uploaded by any user. Pursuant to our user agreement, our users represent to us that they hold the copyright or license to upload their content on our website and authorize us to use such content, and grant us a permanent world-wide royalty-free and transferable non-exclusive license to distribute, transmit and display the content. In addition, we have the right to reproduce, publish, distribute or use the content at our discretion.

Pursuant to our copyright policy, which constitutes a part of the user agreement, copyright owners may search for and identify infringing content in our content library, and send us a written notice requesting removal along with proof of copyright ownership. Generally, we will remove content in due course after we receive the removal notice, and at the same time send the removal notice to the provider of the subject content. The content provider may send us a rebuttal notice if it believes that its content has not infringed any copyrights. We may re-upload content if we receive a rebuttal notice along with proof of copyright ownership. We will not accept removal notices from copyright claimants after we re-upload content. As part of our copyright protection policy, we may remove any content we have reason to believe infringes any third-party’s copyright. In addition, we have implemented a video fingerprint system to identify and remove infringing content uploaded on our website. This system compares newly uploaded videos with fingerprint trails of copyrighted videos in our system and enables us to filter out infringing content matching copyrighted content in our system.

To comply with PRC regulatory requirements on Internet content, we have a filtering system that seeks to identify and remove Chinese language illegal video content. We have developed a digital audio and video identification system, which codes video clips based on audio and video components and can identify video clips with codes similar to those in our own in-house “black list” of content. Encoding video clips automates the process of determining whether video content matches the black list, and therefore, enables us to detect and filter out certain Chinese language illegal content. To the extent any illegal content is not identified or removed during this initial automatic identification and removal stage, our dedicated team of over 80 employees physically screens uploaded content against our black list. We believe our filtering mechanism enables us to identify and remove a substantial amount of illegal Chinese language content before it is posted to our website.

After receiving notice from copyright owners and licensees, we update our black list by adding notified copyrighted content, and remove any UGC we identify as matching the listed items. We have also set up screening processes to try to filter out popular movie titles currently featured in Chinese cinema. Illegal and infringing content that has been removed from our website will be added to our black list for filtering. However, given the volume of UGC uploaded every day, some UGC might be uploaded without the permission of the copyright owner of the content. Therefore, copyright infringement issues and lawsuits may result from UGC. See “Item 3.D Risk Factors — Risks Relating to Our Business and Our Industry — We have been and expect we will continue to be exposed to intellectual property infringement and other claims, including claims based on content posted on our website, which claims could be time-consuming and costly to defend and may result in substantial damage awards and/or court orders that may prevent us from continuing to provide certain of our existing services.”

Premium Licensed Content

Procuring premium licensed content is another important means for us to diversify our content offerings. Currently, our licensed content mainly includes TV series, movies and variety shows. During the three years ended December 31, 2009, we obtained licenses for more than 830 TV drama series and 240 movies. In 2010, we obtained licenses for more than 1,360 TV drama series, 1,180 movies and 180 variety shows. In 2011, we obtained licenses for more than 660 TV drama series, 430 movies and 80 variety shows. In addition, through a content access arrangement entered into between us and LeTV, our users have been able to access a substantial portion of LeTV’s extensive content portfolio of over 680 TV episodes and 650 movies since October 2011. We believe that licensing copyrighted premium content will help to maintain the loyalty of users with different viewing needs, enable us to maintain the favorable demographics of our user base and, consequently, increase our advertising revenues.

Our content partners include leading Chinese language media companies across China, such as China International Television Corporation, Shanghai Media Group, TVB, a leading Hong Kong television network, and SETTV, a Taiwanese television network. We have also obtained licenses from distributors of international content providers such as SBS and MBC, two major South Korean television networks. In October 2011, we entered into an agreement with the Walt Disney Company, a NYSE-listed company, for the online distribution rights to Cars 2 in China, which was the first full-length Pixar animation movie made available through an online video website in China. In November 2011, we entered into a program license agreement with TV Tokyo Corporation and TV Tokyo Medianet, Inc, or collectively TV Tokyo, which allows us to initially simulcast over 60 Japanese anime series in China on an exclusive basis, marking the first time that Japanese anime will be simulcast through an online video website in China. This agreement has an initial term of two years, and TV Tokyo has the option to renew it for another two years.

Under our license agreements with our content providers, we usually pay for the license in advance or in installments for one of three types of licenses: (i) non-exclusive webcasting rights, (ii) non-exclusive webcasting rights with a guarantee that certain competitors will not receive the same license or (iii) webcasting rights with a limited exclusive period. We are generally not allowed to alter or distort the licensed content without the licensors’ prior consent. Content usually may only be webcast in China. Content licensed on a non-exclusive basis may not be sublicensed to third parties. The content provider must ensure that it has the right to, or the license of, the content they provide to our site and ensure that the content will not infringe third parties’ rights.

In October 2011, we entered into a joint venture agreement with Leshi Internet Information & Technology (Beijing) Co, Ltd, another online video website operator in China, to establish a joint venture in Shanghai, which will be primarily engaged in licensing video content to meet internet users’ growing demands and evolving preferences. We expect it to supplement our independent content acquisition strategy, by leveraging our Chinese partner’s strong reputation and experience in building licensing partnerships with China’s leading production houses. As of the date of this report, the joint venture had not been established.

We strive to acquire content that is appealing to Internet users between the ages of 18 and 35, as this demographic typically commands higher advertising value. We strive to acquire premium licensed content in order to attract and maintain a large user base and in turn generate advertising service revenues. Before making a procurement decision, we will collect market information by various means, such as TV and cinema rating reports, audience comments in newspapers and magazines, and independent reviews. In addition, we consider such factors as the storylines, directors and cast of the TV episodes or movies, as well as user preferences we collected from our user data and market trends such as the content our competitors have acquired. We also consider adverting opportunities presented by the content versus the licensing cost. For example, the licensing cost of a popular TV series with many episodes may be similar to that of a hit movie. In such a case, we would prefer to acquire a license for the TV series, which has a higher likelihood of driving serialized viewing, and presents greater advertising opportunities due to its multi-clip viewing compared to a one-clip movie.

Content Developed In-house

We began developing our original programming in 2009, and plan to continue to produce, distribute and monetize online video content developed in-house. Our content developed in-house includes various segments, such as daily or weekly short features, reality shows and interviews on various topics, as well as shows featuring auto reviews and lifestyle trends. We determine the types of content to be produced based on our assessment of users’ preferences and trend information we gather from analyzing user data collected through our video platform.

We believe that content produced in-house helps strengthen our leading brand, user perception of our creativity and increases user traffic, particularly of younger viewers between the ages of 18 and 35. In May 2010, we launched “Orange Box,” a program we designed as an important part of our content production strategy. Pursuant to the program, we intend to produce at least two major “Made-for-Internet” drama series every year with the particular types of drama series being determined or selected pursuant to users’ preferences. In October 2010, we launched our first “Made-for-Internet” drama series, That Love Comes, on our website. Since then, we have produced six more series which have received over 200 million video views to date. In April 2011, we launched “Warehouse No. 6”, a talent recruitment program designed for selecting and recruiting talent for our in-house content production, including actors, actresses, directors, screenwriters, editors and producers. One of our content production principles is to produce and provide content that is “Of the Web, By the Web, For the Web.”

In September, 2011, we entered into an agreement to license broadcasting rights for our self-produced webisode series Love Oh Dear I Do, to Shenzhen Media Group and China Anhui TV Station. This marks the first time that an online video company in China has successfully sold broadcasting distribution rights for a self-produced webisode series to Chinese TV networks. Beginning in early March 2012, Love Oh Dear I Do is aired during prime time, simultaneously on Shenzhen Satellite TV and Anhui Satellite TV, as well as Tudou.com. Produced by our in-house original production team, Love Oh Dear I Do is a teen drama series starring several popular Taiwanese actors.

We possess in-house capabilities for substantially all video production processes. As part of our video original programming strategy, we focus on controlling key aspects of our original programming process, such as concept generation, scriptwriting, director and actor selection, and marketing and distribution while outsourcing actual production to take advantage of talented local and international production studios. We believe that our content developed in-house provides us with an attractive return on content production as some of this content can achieve a large number of video views at low costs. In addition, we believe our in-house content production presents us with opportunities to deepen our cooperation with other content providers and content distributors, such as television networks.

Our User Base

We have accumulated an extensive user base for our video platform. A visitor to our website does not have to become a registered user in order to watch or search videos, but he or she must become a registered user in order to use interactive features of our website, including uploading, rating, commenting on and recommending videos. A visitor to Tudou.com becomes a registered user by creating an account on our website. To create an account, a visitor follows certain registration steps, including creating a user name and password and accepting our standard user agreement. Our registered users increased from approximately 54.4 million as of December 31, 2009 to approximately 78.2 million as of December 31, 2010 and further to approximately 101.9 million as of December 31, 2011.

We believe our user base has increased significantly primarily due to our ability to consistently provide appealing video content to users and enhanced awareness of our brand. As the number of users grows, the resulting network effect in turn attracts more users to join our established user community. We consider the number of registered users a useful and relevant means of evaluating the level of user engagement and interactivity. We consider our monthly unique visitors as a useful means of evaluating our viewership levels, which is one of the key factors that affects advertisers’ decisions to adopt our platform for their advertising needs, which in turn drives advertising revenues. The number of monthly unique visitors increased from approximately 137 million in December 2009, to approximately 182 million in December 2010, and to approximately 227 million in December 2011, according to iResearch. Monthly unique visitors differ from the users and the registered users of a website. For instance, multiple users of a website may be counted as a monthly unique visitor only once if they share the same IP address in offices, homes or Internet cafes. In contrast, a user may be counted as a monthly unique visitor multiple times if he or she visits the same website using different IP addresses. We look to IP addresses when reviewing the number of monthly unique visitors, while we look to accounts created with our website when counting registered users.

Since our inception, we have built a valuable user base consisting primarily of young, urban, educated users, between ages 18 and 35, which is a particularly attractive demographic to advertisers. We track users and maintain a user database, which includes user traffic of select video content and information voluntarily provided by registered users. We apply statistical tools to analyze user data in order to better understand users’ viewing preference and habits. This helps guide our copyright procurement and in-house content production efforts. We are constantly improving the content and presentation of our programming by utilizing user preference and trend information we gather from analyzing user data collected through our video platform.

In order to expand our user base, we cooperate with well-known Chinese online community websites. Users of these websites may recommend to each other video clips on Tudou.com, which we believe helps enhance our user traffic. In April 2011, we entered into a two-year exclusive partnership agreement with Renren.com to provide an audio-visual program uploading feature to all Renren.com users. Tudou’s backend platform will enable Renren.com users to upload videos onto Renren.com, and save and further edit these audio-visual programs on our backend platform and servers as an integrated feature. We expect this exclusive strategic cooperation to expand the sources and volume of UGC uploaded by users onto our website. In February 2012, we announced an enhanced video sharing platform for users of Sina Weibo of SINA Corporation, a NASDAQ listed company, to upload and share videos to and from our video site. We are the first third party video site to enable this level of enhanced functionality for users of Sina Weibo. The enhanced video sharing platform provides a highly integrated user experience for both Sina Weibo and our users.

Our call center and website service representatives provide assistance to our users. Our service representatives are trained to address user inquires and resolve user complaints. We ensure service quality by placing emphasis on personnel selection and regularly monitoring the performance of our representatives. Each representative has to complete mandatory training sessions every month, conducted by experienced managers, on website knowledge, service attitude, complaint handling and communication skills, among other topics.

Advertising Services and Advertisers

We aim to provide the most efficient and effective marketing services for our advertisers. Our advertising platform offers innovative Internet marketing services that enable users to interact with our advertisers’ brands and also provides valuable insights to our advertisers about their customer base. Our knowledge of our users’ preferences enables advertisers to reach their desired audience by placing advertising in a variety of placement formats. Our targeted advertising services include:

•	geographically-targeted advertisements, which are delivered only to viewers with IP addresses in specified regions; and

•	content-targeted advertisements, which are delivered only before, during or after specified content. Advertisers may specify content based on our channels, sub-channels, programs or theme of content.

We have an advertising tracking system that records and maintains traffic statistics and other data relating to the effectiveness of advertisements. After the broadcasting of an advertiser’s advertisement, we will provide the advertiser with a report of advertising effectiveness either prepared in-house or by an independent research firm upon its request.

Our Advertising Services

Our advertising services allow advertisers to display their advertisements in different placement formats to optimize their performance against their marketing objectives. Our advertising products include:

•	pre-roll or post-roll video screen advertisements that appear on-screen before or after a user selects a video, which is typically a 5-, 15- or 30-second slot,

•	in-roll logos placed on a selected video,

•	background advertisements that appear behind a selected video screen concurrently with a user viewing a video,

•	banners, buttons, links and streaming advertisements placed at various areas of our Tudou.com website, and

•	sponsorship right to select events.

We offer advertisements with impressive visual effects such as background advertisements, which most of our key competitors do not offer. We offer tailor-made advertising services, helping advertisers deliver their advertising messages cost-effectively to their targeted audience. We offer advertising customers maximum flexibility through different advertisement formats they provide to us. To strengthen our relationship with our existing customers and to reach new customers, we help a number of our customers process their original advertisement materials to a form or size that fits online display by outsourcing such processing work to independent third parties. We also offer integrated advertising plans to our local and international advertising customers. For example, in September 2011, we cooperated with Pepsi Co. to implement an integrated advertising plan for Pepsi. We designed, produced and promoted a four-episode online interactive drama series, Fruity Love, to promote Pepsi’s Tropicana brands in China.

We have also offered advertising customers in-program advertisements since the third quarter of 2010, which are embedded in our content produced in-house. We employ in-show promotions and place branded goods or services of our advertisers in the program without explicitly naming them as advertisers. For example, we conducted in-program promotions for Nokia in our latest “Made-for-Internet” drama series, Utopia Office. Through this approach, viewers may be more receptive to information about an advertiser’s product or services because they are unaware they are viewing advertisements.

The list prices of our advertising services vary by, among other things, the type of advertisements and the demand for advertising services, as well as the duration of advertisements purchased. Prices for advertisements on our website are fixed under our advertisement contracts, typically at a discount to our list prices. We do not require reimbursement or charge additional prices for advertisement processing services or the costs we incur for integrated marketing programs or events we organize. We believe these costs and expenses will indirectly benefit us in terms of the loyalty of our advertising customers and awareness of the “Tudou” brand among users.

Advertisers

Our high-quality delivery capabilities and customer service have earned us repeat engagements from many of our advertisers and help develop and maintain long-term relationships with them. Among our top 20 advertisers based on net revenues in 2011, nine advertisers have been working with us since 2007. Our success with our existing advertisers also provides us with strong references and validation, which help us secure new advertisers.

We determine the number of advertisers in a given year or period based on the number of advertisers that place advertisements on our website in the year or period. The following table sets forth changes in the number of our advertisers during each of the three years ended December 31, 2011:

	Years ended December 31,
	2009	2010	2011
Addition of new advertisers	226	323	359
Termination of the existing advertisers	76	131	315
Advertiser retention rate	55%	59%	38%
Net increase of advertisers	150	192	44
At the end of year	320	512	556

Of the 512 advertisers for 2010, 189 advertisers were our advertisers in 2009, and 323 advertisers were new advertisers. For 2011, 197 out of the 556 advertisers were our advertisers in 2010 and 359 were new advertisers. The advertiser retention rate decreased from 59% in 2010 to 38% in 2011 because we lost some smaller advertisers while we focused our efforts on retaining larger advertisers in 2011.

In 2011, the top five industries based on the revenues derived from companies in these industries advertising on our platform were food and beverage, Internet and e-commerce, cosmetics, electronics and automobile. Net revenues generated from these industries accounted for approximately 21.5%, 19.6%, 17.7%, 9.8 % and 8.8 % of our total net revenues in 2011, respectively.

Sales and Marketing

We work for advertisers primarily through third-party advertising agencies. As a relatively young company, we intend to strategically leverage advertising agencies’ existing long-term relationships and network resources to increase our sales and expand our advertiser base. Therefore, we typically enter into advertising contracts with third-party advertising agencies, which represent advertisers. By adopting this sales model, we are able to maintain good relationships with both advertisers and advertising agencies.

To capitalize on the market opportunity in China for online advertising, we maintain a dedicated sales team, with over 229 professionals as of December 31, 2011. Our sales team is organized by region with our main presence in Beijing, Shanghai, Guangzhou and Xiamen. We intend to broaden our sales and marketing coverage to include more cities in China as we look to expand the number of our domestic advertisers. Our experienced sales professionals use their familiarity with various categories of online video clips as well as their understanding of users’ viewing habits and preferences to design and recommend suitable advertising opportunities to advertisers and advertising agencies. For instance, capitalizing on our broadcasting rights for the 2010 FIFA World Cup, our sales professionals promoted numerous World Cup-related advertising packages designed in-house to our advertisers.

We offer on-the-job training to our sales force to ensure that they provide advertisers and advertising agencies with comprehensive information about our services, the advantages of using our platform as a marketing channel, and relevant information regarding the advertising and media industry. We believe our well-recognized brand and increasing acceptance of video advertising on websites have attracted a broad base of advertisers and facilitated our sales efforts.

We strive to provide advertisers with high-quality customer service. Our experienced sales professionals help advertisers to analyze their products and services for their target audiences and to structure advertising campaigns accordingly. We also purchase or commission extensive survey data and research results regarding video websites in China from reputable third-party market research firms, such as iResearch, HitWise, and ACNielsen. We incorporate this data extensively in our presentations and proposals to advertisers. This data helps us depict the demographics of our audience, including age, gender, education and income profile and ratings of various programs, as well as ratings with respect to specific demographic groups. Sometimes we also purchase survey data on other media platform such as television channels.

This information helps us convey the effectiveness of our advertising platform to our advertisers and potential advertisers and helps us design suitable advertising services, frequency and duration on behalf of these advertisers. This data also helps advertisers evaluate and verify the dissemination of their advertisements and their effectiveness. We routinely use this data to advise advertisers with respect to their subsequent advertising campaigns with us and to make adjustments to their advertising strategy. Through communications with our advertisers and advertising agencies, we strive to enhance their awareness of the attractiveness of our advertising platform and the value of available advertising opportunities.

We employ a variety of traditional and online marketing programs and promotional activities to build our brand as part of our overall marketing strategy. We focus on building brand awareness through proactive public relations and various forms of advertising. We invest in a series of marketing activities and events to further strengthen our brand image and continue to grow our user base. Specifically, our sales and marketing efforts for our online video business focus on the following areas:

•

Direct Advertising. We engage in direct advertising in print, radio and TV media to market and promote our online video products. Our Tudou Video Festival was also advertised on in-taxi screens in Shanghai and Guangzhou.

•

Promotional Advertising. We have organized and run a number of online promotional advertising campaigns which we believe help create and enhance brand awareness. For example, in June 2009, we launched an “Internet Millionaire” competition program together with Nokia. In addition, in March 2010, we launched a “Win Gold by One Smile” campaign together with Minute Maid, one of Coca-Cola’s sub-brands.

•

Sponsorship Events. We have sponsored promotional events or online content, such as websites that feature movies or TV series, athletic events, music awards and industry exhibitions. For instance, we have been sponsoring and organizing the annual Tudou Video Festival since 2008. We also co-sponsored the 2010 Nine-Minute Original Movie Competition.

Technology Platform

Our technology platform has been designed for reliability, scalability and flexibility and is administered by our in-house technology department. We have access to a network of over 4,000 leased and self-owned servers across China with power supply and power generator backup. We have contracts with certain top-tier vendors such as Dell and Cisco for warranty services for our hardware. We have developed our server operations based on a LAMP structure, which is free, open source and easily adaptable software. This has allowed us to lower software-related investment and enhance our network reliability. This structure, along with other features described below, contributes to the reliability, scalability and efficiency of our network.

Bandwidth saving technology. Our web server technology focuses on reducing bandwidth use by combining a CDN system and P2P technology. Our self-developed CDN system focuses on connection capability and server capability at single points, and is capable of reducing the load on the central servers located at our Internet data center. A copy of data has been placed at various points in our CDN to maximize bandwidth for access to the data from users throughout the network. Users may access a copy of the data near them, as opposed to all users accessing the Internet data center, to avoid a bottleneck near that server. To operate our CDN cost effectively, our CDN components are strategically deployed in the cities where there is bandwidth with consistent quality at lower costs. We also store popular video clips temporarily on bandwidth lines we rent from smaller telecommunications operators in third- and fourth- tier cities, so as to reduce the bandwidth cost. In addition, our proprietary web server software has allowed us to increase the utilization rate of broadband resources and improve content distribution speed. Our proprietary “Fast Tudou” software, which functions as a P2P platform, helps improve the display speed of online video clips while allowing us to substantially decrease our Internet bandwidth costs.

Content management technology. Our proprietary content management system reinforces network efficiency through real time calculations. Our servers convert newly uploaded videos to video clips viewable on our websites. In May 2011, we launched an upgrade of our platform that enables uploading of UGC without compression and viewing of such UGC of higher definition. The CDN is capable of monitoring the load of each server and transfer work from a fully loaded server to a server that has capacity, which enhances the efficiency of our network. In addition, the audience’s page-viewing volume will influence the “Top 10” ranking of each channel on a real time basis, which helps recommend the most popular video clips to our visitors.

Content filtering technology. Our digital audio and video identification system developed in-house enables us to filter out illegal content, while the video fingerprint system we have implemented will enable us to filter out infringing content matching copyrighted content in our system. See “— Our Content —UGC.”

Real time monitoring and support. Our Internet data center and regional data center servers automatically report any detected malfunction on a real-time basis to our network control center. This allows us to quickly respond to and resolve network malfunction issues. We have a network operation support team responsible for stability and security of our network on a 24-hour, seven-days-a-week basis. The primary responsibilities of the team members consist of monitoring system performance, troubleshooting, detecting system error, random sample testing on servers, maintaining equipment, and testing, evaluating and installing hardware and software.

Data back-up technology. Different servers share and back up the data of one another, which increases the security of our network by allowing us to provide backup to failed servers and prevent system-wide failures caused by area network failures.

Competition

The online video industry in China is competitive. We believe the key competitive factors in the online video industry in China include brand recognition, demographic composition of viewers, technology platform, ability to provide innovative advertising services to advertisers, relationships with advertisers and advertising agencies, advertising prices, the range of services and customer service provided to advertisers and advertising agencies, as well as the ability to source creative UGC, acquire popular premium licensed content at a reasonable cost and create unique content in-house.

We face competition from other major online video companies. Among independent online video sites, our major competitors in China include Youku.com. Several large Chinese Internet companies, such as Shanda Interactive Entertainment, SINA Corporation, Baidu, Inc., Sohu.com Inc., Tencent Holdings Limited, NetEase.com, Inc., Renren Inc. and/or their affiliates, have launched online video websites. In addition, some of China’s TV networks, such as CCTV, Phoenix Satellite TV and Hunan Satellite TV, have launched their own video sharing websites. Specifically, CCTV launched China Internet TV, or CNTV, in December 2009. We also potentially compete with software-based streaming video sites.

Certain international online video sites, such as YouTube and Hulu, have large content portfolios and high brand recognition, particularly among users outside China. Currently, YouTube is not accessible by viewers in China. If China lifts the restrictions, YouTube may become our major competitor in China. Other international online video sites such as Hulu mainly target English-speaking viewers and not Chinese-speaking viewers. If international online video sites begin targeting Chinese-speaking viewers, we will face increased competition.

The online video business is capital intensive, which may become an entry barrier to some new entrants. In addition, to operate online video operations in China, a license from SARFT is required. Under current regulations issued by SARFT and MIIT in December 2007, generally only state-owned or state-controlled companies may apply for and obtain such licenses. Companies that had already engaged in Internet audio-visual program provision services before the promulgation of the regulations may continue to do so. See “— Regulation Related to Our Business — Regulation on Online Transmission of Audio-visual Programs.” We obtained a license in September 2008, which was renewed in January 2010, and therefore, we can continue to operate our online video business in China. However, new entrants must generally be either state-owned or state-controlled unless the Chinese government makes an exception.

We also face competition from traditional media for advertising spending, such as television, radio, print media, billboards and other forms of outdoor media.

Regulations Related to Our Business

The following is a summary of the principal laws and regulations that are or may be applicable to companies such as ours in China. The scope and enforcement of many of the laws and regulations described below are uncertain. We cannot predict the effect of further developments in the Chinese legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof.

Regulation on Telecommunication and Internet Information Services

The telecommunication industry, including the Internet sector, is highly regulated in China. Regulations issued or implemented by the State Council of China, the MIIT, and other relevant government authorities cover many aspects of operation of telecommunication and Internet information services, including entry into the telecommunication industry, the scope of permissible business activities, licenses and permits for various business activities and foreign investment.

The principal regulations governing the telecommunication and Internet information services we provide in China include:

•

Telecommunication Regulations (2000), or the Telecom Regulations. The Telecom Regulations categorize all telecommunication businesses in the PRC as either basic or value-added. Value-added telecommunication services are defined as telecommunication and information services provided through public network infrastructures. The “Catalog of Telecommunication Business,” an attachment to the Telecom Regulations and updated by the MII’s Notice on Adjusting the Catalog of Telecommunication Business effective from April 1, 2003, categorizes various types of telecommunication and telecommunication-related activities into basic or value-added telecommunication services, according to which, Internet information services, or ICP services, are classified as value-added telecommunication businesses. Under the Telecom Regulations, commercial operators of value-added telecommunication services must obtain an operating license for value-added telecommunication services, or the ICP license, from the MIIT or its provincial level counterparts before the commencement of its value-added telecommunication services. For details, see “Item 3.D Risk Factors — Risks Relating to Doing Businesses in China — If the PRC government determines that the contractual arrangements that establish the structure for operating our businesses do not comply with applicable PRC laws and regulations, we could be subject to severe penalties.”

•

Administrative Measures on Internet Information Services (2000 and revised in January 2011), or the Internet Measures. According to the Internet Measures, a commercial ICP service operator must obtain an ICP license from the relevant government authorities before engaging in any commercial ICP service within the PRC. When the ICP service involves areas of news, publication, education, medicine, health, pharmaceuticals, medical equipment and other industries and if required by law or relevant regulations, prior approval from the respective regulating authorities must be obtained prior to applying for the ICP license from MIIT or its local branch at the provincial level. Moreover, an ICP service operator must display its ICP license number in a conspicuous location on its website and must monitor its website to remove categories of harmful content that are broadly defined.

•

Administrative Measures for Telecommunication Business Operating License (2009, revised), or the Telecom License Measures. The Telecom License Measures set forth more specific provisions regarding the types of licenses required to operate value-added telecommunication services, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses. For example, the appendix to the ICP license shall detail the permitted activities to be conducted by the ICP service operator. An approved ICP service operator must conduct its business in accordance with the specifications recorded on its ICP license. The ICP license is subject to annual review and the annual review result will be recorded as an appendix to the ICP license, published to the public and notified to the Administration for Industry and Commerce.

•

Regulations for Administration of Foreign-Invested Telecommunication Enterprises (2008, revised), or the FITE Regulations. The FITE Regulations set forth detailed requirements with respect to, among others, capitalization, investor qualifications and application procedures in connection with the establishment of a foreign-invested telecommunication enterprise. Under the FITE Regulations, a foreign entity is prohibited from owning more than 50% of the total equity interest in any value-added telecommunication service business in China and the major foreign investor in any value-added telecommunication service business in China shall have good track record in such industry.

•

Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunication Business (2006). Under this circular, a domestic PRC company that holds an ICP license is prohibited from leasing, transferring or selling the ICP license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunication business illegally in China. Further, the domain names and registered trademarks used by an operating company providing value-added telecommunication service shall be legally owned by such company and/or its shareholders. In addition, such company’s operation premises and equipment should comply with its approved ICP license, and such company should establish and improve its internal Internet and information security policies and standards and emergency management procedures.

Under various laws and regulations governing ICP services, ICP services operators are required to monitor their websites. They may not produce, duplicate, post or disseminate any content that falls within the prohibited categories and must remove any such content from their websites, including any content that:

•	opposes the fundamental principles determined in China’s Constitution;

•	compromises state security, divulges state secrets, subverts state power or damages national unity;

•	harms the dignity or interests of the State;

•	incites ethnic hatred or racial discrimination or damages inter-ethnic unity;

•	sabotages China’s religious policy or propagates heretical teachings or feudal superstitions;

•	disseminates rumors, disturbs social order or disrupts social stability;

•	propagates obscenity, pornography, gambling, violence, murder or fear or incites the commission of crimes;

•	insults or slanders a third party or infringes upon the lawful rights and interests of a third party; or

•	includes other content prohibited by laws or administrative regulations.

The PRC government may shut down the websites of ICP license holders that violate any of such content restrictions and requirement, revoke their ICP licenses or impose other penalties pursuant to applicable law.

Regulation on Online Transmission of Audio-visual Programs

On July 6, 2004, the State Administration of Radio, Film, and Television, or the SARFT, promulgated the Measures for the Administration of Publication of Audio-visual Programs through Internet or Other Information Network, which applies to the activities relating to the opening, broadcasting, integration, transmission or download of audio-visual programs via Internet or other information network. An applicant who is engaged in the business of transmitting audio-visual programs shall apply for a license issued by SARFT in accordance with the categories of business, receiving terminals, transmission networks and other items. Foreign invested enterprises are not allowed to engage in the above business.

On April 13, 2005, the State Council promulgated the Certain Decisions on the Entry of the Non- state-owned Capital into the Cultural Industry. On July 6, 2005, five PRC regulatory agencies, namely, the Ministry of Culture, SARFT, the General Administration of Press and Publication, the National Development and Reform Commission and the Ministry of Commerce, jointly adopted the Several Opinions on Canvassing Foreign Investment into the Cultural Sector. According to these regulations, non-state-owned capital and foreign investors are not allowed to conduct the business of transmitting audio-visual programs via information network.

On December 20, 2007, SARFT and MIIT jointly promulgated the Administrative Provisions on Internet Audio-visual Program Service, or the Audio-visual Program Provisions, which came into effect on January 31, 2008. The Audio-visual Program Provisions apply to the provision of audio-visual program service to the public via Internet (including mobile network) within the territory of the PRC. Providers of Internet audio-visual program services are required to obtain a License for Online Transmission of Audio-visual Programs issued by SARFT or complete certain registration procedures with SARFT. Providers of Internet audio-visual program services are generally required to be either state-owned or state-controlled by the PRC government, and the business to be carried out by such providers must satisfy the overall planning and guidance catalog for Internet audio-visual program service determined by SARFT. In a press conference jointly held by SARFT and MIIT to answer questions with respect to the Audio-visual Program Provisions in February 2008, SARFT and MIIT clarified that providers of Internet audio-visual program services who engaged in such services prior to the promulgation of the Audio-visual Program Provisions shall be eligible to register their business and continue their operation of Internet audio-visual program services as long as those providers have not been in violation of the laws and regulations. On May 21, 2008, SARFT issued a Notice on Relevant Issues Concerning Application and Approval of License for Online Transmission of Audio-visual Programs, which further sets forth detailed provisions concerning the application and approval process regarding the License for Online Transmission of Audio-visual Programs. The notice also provides that providers of Internet audio-visual program services who engaged in such services prior to the promulgation of the Audio-visual Program Provisions shall also be eligible to apply for the license as long as their violation of the laws and regulations is minor and can be rectified timely and they have no records of violation during the latest three months prior to the promulgation of the Audio-visual Program Provisions. On December 28, 2007, SARFT promulgated the Notice on Strengthening the Administration of TV Dramas and Films Transmitted via Internet. According to such notice, the audio-visual programs of film and drama category published to the public through information network shall be TV dramas under the Permit for Issuance of TV Dramas, films under the Permit for Public Projection of Films, cartoons under the Permit for Issuance of Cartoons or academic literature movies and TV plays under the Permit for Public Projection of Academic Literature Movies and TV Plays and the providers of such services shall obtain the prior consents from copyright owners of all such audio-visual programs. Further, on March 31, 2009, SARFT promulgated the Notice on Strengthening the Administration of the Content of Internet Audio-visual Programs, which reiterates the requirement of obtaining the relevant permit of audio-visual programs to be published to the public through information network, where applicable, and prohibits certain types of Internet audio-visual programs containing violence, pornography, gambling, terrorism, superstitious or other hazardous factors.

On September 8, 2009, the SARFT issued the Administrative Measures on Radio and Television Advertisement Broadcasting, or the Advertising Measures, which are applicable to all television and radio broadcasting entities including radio stations and television stations. The Advertising Measures, which were further revised in November 2011 and became effective on January 1, 2012, purports to regulate the broadcasting of radio and television advertisements, including the content of advertisements and the length of commercial advertisements. For example, according to the Advertising Measures, the length of advertisements during radio and television programs shall not be longer than 12 minutes per hour for every program and in any episode of a TV show (if each episode lasts 45 minutes), there shall not be any commercial advertisements in any form. But such restriction does not apply to online video sites such as ours.

On March 17, 2010, the SARFT issued the Internet Audio-visual Program Services Categories (Provisional), or the Provisional Categories, which classified Internet audio-visual program services into four categories. We have obtained the new License for Online Transmission of Audio-visual Programs according to the classification of Internet audio-visual program services provided in the Provisional Categories.

Regulation on Production of Radio and Television Programs

On July 19, 2004, SARFT promulgated the Regulations on the Administration of Production of Radio and Television Programs, or the Radio and TV Programs Regulations, which came into effect as of August 20, 2004. Under the Radio and TV Programs Regulations, any entities engaged in the production of radio and television programs are required to apply for a license from SARFT or its provincial branches. Entities with the Permit for Production and Operation of Radio and TV Programs shall conduct their business operation strictly in compliance with the approved scope of production and operation and other than radio and TV stations, such entities shall not produce radio and TV programs regarding current political news or similar subjects and columns.

Regulation on Online Cultural Activities

To regulate entities engaged in activities related to “online cultural products”, the Ministry of Culture, or the MOC, promulgated the Provisional Measures on Administration of Internet Culture on May 10, 2003, as amended on July 1, 2004, and reissued these Provisional Measures on February 17, 2011. “Online cultural products” are classified as cultural products developed, published and disseminated via the Internet, which mainly include: (i) online cultural products particularly developed for publishing via Internet, such as, among other things, online music and entertainment files, network games, online performing arts and artworks and online animation features and cartoons and (ii) online cultural products converted from music entertainment products, games, performing arts, artworks and animation features and cartoons, and published via the Internet. Pursuant to the Provisional Measures, entities are required to obtain Online Culture Operating Permits from a provincial counterpart of the MOC if they intend to commercially engage in any of the following types of activities:

•	production, duplication, import, sale or broadcasting of online cultural products;

•

publishing of cultural products on the Internet or transmission thereof through information networks such as Internet and mobile network to computers, fixed-line or mobile phones, television sets, gaming consoles or Internet access service sites including Internet cafes for the purpose of browsing, reviewing, using or downloading such products by online users; or

•	exhibitions or contests related to online cultural products.

Regulation on Internet News Dissemination

SCNO and the MIIT promulgated the Provisional Regulations for the Administration of Internet Websites Engaging in News Publication Services, and the Provisions for the Administration of Internet News Information Services on November 7, 2000 and September 25, 2005, respectively. Pursuant to such regulations, websites established by non-news organizations may publish news released by certain official news agencies but may not publish news generated by themselves or news sourced elsewhere. In order to disseminate news, such websites must satisfy the relevant requirements set forth in the foregoing two regulations and have acquired the approval from SCNO after securing permission from the news office of the local government at the provincial level. In addition, the websites intending to publish the news released by the aforementioned news agencies must enter into agreements with the respective organizations, and file copies of such agreements with the news office of the local government at the provincial level. We plan to apply for such approval in accordance with the relevant laws and regulations.

Regulation on Internet Bulletin Board Services

The MII promulgated the Administrative Measures on Internet Bulletin Board Services, or BBS Measures, on November 6, 2000. The BBS Measures require that ICP service operators providing bulletin boards, discussion forums, chat rooms or similar services, or BBS services, to apply for, and obtain specific approval from, the telecommunication authorities, if they are commercial ICP service operators, or to make specific filing with the telecommunications authorities if they are noncommercial ICP service operators. Moreover, ICP service operators must display their ICP license numbers, rules of BBS and inform their end users the possible legal liabilities for improper comments in a conspicuous location on their BBS. On March 7, 2001, the MII issued the Notice Regarding Strengthening the Approval and Supervision on the Bulletin Board Service of Internet Information Services to further specify the qualification and requirement for approval of BBS services and emphasize the principles of daily supervision on BBS services. On July 4, 2010, the State Council promulgated the Decisions on Canceling and Lowering the Administrating Levels of the Items subject to Administrative Approval (the Fifth Batch) and the item of administrative approval or filing requirement for BBS has been cancelled.

Regulation on Online Education Services

According to the Measures for the Administration of Educational Websites and Online School promulgated by the Ministry of Education on July 5, 2000, an entity that opens educational websites and online schools is required to obtain the prior approval from the competent education administrative authorities. Educational websites are defined as institutions that establish information databases by collecting, editing and storing educational information or establish an online platform and search tools for educational purposes and provide study and other public educational information to website users through connection with Internet or educational TV stations. These measures also set forth specific provisions regarding the qualifications and procedures for obtaining the approval for operating educational websites.

Regulation on Provision of Drug, Medical and Healthcare Information via Internet

On July 8, 2004, the State Food and Drug Administration, or the SFDA, promulgated the Administration Measures on Internet Drug Information Services. Pursuant to this regulation, the website providing Internet drug (including medical instrument) information is required to apply for and obtain the qualification certificate on Internet drug information services from the local branch of SFDA. Certain video clips posted and uploaded on our website may contain such information. Therefore, we may be required to obtain such qualification certificate for the drug and medical instrument advertisements published on our website.

On May 1, 2009, the Ministry of Health promulgated the Administration Measures on Internet Medical and Healthcare Information Services, which took effect on July 1, 2009. Pursuant to this regulation, the comprehensive website establishing preventive care and healthcare channels to provide medical and healthcare information to its users is required to apply for and obtain the approval letter from the local branch of the Ministry of Health. Certain video clips posted and uploaded on our website, especially those on our healthcare channels may contain medical and healthcare information. Thus we may be required to obtain such approval letter on the provision of Internet medical and healthcare information.

Regulation on Internet Publication

The General Administration of Press and Publication, or the GAPP, is the government agency responsible for regulating publishing activities in China. On June 27, 2002, the MIIT and the GAPP jointly promulgated the Tentative Administration Measures on Internet Publication, or the Internet Publication Measures, which took effect on August 1, 2002. The Internet Publication Measures require Internet publishers to secure approval from GAPP to conduct Internet publication activities. The term “Internet publication” is defined as an act of online dissemination where Internet information service providers select, edit and process works created by themselves or others (including content from books, newspapers, periodicals, audio and video products, electronic publications, and other sources that have already been formally published or works that have been made public in other media) which they then post on the Internet or transmit to users via the Internet for browsing, use or downloading by the public. Neither the GAPP nor MIIT has specified whether the approval required by the Internet Publication Measures is applicable to the dissemination of online video programs. If, in the future, the GAPP and MIIT confirm that the Internet Publication Measures apply to dissemination of online video programs, we may need to apply for a license or permit from relevant governmental agencies in charge of publishing. We cannot assure you that such application would be approved by the relevant governmental agencies.

Regulation on Internet Privacy

The PRC Constitution states that PRC law protects the freedom and privacy of communications of citizens and prohibits infringement of such rights. In recent years, PRC government authorities have enacted legislation on Internet use to protect personal information from any unauthorized disclosure. The Internet Measures prohibit an ICP service operator from insulting or slandering a third party or infringing upon the lawful rights and interests of a third party. Pursuant to the BBS Measures, ICP service operators that provide electronic messaging services must keep users’ personal information confidential and must not disclose such personal information to any third party without the users’ consent or unless required by law. The regulations further authorize the relevant telecommunications authorities to order ICP service operators to rectify unauthorized disclosure. ICP service operators are subject to legal liability if the unauthorized disclosure results in damages or losses to users. The PRC government, however, has the power and authority to order ICP service operators to turn over personal information if an Internet user posts any prohibited content or engages in illegal activities on the Internet.

Regulation on Advertising Business

The SAIC is the government agency responsible for regulating advertising activities in China. Regulations governing advertising business mainly include:

•	Advertisement Law of the People’s Republic of China promulgated by the Standing Committee of the National People’s Congress on October 27, 1994 and went into effect on February 1, 1995;

•	Administrative Regulations for Advertising promulgated by the State Council on October 26, 1987 and went into effect on December 1, 1987; and

•

Implementation Rules for the Administrative Regulations for Advertising promulgated by the State Council on January 9, 1988 and amended on December 3, 1998, December 1, 2000 and November 30, 2004 respectively.

According to the above regulations, companies that engage in advertising activities must obtain from the SAIC or its local branches a business license which specifically includes operation of an advertising business within its business scope. An enterprise engaging in advertising business as specified in its business scope does not need to apply for an advertising operation license, provided that such enterprise is not a radio station, television station, newspaper or magazine publisher or any other entity as specified in laws or administrative regulations. Enterprises conducting advertising activities without such a license may be subject to penalties, including fines, confiscation of advertising income and orders to cease advertising operations. The business license of an advertising company is valid for the duration of its existence, unless the license is suspended or revoked due to a violation of any relevant law or regulation.

PRC advertising laws and regulations set forth certain content requirements for advertisements in China including, among other things, prohibitions on false or misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. Advertisers, advertising agencies, and advertising distributors are required by PRC advertising laws and regulations to ensure that the content of the advertisements they prepare or distribute is true and in full compliance with applicable law. In providing advertising services, advertising operators and advertising distributors must review the supporting documents provided by advertisers for advertisements and verify that the content of the advertisements complies with applicable PRC laws and regulations. Prior to distributing advertisements that are subject to government censorship and approval, advertising distributors are obligated to verify that such censorship has been performed and approval has been obtained. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving serious violations, the SAIC or its local branches may revoke violators’ licenses or permits for their advertising business operations.

Regulation on Foreign Investment in Advertising Business

The principal regulations governing foreign investment in the advertising industry in China include:

•	Administrative Regulations on Foreign-Invested Advertising Enterprises (2008); and

•	Notice on the Relevant Issues regarding Establishing Foreign-Invested Advertising Enterprises by Foreign Investors through Equity Acquisitions (2006).

Under the Administrative Regulations on Foreign-Invested Advertising Enterprises, there is no longer any maximum foreign shareholding percentage restriction applicable to foreign-invested advertising enterprises. However, foreign investors are required to have at least three years prior experience operating an advertising business outside of China as their main business before they may receive approval to directly own a 100% interest in an advertising company in China. Foreign investors with at least two years prior experience operating an advertising business outside China as their main business are allowed to establish a joint venture with domestic advertising enterprises to operate an advertising business in China.

Regulation on Information Security and Censorship

Regulations governing information security and censorship include:

•

Law of the People’s Republic of China on the Preservation of State Secrets promulgated by the Standing Committee of the National People’s Congress on September 5, 1988 and amended on April 29, 2010, which became effective from October 1, 2010, together with its Implementing Rules (1990);

•	Rules of the People’s Republic of China for Protecting the Security of Computer Information Systems promulgated by the State Council on February 18, 1994 and amended in January 2011;

•

Provisional Regulations of the People’s Republic of China on the Administration of International Networking of Computer Information Networks promulgated by the State Council on February 1, 1996 and amended on May 20, 1997, together with its Implementing Rules (1998);

•

Administrative Measure for the Security Protection of International Connections to Computer Information Network promulgated by the Ministry of Public Security on December 16, 1997 and amended in January 2011;

•	Provisional Regulations for the Secrecy Protection of Computer Information Systems promulgated by the State Secrecy Bureau on February 26, 1998;

•

Notice Regarding Issues Relating to the Implementation of the Administrative Measure for the Security Protection of International Connections to Computer Information Network promulgated by the Ministry of Public Security on February 13, 2000;

•	Decision Regarding the Safeguarding of Internet Security promulgated by the Standing Committee of the National People’s Congress on December 28, 2000 and amended on August 27, 2009;

•	Measures for the Administration of IP Address Archiving promulgated by MIIT on February 8, 2005;

•	Provision on Technical Measures for Internet Security Protection promulgated by the Ministry of Public Security on December 13, 2005; and

•

Administrative Measures for the Graded Protection of Information Security promulgated by the Ministry of Public Security, the State Secrecy Bureau, the State Cipher Code Administration and the Information Office of the State Council on June 22, 2007.

•	Certain Provisions on Standardizing the Market Order for Online Information Services promulgated by the MIIT on December 29, 2011 and effective from March 15, 2012.

These legislations specifically prohibit the use of Internet infrastructure where it may breach public security, provide content harmful to the stability of society or disclose state secrets. According to these legislations, it is mandatory for Internet companies in the PRC to complete security-filing procedures and regularly update information security and censorship systems for their websites with the local public security bureau. In addition, the newly amended Law on Preservation of State Secrets which became effective on October 1, 2010 provides that whenever an Internet service provider detects any leakage of state secrets in the distribution of online information, it should stop the distribution of such information and report to the authorities of state security and public security. As per request of the authorities of state security, public security or state secrecy, the Internet service provider should delete any contents on its website that may lead to disclosure of state secrets. Failure to do so on a timely and adequate basis may subject the Internet service provider to liability and certain penalties given by the State Security Bureau, the Ministry of Public Security and/or MIIT or their respective local counterparts.

Regulation on Torts

The PRC Tort Law was promulgated by the Standing Committee of the National People’s Congress on December 26, 2009 and became effective on July 1, 2010. Under this law, if an Internet service provider is aware that an Internet user is infringing upon the civil right or interest of another person, such as rights of reputation, portraiture, privacy and copyrights, through its network services, and fails to take necessary measures, the Internet service provider shall be jointly liable for such infringement with such Internet user. Once the Internet service provider is found to be jointly liable for the infringement by Internet users, it may be ordered by the court to remove the infringing content, eliminate adverse impact, make a public apology, pay economic compensation to the legal right holders and assume other liabilities in accordance with the law.

Regulation on Intellectual Property Rights

China has adopted comprehensive legislation governing intellectual property rights, including copyrights, patents and trademarks.

Copyright Law

Under the Copyright Law of the People’s Republic of China (1990), as revised in 2001 and 2010, or the Copyright Law, and its related Implementing Regulations (2002 and revised in 2011), creators of protected works enjoy personal and property rights with respect to publication, authorship, alteration, integrity, reproduction, distribution, lease, exhibition, performance, projection, broadcasting, dissemination via information network, production, adaptation, translation, compilation and related activities. The term of a copyright, other than the rights of authorship, alteration and integrity of an author shall be unlimited in time, is life plus 50 years for individual authors and 50 years for corporations. In consideration of the social benefits and costs of copyrights, China balances copyright protections with limitations that permit certain uses, such as for private study, research, personal entertainment and teaching, without compensation to the author or prior authorization.

To address copyright issues relating to the Internet, the PRC Supreme People’s Court on November 22, 2000 adopted the Interpretations on Some Issues Concerning Applicable Laws for Trial of Disputes over Internet Copyright, or the Interpretations, which were subsequently amended on December 23, 2003 and November 20, 2006. The Interpretations establish joint liability for Internet service providers if they participate in, assist in or abet infringing activities committed by any other person through Internet, are aware of the infringing activities committed by their website users through Internet or fail to remove infringing content or take other action to eliminate infringing consequences after receiving warning with evidence of such infringing activities from the copyright holder. In addition, Internet service providers shall be held liable for copyright infringement if they knowingly upload, transmit or provide any methods, equipment or materials which are intended to bypass or disrupt circumvention technologies designed to protect copyrights of other people. Upon request, an Internet service provider shall provide the copyright holder with registration information of the alleged violator for claiming the infringing liabilities, provided that such copyright holder has produced relevant evidence of identification, copyright ownership and infringement. Where the Internet service provider takes measures to remove the sued infringement contents after receiving warning from copyright holder with good evidences, the people’s court will not support the claim of the alleged violator against such Internet service provider for breach of contract.

According to the Copyright Law, an infringer shall be subject to various civil liabilities, which include stopping the infringement, minimizing damages, apologizing to the copyright owners and compensating the loss of copyright owners. The Copyright Law further provides that the infringer shall compensate the actual loss suffered by the copyright owner. If the actual loss of the copyright owner is difficult to calculate, the illegal income received by the infringer as a result of the infringement shall be deemed as the actual loss or if such illegal income is also difficult to calculate, the court can decide the amount of the actual loss up to RMB500,000.

To address the problem of copyright infringement related to the content posted or transmitted over the Internet, the PRC National Copyright Administration and MIIT jointly promulgated the Measures for Administrative Protection of Copyright Related to Internet on April 29, 2005. These measures became effective on May 30, 2005, which apply to, as part of the Internet information services, acts of automatically providing such functions as uploading, storing, linking or searching works, audio or video products, or other contents through the Internet based on the instruction of website users who publish contents on Internet, or the Internet Content Providers, without editing, amending or selecting any stored or transmitted content. A copyright administration authority shall, when imposing administrative penalties upon the act infringing upon the right of communication through information network, apply the Measures for Imposing Copyright Administrative Penalties (2009).

Where a copyright holder finds any content communicated through the Internet infringes upon its copyright and sends a notice to the ICP service operator, the ICP service operator shall immediately take measures to remove the relevant contents. Such ICP service operator is also required to retain all infringement notices for six months and to record the content, display time and IP addresses or the domain names related to the infringement for 60 days. Where an ICP service operator removes relevant content of an Internet Content Provider according to the notice of a copyright holder, the Internet Content Provider may deliver a counter-notice to both the ICP service operator and the copyright holder, stating that the removed contents do not infringe upon the copyright of other parties. After the delivery of such counter-notice, the ICP service operator may immediately reinstate the removed contents and shall not bear administrative legal liability for such reinstatement.

Where an ICP service operator is clearly aware of the infringement of an Internet Content Provider against other’s copyright through the Internet, or, although not being aware of such activity but fails to take measures to remove relevant contents upon receipt of the copyright owner’s notice, and as a result, it damages public interests, the ICP service operator could be subject to an order to stop the tortious act and other administrative penalties such as confiscation of illegal income and fines. Where there is no evidence to indicate that an ICP service operator is clearly aware of the facts of tort, or the ICP service operator has taken measures to remove relevant contents upon receipt of the copyright owner’s notice, the ICP service provider shall not bear the relevant administrative legal liabilities.

On May 18, 2006, the State Council promulgated the Protection of the Right of Communication through Information Network, which became effective on July 1, 2006. Under this regulation, an ICP service provider may be exempted from indemnification liabilities under the following circumstances:

•

any ICP service provider, who provides automatic Internet access service upon instructions of its users or provides automatic transmission service of works, performance and audio-visual products provided by its users, will not be required to assume the indemnification liabilities if (i) it has not chosen or altered the transmitted works, performance and audio-visual products and (ii) it provides such works, performance and audio-visual products to the designated user and prevents any person other than such designated user from obtaining the access.

•

any ICP service provider who, for the sake of improving network transmission efficiency, automatically stores and provides to its own users, based on a technical arrangement, works, performances and audio-visual products obtained from any other ICP service providers will not be reasonable for the indemnification liabilities if (i) it has not altered any of the works, performance or audio-visual products that are automatically stored; (ii) it has not affected such original ICP service provider in grasping the circumstances where the users obtain the relevant works, performance and audio-visual products; and (iii) when the original ICP service provider revises, deletes or shields the works, performance and audio-visual products, it will automatically revise, delete or shield the same based on the technical arrangement.

•

any ICP service provider, who provides its users with information memory space for such users to provide works, performance and audio-visual products to the general public via the Internet, will not be required to assume the indemnification liabilities if (i) it clearly indicates that the information memory space is provided to the users and publicizes its own name, contact person and web address; (ii) it has not altered the works, performance and audio-visual products that are provided by the users; (iii) it is not aware of or has reason to know the infringement of the works, performance and audio-visual products provided by the users; (iv) it has not directly derived any economic benefit from the provision of the works, performance and audio-visual products by its users; and (v) after receiving a notice from the right holder, it has deleted such works, performance and audio-visual products as alleged for infringement pursuant to such regulation.

Since 2005, the National Copyright Administration, or the NCA, together with certain other PRC governmental authorities, have jointly launched annual campaigns specifically aimed to crack down on Internet copyright infringement and piracy in China, which normally last for three to four months every year. According to the Notice of 2010 Campaign to Crack Down on Internet Infringement and Piracy promulgated by the NCA, the Ministry of Public Security and MIIT on July 19, 2010, the 2010 campaign mainly targets at Internet audio and video programs, literature websites, online games, animation, software and art works related to Shanghai World Expo and Guangzhou Asian Games. During the 2010 campaign, starting from late July to the end of October 2010, the local branches of NCA focused on popular movies and TV series, newly published books, online games and animation, music and software and various illegal activities, including for example illegal uploading or transmission of a thirty party’s works without proper license or permission, sales of pirated audio-video and software through e-commerce platforms, the provision of search links, information storage, web hosting or Internet access services for third parties engaging copyright infringement or piracy and the infringement by use of mobile media. In serious cases, the operating permits of the websites engaging illegal activities may be revoked, and such websites may be ordered to shut down.

Patent Law

The National People’s Congress adopted the Patent Law of the People’s Republic of China in 1984, and amended it in 1992, 2000 and 2008, respectively. A patentable invention, utility model or design must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation. The Patent Office under the State Council is responsible for receiving, examining and approving patent applications. A patent is valid for a twenty-year term in the case of an invention and a ten-year term in the case of a utility model or design, starting from the application date. A third-party user must obtain consent or a proper license from the patent owner to use the patent except for certain specific circumstances provided by law. Otherwise, the use will constitute an infringement of the patent rights.

Trademark Law

Registered trademarks are protected under the Trademark Law of the People’s Republic of China adopted in 1982 and amended in 1993 and 2001. The PRC Trademark Office of the State Administration of Industry and Commerce is responsible for the registration and administration of trademarks throughout China. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. When applying for trademark registration, an applicant must indicate the classes of goods or services for which the trademark is to be registered. China is a party to the Nice Agreement and follows the International Classification of Goods and Services for the Purposes of the Registration of Marks (trademark classification), or the Nice Classification. There are 44 classes including 34 classes of goods and 11 classes of services under the Nice Classification, and the classification is made according to various criteria, such as their functions, usages, materials for goods, or industries for services. Where a trademark for which a registration has been made is identical or similar to another trademark that has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar goods or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark shall not prejudice the existing right of others obtained by priority, nor shall any person register in advance a trademark that has already been used by another person and has already gained “sufficient degree of reputation” through that person’s use. After receiving an application, the PRC Trademark Office will make a public announcement if the relevant trademark passes the preliminary examination. Within three months after such public announcement, any person may file an opposition against a trademark that has passed a preliminary examination. The PRC Trademark Office’s decisions on rejection, opposition or cancellation of an application may be appealed to the PRC Trademark Review and Adjudication Board, whose decision may be further appealed through judicial proceedings. If no opposition is filed within three months after the public announcement period or if the opposition has been overruled, the PRC Trademark Office will approve the registration and issue a registration certificate, upon which the trademark is registered and will be effective for a renewable ten-year period, unless otherwise revoked.

Regulation on Foreign Exchange Control and Administration

Foreign exchange regulation in China is primarily governed by the following regulations:

•	Foreign Exchange Administration Rules, or the Exchange Rules, promulgated by the State Council on January 29, 1996, which was amended on January 14, 1997 and on August 5, 2008 respectively; and

•	Administration Rules of the Settlement, Sale and Payment of Foreign Exchange, or the Administration Rules promulgated by the People’s Bank of China on June 20, 1996.

Under the Exchange Rules, the Renminbi is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. As for capital account items, such as direct investments, loans, security investments and the repatriation of investment returns, however, the conversion of foreign currency is still subject to the approval of, or registration with, SAFE or its competent local branches; while for the foreign currency payments for current account items, SAFE approval is not necessary for the conversion of Renminbi except as otherwise explicitly provided by laws and regulations.

Under the Administration Rules, enterprises may only buy, sell or remit foreign currencies at banks that are authorized to conduct foreign exchange business after the enterprise provides valid commercial documents and relevant supporting documents and, in the case of certain capital account transactions, after obtaining approval from SAFE or its competent local branches. Capital investments by enterprises outside of China are also subject to limitations, which include approvals by the Ministry of Commerce, SAFE and the National Development and Reform Commission, or their respective competent local branches.

We derive substantially all of our revenues in the Renminbi, which is not a freely convertible currency. Under our current structure, our income will be primarily derived from dividend payments from our subsidiaries in China. The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of Renminbi into foreign currencies, including the U.S. dollar, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a band against a basket of certain foreign currencies. There remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar. See “Item 3.D Risk Factors — Risks Relating to Our Business and Our Industry — Fluctuations in exchange rates have resulted in, and are expected to continue to result in, foreign exchange losses and to adversely impact our profitability.”

Regulations on Foreign Exchange Registration of Offshore Investment by PRC Residents

On October 21, 2005, SAFE issued the Circular on Several Issues concerning Foreign Exchange Administration for Domestic Residents to Engage in Financing and in Return Investments via Overseas Special Purpose Companies, or Circular No. 75, which went into effect on November 1, 2005. Circular No. 75 and related rules provide that if PRC residents establish or acquire direct or indirect interest of offshore companies, or offshore SPVs, for the purpose of financing these offshore SPVs with assets of, or equity interests in, an enterprise in the PRC, or inject assets or equity interests in PRC entities into offshore SPVs, they must register with local SAFE branches with respect to their investments in offshore SPVs. Circular No. 75 also requires PRC residents to file changes to their registration if their offshore SPVs undergo material events such as capital increase or decrease, share transfer or exchange, merger or division, long-term equity or debt investments, and provision of guaranty to a foreign party. SAFE subsequently issued relevant guidance to its local branches with respect to the operational process for the SAFE registration under Circular No. 75, which standardized more specific and stringent supervision on the registration relating to Circular No. 75 and imposed obligations on onshore subsidiaries of offshore SPVs to coordinate with and supervise PRC residents holding direct or indirect interest in offshore SPVs to complete the SAFE registration process. Under the relevant SAFE rules, failure to comply with the registration procedures set forth in Circular No. 75 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore companies of offshore SPVs, including the payment of dividends and other distributions to its offshore parent or affiliate and the capital inflow from such offshore entity, and may also subject relevant PRC residents and onshore company to penalties under PRC foreign exchange administration regulations.

We have requested PRC residents holding direct or indirect interest in our company to our knowledge to make the necessary applications, filings and amendments as required under Circular No. 75 and other related rules. We attempt to comply, and attempt to ensure that PRC residents holding direct or indirect interest in our company comply, with the relevant requirements. However, we may not be informed of the identities of all the PRC residents holding direct or indirect interest in our company, and we cannot provide any assurances that these PRC residents will comply with our request to make or obtain any applicable registrations or comply with other requirements required by Circular No. 75 or other related rules. The failure or inability of these PRC residents to make any required registrations or comply with other requirements under Circular No. 75 and other related rules may subject such PRC residents or our PRC subsidiary to fines and legal sanctions and may also limit our ability to contribute additional capital into or provide loans to (including using the proceeds from our initial public offering) our PRC subsidiary, limit our PRC subsidiary’s ability to pay dividends or otherwise distribute profits to us, or otherwise adversely affect us. See “Item 3.D Risk Factors — Risks Relating to Doing Business in China — Recent PRC regulations, particularly SAFE Circular No. 75 relating to acquisitions of PRC companies by foreign entities, may limit our ability to acquire PRC companies and adversely affect the implementation of our strategy as well as our business and prospects.”

Regulations on Share Incentive Plan

On December 25, 2006, the People’s Bank of China promulgated the Administrative Measures for Individual Foreign Exchange. On January 5, 2007, SAFE issued the Implementation Rules of the Administrative Measures for Individual Foreign Exchange, or the Individual Foreign Exchange Rule, which, among other things, specifies approval requirements for a PRC citizen’s participation in the employee stock ownership plans or stock option plans of an overseas publicly-listed company. In February 2012, the SAFE issued the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas-Listed Company, or the Stock Option Rules, which terminated the the Processing Guidance on Foreign Exchange Administration of Domestic Individuals Participating in the Employee Stock Ownership Plans or Stock Option Plans of Overseas-Listed Companies issued by the SAFE in March 2007. According to the Stock Option Rule, if a PRC domestic individual participates in any stock option plan of an overseas listed company, a qualified PRC domestic agent or a PRC subsidiary of such overseas listed company shall, among other things, file, on behalf of such individual, an application with SAFE to conduct the SAFE registration with respect to such stock incentive plan and obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with the stock purchase or stock option exercise as PRC domestic individuals may not directly use overseas funds to purchase stocks or exercise stock options. Such PRC individuals’ foreign exchange income received from the sale of stocks and dividends distributed by the overseas listed company and any other income shall be first remitted into a collective foreign currency account in the PRC opened and managed by a PRC subsidiary of the overseas listed company or the PRC agent before distribution to such individuals.

Our PRC citizen employees who have participated in the stock incentive plan, or PRC optionees, became subject to the Stock Option Rule when our company became an overseas listed company after our initial public offering. We are currently in the process of applying for registration with local SAFE concerning our stock incentive plan pursuant to the Stock Option Rule. If we or our PRC optionees fail to comply with the Individual Foreign Exchange Rule and the Stock Option Rule, we and/or our PRC optionees may be subject to fines and other legal sanctions. See “Item 3.D Risk Factors — Risks Relating to Doing Business in China — All employee participants in our share incentive plans who are PRC citizens may be required to register with the SAFE. We may also face regulatory uncertainties that could restrict our ability to adopt additional option plans for our directors and employees under PRC law.”

In addition, the State Administration for Taxation has issued certain circulars concerning employee share options. Under these circulars, our employees working in the PRC who exercise share options will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities.

Regulation on Dividend Distributions

The principal regulations governing the distribution of dividends paid by wholly foreign-owned enterprises include:

•	Company Law (2005)

•	Wholly Foreign-Owned Enterprise Law (1986), as amended in 2000;

•	Wholly Foreign-Owned Enterprise Law Implementation Regulations (1990), as amended in 2001; and

•	Enterprise Income Tax Law (2007), or the EIT Law, and its Implementation Regulations (2007).

Under these regulations, wholly foreign-owned enterprises in China may pay dividends only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise in China is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until its cumulative total reserve funds reaches 50% of its registered capital. The board of directors of a wholly foreign-owned enterprise has the discretion to allocate a portion of its after-tax profits to its employee welfare and bonus funds. These reserve funds, however, may not be distributed as cash dividends. Under the EIT Law and its implementation rules, dividends payable by a foreign-invested enterprise in the PRC to its foreign investor who is a non-resident enterprise will be subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a lower withholding tax rate.

C.	Organizational Structure

The following diagram illustrates our current corporate structure and the place of incorporation of each of our significant subsidiaries and VIEs as of the date of this annual report:

Contractual arrangements: See “—Contractual Arrangements with Quan Toodou and its Shareholders,” “— Contractual Arrangements with Shanghai Suzao and its Shareholders,” “— Contractual Arrangements with Chengdu Gaishi and its Shareholders,” and “— Contractual Arrangements with Beijing Tixian and its Shareholders.”

(A)	Quan Toodou Network Science and Technology Co., Ltd. is our VIE in China and is 95% owned by Mr. Gary Wei Wang, our founder, chairman and chief executive officer, and 5% owned by Ms. Zhiqi Wang, our employee and a member of our founding team.

(B)	Shanghai Suzao Network Science and Technology Co., Ltd. is our VIE in China and is 50% owned by Mr. Chengzi Wu, our employee and a member of our founding team, and 50% owned by Ms. Jing Chen, our employee and a member of our founding team.

(C)	Chengdu Gaishi Network Science and Technology Co., Ltd. is our VIE in China and is 50% owned by Mr. Chengzi Wu and 50% owned by Mr. Xiaoyun Zhang, our employee and a member of our founding team.

(D)	Beijing Tixian Digital Science and Technology Co., Ltd.is our VIE in China and is 95% owned by Mr. Zhou Yu and 5% owned by Mr. Ye Yuan, our employees.

We have entered into contractual arrangements with Quan Toodou, Shanghai Suzao, Chengdu Gaishi, Beijing Tixian and their respective shareholders, through which we exercise effective control over operations of these entities and receive economic benefits generated from these entities. As a result of these contractual arrangements, under U.S. GAAP, we are considered the primary beneficiary of Quan Toodou, Shanghai Suzao, Chengdu Gaishi and Beijing Tixian and thus consolidate their results in our consolidated financial statements. See “Item 3.D Risk Factors — Risks Relating to Doing Business in China — If the PRC government determines that the contractual arrangements that establish the structure for operating our businesses do not comply with applicable PRC laws and regulations, we could be subject to severe penalties.”

Contractual Arrangements with Quan Toodou and its Shareholders

Our relationships with Quan Toodou and its shareholders are governed by a series of contractual arrangements. Under PRC laws, each of Quan Toodou and Reshuffle Technology is an independent legal person and neither of them is exposed to liabilities incurred by the other party. Other than pursuant to the contractual arrangements between Quan Toodou and Reshuffle Technology, Quan Toodou is not required to transfer any funds generated from its operations to Reshuffle Technology.

Loan Agreements. The shareholders of Quan Toodou, namely Gary Wei Wang and Zhiqi Wang, have entered into certain loan agreements with Reshuffle Technology. Under these loan agreements, as of December 31, 2011, Reshuffle Technology lent interest-free loans of RMB50.0 million (US$7.9 million) to these shareholders, solely for their respective capital contributions in Quan Toodou. Each of these loan agreements has a term of five years, which will be automatically renewed for another periods of five years upon its expiration. However, Reshuffle Technology, with a 30 days’ prior notice, may require, and the shareholders, with a 30 days’ prior application, may apply for, an earlier repayment of part or all of the loans, and Reshuffle Technology shall or has the right to (as the case may be) purchase or have its designated third party purchase the corresponding part of the equity interests in Quan Toodou in proportion to the amount of the loans to be repaid at the purchase price equal to such amount.

Exclusive Call Option Agreement. Quan Toodou and its shareholders have entered into an exclusive call option agreement with Reshuffle Technology, under which each shareholder of Quan Toodou irrevocably granted Reshuffle Technology an exclusive option to purchase or have its designee purchase his/her equity interest in Quan Toodou at the purchase price equal to the amount of the registered capital of Quan Toodou in proportion to the equity interest to be purchased or the lowest price permitted by the PRC laws. Reshuffle Technology may exercise such option at any time to the extent permitted by the PRC laws. In addition, Quan Toodou and its shareholders agree that without Reshuffle Technology’s prior written consent, they will not engage in certain actions including transferring or otherwise disposing of the equity interest in Quan Toodou or declaring any dividend.

Proxy Agreement. Quan Toodou and its shareholders have entered into a proxy agreement with Reshuffle Technology, under which each shareholder of Quan Toodou irrevocably undertakes to execute powers of attorney to persons designated by Reshuffle Technology that irrevocably authorize them to vote as the shareholders’ attorneys-in-fact on all of the matters of Quan Toodou requiring shareholders’ approval, including the appointment and election of board members and senior management members.

Exclusive Consultancy and Service Agreement. Under the exclusive consultancy and service agreement between Quan Toodou and Reshuffle Technology, Quan Toodou engages Reshuffle Technology as its exclusive provider of technical consulting and services and shall pay to Reshuffle Technology service fees consisting of the performance service fee equal to the amount of 50% of Quan Toodou’s total annual revenues before tax and the fees for specific technical consulting and services requested by Quan Toodou and provided by Reshuffle Technology from time to time. We set this service fee rate in order to retain sufficient cash in Quan Toodou to fund its operating needs and manage liquidity. We also retain the flexibility to adjust in our discretion the service fee rate in the future. Reshuffle Technology shall exclusively own any intellectual property arising from the performance of this agreement unless for those technologies independently developed by Quan Toodou and subject to certain conditions under this agreement including that Reshuffle Technology shall have the right to purchase such technologies at the purchase price of RMB1.00 or the lowest price permitted by law. This agreement will continue to be effective until it is terminated by both parties in writing or either party’s business period expires without any extension.

Equity Interest Pledge Agreement. The shareholders of Quan Toodou have entered into an equity interest pledge agreement with Reshuffle Technology, under which each shareholder of Quan Toodou pledged all of his/her equity interest in Quan Toodou to Reshuffle Technology to secure his/her and Quan Toodou’s obligations under certain agreements above and this agreement and as collateral for all of his/her payment of compensation for any losses suffered by Reshuffle Technology due to any event of default by Quan Toodou and/or its shareholders and for any expenses incurred to Reshuffle Technology for enforcing Quan Toodou and/or its shareholders to perform their obligations. If any event of default as defined under this agreement occurs, Reshuffle Technology, as the pledgee, will be entitled to dispose of the pledged equity interests. In addition, any dividend from Quan Toodou as permitted by Reshuffle Technology will be deposited into the account designated by Reshuffle Technology and be further pledged in favor of Reshuffle Technology. The above pledge has been registered with the relevant local branch of the State Administration for Industry and Commerce in China.

Contractual Arrangements with Shanghai Suzao and its Shareholders

Our relationships with Shanghai Suzao and its shareholders are governed by a series of contractual arrangements. Under PRC laws, each of Shanghai Suzao and Reshuffle Technology is an independent legal person and neither of them is exposed to liabilities incurred by the other party. Other than pursuant to the contractual arrangements between Shanghai Suzao and Reshuffle Technology, Shanghai Suzao is not required to transfer any funds generated from its operations to Reshuffle Technology.

Loan Agreements. The shareholders of Shanghai Suzao, namely Chengzi Wu and Jing Chen, have entered into two loan agreements with Reshuffle Technology. Under these loan agreements, as of December 31, 2011, Reshuffle Technology lent interest-free loans of RMB6.0 million (US$1.0 million) to these shareholders, solely for their respective capital contributions in Shanghai Suzao. Each of these loan agreements has a term of five years, which will be automatically renewed for another periods of five years upon its expiration. However, Reshuffle Technology, with a 30 days’ prior notice, may require, and the shareholders, with a 30 days’ prior application, may apply for, an earlier repayment of a part or all of the loans, and Reshuffle Technology shall or has the right to (as the case may be) purchase or have its designated third party purchase the corresponding part of the equity interests in Shanghai Suzao in proportion to the amount of the loans to be repaid at the purchase price equal to such amount.

Exclusive Call Option Agreement. Shanghai Suzao and its shareholders have entered into an exclusive call option agreement with Reshuffle Technology, under which each shareholder of Shanghai Suzao irrevocably granted to Reshuffle Technology an exclusive option to purchase or have its designee purchase his/her equity interest in Shanghai Suzao at the purchase price equal to the amount of the registered capital of Shanghai Suzao in proportion to the equity interest to be purchased or the lowest price permitted by the PRC laws. Reshuffle Technology may exercise such option at any time to the extent permitted by the PRC laws. In addition, Shanghai Suzao and its shareholders agree that without Reshuffle Technology’s prior written consent, they will not engage in certain actions including transferring or otherwise disposing of the equity interest in Shanghai Suzao or declaring any dividend.

Proxy Agreement. Shanghai Suzao and its shareholders have entered into a proxy agreement with Reshuffle Technology, under which each shareholder of Shanghai Suzao irrevocably undertakes to execute powers of attorney to persons designated by Reshuffle Technology that irrevocably authorize them to vote as the shareholders’ attorneys-in-fact on all of the matters of Shanghai Suzao requiring shareholders’ approval, including the appointment and election of board members and senior management members.

Exclusive Consultancy and Service Agreement. Under the exclusive consultancy and service agreement between Shanghai Suzao and Reshuffle Technology, Shanghai Suzao engages Reshuffle Technology as its exclusive provider of technical consulting and services and shall pay to Reshuffle Technology service fees consisting of the performance service fee equal to the amount of 20% of Shanghai Suzao’s total annual revenues before tax and the fees for specific technical consulting and services requested by Shanghai Suzao and provided by Reshuffle Technology from time to time. We set this service fee rate in order to retain sufficient cash in Shanghai Suzao to fund its operating needs and manage liquidity. We also retain the flexibility to adjust in our discretion the service fee rate in the future. Reshuffle Technology shall exclusively own any intellectual property arising from the performance of this agreement unless for those technologies independently developed by Shanghai Suzao and subject to certain conditions under this agreement including that Reshuffle Technology shall have the right to purchase such technologies at the purchase price of RMB1.00 or the lowest price permitted by law. This agreement will continue to be effective until it is terminated by both parties in writing or either party’s business period expires without any extension.

Equity Interest Pledge Agreement. The shareholders of Shanghai Suzao have entered into an equity interest pledge agreement with Reshuffle Technology, under which each shareholder of Shanghai Suzao pledged all of his/her equity interest in Shanghai Suzao to Reshuffle Technology to secure his/her and Shanghai Suzao’s obligations under certain agreements above and this agreement and as collateral for all of his/her payment of compensation for any losses suffered by Reshuffle Technology due to any event of default by Shanghai Suzao and/or its shareholders and for any expenses incurred to Reshuffle Technology for enforcing Shanghai Suzao and/or its shareholders to perform their obligations. If any event of default as defined under this agreement occurs, Reshuffle Technology, as the pledgee, will be entitled to dispose of the pledged equity interests. In addition, any dividend from Shanghai Suzao as permitted by Reshuffle Technology will be deposited into the account designated by Reshuffle Technology and be further pledged in favor of Reshuffle Technology. The above pledge has been registered with the relevant local branch of the State Administration for Industry and Commerce in China.

Contractual Arrangements with Chengdu Gaishi and its Shareholders

Our relationships with Chengdu Gaishi and its shareholders are governed by a series of contractual arrangements. Under PRC laws, each of Chengdu Gaishi and Reshuffle Technology is an independent legal person and neither of them is exposed to liabilities incurred by the other party. Other than pursuant to the contractual arrangements between Chengdu Gaishi and Reshuffle Technology, Chengdu Gaishi is not required to transfer any funds generated from its operations to Reshuffle Technology.

Loan Agreement. The shareholders of Chengdu Gaishi, namely Chengzi Wu and Xiaoyun Zhang, have entered into a loan agreement with Reshuffle Technology. Under this loan agreement, as of December 31, 2011, Reshuffle Technology lent an interest-free loan of RMB1.0 million (US$158.9 thousand) to these shareholders, solely for their respective capital contributions in Chengdu Gaishi. The loan agreement has a term of five years, which will be automatically renewed for another periods of five years upon its expiration. However, Reshuffle Technology, with a 30 days’ prior notice, may require, and the shareholders, with a 30 days’ prior application, may apply for, an earlier repayment of a part or all of the loan, and Reshuffle Technology shall or has the right to (as the case may be) purchase or have its designated third party purchase the corresponding part of the equity interests in Chengdu Gaishi in proportion to the amount of the loans to be repaid at the purchase price equal to such amount.

Exclusive Call Option Agreement. Chengdu Gaishi and its shareholders have entered into an exclusive call option agreement with Reshuffle Technology, under which each shareholder of Chengdu Gaishi irrevocably granted to Reshuffle Technology an exclusive option to purchase or have its designee purchase his equity interest in Chengdu Gaishi at the purchase price equal to the amount of the registered capital of Chengdu Gaishi in proportion to the equity interest to be purchased or the lowest price permitted by the PRC laws. Reshuffle Technology may exercise such option at any time to the extent permitted by the PRC laws. In addition, Chengdu Gaishi and its shareholders agree that without Reshuffle Technology’s prior written consent, they will not engage in certain actions including transferring or otherwise disposing of the equity interest in Chengdu Gaishi or declaring any dividend.

Proxy Agreement. Chengdu Gaishi and its shareholders have entered into a proxy agreement with Reshuffle Technology, under which each shareholder of Chengdu Gaishi irrevocably undertakes to execute powers of attorney to persons designated by Reshuffle Technology that irrevocably authorize them to vote as the shareholders’ attorneys-in-fact on all of the matters of Chengdu Gaishi requiring shareholders’ approval, including the appointment and election of board members and senior management members.

Exclusive Consultancy and Service Agreement. Under the exclusive consultancy and service agreement between Chengdu Gaishi and Reshuffle Technology, Chengdu Gaishi engages Reshuffle Technology as its exclusive provider of technical consulting and services and shall pay to Reshuffle Technology service fees consisting of the performance service fee equal to the amount of 20% of Chengdu Gaishi’s total annual revenues before tax and the fees for specific technical consulting and services requested by Chengdu Gaishi and provided by Reshuffle Technology from time to time. We set this service fee rate in order to retain sufficient cash in Chengdu Gaishi to fund its operating needs and manage liquidity. We also retain the flexibility to adjust in our discretion the service fee rate in the future. Reshuffle Technology shall exclusively own any intellectual property arising from the performance of this agreement unless for those technologies independently developed by Chengdu Gaishi and subject to certain conditions under this agreement including that Reshuffle Technology shall have the right to purchase such technologies at the purchase price of RMB1.00 or the lowest price permitted by law. This agreement will continue to be effective until it is terminated by both parties in writing or either party’s business period expires without any extension.

Equity Interest Pledge Agreements. Each of the shareholders of Chengdu Gaishi has entered into an equity interest pledge agreement with Reshuffle Technology, under which he pledged all of his equity interest in Chengdu Gaishi to Reshuffle Technology to secure his and Chengdu Gaishi’s obligations under certain agreements above and such equity interest pledge agreement and as collateral for all of his payment of compensation for any losses suffered by Reshuffle Technology due to any event of default by Chengdu Gaishi and/or its shareholders and for any expenses incurred to Reshuffle Technology for enforcing Chengdu Gaishi and/or its shareholders to perform their obligations. If any event of default as defined under these agreements occurs, Reshuffle Technology, as the pledgee, will be entitled to dispose of the pledged equity interests. In addition, any dividend from Chengdu Gaishi as permitted by Reshuffle Technology will be deposited into the account designated by Reshuffle Technology and be further pledged in favor of Reshuffle Technology. The above pledge has been de-registered with the relevant local branch of the State Administration for Industry and Commerce in China as part of Chengdu Gaishi’s dissolution.

We are in the process of terminating the above contractual arrangements with Chengdu Gaishi and its shareholders in connection with the dissolution of Chengdu Gaishi.

Contractual Arrangements with Beijing Tixian and its Shareholders

Our relationships with Beijing Tixian and its shareholders are governed by a series of contractual arrangements. Under PRC laws, each of Beijing Tixian and Reshuffle Technology is an independent legal person and neither of them is exposed to liabilities incurred by the other party. Other than pursuant to the contractual arrangements between Beijing Tixian and Reshuffle Technology, Beijing Tixian is not required to transfer any funds generated from its operations to Reshuffle Technology.

Loan Agreements. The shareholders of Beijing Tixian, namely Mr. Zhou Yu and Ms. Ye Yuan, have entered into a loan agreement with Reshuffle Technology. Under this loan agreement, as of December 31, 2011, Reshuffle Technology lent an interest-free loan of RMB1.0 million (US$158.9 thousand) to these shareholders, solely for their respective capital contributions in Beijing Tixian. This loan agreement has a term of five years, which will be automatically renewed for another periods of five years upon its expiration. However, Reshuffle Technology, with a 30 days’ prior notice, may require, and the shareholders, with a 30 days’ prior application, may apply for, an earlier repayment of a part or all of the loans, and Reshuffle Technology shall or has the right to (as the case may be) purchase or have its designated third party purchase the corresponding part of the equity interests in Beijing Tixian in proportion to the amount of the loans to be repaid at the purchase price equal to such amount.

Exclusive Call Option Agreement. Beijing Tixian and its shareholders have entered into an exclusive call option agreement with Reshuffle Technology, under which each shareholder of Beijing Tixian irrevocably granted to Reshuffle Technology an exclusive option to purchase or have its designee purchase his/her equity interest in Beijing Tixian at the purchase price equal to the amount of the registered capital of Beijing Tixian in proportion to the equity interest to be purchased or the lowest price permitted by the PRC laws. Reshuffle Technology may exercise such option at any time to the extent permitted by the PRC laws. In addition, Beijing Tixian and its shareholders agree that without Reshuffle Technology’s prior written consent, they will not engage in certain actions including transferring or otherwise disposing of the equity interest in Beijing Tixian or declaring any dividend.

Proxy Agreement. Beijing Tixian and its shareholders have entered into a proxy agreement with Reshuffle Technology, under which each shareholder of Beijing Tixian irrevocably undertakes to execute powers of attorney to persons designated by Reshuffle Technology that irrevocably authorize them to vote as the shareholders’ attorneys-in-fact on all of the matters of Beijing Tixian requiring shareholders’ approval, including the appointment and election of board members and senior management members.

Exclusive Consultancy and Service Agreement. Under the exclusive consultancy and service agreement between Beijing Tixian and Reshuffle Technology, Beijing Tixian engages Reshuffle Technology as its exclusive provider of technical consulting and services and shall pay to Reshuffle Technology service fees consisting of the performance service fee equal to the amount of 50% of Beijing Tixian’s total annual revenues before tax and the fees for specific technical consulting and services requested by Beijing Tixian and provided by Reshuffle Technology from time to time. We set this service fee rate in order to retain sufficient cash in Beijing Tixian to fund its operating needs and manage liquidity. We also retain the flexibility to adjust in our discretion the service fee rate in the future. Reshuffle Technology shall exclusively own any intellectual property arising from the performance of this agreement unless for those technologies independently developed by Beijing Tixian and subject to certain conditions under this agreement including that Reshuffle Technology shall have the right to purchase such technologies at the purchase price of RMB1.00 or the lowest price permitted by law. This agreement will continue to be effective until it is terminated by both parties in writing or either party’s business period expires without any extension.

Equity Interest Pledge Agreement. The shareholders of Beijing Tixian have entered into an equity interest pledge agreement with Reshuffle Technology, under which each shareholder of Beijing Tixian pledged all of his equity interest in Beijing Tixian to Reshuffle Technology to secure his and Beijing Tixian’s obligations under certain agreements above and this agreement and as collateral for all of his payment of compensation for any losses suffered by Reshuffle Technology due to any event of default by Beijing Tixian and/or its shareholders and for any expenses incurred to Reshuffle Technology for enforcing Beijing Tixian and/or its shareholders to perform their obligations. If any event of default as defined under this agreement occurs, Reshuffle Technology, as the pledgee, will be entitled to dispose of the pledged equity interests. In addition, any dividend from Beijing Tixian as permitted by Reshuffle Technology will be deposited into the account designated by Reshuffle Technology and be further pledged in favor of Reshuffle Technology. The above pledge has been registered with the relevant local branch of the State Administration for Industry and Commerce in China. Furthermore, the shareholders of these VIEs may be involved in personal disputes with third parties which may have adverse effect on their respective equity interests in the relevant VIE and the validity or enforceability of our contractual arrangements with the relevant VIE and its shareholders. In October 2010, the ex-wife of Mr. Gary Wei Wang initiated a lawsuit against him with a local court in Shanghai and claimed for her share of community property during their marriage, including claiming for share of 76% equity interests in Quan Toodou held by Mr. Wang. This lawsuit was concluded through settlement directed by the court in June 2011 and pursuant to a court ruling, Mr. Wang is entitled to the equity interests in any companies that are directly or indirectly controlled by him. In the meantime, the court also issued an order releasing the conservatory measures imposed by the Assets Conservatory Notification. However, if Mr. Wang fails to fully perform his obligations under the court ruling, Mr. Wang’s personal assets, including the equity interests in the companies that are directly or indirectly held by him, may be subject to the court’s enforcement measures. If Mr. Wang does not fully perform his obligations for whatever reasons, and as a result of the court’s enforcement measures, Mr. Wang should transfer all or part of his equity interests in Quan Toodou to his ex-wife or such equity interests are required to be sold to any third party, in each case subject to the right of first refusal of the other existing shareholder of Quan Toodou, we may need to finance such existing shareholder to exercise the right of first refusal to purchase such equity interests in Quan Toodou. See “Item 3.D Risk Factors — Risks Relating to Doing Business in China —The ineffectiveness of control over Quan Toodou that may result from a lawsuit initiated by the ex-wife of Mr. Gary Wei Wang, our founder, chairman and chief executive officer, seeking the division of 76% of the equity interest in Quan Toodou held by Mr. Wang, could cause significant disruption to our business, operations and financial conditions.”

D.	Property, Plant and Equipment

Our principal executive offices are located at Building #6, X2 Creative Park, 1238 Xietu Road, Xuhui District, Shanghai 200032, People’s Republic of China. We maintain a number of offices in Shanghai, Beijing, Guangzhou and Chengdu under leases with terms ranging from one to five years. We lease all of our facilities from unrelated parties. We believe we will be able to obtain adequate facilities principally by leasing appropriate properties to accommodate our future expansion plans.

The following table describes each of the leases for our major offices as of the date of this annual report.

Location	Space (in square meters)	Usage of Property	Expiration Time
Shanghai	2,700*	Principal Executive Offices	June 30, 2014
	805*	Principal Executive Offices	July 14, 2013
	699	Sales Office	July 31, 2012
	1,067	Content Monitoring Center	May 9, 2012
Beijing	2,700	Technical Support and Administrative Offices	April 30, 2015
	512	Administrative Offices	December 11, 2013
	1,256*	Sales Office	October 31, 2014
Guangzhou	702	Sales Office	February 28, 2014

*	The sum of space udner multiple leases.

We believe that our leased facilities are adequate to meet our needs for the foreseeable future, and that we will be able to obtain adequate facilities, principally through leasing of additional properties, to accommodate our future expansions.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our audited consolidated financial statements. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information — Risk Factors” and elsewhere in this annual report.

A.	Operating Results

Overview

We are a leading Internet video company in China. We generate revenues primarily by providing online advertising services through our Tudou.com website. These online advertising services include pre-roll or post-roll video advertisements, in-roll logos, background advertisements, banners, buttons, links and streaming advertisements. In addition, we provide innovative online advertising services, including event sponsorships, interactive advertising and opportunities to purchase advertising embedded in our in-house developed content. We provided our advertising services to 320, 512 and 556 advertisers in 2009, 2010 and 2011, respectively.

We also generate revenues from mobile video services. Our mobile video services began generating revenues in January 2010 and are provided primarily through a channel on China Mobile’s wireless video platform. We also have provided mobile video services through China Telecom’s NETiTV platform since January 2011 and through two video channels on China Unicom’s wireless video platform since April 2011. In addition, since the third quarter of 2010, we have generated revenues from sub-licensing certain premium content that we licensed from third party vendors.

Our net revenues increased from RMB89.1 million in 2009 to RMB286.3 million in 2010 and RMB512.2 million (US$81.4 million) in 2011, representing a CAGR of 79.1% over the three-year period. Our net loss was RMB144.8 million, RMB347.4 million and RMB511.2 (US$81.2 million) in 2009, 2010 and 2011, respectively. Our adjusted net loss, a non-GAAP financial measure, which excludes the impact of non-cash items including share-based compensation expenses, beneficial conversion charges on convertible loans and fair value changes in warrant liabilities from our net loss, was RMB133.3 million, RMB107.2 million and RMB 292.4 million (US$46.5 million) in 2009, 2010 and 2011, respectively. For a reconciliation of our net loss to our adjusted net loss, see footnote 2 on page 3 of this annual report.

Factors Affecting Our Results of Operations

Our business, financial condition and results of operations are subject to general conditions affecting the online video and online advertising industries in China. These conditions include, among others, the stability and growth of China’s economy and the advertising and mobile Internet industries, the growth of the Internet and increasing Internet penetration rate in China, and the increasing acceptance of online advertising as part of advertisers’ overall Internet marketing strategy and spending. In addition, our business, financial condition and results of operations depend on a number of company-specific factors including the following:

•

Our Ability to Provide Innovative and Effective Advertising Services. Our financial condition and results of operations depend on the demand for and the effectiveness of our advertising services. We aim to provide innovative and effective online advertising services to increase advertisers’ advertising spending on our platform and attract new advertisers. Our Tudou.com website allows advertisers to display their advertisements in different placement formats to help optimize the effectiveness of the advertisements based on their marketing objectives. We will strive to grow our revenues by offering innovative and effective advertising services to advertisers.

•

Our Ability to Maintain and Expand Our Highly Engaged User Community and Drive Traffic to Our Website. Our business depends on our ability to maintain and expand our highly engaged user community and drive traffic to our website. We have built a valuable user base consisting primarily of highly engaged young, urban, affluent and educated users between the ages of 18 and 35, a particularly attractive demographic to advertisers. A visitor to our website does not have to be a registered user to watch or search videos, but he or she must become a registered user in order to use the interactive features of our website, including uploading, rating, commenting on and recommending video clips. A visitor to Tudou.com becomes a registered user by creating an account on our website. To create an account, a visitor follows certain registration steps, including creating a user name and password and accepting our standard user agreement. Our registered users increased from approximately 54.4 million as of December 31, 2009 to approximately 78.2 million as of December 31, 2010 and further to approximately 101.9 million as of December 31, 2011.

The number of our users, their engagement in our website and interactivity directly affect our revenues because under our advertising plans and advertising contracts, we charge based primarily on the number of video views of advertisements. The number of our monthly video views nearly doubled from 2.6 billion in December 2010 to 5.2 billion in December 2011. We consider the number of our registered users as a useful and relevant means of evaluating the level of user engagement and interactivity. We consider our monthly unique visitors as a useful means of evaluating our viewership levels and as one of the key factors that affects our advertisers’ decisions to adopt our platform for their advertising needs, which in turn drives advertising revenues. The number of our monthly unique visitors increased from approximately 137 million in December 2009 to approximately 182 million in December 2010 and to approximately 227 million in December 2011, according to iResearch.

The monthly unique visitors differ from the users and the registered users of a website. For instance, multiple users of a website may be counted as a monthly unique visitor only once if they share the same IP address in offices, homes or Internet cafes. In contrast, a user may be counted as a monthly unique visitor multiple times if he or she visits the same website using different IP addresses. We look to IP addresses when reviewing the number of monthly unique visitors, while we look to accounts created on our website when counting registered users.

•

Our Ability to Obtain Popular Video Content at a Commercially Acceptable Cost. In addition to UGC and content produced in-house, we need to license and acquire popular video content to deliver a unique and engaging experience for our users and present attractive advertising opportunities for advertisers. We believe that popular premium licensed content will help increase our user base and overall traffic and is a critical factor in our future success. From 2007 through 2009, we obtained licenses for more than 830 TV drama series and 240 movies. In 2010, we significantly increased our content procurement and obtained licenses for more than 1,360 TV drama series, 1,180 movies and 180 variety shows. In 2011, we obtained licenses for more than 660 TV drama series, 430 movies and 80 variety shows. In addition, through content access arrangements entered into between us and LeTV, our users have been able to access a substantial portion of LeTV’s extensive content portfolio of over 680 TV episodes and 650 movies since October 2011.We procure premium licensed content at prevailing market prices. We expect that our investment in premium licensed content will significantly increase in the foreseeable future as we plan to procure more premium licensed content and the unit procurement cost of premium licensed content, such as licensing fees for TV drama series and movies, increases.

•

Our Ability to Procure Internet Bandwidth Cost-Effectively and in a Timely Manner. Internet bandwidth procurement costs accounted for a majority of our cost of revenues in recent periods. We have increased Internet bandwidth capacities in recent years following the growth of our user base and traffic on our website. While Internet bandwidth costs have increased in absolute terms, we have been able to control Internet bandwidth procurement cost per unit primarily due to the use of our own content delivery network, or CDN; our efficient use of Internet bandwidth; our bandwidth saving technology, such as our innovative “Fast Tudou” software functioning as a peer-to-peer, or P2P, content delivery system; and our unit price negotiation efforts. We procure Internet bandwidth from provincial subsidiaries of telecommunication operators such as China Telecom and China Unicom, and other independent third parties that purchase bandwidth from telecommunications operators. The provincial subsidiaries of China Telecom and China Unicom function as independent companies, and we negotiate bandwidth prices separately with them or other bandwidth vendors.

•

Our Ability to Control Sales and Marketing Expenses. Sales and marketing expenses account for a significant portion of our operating expenses. Our sales and marketing expenses increased from RMB73.4 million in 2009 to RMB143.2 million in 2010, primarily due to an increase in salaries and benefits as we hired additional sales professionals and an increase in our revenues resulting in higher performance-based salary and bonus expenses. However, over the same periods, our sales and marketing expenses decreased as a percentage of our total net revenues primarily due to higher revenues and operating efficiency. Our sales and marketing expenses increased from RMB143.2 in 2010 to RMB286.8 million (US$45.6 million) in 2011 primarily due to an increase in salaries and benefits as we hired additional sales professionals and and an increase in advertising expenses. Our ability to enhance our sales efforts and control our sales and marketing expenses will affect our revenues and operating expenses.

•

Our Ability to Grow Our Mobile Video Services. We began generating revenues in January 2010 from offering our mobile video services to mobile phone users in China through our Tudou channel on China Mobile’s wireless video platform. In 2011, we began generating revenues from our mobile video services through two video channels on China Unicom’s wireless video platform and China Telecom’s NETiTV platform. We also collaborate with certain major mobile handset manufacturers such as Blackberry, Motorola, Nokia and Samsung, as well as handset design houses and application store operators, to promote these services. We believe our mobile video business has substantial potential and is an important component of our growth strategy. Our success in the mobile video business depends on our ability to provide quality content that attracts subscribers, maintain our relationships with telecommunication operators such as China Mobile, China Unicom and China Telecom and their affiliates, mobile handset companies and application store operators and promote our content to wireless users.

•

Our Ability to Maintain Leading Brand and Market Position. We believe that advertisers select us largely because we possess a leading brand and market position in the online video market in China. The online video industry in China is intensely competitive. We compete with other independent online video sites in China, major domestic Internet companies, other companies engaged in online advertising and, potentially, software-based streaming video sites. See “Item 4. Information on the Company — B. Business Overview — Competition.” Our ability to compete effectively and to maintain our leading brand and market position as an online video platform is key to our ability to attract new advertisers, maintain and enhance relationships with our existing advertisers and advertising agencies, and increase our revenues.

Descriptions of Certain Statement of Operations Items

Net revenues

For the year ended December 31, 2009, we derived all of our revenues from sales of online advertising services. For the years ended December 31, 2010 and 2011, we derived most of our revenues from sales of online advertising services. Our net revenues from online advertising services amounted to RMB89.1 million, RMB265.2 million and RMB443.5 million (US$70.5 million) in 2009, 2010 and 2011, respectively. In addition, we began generating revenues from our mobile video services in January 2010. For the years ended December 31, 2010 and 2011, our net revenues from mobile video services amounted to RMB19.1 million and RMB57.8 million (US$9.2 million), representing 6.7% and 11.3 % of our net revenues for the respective years. Since the third quarter of 2010, we have generated revenues from sub-licensing certain premium content that we licensed from third party vendors. For the year ended December 31, 2010 and 2011, our net revenues from sub-licensing premium content amounted to RMB2.0 million and RMB10.8 million (US$1.7 million), representing approximately 0.7% and 2.1 % of our net revenues for the respective periods.

We sell online advertising services primarily through our Tudou.com website, such as pre-roll or post-roll video advertisements, in-roll logos, banners, buttons, links and streaming advertisements. We also offer background advertisements appearing behind a selected video screen concurrently with a user viewing a video, which most of our key competitors do not offer, and sponsorship rights for a particular area of our website or for a particular event. We expect that our online advertising service revenues will constitute the primary source of, and generate a substantial majority of, our revenues for the foreseeable future.

As is customary in the advertising industry in China, we typically enter into advertising contracts with third-party advertising agencies. We offer agency fees to third-party advertising agencies that purchase our advertising services and recognize revenues net of these agency fees. We incurred RMB24.1 million, RMB55.0 million and RMB93.0 million (US$14.8 million) of agency fees in 2009, 2010 and 2011, respectively. Our net revenues from online advertising services are net of business taxes and related surcharges incurred in connection with our operations. Our advertising service revenues are subject to a business tax of approximately 5.0% and a cultural and educational related surcharge of 3.5% of revenues earned from our advertising services provided in China. Prior to 2011, the cultural and educational related surcharge was 4.5% of revenues earned from our advertising services provided in China. We deduct these amounts from our advertising service revenues to arrive at our net revenues attributable to advertising services.

The growth of our online advertising service revenues is driven by the number of our advertisers as well as revenues from individual advertisers. We had an aggregate of 320, 512 and 556 advertisers in 2009, 2010 and 2011, respectively.

We determine the number of advertisers in a given year or period based on the number of advertisers that place advertisements on our website in that year or period. The following table sets forth the changes in the number of our advertisers during each of the three years ended December 31, 2011:

	Years ended December 31,
	2009	2010	2011
Addition of new advertisers	226	323	359
Termination of the existing advertisers	76	131	315
Advertiser retention rate	55%	59%	38%
Net increase of advertisers	150	192	44
At the end of year	320	512	556

Of the 512 advertisers for 2010, 189 advertisers were our advertisers in 2009, and 323 advertisers were new advertisers. In 2011, 197 out of the 556 advertisers were our advertisers in 2010 and 359 were new advertisers. The advertiser retention rate decreased from 59% in 2010 to 38% in 2011 because we lost some smaller advertisers while we focused our efforts on retaining larger advertisers in 2011.

The number of advertisers during any period is affected by our services, sales and marketing efforts and influenced by our market position and advertisers’ perception of the effectiveness of our online advertising services. The size of our advertiser base is also driven by customer-specific factors such as the timing of the introduction of new advertising campaigns, our ability to maintain a favorable demographic user base, the seasonality of our advertisers’ operations and the growth of business sectors in which our advertisers operate. Our user base in China, which primarily consists of young urban educated users between the ages of 18 and 35, contributes to attracting advertisers to our services. Net revenues from our top 10 advertisers collectively amounted to approximately RMB26.4 million,RMB62.3 million and RMB113.2 million in 2009, 2010 and 2011, respectively, representing 29.6%, 21.8% and 22.1% of our net revenues in 2009, 2010 and 2011, respectively. We expect that the revenues generated from our top 10 advertisers will increase in absolute amount, but will decrease as a percentage of our total revenues as our advertiser base grows.

Our revenues from online advertising services are subject to seasonal fluctuations. For example, revenues of China-based online advertising companies such as ours are usually lower around Chinese New Year in the first quarter when advertisers tend to spend less on online advertising. However, due to the growth of our online advertising business during 2009, 2010 and 2011, such seasonality may not be readily apparent from our financial results

In addition, we began generating revenues from mobile video services in January 2010.Our revenues from mobile video services provided in China are subject to a turnover tax consisting of approximately 3.0% business tax and related surcharges of 0.3%. We deduct these amounts from our mobile video services revenues to arrive at our net revenues attributable to such services. In 2010 and 2011, we also generated revenues by sub-licensing certain premium content that we license from third parties.

Cost of Revenues

Our cost of revenues consists of Internet bandwidth costs, content costs, mobile video services costs, depreciation of servers and other equipment, share-based compensation allocated to cost of revenues and other costs. Our total cost of revenues amounted to RMB127.2 million, RMB226.4 million and RMB427.8 million (US$68.0 million) in 2009, 2010 and 2011, respectively. The following table sets forth the components of our cost of revenues for the years indicated.

	For the Year Ended December 31,
	2009	2010	2011	2011
	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands, except percentages)
Cost of revenues:
Internet bandwidth costs	74,385.5	103,634.4	180,244.6	28,638.0
Content costs	33,630.1	79,639.0	168,588.7	26,786.0
Mobile video services costs	—	9,521.4	34,721.3	5,516.75
Depreciation of servers and other equipment	15,413.2	17,240.6	23,997.8	3,812.9
Share-based compensation	1,875.6	14,133.0	14,177.1	2252,5
Other	1,877.7	2,230.8	6,112.2	971.3

Total cost of revenues	127,182.1	226,399.2	427,841.7	67,977.2

Internet bandwidth costs represent the fees we pay to bandwidth vendors, which are typically provincial subsidiaries of telecommunications operators in China, such as China Telecom and China Unicom, or independent third parties that purchase bandwidth from major telecommunications operators in China. We expect our Internet bandwidth costs to increase in absolute amount given the anticipated increase in the volume of our website traffic, and to decrease as a percentage of our total net revenues as we increase our revenues. We also hope to control our Internet bandwidth procurement costs per unit by adopting our in-house built CDN system instead of leasing from third-party CDN service providers, efficiently using Internet bandwidth, implementing bandwidth saving technology such as our innovative “Fast Tudou” software, and undertaking unit price negotiation efforts.

Content costs primarily consist of amortization and write-down associated with premium licensed content and content produced in-house, advertisement production costs, and salaries and benefits for our content team. We expect content costs to significantly increase in the foreseeable future because we plan to procure more premium licensed content and produce more content developed in-house, such as our “Made-For-Internet” drama series. We also expect the unit procurement cost of premium licensed content, such as licensing fees for TV drama series and movies, to increase.

We began incurring mobile video services costs starting in the first quarter of 2010. These mobile video services costs represent service fees paid to mobile application store operators and handset design houses in connection with our mobile video services. We expect these costs to increase proportionally with the increase in our mobile video service revenues.

Depreciation expenses comprised primarily of depreciation of servers, computer hardware and other equipment directly related to our operations. We expect that depreciation recognized under cost of revenues will increase in absolute amount as a result of the purchase of additional equipment due to traffic growth on our website.

Cost of revenues also includes labor costs related to our technical support personnel. While we expect our labor costs recognized under cost of revenues to increase, we expect the cost of labor as a percentage of our total cost of revenues to remain relatively insignificant.

Our cost of revenues includes share-based compensation charges. See “— Critical Accounting Policies and Estimates — Share-based Compensation.

Operating Expenses

Our operating expenses consist of sales and marketing expenses, general and administrative expenses, and impairment of equipment.

Sales and marketing expenses

Our sales and marketing expenses primarily consist of salaries and benefits for our sales and marketing staff, sales commission paid to our sales team and marketing expenses. Sales and marketing expenses were RMB73.4 million, RMB143.2 million and RMB286.8 million (US$45.6 million) in 2009, 2010 and 2011, respectively, accounting for approximately 82.4%, 50.0% and 56.0% of our net revenues in 2009, 2010 and 2011, respectively. Our share-based compensation charges allocated under sales and marketing expenses amounted to RMB3.5 million, RMB31.0 million and RMB39.5 million (US$6.3 million) in 2009, 2010 and 2011, respectively. Salaries and benefits expenses generally correspond to fluctuations in our net revenues as salary and bonus expenses are generally tied to the performance of our sales team. Marketing expenses primarily consist of advertising expenses.

Our total advertising expenses were RMB7.2 million, RMB19.6 million and RMB94.8 million (US$15.1 million) in 2009, 2010 and 2011, respectively. Our sales and marketing expenses have increased in recent years, primarily due to our hiring additional sales professionals and increased performance-based salary and bonus expenses for our sales professionals consistent with the increase in our revenues. We expect that our sales and marketing expenses will increase in absolute amount as we further enhance our sales and marketing efforts. However, we expect our sales and marketing expenses to decrease as a percentage of our total revenues as we gain more operating efficiencies while scaling up our business.

General and administrative expenses

Our general and administrative expenses primarily consist of salaries and benefits for our general administrative, finance and human resources personnel, office rentals, professional service fees and other expenses incurred in connection with general corporate purposes. General and administrative expenses were RMB37.6 million, RMB104.9 million and RMB175.0 million (US$27.8 million) in 2009, 2010 and 2011, respectively, accounting for approximately 42.2%, 36.6% and 34.2% of our total net revenues in 2009, 2010 and 2011, respectively. Our share-based compensation charges allocated under general and administrative expenses amounted to RMB6.2 million, RMB59.4 million and RMB51.4 million (US$8.2 million) in 2009, 2010 and 2011, respectively.

We expect our general and administrative expenses to increase in absolute amount in the near future as we incur additional expenses in connection with the expansion of our business as a publicly traded company, which include expenses related to improving and maintaining our internal control over financial reporting and complying with our reporting obligations. However, we expect our general and administrative expenses to decrease as a percentage of our total revenues in the future as we increase operating efficiency while scaling up our business.

Impairment of equipment

We assess the impairment of equipment in accordance with guidance under ASC 360-10-35 by comparing the carrying value of the equipment with the estimated undiscounted future cash flows we expect to receive from (i) use of the equipment and (ii) its eventual disposition. If the sum of the estimated undiscounted future cash flows is less than the carrying value, we recognize an impairment loss equal to the excess of the carrying value over the fair value of the equipment.

In 2009, due to our relatively limited ability to generate operating cash flow and a decrease in expected future cash flow from use of equipment, we incurred impairment charges. We recognized impairment charges of RMB2.4 million related to servers, computer hardware and other equipment in 2009.For 2010 and 2011, we did not record impairment of equipment charges. See “—Critical Accounting Policies and Estimates — Impairment of Long-lived Assets.”

Taxation

For a discussion of the taxes to which we are subject, see “Item 10E — Taxation — Cayman Islands Taxation” and “Item 10E —Taxation — People’s Republic of China Taxation.”

Consolidated Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated. You should read this information together with our audited consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended December 31,
	2009	2010	2011	2011
	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
Consolidated Statements of Operations
Net revenues	89,147.3	286,258.1	512,195.4	81,379.6
Cost of revenues(1)	(127,182.1)	(226,399.3)	(427,841.7)	(67,977.2)

Gross profit (loss)	(38,034.8)	59,858.8	84,353.7	13,402.4
Operating expenses:
Sales and marketing expenses(1)	(73,435.2)	(143,224.1)	(286,847.7)	(45,575.5)
General and administrative expenses(1)	(37,585.6)	(104,911.4)	(174,971.6)	(27,800.2)
Impairment of equipment	(2,372.3)	—	—	—

Total operating expenses	(113,393.1)	(248,135.5)	(461,819.3)	(73,375.7)

Loss from operations	(151,427.9)	(188,276.7)	(377,465.6)	(59,973.3)
Finance income	3,103.8	331.0	427.8	68.0
Finance expenses	—	(12,851.2)	(4,771.4)	(758.1)
Other income/(expense), net	(63.1)	1.4	(133.7)	(21.2)
Foreign exchange gain (loss)	3,610.0	(10,957.2)	(15,486.2)	(2,460.5)
Beneficial conversion charge on convertible loan	—	(10,967.0)	—	—
Fair value changes in warrant liabilities	—	(124,680.1)	(113,732.6)	(18,070.3)

Loss before income taxes	(144,777.2)	(347,399.8)	(511,161.7)	(81,215.4)
Income taxes	—	—	—	—
Net loss	(144,777.2)	(347,399.8)	(511,161.7)	(81,215.4)

Net loss attributable to ordinary shareholders	(145,085.6)	(362,383.7)	(526,046.7)	(83,580.4)

Loss per ordinary share basic and diluted	(12.09)	(30.20)	(10.51)	(1.67)

Non-GAAP Financial Data
Adjusted net loss (2)	(133,254.8)	(107,176.3)	(292,394.5)	(46,456.8)

(1)	These items include share-based compensation expenses as follows:

	2009	2010	2011
	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
Share-based compensation expenses included in:
Cost of revenues	1,875.6	14,133.0	14,177.1	2,252.5
Sales and marketing expenses	3,491.8	31,025.3	39,474.8	6,271.9
General and administrative expenses	6,155.0	59,418.0	51,382.8	8,163.9

Total:	11,522.4	104,576.3	105,034.7	16,688.3

(2)	We define adjusted net loss, a non-GAAP financial measure, as net loss excluding share-based compensation expenses, beneficial conversion charges on convertible loans and fair value changes in warrant liabilities. We believe adjusted net loss is useful supplemental information for investors and other interested persons to assess our operating performance without the effect of non-cash beneficial conversion charges on convertible loans and fair value changes in warrant liabilities, which will not likely be recurring factors in our business in the future, and share-based compensation expenses, which have been and will continue to be a significant recurring factor in our business. We present this non-GAAP financial measure because our management uses this measure to evaluate our operating performance. We believe that this non-GAAP financial measure provides useful information to investors and other interested persons because such information allows them to understand and evaluate our consolidated results of operations in the same manner as our management and to make period over period comparison of our financial results. However, the use of adjusted net loss has material limitations as an analytical tool. One limitation of using non-GAAP adjusted net loss is that it does not include all items that impact our net loss for the period. In addition, because adjusted net loss may not be calculated in the same manner by all companies, it may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider adjusted net loss in isolation from or as an alternative to net loss prepared in accordance with U.S. GAAP. We encourage investors and other interested persons to review our financial information in its entirety and not rely on a single financial measure.

	For the Year Ended December 31,
	2009	2010	2011	2011
	(RMB)	(RMB)	(RMB)	(US$)
Net loss	(144,777.2)	(347,399.8)	(511,161.8)	(81,215.4)
Add back:
Share-based compensation expenses	11,522.4	104,576.4	105,034.7	16,688.3
Beneficial conversion charge on convertible loan	—	10,967.0	—	—
Fair value changes in warrant liabilities	—	124,680.1	113,732.6	18,070.3

Adjusted net loss	(133,254.8)	(107,176.3)	(292,394.5)	(46,456.8)

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Net Revenues. Our net revenues increased by 78.9% to RMB512.2 million (US$81.4 million) in 2011 from RMB286.3 million in 2010, primarily as a result of higher net revenues from our online advertising services. The increase in our net revenues from online advertising services was primarily attributable to a RMB166.4 million increase in our net revenues from our existing advertisers as of December 31, 2011 compared to those from existing advertisers as of December 31, 2010, which reflected an increase in average spending per advertiser. The increase in net revenues from online advertising services was also attributable to a RMB11.9 million increase in net revenues from new advertisers as a result of greater acceptance of our online advertising services and our marketing efforts. The number of our advertisers increased from 512 in 2010 to 556 in 2011. Net revenues generated from our top 10 advertisers increased by 303.5% to RMB251.4 million (US$39.9 million) in 2011 from RMB62.3 million in 2010 primarily as a result of our marketing efforts targeted at key advertisers and increasing acceptance of our online advertising services.

Our net revenues are net of agency fees we paid to third-party advertising agencies. Our agency fees paid to advertising agencies increased from RMB55.0 million in 2010 to RMB93.0 million (US$14.8 million) in 2011, primarily as a result of greater online advertising services revenues generated through advertising agencies in absolute amounts.

In 2011, we also generated net revenues of RMB57.8 million (US$9.2 million) from our mobile video services, compared to net revenues of RMB19.1 million in 2010. In addition, we generated net revenues of RMB10.8 million (US$1.7 million) in 2011 by sub-licensing certain premium content that we licensed from third party vendors, compared to net revenues of RMB2.0 million for 2010.

Cost of Revenues. Our cost of revenues increased by 89.0% to RMB427.8 million (US$68.0 million) for 2011 from RMB226.4 million in 2010. This increase was primarily attributable to the substantial increase in our Internet bandwidth costs, content costs and mobile video services costs.

•

Internet bandwidth costs totaled RMB180.2 million (US $28.6 million), or 35.2% of net revenues, compared to RMB103.6 million, or 36.2% of net revenues for 2010, primarily due to Internet bandwidth expansion in 2011 in response to an increase in website traffic.

•

Content costs totaled RMB 168.6 million (US $26.8 million) in 2011, or 32.9% of net revenues, compared to RMB 79.6 million, or 27.8% of net revenues for 2010. Content costs primarily consisted of amortization and write-down of premium licensed content and content produced in house, advertisement production costs and salaries and benefits for our content team.

•

Mobile video services costs totaled RMB34.7 million (US$5.5 million), or 6.8% of net revenues, compared to RMB 9.5 million, or 3.3% of net revenues in 2010. The increase in mobile video services cost was primarily attributable to the increase in mobile video services revenues.

Gross Profit. For fiscal year 2011, gross profit totaled RMB84.4 million (US$13.4 million) representing a 16.5% gross margin, compared to RMB 59.9 million representing a 20.9% gross margin for 2010. The decline in gross margin was primarily due to an increase in Internet bandwidth costs and content costs.

Operating Expenses. Total operating expenses in 2011 were RMB461.8 million (US$73.4 million) compared to RMB248.1 million in 2010. The increase was primarily due to an increase in sales and marketing expenses, mainly as a result of our hiring additional sales professionals and enhanced promotion and marketing efforts.

•

Our sales and marketing expenses increased by 100.3% to RMB286.8 million (US$45.6 million) in 2011 from RMB143.2 million in 2010. The increase was primarily attributable to an increase of RMB75.3 million (US$12.0 million) in our marketing and promotion expenses and an increase of RMB58.6 million (US$9.3 million) in salaries and benefits for our sales and marketing staff, resulting from an increase in performance-based salary and bonus expenses and our hiring additional sales professionals. We had 229 sales professionals as of December 31, 2011 compared to 170 as of December 31, 2010. This increase was also attributable to an increase of RMB8.4 million (US$1.3 million) in share-based compensation expenses recognized as sales and marketing expenses during the period.

•

Our general and administrative expenses increased by 66.8% to RMB175.0 million (US$27.8 million) in 2011 from RMB104.9 million in 2010. The increase was primarily due to (i) an increase of RMB36.7 million (US$5.8 million) in our allowance for bad debts related to certain advertising agencies primarily due to the deterioration in financial conditions of certain advertising agencies and advertisers and increased long aged overdue receivables; (ii) an increase of RMB12.4 million (US$2.0 million) in salaries and benefits for our general and administrative staff, resulting from our hiring additional personnel to support our growth and (iii) an increase of RMB6.6 million (US$1.0 million) in legal service fees in connection with defending copyright infringement actions. The increase was partially offsest by a decrease of RMB8.0 million (US$1.3 million) in share-based compensation expenses recognized as general and administrative expenses.

Loss from Operations. As a result of the foregoing, our loss from operations increased by 100.5% to RMB377.5 million (US$60.0 million) in 2011 from RMB188.3 million in 2010.

Finance Income (Expense). We recorded finance income from short-term deposits of approximately RMB0.3 million and RMB0.4 (US$68 thousand) in 2010 and 2011, respectively. The increase was primarily due to an increase in our short-term deposits and higher interest rates. We incurred a finance expense of RMB12.9 million and RMB4.8 million (US$0.8 million) in 2010 and 2011, respectively. The RMB4.7 million (US$0.7 million) finance expense primarily resulted from interest expenses related to short-term loans extended to us by certain commercial banks in China. As of December 31, 2011, we had a total short term loan balance of RMB83.3 million (US$13.2 million).

Foreign Exchange Gain (Loss). We recorded a foreign exchange loss of RMB15.5 million (US$2.5 million) in 2011 compared with a foreign exchange loss of RMB11.0 million in 2010. The foreign exchange loss was primarily due to depreciation of the U.S. dollar during the year ended December 31, 2011. We had an average of approximately US$32.9 million in cash balances during 2011. The foreign exchange loss for the year ended December 31, 2010 was primarily attributable to depreciation of the U.S. dollar, Australian dollar and Euro versus the Renminbi in 2010. We had an average of approximately US$33.0 million, AUD2.1 million and EUR1.1 million in cash balances in 2010.

Beneficial Conversion Charge on Convertible Loan. We recorded a beneficial conversion charge of approximately RMB11.0 million in 2010 as a result of the conversion of a convertible loan to Series E preferred shares in an aggregate principal amount of US$15.0 million that we issued to a group of investors in April 2010. We assessed the beneficial conversion feature attributable to the convertible loan in accordance with ASC470-20 and determined that there was a contingent beneficial conversion feature with a value of approximately RMB11.0 million. We recognized the RMB11.0 million beneficial conversion charge upon the conversion of the convertible loan into Series E preferred shares in July 2010. We did not record such a beneficial conversion charge in 2011.

Fair Value Changes in Warrant Liabilities. We recorded a loss of RMB113.7 million (US$18.1 million) from fair value changes in certain warrants in 2011 compared to a loss of RMB124.7 million in 2010. The loss resulted from fair value changes in warrants that we issued in connection with the issuance of the convertible loan in April 2010 and the warrants we issued in connection with the issuance of our Series E preferred shares in July 2010. These warrants were converted into Series E preferred shares, which converted into Class B ordinary shares immediately prior to the completion of our initial public offering.

Net Loss. As a result of the foregoing, our net loss increased by 47.1% to RMB511.2 million (US$81.2 million) in 2011 from a net loss of RMB347.4 million in 2010. Our adjusted net loss increased by 172.8% to RMB292.4 million (US$46.5 million) in 2011 from an adjusted net loss of RMB107.2 million in 2010. For a reconciliation of adjusted net loss to net loss, see footnote 2 on page 3 of this annual report.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Net Revenues. Our net revenues increased by 221.1% to RMB286.3 million in 2010 from RMB89.1 million in 2009, primarily as a result of higher net revenues from our online advertising services. The increase in online advertising service net revenues was primarily attributable to a RMB123.1 million increase in our net revenues from our existing advertisers as of December 31, 2010 compared to those from existing advertisers as of December 31, 2009 as a result of our enhanced business relationships with these advertisers. The increase in net revenues from online advertising services was also attributable to a RMB74.0 million increase in net revenues from new advertisers as a result of more acceptance of our online advertising services and our marketing efforts. The number of our advertisers increased from 320 in 2009 to 512 for 2010. In addition, the number of Chinese domestic advertisers placing advertisements with us increased to 260 in 2010 from 131 in 2009. Net revenues generated from our top 10 advertisers increased by 136.0% to RMB62.3 million in 2010 from RMB26.4 million in 2009 primarily as a result of our marketing efforts targeted at key advertisers and increasing acceptance of our online advertising services.

Our net revenues are net of agency fees we paid to third-party advertising agencies. Our agency fees paid to advertising agencies increased from RMB24.1 million in 2009 to RMB55.0 million in 2010, primarily as a result of a higher absolute amount of online advertising service revenues generated through advertising agencies. However, our agency fees paid to advertising agencies as a percentage of our net revenues from online advertising services decreased to 19.2% in 2010 from 27.0% in 2009 as we gained additional negotiating power with advertising agencies. Additionally, more advertisers, particularly domestic advertisers, placed advertisements directly with us in 2010 compared to 2009.

In 2010, we also generated net revenues of RMB19.1 million from our mobile video services, representing approximately 6.7% of our net revenues in 2010. We started providing mobile video services in January 2010 through a channel on China Mobile’s wireless video platform. In addition, we generated net revenues of RMB2.0 million by sub-licensing certain premium content that we license from third party vendors, representing approximately 0.7% of our net revenues in 2010.

Cost of Revenues. Our cost of revenues increased by 78.0% to RMB226.4 million in 2010 from RMB127.2 million in 2009. The increase was primarily attributable to a substantial increase in amortization and write-down of our premium licensed content procurement costs and an increase in our Internet bandwidth costs.

Amortization and write-down of our premium licensed content procurement and production costs increased significantly in 2010 to RMB34.9 million from RMB9.9 million in 2009, primarily due to an increase in amortization of premium licensed content. Our write-down increased from RMB1.9 million in 2009 to RMB10.7 million in 2010. In 2010, we obtained licenses for more than 1,360 TV drama series, 1,180 movie, and 180 variety shows, compared to approximately 420 TV drama series, 60 movies and 25 variety shows in 2009. In addition, our unit procurement cost, such as licensing fees for TV drama series and movies, increased significantly in 2010 compared to 2009. Our Internet bandwidth costs increased from RMB74.4 million in 2009 to RMB103.6 million in 2010 primarily due to Internet bandwidth expansion in 2010 in response to greater website traffic.

The increase in our cost of revenues is also partly attributable to an increase of RMB17.1 million in advertisement production expenses, an increase of RMB3.4 million in salaries and benefits for our employees associated with our platform operations, which is related to the expansion of our platform operations, and an increase of RMB1.8 million in depreciation charges, which is related to the higher number of servers, other computers and equipment we procured to support the growth of our technology platform in 2010, as compared to 2009. The RMB17.1 million increase in advertisement production expenses mainly resulted from increased advertisement outsourcing fees paid to third parties and increased expenses we incurred for our integrated marketing programs. In addition, we recorded RMB9.5 million in connection with our mobile video services as service fees paid to mobile application store operators and handset design houses.

Gross Profit (Loss). As a result of the foregoing, our gross profit was RMB59.9 million in 2010 compared to a gross loss of RMB38.0 million in 2009.

Operating Expenses. Our operating expenses increased by 118.8% to RMB248.1 million in 2010 from RMB113.4 million in 2009. The increase in our operating expenses was due to both an increase in our sales and marketing expenses and an increase in our general and administrative expenses.

•

Our sales and marketing expenses increased by 95.0% to RMB143.2 million in 2010 from RMB73.4 million in 2009. This increase was primarily attributable to an increase of RMB27.5 million in share-based compensation expenses recognized as sales and marketing expenses and an increase of RMB16.5 million in salaries and benefits for our sales and marketing staff, resulting from an increase in performance-based salary and bonus expenses and our hiring additional sales professionals. We had 170 sales professionals as of December 31, 2010 compared to 133 as of December 31, 2009. The increase was also attributable to an increase of RMB11.8 million in marketing and promotion expenses and RMB12.2 million related to other business related selling expenses, primarily as a result of our organizational and promotional efforts in relation to the Tudou Video Festival and expenses related to other public relations events.

•

Our general and administrative expenses increased by 179.1% to RMB104.9 million in 2010 from RMB37.6 million in 2009. The increase was primarily due to (i) an increase of RMB53.3 million in share-based compensation expenses recognized as general and administrative expenses; (ii) an increase of RMB 5.4 million in professional service fees for an outside accounting firm in connection with the auditing of our financial statements; (iii) an increase of RMB4.0 million of allowance for bad debts related to certain advertising agencies that began experiencing financial difficulty in 2010 and (iv) an increase of RMB6.1 million in salaries and benefits for our general and administrative staff resulting from hiring of additional staff.

Loss from Operations. As a result of the foregoing, our loss from operations increased by 24.3% to RMB188.3 million in 2010 from RMB151.4 million in 2009.

Finance Income (Expense). We recorded finance income from short-term deposits of approximately RMB3.1 million and RMB0.3 million in 2009 and 2010, respectively. The decrease was primarily due to a decrease in short-term deposits and lower interest rates. We incurred a finance expense of zero and approximately RMB12.9 million in 2009 and 2010, respectively. The RMB12.9 million finance expense primarily resulted from RMB10.2 million in interest expenses on our convertible loan in an aggregate principal amount of US$15.0 million that we issued to a group of investors in April 2010 and interest expenses related to short-term loans extended to us by certain commercial banks in China. As of December 31, 2010, we had a total short term loan balance of RMB61.2 million.

Foreign Exchange Gain (Loss). We recorded a foreign exchange loss of RMB11.0 million in 2010 compared with a foreign exchange gain of RMB3.6 million in 2009. The foreign exchange loss was primarily due to the depreciation of the U.S. dollar, Australian dollar and Euro versus the Renminbi in 2010. We had an average of approximately US$33.0 million, AUD2.1 million and EUR1.1 million in cash balances in 2010. The foreign exchange gain in 2009 was primarily attributable to the appreciation of the Australian dollar versus the Renminbi. We had an average of approximately AUD3.5 million in cash balances in 2009.

Beneficial Conversion Charge on Convertible Loan. We recorded a beneficial conversion charge of approximately RMB11.0 million in 2010 as a result of the conversion of a convertible loan to Series E preferred shares in an aggregate principal amount of US$15.0 million that we issued to a group of investors in April 2010. We assessed the beneficial conversion feature attributable to the convertible loan in accordance with ASC470-20 and determined that there was a contingent beneficial conversion feature with a value of approximately RMB11.0 million. We recognized the RMB11.0 million beneficial conversion charge upon the conversion of the convertible loan into Series E preferred shares in July 2010.

Fair Value Changes in Warrant Liabilities. We recorded a loss of RMB124.7 million from fair value changes in certain warrants in 2010. The loss resulted from fair value changes in warrants that we issued in connection with the issuance of the convertible loan in April 2010 and the warrants we issued in connection with the issuance of our Series E preferred shares in July 2010.

Net Loss. As a result of the foregoing, our net loss increased by 140.0% to RMB347.4 million in 2010 from a net loss of RMB144.8 million in 2009. Our adjusted net loss decreased by 19.6% to RMB107.2 million in 2010 from an adjusted net loss of RMB133.3 million in 2009. For a reconciliation of adjusted net loss to net loss, see footnote 2 on page 3 of this annual report.

B.	Liquidity and Capital Resources

The following table sets forth a summary of our net cash flows for the years indicated:

	For the Year Ended December 31,
	2009	2010	2011	2011
	(RMB)	(RMB)	(RMB)	(US$)
Net cash provided by / (used in) operating activities	(94,797.9)	(98,782.5)	1,500.7	238.4
Net cash used in investing activities	(107,546.7)	(85,242.2)	(495,196.7)	(78,678.8)
Net cash provided by financing activities	—	396,098.3	1,118,032.0	177,637.4

Net increase / (decrease) in cash	(202,344.6)	212,073.6	624,335.9	99,197.0
Cash and cash equivalents at beginning of year	260,769.0	62,034.4	263,150.8	41,810.4

Effect of foreign exchange rate change on cash	3,610.0	(10,957.2)	(15,486.2)	(2,460.5)

Cash and cash equivalents at end of year	62,034.4	263,150.8	872,000.5	138,546.9

Prior to our initial public offering in August 2011, we had financed our operations primarily through the issuance of redeemable convertible preferred shares and convertible loans. As of December 31, 2009, 2010 and 2011, we had RMB62.0 million, RMB263.2 million, and RMB872.0 million (US$138.5 million) in cash, respectively. We did not have any short-term or long-term bank borrowings outstanding as of December 31 2009. We began financing our operations using Renminbi-denominated short-term loans from March 2010. We had outstanding short-term loans in an aggregate principal amount of RMB61.2 million and RMB83.3 million (US$13.2 million) as of December 31, 2010 and December 31, 2011, respectively. The convertible loan issued by us in April 2010 was converted into Series E preferred shares in July 2010. In addition, we received net proceeds of RMB961.4 million (US$143.5 million) from our initial public offering and RMB160.4 million (US$25.5 million) from the exercise of warrants to purchase Series E preferred shares by certain warrant holders in August 2011. All of these Series E preferred shares converted into Class B ordinary shares immediately prior to the completion of our initial public offering. Our cash primarily consists of cash on hand and demand deposits placed with banks or other financial institutions.

We believe that our current levels of cash balances and cash flows from operations, combined with the cash we received from our initial public offering in August 2011 and short-term loans from commercial banks in China, will be sufficient to meet our anticipated cash needs to fund our operations for at least the next 12 months. If we have additional liquidity needs in the future, we may obtain additional financing, including through equity offerings and debt financings in capital markets, to meet such needs.

Accounts Receivable and Turnover Days

Our accounts receivable balance net of allowance for doubtful accounts increased significantly from RMB71.1 million as of December 31, 2009 to RMB243.0 million as of December 31, 2010. Our accounts receivable balance net of allowance for doubtful accounts were RMB239.8 million (US$38.1 million) as of December 31, 2011, while average turnover days slightly increased from 139 days in 2009 to 149 days in 2010, and decreased to 132 days in 2011. Average turnover for accounts receivable is the average period it takes for outstanding invoices to be paid in full after issuance, which is equal to the average of accounts receivable at the beginning of a period and the accounts receivable at the end of a period, divided by net revenues, adding back the sales taxes and agency fees over the period, and multiplied by the number of days during the period. The significant increase in our accounts receivables was primarily due to the significant growth of our business, which is evidenced by the increase of our online advertising revenue from RMB89.1 million in 2009 to RMB265.2 million in 2010 and further to RMB443.5 million (US$70.5 million) in 2011.

Our average turnover days are longer than the 90-day credit term specified in our advertising contracts and has been significantly affected by the settlement pattern of advertising agencies and advertisers. The significant increase in accounts receivable and our high average turnover days may have an adverse impact on our liquidity although such impact can be mitigated to a certain extent by certain payables, such as advertising agency fees and commission fees, which are usually settled upon the collection of accounts receivables. Failure to collect receivables in a timely manner may significantly and adversely affect our operations and our business strategies, such as funding our expansion of Internet bandwidth capacity, procuring premium licensed content and enhancing our technology platform. For details, see “Item 3.D Risk Factors — Risks Relating to Our Business and Our Industry — The financial soundness and settlement pattern of advertisers and advertising agencies working with us could affect our collection of accounts receivable, as well as our results of operations and cash flows.”

In an effort to reduce our turnover days, we have implemented a series of internal policies to monitor and collect overdue receivables, including assigning a specific sales person to communicate and coordinate with each customer and to follow up on outstanding receivables, evaluating the performance of sales persons by taking into consideration the ageing of the receivables they are responsible for, and adopting a policy whereby sales persons are entitled to commission only after receivables have been collected. In addition, management reviews the ageing of all receivables on a quarterly basis to assess collectability and consider the need for providing provisions. In 2009, 2010 and 2011, we recorded RMB3.5 million, RMB7.5 million and RMB44.2 million (US$7.0 million) as an allowance for doubtful accounts, respectively. The significant increase in allowance for bad debts was related to a deterioration in the financial condition of certain advertising agencies and advertisers and an increase in long aged overdue receivables.

We recently enhanced our collection efforts to ensure the collectability of our accounts receivables, including by adding to our sales force, involving senior executives in collection, and implementing more stringent collection policies. Through these enhanced procedures, we believe we will be able to more effectively manage our receivable collections and ensure adequate ongoing communication with respect to collections. Collections and average turnover days improved significantly after we implemented the efforts and initiatives discussed above.

VIEs and PRC Subsidiaries

We are a holding company, and our ability to pay dividends and meet other cash needs relies principally on the dividends paid by our PRC subsidiaries, which in turn largely depend on service fees payable by our VIEs under the exclusive consultancy and service agreements between our VIEs and Reshuffle Technology. Under these exclusive consultancy and service agreements, our VIEs agree to, among other things, pay Reshuffle Technology service fees equal to a certain percentage of their annual revenues before tax. Earnings of our PRC subsidiaries (including the economic benefits Reshuffle Technology receives from our VIEs) are paid to our offshore intermediate holding companies, and from these companies to us, mainly through dividend distributions.

Our subsidiaries may pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. As of December 31, 2011, our PRC subsidiaries had aggregate accumulated deficits of RMB496.5 million as determined under applicable Chinese accounting standards. Our PRC subsidiaries therefore currently cannot pay dividends or make other distributions to us.

As an offshore holding company, we intend to finance our PRC subsidiaries primarily through capital contributions by increasing their registered capital, subject to PRC governmental approvals and registrations. In addition, we may provide additional funding to our PRC subsidiaries through shareholder loans. Under PRC law, foreign currency loans borrowed by our PRC subsidiaries from us or other foreign lenders should not exceed the differences between their respective approved total investment amount and registered capital. As of December 31, 2011, our PRC subsidiaries were able to borrow US$7.8 million in foreign currency loans. These limits may increase correspondingly with increases in the total investment amounts and registered capitals of our PRC subsidiaries, subject to PRC governmental approvals and registrations.

Operating Activities

Our net cash provided by operating activities in 2011 was RMB1.5 million (US$0.2 million). This was primarily due to our net loss of RMB511.2 million (US$81.2 million) in 2011, offset by (i) RMB113.7 million (US$18.1 million) from fair value changes in warrant liabilities that resulted from an increase in the fair value of warrants issued in connection with the issuance of a convertible loan in April 2010 and warrants issued in connection with the issuance of our Series E preferred shares in July 2010, (ii) a RMB105.6 million (US$16.8 million) increase in other payables and accruals primarily consisting of higher payroll and welfare costs, promotional costs, fees payable to advertising agencies, litigation losses and professional fees, (iii) RMB105.0 million (US$16.7 million) of share-based compensation expenses, (iv) and RMB97.5 million (US$15.5 million) in amortization of licensed content that mainly resulted from our increased purchase of premium licensed content.

Our net cash used in operating activities in 2010 was RMB98.8 million. This was primarily due to (i) our net loss of RMB347.4 million in the period and (ii) a RMB179.4 million increase in accounts receivable primarily attributable to a substantial increase in our online advertising service revenues. These amounts were offset by (a) RMB124.7 million from fair value changes in our warrants that resulted from an increase in the fair value of warrants issued in connection with the issuance of a convertible loan in April 2010 and warrants issued in connection with the issuance of our Series E preferred shares in July 2010, (b) RMB104.6 million of share-based compensation expenses primarily, (c) a RMB70.9 million increase in other payables and accruals that primarily comprised higher tax levies, fees payable to advertising agencies, litigation losses and professional fees and (d) a RMB45.9 million increase in accounts payable primarily attributable to fees payable to bandwidth vendors.

Our net cash used in operating activities in 2009 was RMB94.8 million. This was primarily due to (i) our net loss of RMB144.8 million and (ii) a RMB50.9 million increase in accounts receivable primarily attributable to a substantial increase in our online advertising service revenues. These amounts were offset by (a) a RMB42.2 million increase in other payables and accruals primarily consisting of higher payroll and welfare expenses, fees payable to advertising agencies, Internet bandwidth costs, tax levies, potential litigation loss and professional fees and (b) RMB19.6 million in depreciation of equipment primarily attributable to servers.

Investing Activities

Our net cash used in investing activities was RMB495.2 million (US$78.7 million) in 2011. RMB397.2 million (US$63.1 million) was used to purchase premium licensed content, including cash payments and cash advances during the year. RMB68.4 million (US$10.9 million) was used to purchase fixed assets, primarily equipment including servers, computers and other equipment. RMB4.9 million (US$0.8 million) was used to purchase intangible assets. These amounts were partly offset by RMB30.6 million (US$4.9 million) of restricted cash deposited in commercial banks as a guarantee to our bank loans and RMB5.8 million (US$0.9 million) received upon maturity of short-term investments.

Our net cash used in investing activities was RMB85.2 million in 2010. RMB66.2 million was used as collateral for short-term loans from certain commercial banks. RMB68.2 million was used to purchase premium licensed content including RMB15.0 million in connection with 2010 FIFA World Cup content. RMB27.6 million was used to purchase fixed assets, primarily equipment including servers, computer and other equipment. RMB5.8 million was used to purchase short-term investments, which consisted of time deposits with maturity terms of three months or more but less than one year. These amounts were partly offset by RMB84.2 million received upon maturity of short-term investments, which were time deposits with maturity terms of three months or more but less than one year.

Net cash used in investing activities was RMB107.5 million in 2009. RMB84.2 million was used to purchase short-term investments, which comprised time deposits with maturity terms of three months or more but less than one year. RMB24.7 million was used for the purchase of fixed assets, primarily equipment including servers, computers and other equipment. RMB9.9 million was used to purchase premium licensed content. These amounts were partly offset by RMB11.3 million received from the disposal of short-term investments.

Financing Activities

Net cash provided by financing activities amounted to RMB1,118.0 million (US$177.6 million) in 2011, primarily attributable to (i) proceeds of RMB961.4 million (US$152.7 million) from our initial public offering in August 2011, (ii) proceeds of RMB160.4 million (US$25.5 million) from exercise of warrants to purchase Series E preferred shares and (iii) RMB52.6 million (US$8.4 million) in short-term loans from commercial banks. These amounts were partially offset by RMB30.5 million (US$4.8 million) in repayment of short-term loans and RMB25.9 million (US$4.1 million) in expenses paid in connection with our initial public offering.

Net cash provided by financing activities amounted to RMB396.1 million in 2010, resulting from (i) proceeds received from the issuance of Series E preferred shares in the amount of RMB236.4 million, (ii) the issuance of a convertible loan in the amount of RMB102.4 million and (iii) short-term loans in the amount of RMB81.2 million. These amounts were offset by RMB20.0 million in repayment of short-term loans.

We did not conduct any material financing activities in 2009. As a result, we did not generate or use any cash from financing activities in 2009.

Capital Expenditures

We had capital expenditures of RMB24.7 million, RMB27.6 million and RMB477.0 million (US$75.8 million) for the years ended December 31, 2009, 2010 and 2011, respectively. Our capital expenditures were used primarily for (i) the purchase of computer hardware and equipment, including those purchased for building our CDN and (ii) the acquisition of premiem licensed content. We expect to incur capital expenditures of RMB470 million in 2012, which will be primarily used for content procurement and expansion of Internet bandwidth capacity. We also expect to incur additional costs in connection with our becoming a public company, including costs to prepare for our first Section 404 compliance testing and additional compliance costs associated with being a public company. We are not able to estimate with reasonable certainty these additional expenses, but expect the additional costs not to exceed US$1.0 million in 2012.

Inflation

In recent years, inflation has not materially affected our results of operations. According to the National Bureau of Statistics of China, the change in China’s Consumer Price Index was -0.7%, 3.3% and 5.4% in the years 2009, 2010 and 2011, respectively. If inflation rises, it may materially adversely affect our business.

C.	Research and Development, Patents and Licenses, etc.

Research and Development

We have a team of experienced engineers. They develop and implement technologies focusing on improving bandwidth efficiency, managing and filtering content, and improving user friendly functions such as search tools. Our development efforts also cover the enhancement of features and functionality of our website, CDN maintenance, infrastructure technologies, advertising management systems and user data analyses technologies to deliver a high quality user experience. See “Item 4B. Business Overview — Technology Platform.” Our technology development expenses, comprising primarily salaries and benefits for our engineers, were not material in 2009, 2010 and 2011.

Intellectual Property

We regard our trademarks, trade secrets, patents, copyrights and similar intellectual property as critical to our success, and rely on trademark, copyright and patent law, trade secret protection and confidentiality and/or license agreements with our employees, business partners and others to protect our proprietary rights. We own one utility model patent in China relating to a unique search engine system, and are in the process of applying for 34 additional patents to protect our core technologies with respect to online video distribution and search. We have registered 10 copyrights with respect to Internet related software. We believe “ ,” which is our company’s name “Tudou” in Chinese as well as its logo, is a well-recognized brand in China. We own 54 registered trademarks in China and are in the process of applying for 42 additional trademarks in China. In addition, we own 63 domain names as of the date of this annual report, including Tudou.com, which is our primary website.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for 2011 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2011:

	Payments due by Period
	Total		Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(RMB)	(US$)	(RMB)	(RMB)	(RMB)	(RMB)
Operating lease commitments	275,171.6	43,720.4	155,549.8	71,488.7	48,133.1	—

Critical Accounting Policies and Estimates

The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this annual report. When reviewing our financial statements, you should consider (i) our selection of critical accounting policies, (ii) judgment and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions.

Revenue Recognition

We derive revenues primarily from sales of online advertising services.

In accordance with ASC 605, we recognize revenues when the following criteria are met: persuasive evidence of an arrangement exists, the sales price is fixed or determinable, delivery has occurred and collectability is reasonably assured. Revenues are recorded net of business taxes and related surcharges.

Most of our advertising contracts are multiple element arrangements, including placements of different types of advertisements on our website that entitle us to bill and collect from our customers only after all of the elements of the arrangement have been delivered. There is generally no objective evidence available with respect to the fair values of the individual elements to be delivered. Revenue is recognized for these contracts upon completion.

On January 1, 2011, we adopted ASU No. 2009-13 Revenue Recognition — Multiple-Deliverable Revenue Arrangements (“ASU No.2009-13”) prospectively. ASU 2009-13 requires us to allocate multi-element revenue arrangement to each element using the relative selling price method according to the best estimated selling price for each element in a multi-element arrangement. As noted above, our entitlement to payment from customers is contingent upon the completion of the delivery of all elements within the multiple element revenue arrangements. As a result, we recognize the revenues upon completion of delivery of all the elements involved in the arrangements according to our contractual rights and obligations in the multiple element advertising contracts with the customers. The adoption of ASU No. 2009-13 did not impact our financial statements.

Certain multiple element customer contracts entered into in 2010 provided that each of the elements within the arrangement be delivered in uniform combination and allow us payment as the elements are delivered. Revenue was recognized based on the proportion of the obligation performed. Prior to 2010, we also entered into a small number of single element revenue arrangements with customers. The revenue was recognized either on a straight line basis over the contract period when the performance obligations were uniform over the contract period; or based on the proportion of the obligations performed when the performance obligations were based on the number of clicks.

As is customary in the advertising industry in China, we typically enter into advertising contracts with third-party advertising agencies. We offer agency fees to third-party advertising agencies that purchase our advertising services and recognize revenues net of these agency fees. The agency fees paid by us to advertising agencies are based on certain a percentage of revenue generated involving the advertising agencies and such percentage is agreed with the advertising agencies based on the different target revenue volumes. We record revenues on a net basis and the associated advertising agency fees are recorded as a reduction to revenue in our consolidated statement of operations over the period when the related revenue was recognized.

We also generate revenues from mobile video services primarily through an agreement with China Mobile. We provide video clips to China Mobile for its mobile phone users. Users pay a monthly subscription fee to China Mobile for access to the video channel or pay on a per-clip basis, and we share fees collected by China Mobile for such services. Revenues from mobile video services are recognized in the month in which the service is performed.

We receive monthly reports from China Mobile that provide details of the total revenues collected by China Mobile relating to the mobile video services and our share of such revenues. We also have access to a platform operated by China Mobile for its content partners where we can monitor on a real time basis when our content is being downloaded by mobile users. The information is then reconciled with the monthly report from China Mobile, any differences noted are adjusted at each month end. We have not noted any significant differences between the information from China Mobile’s platform and its monthly report.

The revenues recognized under this arrangement represent our share of the revenues to be received from the mobile network operator. We are not the primary obligor in this arrangement as we do not enter into contracts with end customers nor have price setting capabilities; rather we provide the content in accordance with China Mobile’s overall strategy and requirements.

We began providing mobile video services in April 2011 through two video channels on China Unicom’s wireless video platform and started generating revenues since October, 2011. We began providing mobile video services in January 2011 through China Telecom’s NETiTV platform and began generating revenues from this platform starting in October 2011. For the year ended December 31, 2011, revenues generated from the agreements with China Unicom and China Telecom were insignificant.

Starting in the third quarter of 2010, we also generate revenues by sub-licensing certain premium content that we license from third-party vendors. The exclusive licensing agreements we enter into with these third-party vendors have a definitive license period and include the right to sublicense certain premium content to other third parties. We then enter into a non-exclusive sub-license agreement with the sub-licensee for a period within the original license period of the exclusive licensing agreements. We receive a fixed amount of the sub-license fee upfront under the sub-licensing arrangements and did not have any future obligation once we provide the underlying tape/disk to the sub-licensee (which is provided at or before the beginning of the sub-license period). In accordance with ASC 926-605, Entertainment-Films, Revenue Recognition, we recognize the the sub-license fee as revenue only when all of the following criteria are met: persuasive evidence of a sub-licensing arrangement with a customer existes, the content is delivered or available for immediate and unconditional delivery, the sub-license period of the arrangement has begun and the customer can begin its exploitation, exhibition, or sale, the arrangement fee is fixed or determinable and collection of the arrangement fee is reasonably assured.

Consolidation

We assess the consolidation of VIEs under ASC 810, which provides guidance on the identification of and financial reporting for entities over which control is achieved through means other than voting interests, which requires certain VIEs to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. Through a series of contractual arrangements, we hold variable interests in the VIEs and are the primary beneficiary of the VIEs.

Share-based Compensation

Our share-based compensation plan is described in more detail under “Item 6B. Directors, Senior Management and Employees — Compensation of Directors and Executive Officers.” As of December 31, 2011, options to purchase 9,227,095 ordinary shares granted to our directors, officers and employees were outstanding.

We account for share options granted to employees under ASC 718, “Stock Compensation.” In accordance with ASC 718, we determine whether a share option should be classified and accounted for as a liability award or equity award. All grants of share-based awards to employees classified as equity awards are recognized in the financial statements based on their grant date fair values which are calculated using an option pricing model. All grants of share-based awards to employees and directors classified as equity awards are recognized in the financial statements based on their grant date fair values which are calculated using the Black-Scholes option pricing model.

All grants of share-based awards to employees and directors classified as liability awards are re-measured at the end of each reporting period with an adjustment for fair value recorded to the current period expense in order to properly reflect the cumulative expense based on the current fair value of the vested rewards over the vesting periods. The changes in the fair value of vested awards are recognized immediately as compensation cost.

Prior to our initial public offering, we accounted for our options granted to employees as liability awards as the exercise price was denominated in U.S. dollars while our functional currency is RMB and the underlying shares were not publicly traded. Subsequent to our initial public offering, we have accounted for our options granted to employees as equity awards as our shares are now publicly traded. In addition, the liability awards were reclassified to equity awards on the date of our initial public offering. The fair value of the liability awards outstanding was remeasured with the fair value of the share-based liabilities relating to the vested options reclassified to additional paid-in capital and the fair value of the unvested options to be recognized over the remaining requisite service period as compensation expenses.

We have elected to recognize compensation expenses on a straight-line basis over the requisite service period, which is generally the vesting period. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Share-based compensation expense was recorded net of estimated forfeitures such that expense was recorded only for those share-based awards that are expected to vest.

In 2009, certain employees leaving us applied to us to extend the exercise period of the vested options from 90 days after the termination date to the actual date of our initial public offering. We approved such applications and extended the exercise period of the vested options granted until the date of our initial public offering. In July 2010 we further extended the exercise period to 90 days after the completion of the registration of our share incentive plan with the SAFE after our initial public offering, because under the PRC law they could not legally exercise these options prior to the completion of such registration. Such extension was limited and was at our sole discretion and was considered based on the employment terms or contribution of the respective employees to us. Total incremental value arising from modification of the options amounted to RMB0.5 million. We recorded the incremental compensation cost of approximately RMB27,000 and approximately RMB0.1 million for 2009 and 2010, respectively, on the date the vested options are modified. We recorded no incremental compensation cost for 2011 as there was no option modification in 2011. The following table sets forth amounts of our share-based compensation expenses and their allocation to certain line items on our consolidated statements of operations for the periods indicated:

	For the Year Ended December 31,
	2009	2010	2011
	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
Share-based compensation expenses:
Cost of revenues	1,875.6	14,133.0	14,177.1	2,252.5
Sales and marketing expenses	3,491.8	31,025.3	39,474.8	6,271.9
General and administrative expenses	6,155.0	59,418.0	51,382.8	8,163.9

Total:	11,522.4	104,576.3	105,034.7	16,688.3

Fair value change in warrant liabilities

The fair value change in warrants from the date of issuance primarily resulted from the decrease in the expected terms of the warrants and the change in the fair value of the Series E preferred shares underlying such warrants or the expected price volatility of the Series E preferred shares as discussed below. Specially, the decrease in the fair value of the warrants issued in connection with the convertible loan in April 2010 from RMB11.0 million as of April 8, 2010 to RMB8.2 million as of June 30, 2010 mainly resulted from (i) the decrease in the expected terms of the warrants and (ii) the expected price volatility of our Series E preferred shares.

The decrease in the fair value of the warrants from RMB8.2 million as of June 30, 2010 to RMB7.9 million as of July 28, 2010 mainly resulted from the decrease in the expected terms of the warrants, partially offset by the increase in the fair value of the Series E preferred shares underlying the warrants. The decrease in the fair value of the warrants from RMB26.3 million as of July 28, 2010 to RMB12.5 million as of September 30, 2010 mainly resulted from the decrease in (i) the expected terms of the warrants and (ii) the fair value of the Series E preferred shares underlying the warrants. The increase in the fair value of the warrants from RMB12.5 million as of September 30, 2010 to RMB154 million as of December 31, 2010 mainly resulted from the increase in (i) the fair value of the Series E preferred shares underlying the warrants and (ii) the expected price volatility of the Series E preferred shares. The increase in the fair value of the warrants from RMB154 million as of December 31, 2010 to RMB268 million immediately prior to our initial public offering mainly resulted from the increase in the fair value of Series E preferred shares underlying the warrants.

Fair value change in the Series E preferred shares

In determining the fair value of the Series E preferred shares as of each valuation date, we applied a discounted cash flow analysis to determine its equity value and applied the option pricing method to allocate the equity value among our ordinary shares, preferred shares, stock options and warrants. In allocating the equity value among our ordinary shares, preferred shares, stock options and warrants, we considered initial public offering, redemption and liquidation scenarios and their respective dates and probabilities, based on management’s best estimates, to derive a probability-weighted equity allocation. We treated our ordinary shares and preferred shares as call options on their equity value, with exercise prices based on the redemption preference, liquidation preference and conversion threshold of the preferred shares.

The slight increase in fair value of the Series E Preferred Shares from US$2.69 as of April 15, 2010 to US$2.72 as of June 30, 2010 and US$2.74 as of July 28, 2010, and the slight fluctuation in fair value of ordinary shares from US$1.39 as of April 8, 2010 to US$1.40 as of June 30, 2010 and US$1.37 as of July 28, 2010 mainly resulted from a combination of our operating and financial results and a decrease in oridinary share price volatility.

The decrease in the fair value of Series E Preferred Shares from US$2.74 as of July 28, 2010 to US$2.48 as of September 30, 2010 mainly resulted from an increase in the probability of our initial public offering, or IPO, at the time of evaluation.

The increase in the fair value of the Series E Preferred Shares from US$2.48 as of September 30, 2010 to US$5.21 as of December 31, 2010 was in line with the increase in the fair value of the ordinary shares, and was primarily due to a combination of an upward revision to our revenue and net income forecast, a downward revision of the discount rate used for the valuation of our ordinary shares and the increased probability of our IPO.

The increase in the fair value of the Series E Preferred Shares from US$5.21 as of December 31, 2010 to US$7.25 immediately prior to our initial public offering was in line with the increase in the fair value of the ordinary shares, and was primarily due to improved prospects for our online advertising and mobile video businesses and a downward revision of the discount rate used for the valuation of our ordinary shares.

Income Taxes

Our current income taxes are based on income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for tax purposes, in accordance with the regulations of the relevant tax jurisdictions. We follow ASC 740, “Income Taxes,” and account for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for tax consequences attributable to differences between carrying amounts of existing assets and liabilities in financial statements, their respective tax basis, and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates to be applied to taxable income in the year in which those temporary differences are expected to be recovered or settled.

A valuation allowance is provided to reduce the carrying amount of deferred tax assets if it is considered more likely than not that some portion, or all, of the deferred tax assets will not be realized. Accordingly, we consider various tax planning strategies, forecasts of future taxable income and our most recent operating results in assessing the need for a valuation allowance. The effect on deferred tax assets and liabilities arising from changes in tax rates is recognized in statements of operations in the period of such change.

We had no material uncertain tax positions for the years 2009, 2010 and 2011 and we do not anticipate any significant increases or decreases to liability for unrecognized tax benefits within the next twelve months. For our subsidiary and VIEs, the years 2004 to 2011 remain subject to examination by the PRC tax authorities.

Impairment of Long-Lived Assets

We apply ASC 360-10-35, Property, Plant and Equipment, and review our long-lived assets, such as property and equipment and purchased intangible assets with finite lives, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, we measure impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows we expect to receive from use of the assets and their eventual disposition. If the sum of the estimated undiscounted future cash flow is less than the carrying value of the assets, we recognize an impairment loss equal to the excess of the carrying value over the fair value of the assets. When impairment is recognized, the adjusted carrying amount of the underlying property, plant and equipment becomes its new cost basis. The new cost basis is depreciated over the remaining useful life of the asset.

We use estimates and judgments in our impairment tests and if different estimates or judgments had been utilized, the timing or the amount of any impairment charges could be different. In calculating the future cash flows, certain assumptions are required to be made in respect of highly uncertain matters such as revenue growth rates and gross margin percentages. We recognized impairment charges of RMB2.4 million, zero and zero related to computer hardware and other equipment for the years ended December 31, 2009, 2010 and 2011.

Content Costs

Content costs primarily consist of amortization and write-down associated with premium licensed content and content produced in-house, advertisement production costs, and salaries and benefits for our content team. We incur content procurement costs primarily as a result of our obtaining copyright licenses for third-party content, such as TV series and movies, as well as producing in-house developed content.

Premium Licensed Content and Content Produced In-house

Apart from video content uploaded by users for which we do not need to pay, we license premium content from third party vendors and produce certain content in-house. As of December 31, 2011, the balance of premium licensed content and content produced in-house amounted to RMB 205.9 million (US$32.7 million) and RMB8.2 million (US$1.3 million), respectively.

The re-run of premium licensed content is amortized on a straight line basis over its licensing period. The new release of premium licensed content is amortized using a double declining balanced method, an accelerated depreciation method, over their respective licensing periods. The term of the licensing period is driven by various factors, such as the availability in the market, different terms set by the vendors, cost and types of content. The weighted average amortization period of the premium licensed content was 1.0 year, 2.0 years and 2.25 years during 2009, 2010 and 2011, respectively.

We began to purchase new releases of TV series starting from the third quarter of 2011. We monitor the number of video views of premium licensed content by category in order to estimate the net realizable value. The six categories we use are re-run of movies and TV series, new release of TV series, variety shows, music, animations and others.

As part of our procedures to monitor the number of video views of premium licensed content by category as noted above, we analyze the number of click views by sub-grouping content that was licensed within the same quarter in each of the six categories and tracking the number of video views for each of these categories over the licensing period. If the actual number of video views indicates a shorter amortization period or a clear pattern of usage that differs from the current amortization policy, we will then revise the amortization policy prospectively. These changes, if required in the future, could increase our amortization expenses and reduce our capitalized content balance.

We plan to implement a system that would allow the Company to capture the number of video views relating to each individual or block of content based on how they are licensed. With such a system in place, we could evaluate the amortization period and the method for each individual or block of content separately, which would give us a clearer view of the length of the amortization period and actual usage pattern.

We evaluate the net realizable value for recoverability of premium licensed content using the same categories as above. The premium licensed content is carried at the lower of unamortized cost or net realizable value pursuant to ASC 920-350-35-3. Under the net realizable value approach, we compare the unamortized cost of each group of premium licensed content to the expected net realizable value attributable to that category of content, which is the estimated future cash inflows related to the particular group of content less the direct costs to deliver the content at each quarter end. A write-down is recorded if the net realizable value is lower than the net carrying value. Once the write-down is recorded, it establishes a new cost basis and cannot be subsequently reversed.

When estimating the expected net realizable value of our content library, we look to existing and expected future advertising contracts, existing and estimated future direct cost and the operating plan in deriving cash inflows available to recover the cost of premium licensed content over the remaining licensing period. We also apply a discount rate to adjust cash flows beyond one year.

We estimate the future advertising revenue from the overall content library over the weighted average term of the premium licensed content because the weighted average term of the premium licensed content for each category is similar to the overall weighted average life of the overall content library.

We estimate near-term (meaning one to two quarters) advertising revenues based on secured advertising contracts, advertisers’ current budgets and possible advertising campaigns, and recurring advertising spending and media allocations through our discussions with advertisers and advertising agencies.

We project mid-term (meaning within one year but not near-term) advertising revenue based on estimated advertising budgets of advertisers and framework agreements entered into with advertising agencies for that period and update the estimates based on ongoing communication with the advertisers and advertising agencies.

For periods beyond one year, we estimate projected advertising revenues based on the budget for the current year obtained from advertising agencies and advertisers, and adjust it based on forecasted change for future years. When estimating advertising revenue, we take into account expected seasonal promotions for certain types of advertisers as well as expected price adjustments in the future. We have typically adjusted our pricing on a semi-annual basis, which has been incorporated into the estimates.

We closely monitor our relationships with advertising agencies and advertisers and have constant communication with them to obtain and update our understanding of these agencies and advertisers’ advertising budgets and the allocation of these budgets to various advertising channels, such as TV, Internet and newspapers. We use this information as the basis for our operational budget and forecast. Based on our historical experience, we believe this provides a reasonably reliable basis on which to estimate future advertising revenue.

The allocation of the estimated future net cash flow of the content library is based on the number of video views for each category of content as a percentage of the total number of video views for the entire content library. We believe the number of video views for each category of content is highly correlated to the future advertising cash flows to be generated by each content category because advertisers are attracted to our advertising services by the popularity of our website, which we believe is reasonably represented by the number of video views.

Because in the past we purchased a large portion of our licensed content in blocks, including movies and TV series, we are accumulating historical purchase information and will continue to collect and evaluate market information, including pricing information for individual TV series or movies if and when such information becomes available. With China’s domestic content market becoming more mature and more content producers and vendors entering this market in the future, we believe that we will have more transparent pricing information and market data when negotiating with content vendors, which we believe will help us better value individual content. Furthermore, as the market value for individual TV series and movies becomes available and licensed content blocks become less significant as we purchase less licensed content in blocks, we will separate the license costs for movies and TV series into separate categories in order to evaluate unamortized cost and net realizable value. In the event such a market does not materialize, we intend to allocate the cost of TV series and movie block purchases between TV series and movies based on the average historical cost paid for individual TV series and movies. We perform net realizable value analyses for each category on a quarterly basis. Based on our estimate, we anticipate that we will perform such disaggregation by the middle of 2012.

For the years ended December 31, 2009, 2010 and 2011, we recorded amortization expenses for premium licensed content of RMB8.0 million, RMB24.2 million and RMB97.5 million (US$15.5 million), respectively, amortization expense for content produced in-house of nil, RMB1.6 million and RMB7.3 million (US$1.2 million), respectively, and write-down for premium licensed content of RMB1.9 million, RMB10.7 million and zero, respectively, under our cost of revenues.

Recent Accounting Pronouncements

On May 12, 2011, the FASB issued ASU No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. The new guidance results in a consistent definition of fair value and common requirements for measurement of and disclosure about fair value between U.S. GAAP and IFRS. The new guidance changes some fair value measurement principles and disclosure requirements. The disclosure requirements have been enhanced, with certain exceptions for U.S. non-public companies. The most significant change will require entities, for their recurring Level 3 fair value measurements, to disclose quantitative information about unobservable inputs used, a description of the valuation processes used by the entity, and a qualitative discussion about the sensitivity of the measurements. New disclosures are required about the use of a nonfinancial asset measured or disclosed at fair value if its use differs from its highest and best use. In addition, entities must report the level in the fair value hierarchy of assets and liabilities not recorded at fair value but where fair value is disclosed. The amendments in this update are to be applied prospectively. For public entities, the amendments are effective during interim and annual periods beginning after December 15, 2011. For nonpublic entities, the amendments are effective for annual periods beginning after December 15, 2011. Early application by public entities is not permitted. Nonpublic entities may apply the amendments in this update early, but no earlier than for interim periods beginning after December 15, 2011. We do not expect the adoption of this update to materially impact our consolidated financial statements and disclosures.

In June 2011, FASB issued ASU No. 2011-05, “Comprehensive Income (Topic 220): Presentation of Comprehensive Income” (ASU 2011-05). This newly issued accounting standard (i) eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity, (ii) requires the consecutive presentation of the statement of net income and other comprehensive income and (iii) requires an entity to present reclassification adjustments on the face of the financial statements from other comprehensive income to net income. The amendments in this ASU do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income nor do the amendments affect how earnings per share is calculated or presented. In December 2011, the FASB issued ASU No. 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05, which defers the requirement within ASU 2011-05 to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. During the deferral, entities should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect prior to the issuance of ASU 2011-05. These ASUs are required to be applied retrospectively and are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. We do not expect the adoption of these standards to have a material impact on our financial position or results of operations.

G.	Safe Harbor

This annual report contains forward-looking statements that relate to our current expectations and views of future events. The forward-looking statements are contained principally in the sections entitled “Item 3. Key Information — D. Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospectus.” These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Item 3. Key Information — D. Risk Factors,” which may cause our actual results, performance or achievements to materially differ from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

•	the risks, challenges and uncertainties in the online video industry and for our business generally;

•	our beliefs regarding our strengths;

•	our beliefs, plans and intentions regarding our strategies;

•	our plans to launch and market new services;

•	our plans for strategic partnerships with other businesses;

•	our plans to diversify the sources of our revenues;

•	our ability to maintain strong working relationships with our professional content partners;

•	our expectations regarding demand for and acceptance of our services;

•	our ability to attract and retain users and advertisers;

•	our ability to retain key personnel and attract new talents;

•	changes in the online video and advertising industries in China, including changes in the online video, online advertising and mobile Internet policies and regulations of the PRC government;

•	technological changes affecting the online video, online advertising and mobile Internet industries;

•	competition in the PRC online video, online advertising and mobile Internet industries;

•	our ability to comply with all relevant laws and regulations;

•	our ability to obtain and maintain permits, licenses and registrations to carry on our business;

•	our future prospects, business development, results of operations and financial condition;

•	the outcome of ongoing or any future litigation or arbitration, including those relating to copyright or other intellectual property rights;

•	expected growth in the number of the Internet and broadband users in China; and

•	fluctuations in general economic and business conditions in China.

This annual report also contains market data related to the online video and advertising industries in China and projections that are based on a number of assumptions. The online video and advertising industries in China may not grow at the rates projected by the market data, or at all. The failure of the markets to grow at the projected rates may materially adversely affect our business and the market price of our ADSs. In addition, the rapidly changing nature of the online video and advertising industries in China subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report and the documents that we reference in this annual report and have filed as exhibits to the registration statement, of which this annual report is a part, completely and with the understanding that our actual future results may materially differ from what we expect.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors, director appointees and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Gary Wei Wang	38	Founder, Chairman and Chief Executive Officer
Suyang Zhang	53	Director
Hany Nada	43	Director
Sam Yung King Lai	39	Director
David M. Hand	38	Director
Seow Woon Kwong	50	Director
Ted Tak-Tai Lee	61	Independent Director
Conor Chia-hung Yang	49	Independent Director
Bin Yu	42	Chief Financial Officer

Mr. Gary Wei Wang is our founder, chairman and chief executive officer. Mr. Wang was designated as a director by our ordinary shareholders. Prior to founding us, Mr. Wang served as the corporate development director of Bertelsmann Group, an international media company, and also he served as the managing director of Bertelsmann Online China, a company operating the e-commerce businesses of Bertelsmann Group in China, from 2003 to 2005. From 1997 to 2001, Mr. Wang worked with Hughes Electronics, a provider of digital television entertainment, and satellite and wireless systems and services, with his last role as the business development manager. Mr. Wang received his MBA degree from INSEAD in 2002, his master’s degree in computer science from Johns Hopkins University in 1999, and his bachelor’s degree in international business from the College of Staten Island in 1995.

Mr. Suyang Zhang has served as our director since January 2006. Mr. Zhang has been the vice president of IDG Capital Investment Consultancy (Beijing) Co., Ltd., a venture capital services firm, since 2006, a member of the general partner of IDG Technology Venture Investment III, L.P. and its successor fund since 2005, and also a member of each general partner of IDG-Accel China Growth Funds since 2005. From 1995 to 2006, he served as the general manager of Shanghai Pacific Technology Venture Co., Ltd., a venture capital firm. He is an independent director of Ctrip.com International, Ltd., a China-based travel service provider for hotel accommodations, airline tickets and packaged tours listed on the NASDAQ Global Select Market, a director of China Kanghui Holdings, a China-based developer, manufacturer and marketer of orthopedic implants listed on the New York Stock Exchange, and a director of Andon Health Co., Ltd., a China-based medical devices manufacturing company listed on the Shenzhen Stock Exchange. He also serves on the boards of several privately held companies, including 5173.com Holdings Limited, China Medical and Education International Holding Co., Limited, Mass Broadcasting (Holdings) Ltd., Wuhan HC SemiTek Co., Ltd., Medsphere International Holdings, Inc., and Sundia Investment Group Ltd. Mr. Zhang obtained his EMBA degree from China Europe International Business School in China in 2000 and a bachelor’s degree in information engineering from Shanghai University of Science and Technology in 1982.

Mr. Hany Nada has served as our director since June 2010. Mr. Nada co-founded GGV Capital (formerly Granite Global Ventures) in 2000 and has served as a managing director since its inception and led the firm’s successful investments in a number of startup companies including athenahealth Inc, a NASDAQ-listed company based in the United States that provides online healthcare business services, Endeca Technologies Inc., a software company based in the United States that was acquired by Oracle Corporation, Glu Mobile Inc., a NASDAQ-listed mobile game company based in the United States, Kintana Inc., a software vendor of IT governance products based in the United States that was acquired by Mercury Interactive, Turbine Inc., a computer game developer based in the United States that was acquired by Time Warner Inc., and Xfire Inc., an online game developer based in the United States that was acquired by Viacom Inc.. Mr. Nada also serves on the boards of directors of Glu Mobile Inc., Vocera Communications, Inc., a US-based instant voice communication solutions provider, RootMusic, a music startup based in the United States that makes the popular application BandPage, which is currently the number one entertainment application on Facebook, and WildTangent, Inc., a US-based online game publisher. Prior to founding GGV Capital, he served as managing director and senior research analyst at Piper Jaffray & Co., specializing in Internet software and e-infrastructure. Mr. Nada received his Bachelor of Science degree in economics and his bachelor of arts degree in political science from the University of Minnesota in 1991. Mr. Sam Yung King Lai has served as our director since April 2008. Mr. Lai also served as our director from May 2006 to April 2007, our chief operating officer from July 2008 to October 2009 and our chief financial officer from October 2009 to December 2011. From April 2007 to June 2008, Mr. Lai served as the chief operating officer of PPG Direct Merchant, a China-based apparels direct merchant. Mr. Lai served as an investment professional in JAFCO Asia, a venture capital firm, from 2005 to 2007. From 2003 to 2004, Mr. Lai served as a vice president of Fulbond Holdings Limited Company, a company listed on the Hong Kong Stock Exchange then engaging in high-tech investments and other businesses. From 1995 to 1999, Mr. Lai served as a unit head of an IT subsidiary of Jardine Matheson Group, a conglomerate investing in various industries including engineering and construction, transport services, motor trading, property and retailing. Mr. Lai received his bachelor’s degree in computer and engineering with first-class honors from the University of Hong Kong in 1993 and his MBA degree from Sloan School of Management of Massachusetts Institute of Technology in 2003.

Mr. David M. Hand has served as our director since April 2008. Mr. Hand is a founder and managing partner of Crescent Point, a private equity investment firm dual-headquartered in Singapore and Shanghai with an investment focus in Asia. He also serves on the boards of several privately held companies, including Masterskill (Cayman) Limited, which through its subsidiaries operates tertiary level education facilities across Malaysia; BJB Career Education Company, Limited, which through its subsidiaries offers vocational IT education courses across China; China Fanwo Public Security Ltd., a Chinese security software and services provider; Shanghai Baozun e-Commerce Limited, China’s leading e-commerce solution provider; Agripower Australia Limited, a leading organic fertilizer producer; and XConnect Global Networks Limited, a London-based global voice over Internet protocol, or VoIP, services provider. Prior to founding Crescent Point, Mr. Hand worked at Morgan Stanley in New York and Singapore. Mr. Hand received his bachelor’s degree in economics from Yale University in 1996 and his MBA degree from the Harvard Business School in 2004.

Mr. Seow Woon Kwong has served as our director since October 2010. Since July 2011, Mr. Seow has been the chief executive officer and a director of MediaCorp Pte Ltd., a Singapore media company which he joined in 2000. Mr. Seow serves on the boards of several other companies, including Temasek Polytechnic and affiliated companies of MediaCorp Pte Ltd. Mr. Seow also serves on the board of governors of Temasek Polytechnic, a tertiary education institution based in Singapore, and on Singapore’s National Trust Council which aims to promote e commerce. Mr. Seow served as a news director and TV host in Television Corporation of Singapore, from 1994 to 1999. Mr. Seow was a business journalist and editor of The Straits Times from 1985 to 1993, during which he was attached to the Nihon Kezai Shimbun, a Japanese daily, in 1991. Mr. Seow received his bachelor’s degree in economics from Cambridge University, United Kingdom, in 1983.

Mr. Ted Tak-Tai Lee is our independent director. Mr. Lee is the managing director of T Plus Capital Ltd., a firm he founded in 2007 that provides strategic, financial and business development advisory services to accounting, financial valuation services and human capital firms in China. Since 2008, Mr. Lee also has been a senior advisor of Duff & Phelps, a global financial valuation firm. From 2007 to 2009, Mr. Lee served as an executive director of Prax Capital, a private equity firm specializing in China-focused investments. From 1976 to 2007, Mr. Lee worked at Deloitte in the U.S., Taiwan and China, with his last role as the managing partner in charge of global client services in China. Mr. Lee is currently an independent director and the audit committee chairman of three other publicly-held companies, namely Boshiwa International Holding Limited, a developer and retailer of children’s products in China, listed on the Hong Kong Stock Exchange; Daphne International Holdings Limited, a retailer of ladies’ shoes in China, listed on the Hong Kong Stock Exchange; and China Ming Yang Wind Power Group Limited, a wind turbine manufacturer in China, listed on the New York Stock Exchange. Mr. Lee is a California certified public accountant (currently inactive) and received his MBA degree from University of Southern California in 1979 and his bachelor’s degree in accounting from California State University, Fresno, in 1973.

Mr. Conor Chia-hung Yang is our independent director. Mr. Yang has served as the chief financial officer of Dangdang.com since March 2010. Prior to joining Dangdang.com, he was the chief financial officer of Airmedia Group, a NASDAQ-listed company, from March 2007 to March 2010 and the chief executive officer of Rock Mobile Corporation from 2004 to February 2007. From 1999 to 2004, Mr. Yang served as the chief financial officer of the Asia Pacific region for CellStar Asia Corporation. Mr. Yang was an executive director of Goldman Sachs (Asia) L.L.C. from 1997 to 1999 and the chief investment officer of Sherwood Inc. from 1996 to 1997. Prior to that, Mr. Yang was a vice president of Lehman Brothers Asia Limited from 1994 to 1996 and an associate at Morgan Stanley Asia Limited from 1992 to 1994. Mr. Yang currently serves as an independent director and the chairman of the audit committee of IFM Investments Limited, an NYSE-listed real estate services provider. Mr. Yang received his MBA degree from University of California, Los Angeles in 1992 and his bachelor’s degree in food science from Fu Jen University in Taiwan in 1985.

Ms. Bin Yu is our chief financial officer. Ms. Yu joined us as Vice President of Finance in July 2011. Before joining us, she served in KPMG’s audit practice in both China and the United States for over 11 years. During that time, Ms. Yu advised multinational and Chinese clients, including private companies and those listed on U.S. exchanges. Ms. Yu is a certified public accountant certified by the Accountancy Board of Ohio. She received her Master’s Degree in Accounting from the University of Toledo in 1999 and her bachelor’s degree in 1992 from Xi’an Foreign Language University.

B.	Compensation of Directors and Executive Officers

For the year ended December 31, 2011, we paid an aggregate of approximately RMB1.2 million (US$0.2 million) in cash to our executive officers, and we paid a total of US$50,000 to our independent directors. Our executive officers are not and will not be compensated, directly or indirectly, by any affiliated entity for services rendered to us, including our subsidiaries. For options granted to our executive officers and directors, see “— Share Incentive Plans.”

We have not set aside or accrued any amount of cash to provide pension, retirement or other similar benefits to our officers and directors. Our PRC subsidiary and VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her retirement benefit, medical insurance benefits, housing funds, unemployment and other statutory benefit.

Share Incentive Plans

In February 2006, we adopted a share incentive plan which was subsequently amended in 2008, 2010 and 2011, respectively. Our share incentive plan is intended to promote our success and to increase shareholder value by providing an additional means through the grant of awards to attract, motivate, retain and reward selected employees and other eligible persons. The aggregate number of shares which may be issued pursuant to all awards of options under our share incentive plan is 14,123,214 ordinary shares for 2011. For each of the subsequent four years, the aggregate number of shares which may be issued or transferred pursuant to the awards under our share incentive plan equals to the number of shares which may be issued as of the last day of the prior calendar year plus two percent (2%) of the Basic Share Number (as defined below) for the prior calendar year, provided, however, that no more than 5,000,000 shares may be issued upon the exercise of Incentive Options as defined in the plan. The Basic Share Number equals 96,037,898 for 2011, and for each of the subsequent four years, 102% of the Basic Share Number for the prior calendar year. As of December 31, 2011, the aggregate number of our ordinary shares underlying our outstanding options under our share incentive plan was 9,227,095.

Administration. Our share incentive plan is administered by our board of directors or by one or more committees of the board as appointed by the board. Our board of directors or its designated committee is authorized to interpret the plan, to prescribe, amend and rescind rules and regulations relating to the plan, and to make any other determinations necessary or desirable for the administration of the plan. Our board of directors or its designated committee will determine the optionee, number of shares subject to the option, duration of each option, restrictions applicable to the option, exercise price and other terms and conditions of each grant.

Optionee. The optionees in the plan will consist of such executives, key staff and directors of our company as our board of directors in its sole discretion from time to time designates within the limits of the plan.

Option Exercise. Each option granted under the plan will automatically expire on the fifth anniversary of the grant date. The exercise price of options will be paid by one or any combination of the following forms: (i) in cash, (ii) by check payable to the order of the company, or (iii) delivery of an irrevocable and unconditional undertaking, satisfactory in the form and substance to the company, by a creditworthy broker to deliver promptly to the company sufficient funds to pay the exercise price.

Share Option Agreement. Options granted pursuant to the plan are evidenced by a share option agreement in such form as the board of directors from time to time determines. Such stock option agreement sets forth the material terms and conditions for each grant.

Vesting Schedule. Options will vest as set forth in the share option agreement, provided that no portion of the options will vest after the optionee terminates employment with, or ceases to be a director, executive or key staff of us.

Change in Control. In the events of a transfer of more than 50% of the outstanding equity securities of our company by one or more shareholders, any sale of all or substantially all of our assets, or any merger or consolidation of our company as provided in the plan, (i) the remaining unvested shares subject to an option will become fully vested as of the date of such event if the plan is not continued or assumed upon such event or (ii) the remaining unvested shares will vest in accordance with the vesting schedule set forth in the share option agreement if the plan is continued or assumed following the effective date of such event.

Termination of Awards. If the optionee’s employment or service with us is terminated for cause as provided in the plan, the relevant option will expire as of such termination date and will no longer be exercisable as to any vested shares and unvested shares. In the event of such termination, the company may also exercise its right to repurchase all or any portion of the shares acquired and held by the optionee through exercising the option under the share option agreement at the fair market value as reasonably fixed and determined by the board of directors.

Amendment and Termination of Plan. Our company may amend the plan from time to time or terminate the plan at any time.

The table below sets forth, as of the date of this annual report, options that we granted to our directors and executive officers, and other individuals as a group under our share incentive plan:

Name	Ordinary Shares Underlying Outstanding Options(1)	Exercise Price (US$/Share)	Grant Date	Expiration Date
Gary Wei Wang	1,057,500	1.4	August 20, 2008	*
	500,000	3.8025	February 23, 2012	**
Other directors and executive officers as a group	528,750	1.4	August 15, 2008	*
	352,500	1.4	August 20, 2008	*
	392,300	2.7083	July 29, 2010	*
	12,000	4.956	January 26, 2011	**
	100,000	2.60	December 20, 2011	**
	12,000	2.77	January 3, 2012	**
	180,000	3.8025	February 23, 2012	**
Other individuals as a group	1,190,000	0.001	February 28, 2006	**
	355,000	0.1	June 6, 2006	**
	134,400	0.3	October 11, 2006	**
	179,200	0.3	March 20, 2007	*
	207,200	0.3	April 13, 2007	*
	28,800	1.4	July 27, 2007	*
	57,600	1.4	October 19, 2007	*
	61,000	0.3	January 25, 2008	*
	1,157,400	1.4	January 25, 2008	*
	394,000	1.4	April 29, 2008	*
	354,800	1.4	July 30, 2008	*
	390,400	1.4	October 30, 2008	*
	186,800	1.4	January 21, 2009	*
	30,400	1.4	April 22, 2009	*
	209,800	1.4	July 23, 2009	*
	281,600	1.4	October 29, 2009	*
	513,000	2.8	February 10, 2010	*
	309,200	2.8	May 12, 2010	*
	515,200	2.7	July 29, 2010	*
	1,743,300	4.956	January 26, 2011	**
	983,300	4.0875	October 13, 2011	**
	2,356,800	3.8025	February 23, 2012	**

(1)	Mr. Gary Wei Wang beneficially owns options to purchase our Class A ordinary shares upon exercise of such options. All other optionholders hold options to purchase our Class B ordinary shares upon exercise of their options.
*	Expiration date for the options is the fifth anniversary of the grant date of such options.
**	Expiration date for the options is the tenth anniversary of the grant date of such options.

C.	Board Practices

Board of Directors

Our board of directors consists of eight members. A director is not required to hold any shares in the company by way of qualification. A director may vote with respect to any contract or transaction in which he or she is materially interested provided the nature of the interest is disclosed prior to its consideration and any vote on such contract or transaction. The directors may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever outright or as security for any debt, liability or obligation of the company or of any third-party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of employment.

Committees of the Board of Directors

We have established three committees under the board of directors: the audit committee, the compensation committee and the corporate governance and nominating committee, and adopt a charter for each of the committees. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Ted Tak-Tai Lee, Conor Chia-hung Yang and Mr. Seow Woon Kwong. Ted Tak-Tai Lee and Conor Chia-hung Yang satisfy the “independence” requirements of Rule 5605 of the NASDAQ Stock Market Marketplace Rules and Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We plan to replace Mr. Seow with an additional independent director in compliance with the above independence requirements within one year from our initial public offering. Ted Tak-Tai Lee is the chair of the audit committee. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and the independent auditors;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	meeting separately and periodically with management and the independent auditors;

•	reporting regularly to the full board of directors; and

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time.

Compensation Committee

Our compensation committee consists of Hany Nada, Conor Chia-hung Yang and Ted Tak-Tai Lee. Ted Tak-Tai Lee and Conor Chia-hung Yang satisfy the “independence” requirements of Rule 5605 of the NASDAQ Stock Market Marketplace Rules. Hany Nada is the chair of the compensation committee. Our compensation committee assists the board of directors in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	annually reviewing our compensation philosophy;

•

annually reviewing and approving corporate goals and objectives relating to the compensation of the three most senior executive officers of the Company, or the Senior Executives, including the chief executive officer, evaluating the performance of the Senior Executives in light of those goals and objectives and determining and approving the compensation of the Senior Executives based on such evaluation;

•	reviewing and approving employment agreements and severance arrangements of the Senior Executives;

•	managing and periodically reviewing all annual bonus, long-term incentive compensation, stock option, employee pension and welfare benefit plans;

•	determining our policy with respect to change of control or parachute payments;

•	managing and reviewing executive officer and director indemnification and insurance matters; and

•	managing and reviewing any employee loans in an amount equal to or greater than US$60,000.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of Suyang Zhang, Conor Chia-hung Yang and Ted Tak-Tai Lee. Conor Chia-hung Yang and Ted Tak-Tai Lee satisfy the “independence” requirements of Rule 5605 of the NASDAQ Stock Market Marketplace Rules. Suyang Zhang is the chair of the corporate governance and nominating committee. The corporate governance and nominating committee assists our board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

•	identifying and recommending nominees for election or re-election to our board of directors, or for appointment to fill any vacancy;

•	reviewing annually with our board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

•	identifying and recommending to our board the directors to serve as members of committees;

•

advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association as may be amended from time to time.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board of directors. At each of our annual general meetings, each of our directors is subject to retirement but then is eligible for re-election as director at the same meeting. Subject to the foregoing, our directors will hold office until such time as they are removed from office by special resolution of the shareholders or they voluntarily resign from their office. A director will be removed from office automatically if, among other things, the director becomes bankrupt or makes any arrangement or composition with his creditors, or dies or is found to be or to have become of unsound mind or, without special leave of absence from our board, is absent from three consecutive meetings of our board and the board resolves that his office be vacated. We may appoint any person to be a director by ordinary resolution of shareholders of our company.

Employment Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a three-year period. We may terminate an executive officer’s employment at any time, without notice or remuneration, for certain acts of the officer, including a conviction of a criminal offense or gross neglect of duty which causes material losses to us.

Furthermore, an executive officer may terminate his or her employment at any time without cause upon advance notice to us. According to the PRC law and our employment agreements governed by the PRC law, we may terminate the employment with an employee by a 30 days’ written notice or upon payment of one month salary in lieu of such notice, if this employee suffers from an illness or has sustained an injury that is not work-related and is unable to resume his work, or is continuously incompetent for his job after training, or if there is a material change in the circumstances pursuant to which his employment agreement was entered into and the employee can neither perform his original contract nor reach an agreement on the amendment with us. Under such circumstances, such employee will be entitled to certain severance pay, which is up to one month salary for each year he has worked with us. Under PRC law, we cannot terminate the employment with an employee without cause.

Each executive officer has agreed to hold in strict confidence any confidential information of our company. Each executive officer has also agreed to disclose in confidence to us all designs or other work which he develops and assign all right, title and interest in them to us. In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions set forth in his agreement. We have agreed to pay each of our executives compensation which is up to one month salary for each year he has worked with us for his compliance with non-competition obligations during the specified period after the termination of his employment.

D.	Employees

We had 459, 612 and 1,070 employees as of December 31, 2009, 2010 and 2011, respectively. The following table sets forth the number of employees categorized by function as of December 31, 2011:

Function	Number of employees
Content Procurement, Production and Editing	184
Sales and Marketing	251
Technical Support	394
General and Administrative	218
Advertisement Design and Contract Execution	23

Total	1,070

As required by PRC regulations, we participate in employee benefit plans organized by municipal and provincial governments, including pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund plans. We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government. The total amount of contributions we made to employee benefit plans in 2009, 2010 and 2011 were RMB6.0 million, RMB11.0 million and RMB22.9 million (US$3.6 million), respectively.

Generally, we enter into a three-year standard employment contract with our officers and managers and a one-year standard employment contract with other employees. We also enter into confidentiality and non-compete agreements with our key employees that prohibit them from engaging in any activities that compete with our business during and for one or two years after their employment with us. It may be difficult or expensive for us to enforce these agreements. We have not experienced any material labor disputes or disputes with the labor department of the PRC government since our inception.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 15, 2012, by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

The total number of ordinary shares outstanding as of March 15, 2012 is 113,425,562, including ordinary shares represented by ADSs.

For each person and group included in the following table, percentage of beneficial ownership is calculated by dividing the number of shares beneficially owned by such person or group (which includes ordinary shares underlying share options held by such person or group that are exercisable within 60 days after March 15, 2012) by the sum of (i) the number of ordinary shares outstanding as of March 15, 2012 and (ii) the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after March 15, 2012.

	Ordinary Shares Beneficially Owned
	Number	%
Directors and Executive Officers:
Gary Wei Wang(1)	9,970,833	8.7
Suyang Zhang(2)	—	—
Hany Nada(3)	11,027,224	9.6
Sam Yung King Lai(4)	*	*
David M. Hand(5)	14,215,278	12.3
Seow Woon Kwong(6)	—	—
Ted Tak-Tai Lee(7)	*	*
Conor Chia-hung Yang(8)	—	—
Bin Yu(9)	*	*
All Directors and Executive Officers as a Group(10)	36,195,160	31.3

Principal Shareholders:
Crescent Peak, Ltd., Crescent P.E., Ltd. and Crescent Peak II Limited (11)	14,215,278	12.5
Sennett Investments (Mauritius) Pte Ltd (12)	19,384,853	17.1
First Easy Group Limited (13)	8,913,333	7.9
IDG Technology Venture Investment III, L.P. and IDG Technology Venture Investment IV, L.P. (14)	10,379,691	9.2
GGV II Delaware L.L.C.(15)	11,027,224	9.7
SINA Corporation(16)	10,270,280	9.1

*	Less than 1%
(1)	Represents 8,913,333 Class A ordinary shares held by First Easy Group Limited, a British Virgin Islands company ultimately owned by Mr. Wang’s family trust and 1,057,500 Class A ordinary shares issuable upon exercise of options within 60 days of March 31, 2012 beneficially owned by Mr. Wang. First Easy Group Limited is a wholly-owned subsidiary of Arrow Lane Limited, a Bahamas incorporated company, which is in turn wholly-owned by Credit Suisse Trust Limited, as trustee of the Arrow Lane Trust. The Arrow Lane Trust was established by Mr. Wang for the benefits of him and his designated family member. Mr. Wang is the sole director of First Easy Group Limited and, as such, exercises voting power on behalf of First Easy Group Limited on all matters of Tudou requiring shareholder approval. In accordance with the SEC rules, Mr. Wang may be deemed to have voting and investment power with respect to all of the shares of Tudou held by First Easy Group Limited. Mr. Wang’s ex-wife recently initiated a lawsuit with a local court in Shanghai against Mr. Wang, claiming for her share of community property during their marriage which may involve a claim for part of the above shares. This lawsuit was concluded through settlement directed by the court in June 2011 and pursuant to a court ruling, Mr. Wang is entitled to the equity interests in companies that are directly or indirectly held by Mr. Wang. In exchange, Mr. Wang has agreed to pay the plaintiff out of his personal assets a cash amount before June 2012, which he has paid, and an additional cash amount in the event of an initial public offering, merger, acquisition, reorganization or a similar transaction of our company within two years after such an event, an obligation which, according to Mr. Wang, he is willing and will be able to perform. However, if Mr. Wang fails to perform his obligations under the court ruling, Mr. Wang’s personal assets, including the equity interests in the companies, directly or indirectly held by him, may be subject to the court’s enforcement measures. In April 2011, First Easy Group Limited transferred 666,667 ordinary shares, representing less than 1% of our current outstanding shares on an as-converted basis, to an independent third party. These ordinary shares were redesignated as Class B ordinary shares immediately prior to the completion of our initial public offering. The address for Mr. Wang is Building No. 6, X2 Creative Park, 1238 Xietu Road, Xuhui District, Shanghai 200032, People’s Republic of China.
(2)	The address for Mr. Zhang is Suite 1105, An Tai Mansion, 107 Zun Yi Road, Shanghai, 200051, People’s Republic of China.
(3)	Represents 11,027,224 Class B ordinary held by GGV II Delaware L.L.C. Mr. Nada disclaims beneficial ownership with respect to the shares held by GGV II Delaware L.L.C. except to the extent of his pecuniary interest therein. The address for Mr. Nada is 2494 Sand Hill Road, Suite 100, Menlo Park, CA 94025.
(4)	Represents Class B ordinary shares issuable upon exercise of options within 60 days of March 31, 2012 beneficially owned by Mr. Lai. The address for Mr. Lai is Building No. 6, X2 Creative Park, 1238 Xietu Road, Xuhui District, Shanghai 200032, People’s Republic of China.
(5)	Represents 5,985,918 Class B ordinary shares held by Crescent Peak, Ltd., 5,460,095 Class B ordinary shares held by Crescent P.E., Ltd., and 1,846,177 Class B ordinary shares held by Crescent Peak II Limited, as well as 923,088 Class B ordinary shares held by Crescent Peak II Limited. The address for Mr. Hand is One Temasek Avenue, No. 20-01, Millenia Tower, Singapore 039192.
(6)	The business address for Mr. Seow is MediaCorp Pte Ltd., Caldecott Broadcast Center, Andrew Road, Singapore 299939.
(7)	The business address for Mr. Lee is Room 3303, No. 17, Lane 688 South Xi Zang Road, Shanghai 200011, Peoples’ Republic of China.
(8)	The business address for Mr. Yang is 4/F, Tower C, the 5th Square No. 7, Chaoyangmen North Avenue, Dongcheng District, Beijing 100010, People’s Republic of China.
(9)	The business address of Ms. Yu is Building No. 6, X2 Creative Park, 1238 Xietu Road, Xuhui District, Shanghai 200032, People’s Republic of China.

(10)	Represents Class A and Class B ordinary shares held by all of our directors and executive officers as a group and ordinary shares issuable upon exercise of options and warrants within 60 days of of March 31, 2012 held by all of our directors and executive officers as a group.
(11)	Represents 5,985,918 Class B ordinary shares held by Crescent Peak, Ltd., 5,460,095 Class B ordinary shares held by Crescent P.E., Ltd., and 2,769,265 Class B ordinary shares held by Crescent Peak II Limited. Each of Crescent Peak, Ltd., Crescent P.E., Ltd. and Crescent Peak II Limited is a limited liability company incorporated in the Cayman Islands. Crescent Point Management Ltd., which has the sole voting power and investment power over the shares held by Crescent Peak, Ltd., is ultimately controlled by David M. Hand and Sami A. Sindi. Crescent Point Investments Ltd., which has the sole voting power and investment power over the shares held by Crescent P.E., Ltd., is ultimately controlled by David M. Hand, Richard T. Scanlon and Sami A. Sindi. Crescent Peak II Limited is controlled, indirectly, by Crescent Peak II Investments Ltd., which in turn is controlled by David M. Hand and Richard T. Scanlon. The address for each of Crescent Peak, Ltd., Crescent P.E., Ltd. and Crescent Peak II Limited is One Temasek Avenue, No. 20-01, Millenia Tower, Singapore 039192.
(12)	Represents 19,384,853 Class B ordinary shares held by Sennett Investments (Mauritius) Pte Ltd, a private company limited by shares incorporated in Mauritius.Sennett Investments (Mauritius) Pte Ltd is wholly-owned by Dunearn Investments (Mauritius) Pte Ltd, which in turn is wholly-owned by Seletar Investments Pte Ltd. Seletar Investments Pte Ltd is wholly-owned by Temasek Capital (Private) Limited which in turn is wholly-owned by Temasek Holdings (Private) Limited. Temasek Holdings (Private) Limited is wholly-owned by the Government of Singapore through the Minister of Finance. Please see the Schedule 13G for the information relating to Sennett Investments (Mauritius) Pte Ltd and certain other reporting persons filed with the Securities and Exchange Commission on February 14, 2012. The registered office address for Sennett Investments (Mauritius) Pte Ltd is IMM, Les Cascades Building, Edith Cavell Street, Port Louis, Mauritius, and the mailing address is 60B Orchard Road, #06-18 Tower 2, the Atrium@Orchard, Singapore 238891.
(13)	Represents 8,913,333 Class A ordinary shares held by First Easy Group Limited, a British Virgin Islands company ultimately owned by Mr. Wang’s family trust. See note (1) to this table for details of Mr. Wang’s family trust. The address for First Easy Group Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
(14)	Represents 8,127,384 Class B ordinary shares held by IDG Technology Venture Investment III, L.P., a limited partnership incorporated under the laws of the State of Delaware, and 2,252,307 Class B ordinary shares held by IDG Technology Venture Investment IV, L.P., a limited partnership incorporated under the laws of the State of Delaware. The general partner of IDG Technology Venture Investment III, L.P. is IDG Technology Venture Investment III, LLC, which in turn is controlled by its managing members, Mr. Quan Zhou and Mr. Patrick J. McGovern. The general partner of IDG Technology Venture Investment IV, L.P. is IDG Technology Venture Investment IV, LLC, which in turn is controlled by its managing members, Mr. Quan Zhou and Mr. Patrick J. McGovern. Each of Mr. Zhou and Mr. McGovern disclaims beneficiary ownership with respect to the shares held by IDG Technology Venture Investment III, L.P. and IDG Technology Venture Investment IV, L.P. except to the extent of his pecuniary interest therein. The address for each of IDG Technology Venture Investment III, L.P. and IDG Technology Venture Investment IV, L.P. is Unit 1509, The Center, 99 Queen’s Road, Central, Hong Kong.
(15)	Represents 11,027,224 Class B ordinary shares held by GGV II Delaware L.L.C., a limited liability company incorporated under the laws of the State of Delaware. The two members of GGV II Delaware L.L.C. are GGV II Entrepreneurs Fund L.P. and Granite Global Ventures II L.P., both of which are limited partnerships incorporated under the laws of the State of Delaware. Granite Global Ventures II L.L.C., a Delaware limited liability company, is the sole general partner of each of GGV II Entrepreneurs Fund L.P. and Granite Global Ventures II L.P. Messrs. Ray A. Rothrock, Anthony Sun, Scott B. Bonham, Joel D. Kellman, Jixun Foo, Glenn Solomon, Hany M. Nada, Thomas, K. Ng, and Ms. Jenny Lee are members of the investment committee of Granite Global Ventures II L.L.C. Each member disclaims beneficial ownership with respect to the shares held by GGV II Delaware L.L.C. except to the extent of his pecuniary interest therein. Please see the Schedule 13G for the information relating to Granite Global Ventures II L.P., GGV II Entrepreneurs Fund L.P. and certain other reporting persons filed with Securities and Exchange Commission on February 13, 2012. The address for GGV II Delaware L.L.C. is 2494 Sand Hill Road, Suite 100, Menlo Park, CA 94025.
(16)	Represents 256,820 ADSs, representing 10,270,280 Class B ordinary shares held by SINA Corporation, a company organized under the laws of the Cayman Islands, a NASDAQ-listed company. Information is based on the Schedule 13D filed by SINA Corporation with the Securities and Exchange Commision on August 26, 2011. The principle executive address of SINA Corporation is 37F, Jin Mao Tower 88 Century Boulevard, Pudong, Shanghai 200121, China.

As of March 15, 2012, 48.3% of our outstanding ordinary shares are held by seven record holders in the United States, including 39,527,940 Class B ordinary shares held by The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to four votes per share, while holders of Class B ordinary shares are entitled to one vote per share. See “Item 3. Key Information — Risk Factors — Our dual-class ordinary share structure with different voting rights could discourage others from pursuing any change of control transactions that holders of our Class B ordinary shares and ADSs may view as beneficial.” We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

See “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B.	Related Party Transactions

Private Placements

In December 2005, StarCloud BVI issued 6,000,000 Series A preferred shares to IDG Technology Venture Investment III, L.P. for an aggregate consideration of US$0.5 million.

In May 2006, StarCloud BVI issued an aggregate of 11,333,340 Series B preferred shares for an aggregate consideration of US$8.5 million. The investors in this Series B preferred share private placement consisted of IDG Technology Venture Investment III, L.P., which purchased 2,000,000 shares, GGV II Delaware L.L.C., which purchased 4,666,670 shares, and Jafco Asia Technology Fund III, which purchased 4,666,670 shares.

In April 2007, StarCloud BVI issued an aggregate of 13,781,800 Series C preferred shares for an aggregate consideration of US$19 million. The investors in this Series C preferred share private placement consisted of General Catalyst Group IV, L.P., which purchased 4,239,660 shares, GC Entrepreneurs Fund IV, L.P., which purchased 112,490 shares, Capital Today Investment IV Limited, which purchased 4,352,150 shares, GGV II Delaware L.L.C., which purchased 1,088,040 shares, Jafco Asia Technology Fund III, which purchased 725,360 shares, IDG Technology Venture Investment III, L.P., which purchased 362,680 shares, KTB China Optimum Fund, which purchased 2,176,060 shares, and CA-JAIC China Internet Fund, which purchased 725,360 shares.

In April and June 2008, StarCloud BVI issued an aggregate of 21,671,117 Series D preferred shares for an aggregate consideration of US$56.8 million. The investors in this Series D preferred share private placement consisted of Crescent Peak Limited, which purchased 11,446,013 shares, Venrock Associates V, L.P., which purchased 3,442,579 shares, Venrock Partners V, L.P., which purchased 291,873 shares, Venrock Entrepreneurs Fund V, L.P., which purchased 80,885 shares, GGV II Delaware L.L.C., which purchased 3,052,271 shares, General Catalyst Group IV, L.P., which purchased 1,858,361 shares, GC Entrepreneurs Fund IV, L.P., which purchased 49,307 shares, IDG Technology Venture Investment IV, L.P., which purchased 1,144,601 shares, and CA-JAIC China Internet Fund, which purchased 305,227 shares.

In March 2010, certain shareholders of StarCloud BVI or their affiliates, namely, Crescent Peak II Limited, GC Entrepreneurs Fund IV, L.P., General Catalyst Group IV, L.P., GGV II Delaware L.L.C., IDG Technology Venture Investment IV, L.P., Venrock Associates V, L.P., Venrock Partners V, L.P. and Venrock Entrepreneurs Fund V, L.P. lent a convertible loan in the aggregate amount of US$15 million to StarCloud BVI pursuant to a Senior Convertible Loan Agreement by and among StarCloud BVI and these lenders. Subject to the terms and conditions provided in this convertible loan agreement, the lenders may, at their sole discretion, convert the outstanding amount of the loan into certain number of Series D or Series E preferred shares of StarCloud BVI. In relation to the convertible loan and the Series E preferred shares private placement, StarCloud BVI issued certain warrants to the above lenders and Sennett Investments (Mauritius) Pte Ltd. to purchase Series D or Series E preferred shares of StarCloud BVI. These warrants were fully exercised immediately prior to the completion of our initial public offering.

In July 2010, StarCloud BVI issued an aggregate of 18,461,767 Series E preferred shares and warrants to purchase 6,461,614 Series E preferred shares for the conversion of the convertible loan described above and an additional consideration of US$35 million. The above convertible loan agreement was terminated upon the completion of the Series E preferred shares private placement. The investors in this Series E preferred share private placement consisted of Crescent Peak II Limited, which purchased 1,846,177 shares, Venrock Associates V, L.P., which purchased 266,529 shares, Venrock Partners V, L.P., which purchased 22,597 shares, Venrock Entrepreneurs Fund V, L.P., which purchased 6,262 shares, GGV II Delaware L.L.C., which purchased 1,846,177 shares, General Catalyst Group IV, L.P., which purchased 791,322 shares, GC Entrepreneurs Fund IV, L.P., which purchased 20,996 shares, IDG Technology Venture Investment IV, L.P., which purchased 738,471 shares, and Sennett Investments (Mauritius) Pte Ltd., which purchased 12,923,236 shares.

The above preferred shares were automatically converted into our ordinary shares upon the completion of our initial public offering.

Shareholders’ Agreement

In connection with our Series E preferred shares private placement in July 2010, we and our shareholders entered into an amended and restated shareholders’ agreement, under which our preferred shareholders and the holders of ordinary shares converted from our preferred shares, among other things, are, within five years from our initial public offering, entitled to certain registration rights, including demand registration, piggyback registration and Form S-3/F-3 regsitration.

Contractual Arrangements

As to our contractual arrangements with Quan Toodou, Shanghai Suzao, Chengdu Gaishi, and their respective shareholders, please see “Item 4. Information on the Company — C. Organizational Structure” for a description of these contractual arrangements.

As part of our contractual arrangements with Quan Toodou and one of its shareholders, Mr. Gary Wei Wang, our founder, chairman and chief executive officer, we extended interest-free loans to Mr. Wang, who used these loans to make contribution to the registered capital of Quan Toodou. As of December 31, 2009, 2010 and 2011, the outstanding loans to Mr. Wang totaled RMB28.5 million, RMB47.5 million and RMB47.5 million (US$7.3 million), respectively. The largest aggregate amount of the outstanding loans to Mr. Wang during the period covered was RMB47.5 million (US$7.3 million). As of the date of this annual report, the outstanding loans to Mr. Wang totaled RMB47.5 million (US$7.3 million).

Transactions with Certain Officers, Shareholders and Affiliates and Key Management Personnel

We are in the process of entering into a cooperation agreement with an affiliate of SINA Corporation, one of our principal shareholders to establish an enhanced video sharing platform with Sina Weibo, one of the largest micro-blogging social networking sites in China operated by SINA Corporation.

Employment Agreement

See “Item 6. Directors, Senior Management and Employees — C. Board Practice — Employment Agreement”

Share Incentives

See “Item 6. Directors, Senior Management and Employees — B. Compensation of Directors and Executive Officers — Share Incentive Plan.”

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business, including actions with respect to intellectual property claims, breach of contract claims, labor and employment claims and other matters. We were subject to a total of 119, 201 and 332 lawsuits in China for alleged copyright infringement in 2009, 2010 and 2011, respectively. The lawsuits relate primarily to our alleged intellectual property infringement of third party copyrights. Internet media companies are frequently involved in litigation based on allegations of infringement or other violations of intellectual property rights. See “Item 3.D Risk Factors — Risks Relating to Our Business and Our Industry — We have been and expect we will continue to be exposed to intellectual property infringement and other claims, including claims based on content posted on our website, which claims could be time-consuming and costly to defend and may result in substantial damage awards and/or court orders that may prevent us from continuing to provide certain of our existing services.” Although such proceedings are inherently uncertain and their results cannot be predicted with certainty, we believe that the resolution of our current pending matters will not have a material adverse effect on our business, consolidated financial position, results of operations or cash flow. Regardless of the outcome, litigation can have an adverse impact on us because of defense costs, diversion of management resources and other factors. In addition, it is possible that an unfavorable resolution of one or more such proceedings, whether in the PRC or another jurisdiction, could in the future materially adversely affect our financial position, results of operations or cash flows in a particular period.

Dividend Policy

Our board of directors has complete discretion over whether to pay dividends on our ordinary shares. If our board of directors decides to pay dividends on our ordinary shares, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

We have never declared or paid any other dividends since our incorporation, nor do we have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. If we pay any dividends, the depositary will pay our ADS holders the dividends it receives on our ordinary shares, after deducting its fees and expenses as provided in the deposit agreement. See “Item 12 Desciprtion of Securities Other Than Equity Securities — D. American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

We are a holding company incorporated in the Cayman Islands. In order for us to distribute any dividends to our shareholders and ADS holders, we will rely on dividends distributed by our PRC subsidiaries. Certain payments from our PRC subsidiaries to us are subject to PRC taxes, such as withholding income tax. In addition, regulations in the PRC permit payment of dividends of a PRC company only out of accumulated profits as determined in accordance with its articles of association and the accounting standards and regulations in China. Each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profit based on PRC accounting standards every year to a statutory common reserve fund until the aggregate amount of such reserve fund reaches 50% of the registered capital of such subsidiary. Such statutory reserves are not distributable as loans, advances or cash dividends. Also, our PRC subsidiaries may set aside a portion of its after-tax profits to staff welfare and bonus funds, which allocated portion may not be distributed as cash dividends. The amount to be provided is discretionary and is determined by each such subsidiary’s ultimate decision-making body each calendar year. Instruments governing debt incurred by our PRC subsidiaries may also restrict their ability to pay dividends or make other distributions to us. See “Item 3.D Risk Factors — Risks Relating to Doing Business in China — We rely on dividends paid by our subsidiaries for our cash needs, and any limitation on the ability of our subsidiaries to make payments to us could materially adversely affect our ability to conduct our business.”

B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Our ADSs, each representing four Class B ordinary shares of par value US$0.0001 per share, have been listed on the NASDAQ Global Market since August 16, 2011 under the ticker symbol “TUDO.”

The following table provides the high and low trading prices for our ADSs on the NASDAQ for the periods shown.

	Sales Price
	High	Low
Annual Highs and Lows
Fiscal Year ended December 31, 2011 (from August 16, 2011)	27.91	9.54

Quarterly Highs and Lows
Third Quarter ended September 31, 2011 (from August 16, 2011)	27.91	13.19
Fourth Quarter ended December 31, 2011	17.39	9.54

Monthly Highs and Lows
September 2011	26.19	13.19
October 2011	17.39	11.32
November 2011	15.99	11.20
December 2011	13.50	9.54
January 2012	14.20	9.50
February 2012	19.20	13.15
March 2012 (through March 28, 2012)	44.88	11.45

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, each representing four Class B ordinary shares, has been listed on the NASDAQ Global Market since August 16, 2011. Our ADSs are traded under the symbol “TUDO.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association and the Companies Law of the Cayman Islands. We incorporate by reference into this annual report the description of our amended and restated memorandum and articles of association filed as Exhibit 3.2 to our F-1 registration statement (File No. 333-170485) initially filed with the SEC on November 9, 2010.

C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report on Form 20-F.

D.	Exchange Controls

See “Item 4. Information on the Company — B. Business Overview — Regulation Related to Our Business — Regulation on Foreign Currency Exchange” and “— Regulation on Dividend Distribution.”

E.	Taxation

The following are the material Cayman Islands, People’s Republic of China and United States federal income tax consequences of an investment in our ADSs or ordinary shares. This summary is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change or different interpretations, possibly with retroactive effect. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under U.S. state, local and other tax laws, or tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States.

Cayman Islands Taxation

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. No Cayman Islands stamp duty will be payable unless an instrument is executed in, brought to, or produced before a court of the Cayman Islands. The Cayman Islands are not parties to any double tax treaties that are applicable to any payment made to or by our Company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People’s Republic of China Taxation

Prior to January 1, 2008, foreign-invested enterprises established in the PRC were generally subject to a 30% national and 3% local enterprise income tax rate. Various preferential tax treatments promulgated by national tax authorities were available to these foreign-invested enterprises or enterprises located in certain areas of China. In addition, some local tax authorities allowed certain enterprises registered in their tax jurisdiction to enjoy lower preferential tax treatment. Under relevant local tax preferential treatments, our subsidiary and VIEs that are registered in the Pudong New District of Shanghai were subject to a 15% preferential income tax rate in 2007. Prior to August 2007, Quan Toodou was considered a small business, and subject to an effective income tax rate of 2.3% of its revenues.

The new EIT Law in the PRC was enacted in March 2007 and became effective on January 1, 2008. The new EIT Law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises. However, the new EIT Law also permits certain enterprises to continue to enjoy preferential tax treatment, adjusted by certain transitional phase-out rules, under which enterprises that were subject to an enterprise income tax rate lower than 25% prior to January 1, 2008, may continue to enjoy the lower rate and gradually transition to the new tax rate within a maximum of five years after the effective date of the new EIT Law. In addition, under the phase-out rules, enterprises established before March 16, 2007 and which were granted tax holidays under the then effective tax laws or regulations may continue to enjoy tax holidays until expiration of their tax holidays. Dividends paid by our PRC subsidiaries out of the profits earned after December 31, 2007 to their immediate holding company out of China would be subject to PRC withholding tax at 10%, if such immediate holding company is considered a “non-resident enterprise” under the new EIT Law, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty or arrangement with China that provides for a reduced rate of withholding tax. Pursuant to the double taxation avoidance arrangement between the PRC and Hong Kong and subject to the approval of the local tax authorities, dividends paid by Reshuffle Technology to Star Manor may be subject to PRC withholding tax at the preferential rate of 5% as long as Star Manor is demonstrated to be a Hong Kong resident enterprise under the EIT Law and directly holds 25% or more equity interest in Reshuffle Technology. However, if the PRC tax authorities would not consider Star Manor as the beneficial owner of any dividends paid from Reshuffle Technology based on the “substance over form” principle under applicable tax rules and thus deny the claim for the preferential withholding tax rate, dividends from Reshuffle Technology to Star Manor would be subject to PRC withholding tax at a rate of 10% instead of 5%.

Under the new EIT Law, enterprises that are established under the laws of foreign countries or regions and whose “de facto management bodies” are located within the PRC territory may be deemed by the PRC tax authorities as PRC tax resident enterprises, and will be subject to the PRC enterprise income tax at the rate of 25% on their worldwide income. Under the detailed implementation rules of the new EIT Law, “de facto management bodies” are defined as the bodies that have material and overall management and control over the business, personnel, accounts and assets of the enterprise. In addition, the State Administration for Taxation issued the SAT Circular 82 on April 22, 2009. SAT Circular 82 clarifies that dividends and other income paid by resident enterprises to shareholders that are non-PRC resident enterprises will be considered to be PRC source income, and subject to PRC withholding tax, currently at a rate of 10% unless otherwise reduced by relevant tax treaties. SAT Circular 82 also subjects such PRC resident enterprises to various reporting requirements with the PRC tax authorities. In addition, SAT Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled overseas-incorporated enterprise is located in China.

However, as SAT Circular 82 only applies to PRC enterprises established outside of China that are controlled by PRC enterprises or groups of PRC enterprises, it remains unclear how the tax authorities will determine the location of “de facto management bodies” for overseas incorporated enterprises with indirect shareholders being individual PRC residents, including our company . Although substantially all of our operational management is based in the PRC, it is unclear whether PRC tax authorities would require (or permit) us to be treated as a PRC resident enterprise. As a result, we are uncertain as to whether we will be subject to the tax applicable to resident enterprises or non-resident enterprises under the new EIT Law. If we are considered to be PRC resident enterprises, we would be subject to the PRC enterprise income tax at the rate of 25% on our worldwide income. In such cases, however, there is no guarantee that the preferential treatments to PRC tax residents will automatically apply to us, such as the withholding tax exemption on dividends between qualified PRC resident companies.

We were subject to business tax of 5.0% on our online advertising services for the three years ended December 31, 2011. We were subject to 4.5%, 4.5% and 3.5% cultural surcharges on our online advertising services for 2009, 2010 and 2011, respectively. We were subject to a turnover tax at a rate of 3.0%, 3.0% and 3.5% on our mobile video services in 2009, 2010 and 2011, respectively.

The PRC government recently adopted a PRC tax pilot program, which is initially being implemented in Shanghai and may be extended to other cities in the future. On November 16, 2011, the Ministry of Finance and the State Administration of Taxation jointly issued the Circular on the Pilot Program for the Collection of Value Added Tax in Lieu of Business Tax, or Circular 110, and the Circular on the Pilot Program for the Collection of Value Added Tax in Lieu of Business Tax in the Transportation and Certain Modern Service Sectors in Shanghai, or Circular 111. These circulars became effective on January 1, 2012. Pursuant to Circular 110 and Circular 111, starting from January 1, 2012, companies which are classified by Shanghai’s local tax authorities as being engaged in certain services, including transportation services, research and development services, information technology services and advertising services, are required to pay VAT at a rate ranging from 6% to 17% in lieu of business tax. As of December 31, 2011, Quan Toodou was subject to VAT payable in an amount of RMB8.3 million (US$1.3 million) because it did not issued VAT tax invoices in 2011 to its customers for revenues generated from online advertising services amounting to RMB143 million (US$ 22.7 million), which was subject to a 6% VAT in lieu of business tax, and because it issued VAT tax invoices with respect to such reveneus in 2012.

United States Federal Income Taxation

The following discussion describes certain U.S. federal income tax consequences to U.S. Holders (as defined below) under present law of an investment in the ADSs or the Class B ordinary shares to which such ADSs relate. This discussion applies only to U.S. Holders that hold the ADSs or such ordinary shares as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States in effect as of the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;

•	financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	traders that elect to mark to market;

•	U.S. expatriates;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding an ADS or ordinary shares as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock;

•	persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation; and

•	partnerships or pass-through entities, or persons holding ADSs or ordinary shares through such entities.

INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, NON-U.S. AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs OR ORDINARY SHARES.

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are the beneficial owner of ADSs or ordinary shares and you are, for U.S. federal income tax purposes,

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any State thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

The discussion below assumes the representations contained in the deposit agreement are true and the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. If you hold ADSs, you should be treated as the holder of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes.

The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the beneficial ownership of the underlying security (for example, pre-releasing ADSs to persons that do not have the beneficial ownership of the securities underlying the ADSs). Accordingly, the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, including individuals U.S. Holders (as discussed below), could be affected by actions taken by intermediaries in the chain of ownership between the holders of ADSs and our company if as a result of such actions the holders of ADSs are not properly treated as beneficial owners of underlying ordinary shares.

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to the PFIC rules discussed below, the gross amount of any distributions we make to you with respect to the ADSs or ordinary shares generally will be includible in your gross income as dividend income on the date of receipt of the distribution by the depositary (if you hold ADSs) or by you (if you hold ordinary shares), but only to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations. To the extent the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess amount will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and then, to the extent such excess amount exceeds your tax basis in your ADSs or ordinary shares, as capital gain. We currently do not, and we do not intend to, calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will generally be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2013, dividends may be taxed at the lower capital gains rate applicable to “qualified dividend income,” provided that (1) either (a) the ADSs or ordinary shares, as applicable, are readily tradable on an established securities market in the United States or (b) we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are neither a passive foreign investment company nor treated as such with respect to you (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, ADSs will be considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on NASDAQ, as are our ADSs. However, based on existing guidance, it is not entirely clear whether dividends you receive with respect to the ordinary shares will be taxed as qualified dividend income, because the ordinary shares are not themselves listed on a U.S. exchange. If we are treated as a “resident enterprise” for PRC tax purposes under the EIT Law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for dividends paid with respect to our ADSs or ordinary shares.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ADSs or ordinary shares will generally constitute “passive category income.”

If PRC withholding taxes apply to dividends paid to you with respect to our ADSs or ordinary shares, the amount of the dividend would include the withheld PRC taxes and, subject to certain conditions and limitations, such PRC withholding taxes may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. The rules relating to the determination of the foreign tax credit are complex and you should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances, including the effects of any applicable income tax treaties.

Taxation of Disposition of ADSs or Ordinary Shares

Subject to the PFIC rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized for the ADS or ordinary share and your tax basis in the ADS or ordinary share. The gain or loss generally will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, that has held the ADS or ordinary share for more than one year, you may be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any gain or loss you recognize on a disposition of ADSs or ordinary shares will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes. However, if we are treated as a “resident enterprise” for PRC tax purposes, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. In such event, if PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income. You should consult your tax advisors regarding the proper treatment of gain or loss in your particular circumstances, including the effects of any applicable income tax treaties.

Passive Foreign Investment Company

Based on the market price of our ADSs, the value of our assets and the composition of our income and assets, we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2011.However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the U.S. Internal Revenue Service will not take a contrary position. A non-U.S. corporation will be a PFIC for U.S. federal income tax purposes for any taxable year if either:

•	at least 75% of its gross income for such year is passive income; or

•

at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income.

For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock. While it is not clear, we believe the contractual arrangements between us and our affiliated entities should be treated as ownership of stock for purposes of applying these rules.

A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs and ordinary shares, fluctuations in the market price of the ADSs and ordinary shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, we generally will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold ADSs or ordinary shares, unless we cease to be a PFIC and you make a “deemed sale” election with respect to the ADSs or ordinary shares. If such election is made, you will be deemed to have sold ADSs or ordinary shares you hold at their fair market value on the last day of the last taxable year in which we qualified as a PFIC and any gain from such deemed sale would be subject to the consequences described in the following two paragraphs. Your adjusted basis in the ADSs or ordinary shares would be increased by the gain recognized, and a new holding period would begin for the ADSs or ordinary shares for purposes of the PFIC rules. You would not recognize any loss incurred on the deemed sale, and such a loss would not result in a reduction in basis in the ADSs or ordinary shares. After the deemed sale election, your ADSs or ordinary shares with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.

For each taxable year we are treated as a PFIC with respect to you, you will be subject to special tax rules with respect to any “excess distribution” you receive and any gain you recognize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or recognized gain will be allocated ratably over your holding period for the ADSs or ordinary shares;

•	the amount allocated to the current taxable year, and any taxable years in your holding period prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and

•

the amount allocated to each other taxable year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to taxable years prior to the year of disposition or excess distribution cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale or other disposition of the ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets.

If we are treated as a PFIC with respect to you for any taxable year, to the extent any of our subsidiaries are also PFICs or we make direct or indirect equity investments in other entities that are PFICs, you may be deemed to own shares in such lower-tier PFICs that are directly or indirectly owned by us in that proportion which the value of the ADSs or ordinary shares you own bears to the value of all of our ADSs or ordinary shares, and you may be subject to the adverse tax consequences described in the preceding two paragraphs with respect to the shares of such lower-tier PFICs that you would be deemed to own. You should consult your tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the PFIC rules described above regarding excess distributions and recognized gains. If you make a mark-to-market election for the ADSs or ordinary shares, you will include in income for each year that we are a PFIC an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You will be allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or other disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. With respect to distributions, if you make a mark-to-market election, you will not be subject to the “excess distribution” regime described above, but the lower capital gains rate applicable to qualified dividend income (discussed above under “—Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares)” would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. Our ADSs are listed on NASDAQ, which is a qualified exchange or other market for these purposes. Consequently, if the ADSs continue to be listed on NASDAQ and are regularly traded, and you are a holder of ADSs, we expect the mark-to-market election would be available to you if we were to become a PFIC. Because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs that we own, a U.S. Holder may continue to be subject to the PFIC rules with respect to its indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. You should consult your tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

Alternatively, if a non-U.S. corporation is a PFIC, a holder of shares in that corporation may avoid taxation under the PFIC rules described above regarding excess distributions and recognized gains by making a “qualified electing fund” election to include in income its share of the corporation’s income on a current basis. However, you may make a qualified electing fund election with respect to your ADSs or ordinary shares only if we agree to furnish you annually with certain tax information, and we currently do not intend to prepare or provide such information.

Unless otherwise provided by the U.S. Treasury, each U.S. Holder of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require. If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

You are strongly urged to consult your tax advisor regarding the application of the PFIC rules to your investment in ADSs or ordinary shares.

Information Reporting and Backup Withholding

Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder that furnishes a correct taxpayer identification number and makes any other required certification or that is otherwise exempt from backup withholding. U.S. Holders that are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information in a timely manner.

Additional reporting requirements

Certain U.S. Holders who are individuals are required to report information relating to an interest in our ADSs or ordinary shares, subject to certain exceptions (including an exception for ADSs or ordinary shares held in accounts maintained by certain financial institutions). U.S. Holders should consult their tax advisors regarding the effect, if any, of these rules on their ownership and disposition of the ADSs and ordinary shares.

F.	Dividends and Paying Agents

Not Applicable.

G.	Statement by Experts

Not Applicable.

H.	Documents on Display

We previously filed with the SEC our registration statement on Form F-1 (Registration Number 333-170485), as amended and prospectus under the Securities Act of 1933, with respect to our ordinary shares represented by the ADSs. We also filed with the SEC a related registration statement on Form F-6 (Registration Number 333-170497) with respect to the ADSs. We have also filed with the SEC a registration statement on Fomr S-8 (Registration Number 333-178430) with respect to our securities to be issued under our 2010 Share Incentive Plan.

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with the SEC. All documents filed by us with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We intend to furnish The Bank of New York Mellon, the depositary of our ADSs, with all notices of shareholders’ meeting and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our written request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

In accordance with Rule 5250(d) of the NASDAQ Listing Rules, we will post this annual report on Form 20-F on our website at http://ir.tudou.com/annuals.cfm. In addition, we will provide hard copies of our annual report free of charge to shareholders and ADS holders upon request.

I.	Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company — C. Organizational Structure,” as well as Exhibit 8.1 filed herewith.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Our revenues and purchases are generally denominated in Renminbi. Our assets and liabilities are also denominated in Renminbi, except for cash held in other currencies, which included US$19.0 million as of December 31, 2011. As a result, fluctuations in the exchange rates between the U.S. dollar and these other currencies and Renminbi will affect our results of operations and financial condition. Such fluctuations will also affect us with respect to the translation of the net proceeds that we will receive from our initial public offering into Renminbi. The Renminbi’s exchange rate with the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under this policy, the Renminbi was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For almost two years after reaching a high against the U.S. dollar in July 2008, the Renminbi traded within a narrow band against the U.S. dollar, remaining within 1% of its July 2008 high. As a consequence, the Renminbi fluctuated sharply since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. In June 2010, the PRC government announced that it would increase the Renminbi exchange rate flexibility and since that time the Renminbi has gradually appreciated against the U.S. dollar. However, it remains unclear how this flexibility might be implemented. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in greater fluctuation of the Renminbi against the U.S. dollar.

To the extent that we need to convert U.S. dollars we receive from our initial public offering or other financing activities into the Renminbi for our operations or other uses within the PRC, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. On the other hand, a decline in the value of the Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our company and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of ADSs. As of December 31, 2011, we had US$-denominated cash balances of US$19.0 million. Assuming we had converted the US$19.0 million into the Renminbi at the exchange rate of $1.00 for RMB6.2939 as of December 31, 2011, this cash balance would have been RMB119.7 million. Assuming a 1% appreciation of the RMB against the U.S. dollar, this cash balance would have decreased to RMB118.0 million as of December 31, 2011.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to finance income generated by excess cash invested in demand deposits with original maturities of three months or less and time deposits with maturity terms of three months or more but less than one year. We are also exposed to interest rate risk related to finance expenses incurred by short-term bank borrowings. We have not used any derivative financial instruments to manage our interest risk exposure. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in interest rates. However, our future finance income may be lower than expected due to changes in market interest rates.

Credit Risk

As of December 31, 2009, 2010 and 2011, substantially all of our cash and cash equivalents and short-term investments were held by reputable financial institutions. We believe that we are not exposed to unusual risks as these financial institutions have high credit quality. We have not experienced any losses on deposits of cash and cash equivalents and short-term investments. Prior to entering into contracts, we make a credit assessment of our advertising agencies and advertisers to assess the collectability of the contracts. We recorded RMB3.5 million, RMB7.5 million and RMB44.2 million (US$7.0 million) as an allowance for doubtful accounts in 2009, 2010 and 2011, respectively.

China does not have an official deposit insurance program, nor does it have an agency similar to The Federal Deposit Insurance Corporation, or the FDIC in the United States. However, we believe that the risk of failure of any of these PRC banks is remote. Bank failure is extremely uncommon in China and we believe that those Chinese banks that hold our cash, cash equivalents, short-term investments and long term time deposit are financially sound based on public available information.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Fees and Charges Our ADS holders May Have to Pay

ADS holders will be required to pay the following service fees to the depository:

Service	Fee

• Issuance of ADSs	Up to US$0.05 per ADS issued

• Cancellation of ADSs	Up to US$0.05 per ADS canceled

• Distribution of cash dividends or other cash distributions	Up to US$0.05 per ADS held

• Distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights.	Up to US$0.05 per ADS held

• Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held

• Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary

• Transfer of ADSs	US$1.50 per certificate presented for transfer

The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADRs are cancelled or reduced for any other reason, $5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADRs or the deposited securities or a distribution of ADSs), whichever is applicable:

•	a fee of up to US$1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;

•	a fee of up to US$0.05 per ADS for any cash distribution made pursuant to the deposit agreement;

•

a fee of up to US$0.05 per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

•

reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of the depositary’s agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which charge shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);

•

a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and

•	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The charges described above may be amended from time to time by agreement between us and the depositary.

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and exchange application and listing fees. Neither the depositary nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the ADR program are not known at this time. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary will generally set off the amounts owing from distributions made to holders of ADSs. If, however, no distribution exists and payment owing is not timely received by the depositary, the depositary may refuse to provide any further services to holders that have not paid those fees and expenses owing until such fees and expenses have been paid.

At the discretion of the depositary, all fees and charges owing under the deposit agreement are due in advance and/or when declared owing by the depositary.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. — D. Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

E. Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File number: 333-170485) for our initial public offering of 6,000,000 ADSs, representing 24,000,000 Class B ordinary shares, at the price of US$29.00 per share, which registration statement was declared effective by the SEC on August 16, 2011. Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc acted as representatives of underwriters for our initial public offering.

For the period from the effective date to December 31, 2011, we estimate that our expenses incurred and paid to others in connection with the issuance and distribution of the ADSs totaled US$18.1 million, which included US$11.3 million for underwriting discounts and commissions and US$6.8 million for other expenses. We received net procceds of approximately US$150.2 million from our initial public offering.

For the period from the effective date to December 31, 2011, we used the net proceeds received from our initial public offering as follows:

•	Approximately RMB23.0 million (US$3.7 million) for the purchase of equipment; and

•	approximately RMB199.0 million (US$31.6 million) for the purchase of premium licensed content.

Proceeds from our initial public offering that have yet to be applied have been invested in bank deposits.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act) as of the end of the period covered by this report. Based upon that evaluation, our senior management has concluded that, as of December 31, 2011, our disclosure controls and procedures were not effective as a result of the material weaknesses in internal control over financial reporting as described below and in “Item 3.D — Risk Factors.”

Disclosure controls and procedures means controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities Exchange Commission’s rule and forms and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

Management’s Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or a report of our company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Changes in Internal Control over Financial Reporting

As described above and in “Item 3. Key Information — Risk Factors,” there were a number of deficiencies identified in our internal control over financial reporting. Prior to our initial public offering in August 2011, we were a private company with limited accounting personnel and other resources to address our internal controls and procedures over financial reporting. In the preparation and the external audit of our consolidated financial statements for the years ended December 31, 2008, 2009 and 2010 in connection with our initial public offering, we and our independent registered public accounting firm identified a number of deficiencies in our internal control over financial reporting, including material weaknesses and significant deficiency as defined in the standards established by the U.S. Public Company Accounting Oversight Board. The material weaknesses were (i) the lack of sufficient resources with adequate U.S. GAAP knowledge and experience to identify, evaluate and conclude on certain accounting matters independently and (ii) the lack of effective controls designed and in place to ensure the completeness and accuracy of the consolidated financial statements and the disclosures in accordance with U.S. GAAP, which resulted in errors mainly in recording and accounting for redeemable convertible preferred shares, share-based compensation, accrual for litigation losses, agency fees and certain balance sheet line item reclassifications. The significant deficiency related to the lack of formally documented corporate accounting policies in certain areas and the setup of accounts charter in accordance with U.S. GAAP. During the audit of our consolidated financial statements for the year ended December 31, 2011, we and our independent registered public accounting firm determined that a number of control deficiencies, including the above-mentioned material weakness, continue to exist.

We have undertaken certain remedial steps to address the deficiencies and improve our internal control over financial reporting, including hiring additional professionals with experience in U.S. GAAP and SEC reporting, training our new and existing accounting staff, and establishing an internal audit department. We have set up an internal control process to timely assess new releases of U.S. GAAP and SEC regulations. We plan to continue to address and remediate our internal control over financial reporting in time to meet the deadline for compliance with the requirements of Section 404 of the Sarbanes-Oxley Act. We have formed a taskforce led by senior management members including our chief financial officer in pursuing compliance with the requirements of the Sarbanes-Oxley Act and are continuing to undertake measures to improve our internal control over financial reporting. The remedial measures that we intend to take may not fully address the material weaknesses that we and our independent registered public accounting firm have identified, and other material weaknesses in our internal control over financial reporting may be identified in the future. Should we discover such conditions, we intend to remediate them as soon as practicable. We are committed to taking appropriate steps for remediation, as needed.

ITEM 16.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determinted that, Ted Tak-Tai Lee, a member of our audit committee, qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F and satisfies the independence requirements of Rule 5605 of the NASDAQ Stock Market Marketplace Rules and Rule 10A-3 under the Securities Exchange Act of 1934, as amended.

ITEM 16B.	CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics that applies to our directors, officers and employees. We have filed our code of business conduct and ethics as Exhibit 11.1 to this annual report. We hereby undertake to provide to any person without charge, upon a written request, a copy of our code of business conduct and ethics.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, our principal external auditors, for the periods indicated. We did not pay any tax related or other fees to our auditors during the periods indicated below.

	2010	2011
	RMB	RMB	US$
		(in thousands)
Audit fees(1)	2,380	2,700	429
Audit-related fees(2)	3,800	3,300	524
Tax fees(3)	330	460	73

(1)	“Audit fees” means the aggregate fees billed for professional services rendered in connection with the audit or review of our financial statements.
(2)	“Audit-related fees” represents refers to the audit related fees for reviews of the financial statements and related services for our initial public offering.
(3)	“Tax fees” represents the aggregated fees billed for professional services rendered in connection with tax compliance, tax advice and tax planning.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, including audit services, audit-related services, tax services and other services as described above.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

Not Applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G.	CORPORATE GOVERNANCE

We have followed and intend to follow the applicable corporate governance standards under the NASDAQ Listing Rules. We are not aware of any significant differences between our corporate governance practices and those followed by domestic companies under the NASDAQ Listing Rules.

ITEM 16H	MINE SAFETY DISCLOSURES

Not Applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Tudou Holding Limited and its subsidiaries are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 from our Registration Statement on Form F-1 (file no. 333-170485), as amended, initially filed with the Securities and Exchange Commission on November 9, 2010).

2.1	Registrant’s specimen American Depositary Receipt (incorporated by reference to Exhibit 4.3 from our Registration Statement on Form F-1 (file no. 333-170485), as amended, initially filed with the Securities and Exchange Commission on November 9, 2010).

2.2	Specimen Certificate for Ordinary Shares of the Registrant (incorporated by reference to Exhibit 4.2 from our Registration Statement on Form F-1 (file no. 333-170485), as amended, initially filed with the Securities and Exchange Commission on November 9, 2010).

2.3	Form of Deposit Agreement among the Registrant, the Depositary and Holders and Beneficial Owners of the American Depositary Shares issued thereunder (incorporated by reference to Exhibit 1 from our Registration Statement on Form F-6 (file no. 333-170497) filed with the Securities and Exchange Commission on July 29, 2011).

4.1	Fifth Amended and Restated Shareholders’ Agreement, dated as of July 28, 2010, among StarCloud Media Co., Limited, the then shareholders of StarCloud Media Co., Limited and certain other parties listed thereunder (incorporated by reference to Exhibit 4.6 from our Registration Statement on Form F-1 (file no. 333-170485), as amended, initially filed with the Securities and Exchange Commission on November 9, 2010).

4.2	Agreement for the Transfer and Assumption of Obligations under the Series D Preferred Shares Purchase Agreement, the Series E Preferred Shares Purchase Agreement, the Fifth Amended and Restated Shareholders’ Agreement, the Fourth Amended and Restated Right of First Refusal and Co-Sale Agreement and the Fourth Amended and Restated Voting Agreement, dated as of September 21, 2010, among the Registrant, StarCloud Media Co., Limited, the then shareholders of StarCloud Media Co., Limited and certain other parties listed thereunder (incorporated by reference to Exhibit 4.10 from our Registration Statement on Form F-1 (file no. 333-170485), as amended, initially filed with the Securities and Exchange Commission on November 9, 2010).

4.3	2010 Share Incentive Plan (incorporated by reference to Exhibit 10.1 from our Registration Statement on Form F-1 (file no. 333-170485), as amended, initially filed with the Securities and Exchange Commission on November 9, 2010).

4.4	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated by reference to Exhibit 10.7 from our Registration Statement on Form F-1 (file no. 333-170485), as amended, initially filed with the Securities and Exchange Commission on November 9, 2010).

4.5	Director Agreement, dated as of July 25, 2011, between the Registrant and Conor Chia-hung Yang, an independent director appointee (incorporated by reference to Exhibit 10.8 from our Registration Statement on Form F-1 (file no. 333-170485) filed with the Securities and Exchange Commission on November 9, 2010).

4.6	Director Agreement, dated as of October 28, 2010, between the Registrant and Ted Tak-Tai Lee, an independent director appointee (incorporated by reference to Exhibit 10.9 from our Registration Statement on Form F-1 (file no. 333-170485), as amended, initially filed with the Securities and Exchange Commission on November 9, 2010).

4.7	English Translation of Form of Labor Contracts with the Registrant’s senior executives, with the attachment of Confidential Information, Invention Assignment and Non-Competition Agreement (incorporated by reference to Exhibit 10.10 from our Registration Statement on Form F-1(file no. 333-170485), as amended, initially filed with the Securities and Exchange Commission on November 9, 2010).

4.8	English Translation of Loan Agreement, dated as of May 10, 2006, among Mr. Gary Wei Wang, Ms. Zhiqi Wang and Reshuffle Technology (Shanghai) Co., Ltd (incorporated by reference to Exhibit 10.11 from our Registration Statement on Form F-1 (file no. 333-170485), as amended, initially filed with the Securities and Exchange Commission on November 9, 2010).

4.9	English Translation of Proxy Agreement, dated as of May 10, 2006, among Mr. Gary Wei Wang, Ms. Zhiqi Wang, Quan Toodou Network Science and Technology Co., Ltd. and Reshuffle Technology (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 10.12 from our Registration Statement on Form F-1 (file no. 333-170485), as amended, initially filed with the Securities and Exchange Commission on November 9, 2010).

4.10	English Translation of Amended Exclusive Call Option Agreement, dated as of April 11, 2007, among Mr. Gary Wei Wang, Ms. Zhiqi Wang, Quan Toodou Network Science and Technology Co., Ltd. and Reshuffle Technology (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 10.13 from our Registration Statement on Form F-1 (file no. 333-170485), as amended, initially filed with the Securities and Exchange Commission on November 9, 2010).

4.11	English Translation of Intellectual Property Transfer Agreement, dated as of April 11, 2007, between Quan Toodou Network Science and Technology Co., Ltd. and Reshuffle Technology (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 10.14 from our Registration Statement on Form F-1 (file no. 333-170485), as amended, initially filed with the Securities and Exchange Commission on November 9, 2010).

4.12	English Translation of Equipment Transfer Agreement, dated as of April 11, 2007, between Quan Toodou Network Science and Technology Co., Ltd. and Reshuffle Technology (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 10.15 from our Registration Statement on Form F-1 (file no. 333-170485), as amended, initially filed with the Securities and Exchange Commission on November 9, 2010).

4.13	English Translation of Loan Agreement, dated as of April 30, 2008, among Mr. Gary Wei Wang, Ms. Zhiqi Wang and Reshuffle Technology (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 10.16 from our Registration Statement on Form F-1 (file no. 333-170485), as amended, initially filed with the Securities and Exchange Commission on November 9, 2010).

4.14	English Translation of Loan Agreement, dated as of October 28, 2009, among Mr. Gary Wei Wang, Ms. Zhiqi Wang and Reshuffle Technology (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 10.17 from our Registration Statement on Form F-1 (file no. 333-170485), as amended, initially filed with the Securities and Exchange Commission on November 9, 2010).

4.15	English Translation of Form of Technology Development Contract, between Quan Toodou Network Science and Technology Co., Ltd. and Reshuffle Technology (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 10.18 from our Registration Statement on Form F-1 (file no. 333-170485), as amended, initially filed with the Securities and Exchange Commission on November 9, 2010).

4.16	English Translation of Equity Interest Pledge Agreement, dated as of February 26, 2010, among Mr. Gary Wei Wang, Ms. Zhiqi Wang and Reshuffle Technology (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 10.19 from our Registration Statement on Form F-1 (file no. 333-170485), as amended, initially filed with the Securities and Exchange Commission on November 9, 2010).

4.17	English Translation of Loan Agreement, dated as of May 28, 2010, among Mr. Gary Wei Wang, Ms. Zhiqi Wang and Reshuffle Technology (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 10.20 from our Registration Statement on Form F-1 (file no. 333-170485), as amended, initially filed with the Securities and Exchange Commission on November 9, 2010).

4.18	English Translation of Exclusive Consultancy and Service Agreement, dated as of August 31, 2010, between Quan Toodou Network Science and Technology Co., Ltd. and Reshuffle Technology (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 10.21 from our Registration Statement on Form F-1 (file no. 333-170485), as amended, initially filed with the Securities and Exchange Commission on November 9, 2010).

4.19	English Translation of Supplemental Contract, dated as of August 31, 2010, among Mr. Gary Wei Wang, Ms. Zhiqi Wang and Reshuffle Technology (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 10.22 from our Registration Statement on Form F-1 (file no. 333-170485), as amended, initially filed with the Securities and Exchange Commission on November 9, 2010).

4.20	English Translation of Loan Agreement, dated as of April 20, 2009, among Mr. Chengzi Wu, Ms. Jing Chen and Reshuffle Technology (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 10.23 from our Registration Statement on Form F-1 (file no. 333-170485), as amended, initially filed with the Securities and Exchange Commission on November 9, 2010).

4.21	English Translation of Proxy Agreement, dated as of May 20, 2009, among Mr. Chengzi Wu, Ms. Jing Chen, Shanghai Suzao Network Science and Technology Co., Ltd. and Reshuffle Technology (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 10.24 from our Registration Statement on Form F-1 (file no. 333-170485), as amended, initially filed with the Securities and Exchange Commission on November 9, 2010).

4.22	English Translation of Exclusive Call Option Agreement, dated as of May 20, 2009, among Mr. Chengzi Wu, Ms. Jing Chen, Shanghai Suzao Network Science and Technology Co., Ltd. and Reshuffle Technology (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 10.25 from our Registration Statement on Form F-1 (file no. 333-170485), as amended, initially filed with the Securities and Exchange Commission on November 9, 2010).

4.23	English Translation of Loan Agreement, dated as of July 25, 2009, among Mr. Chengzi Wu, Ms. Jing Chen and Reshuffle Technology (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 10.26 from our Registration Statement on Form F-1 (file no. 333-170485), as amended, initially filed with the Securities and Exchange Commission on November 9, 2010).

4.24	English Translation of Equity Interest Pledge Agreement, dated as of August 13, 2009, among Mr. Chengzi Wu, Ms. Jing Chen and Reshuffle Technology (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 10.27 from our Registration Statement on Form F-1 (file no. 333-170485), as amended, initially filed with the Securities and Exchange Commission on November 9, 2010).

4.25	English Translation of Exclusive Consultancy and Service Agreement, dated as of August 31, 2010, between Shanghai Suzao Network Science and Technology Co., Ltd. and Reshuffle Technology (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 10.28 from our Registration Statement on Form F-1 (file no. 333-170485), as amended, initially filed with the Securities and Exchange Commission on November 9, 2010).

4.26	English Translation of Supplemental Contract, dated as of August 31, 2010, among Mr. Chengzi Wu, Ms. Jing Chen and Reshuffle Technology (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 10.29 from our Registration Statement on Form F-1 (file no. 333-170485), as amended, initially filed with the Securities and Exchange Commission on November 9, 2010).

4.27	English Translation of Loan Agreement, dated as of February 20, 2009, among Mr. Xiaoyun Zhang, Mr. Chengzi Wu and Reshuffle Technology (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 10.30 from our Registration Statement on Form F-1 (file no. 333-170485), as amended, initially filed with the Securities and Exchange Commission on November 9, 2010).

4.28	English Translation of Proxy Agreement, dated as of March 2, 2009, among Mr. Xiaoyun Zhang, Mr. Chengzi Wu, Chengdu Gaishi Network Science and Technology Co., Ltd. and Reshuffle Technology (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 10.31 from our Registration Statement on Form F-1 (file no. 333-170485), as amended, initially filed with the Securities and Exchange Commission on November 9, 2010).

4.29	English Translation of Exclusive Call Option Agreement, dated as of March 2, 2009, among Mr. Xiaoyun Zhang, Mr. Chengzi Wu, Chengdu Gaishi Network Science and Technology Co., Ltd. and Reshuffle Technology (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 10.32 from our Registration Statement on Form F-1 (file no. 333-170485), as amended, initially filed with the Securities and Exchange Commission on November 9, 2010).

4.30	English Translation of Equity Interest Pledge Agreement, dated as of July 1, 2009, between Mr. Chengzi Wu and Reshuffle Technology (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 10.33 from our Registration Statement on Form F-1 (file no. 333-170485), as amended, initially filed with the Securities and Exchange Commission on November 9, 2010).

4.31	English Translation of Equity Interest Pledge Agreement, dated as of July 1, 2009, between Mr. Xiaoyun Zhang and Reshuffle Technology (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 10.34 from our Registration Statement on Form F-1 (file no. 333-170485), as amended, initially filed with the Securities and Exchange Commission on November 9, 2010).

4.32	English Translation of Exclusive Consultancy and Service Agreement, dated as of August 31, 2010, between Chengdu Gaishi Network Science and Technology Co., Ltd. and Reshuffle Technology (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 10.35 from our Registration Statement on Form F-1 (file no. 333-170485), as amended, initially filed with the Securities and Exchange Commission on November 9, 2010).

4.33	English Translation of Supplemental Contract, dated as of August 31, 2010, among Mr. Xiaoyun Zhang, Mr. Chengzi Wu and Reshuffle Technology (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 10.36 from our Registration Statement on Form F-1 (file no. 333-170485), as amended, initially filed with the Securities and Exchange Commission on November 9, 2010).

4.34	English Translation of Lease Agreement, dated as of February 21, 2008, China CYTS Tours Holding Co., Ltd. and Quan Toodou Network Science and Technology Co., Ltd. (incorporated by reference to Exhibit 10.37 from our Registration Statement on Form F-1 (file no. 333-170485), as amended, initially filed with the Securities and Exchange Commission on November 9, 2010).

4.35	English Translation of Lease Contract, dated as of August 10, 2008, between Yang Li and Quan Toodou Network Science and Technology Co., Ltd. (incorporated by reference to Exhibit 10.38 from our Registration Statement on Form F-1 (file no. 333-170485), as amended, initially filed with the Securities and Exchange Commission on November 9, 2010).

4.36	English Translation of House Lease Contract, dated as of March 13, 2009, between Shanghai Digital Entertainment Industry Management Co., Ltd. and Quan Toodou Network Science and Technology Co., Ltd. (incorporated by reference to Exhibit 10.39 from our Registration Statement on Form F-1 (file no. 333-170485), as amended, initially filed with the Securities and Exchange Commission on November 9, 2010).

4.37	English Translation of House Lease Contract, between Shanghai Digital Entertainment Industry Management Co., Ltd. and Reshuffle Technology (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 10.40 from our Registration Statement on Form F-1 (file no. 333-170485), as amended, initially filed with the Securities and Exchange Commission on November 9, 2010).

4.38	English Translation of Lease Contract, dated as of March 20, 2009, between Guangzhou Goldlion City Property Co., Ltd. and Quan Toodou Network Science and Technology Co., Ltd. (incorporated by reference to Exhibit 10.41 from our Registration Statement on Form F-1 (file no. 333-170485), as amended, initially filed with the Securities and Exchange Commission on November 9, 2010).

4.39	English Translation of Lease Contract, between Shanghai Yongtai Real Estate Development Co., Ltd. and Quan Toodou Network Science and Technology Co., Ltd. (incorporated by reference to Exhibit 10.42 from our Registration Statement on Form F-1 (file no. 333-170485), as amended, initially filed with the Securities and Exchange Commission on November 9, 2010).

4.40	English Translation of Lease Extension Agreement, dated as of April 27, 2010, between Shanghai Yongtai Real Estate Development Co., Ltd. and Quan Toodou Network Science and Technology Co., Ltd. (incorporated by reference to Exhibit 10.43 from our Registration Statement on Form F-1 (file no. 333-170485), as amended, initially filed with the Securities and Exchange Commission on November 9, 2010).

4.41	English Translation of Lease Contract, between Beijing Jindi Jiaye Real Estate Brokering Co., Ltd. and Quan Toodou Network Science and Technology Co., Ltd. (incorporated by reference to Exhibit 10.44 from our Registration Statement on Form F-1 (file no. 333-170485), as amended, initially filed with the Securities and Exchange Commission on November 9, 2010).

4.42	English Translation of House Lease Contract dated as of May 14, 2010, between Shanghai Zizhu Science-based Industrial Park Co., Ltd. and Quan Toodou Network Science and Technology Co., Ltd. (incorporated by reference to Exhibit 10.45 from our Registration Statement on Form F-1 (file no. 333-170485), as amended, initially filed with the Securities and Exchange Commission on November 9, 2010).

4.43	Form of Stock Option Agreement among the Registrant and certain option holders, with the exhibits of Stock Option Terms and Conditions and Exercise Notice. (incorporated by reference to Exhibit 10.46 from our Registration Statement on Form F-1 (file no. 333-170485), as amended, initially filed with the Securities and Exchange Commission on November 9, 2010).

4.44*	English Translation of Loan Agreement, dated as of December 1, 2011, among Mr. Zhou Yu, Ms. Ye Yuan and Reshuffle Technology (Shanghai) Co., Ltd.

4.45*	English Translation of Proxy Agreement, dated as of February 15, 2012, among Reshuffle Technology (Shanghai) Co., Ltd., Beijing Tixian Digital Technology Co., Ltd., Mr. Zhou Yu and Ms. Ye Yuan.

4.46*	English Translation of Exclusive Call Option Agreement, dated as of February 15, 2012, among Mr. Zhou Yu, Ms. Ye Yuan, Beijing Tixian Digital Technology Co., Ltd. and Reshuffle Technology (Shanghai) Co., Ltd.

4.47*	English Translation of Equity Interest Pledge Agreement, dated as of February 15, 2012, among Mr. Zhou Yu, Ms. Ye Yuan and Reshuffle Technology (Shanghai) Co., Ltd.

4.48*	English Translation of Exclusive Consultancy and Service Agreement, dated as of February 15, 2012, between Beijing Tixian Digital Technology Co., Ltd. and Reshuffle Technology (Shanghai) Co., Ltd.

4.49*	English Translation of House Lease Contract dated as of July 20, 2011, between Shanghai Digital Entertainment Industry Management Co., Ltd. and Wohong Technology (Shanghai) Co., Ltd.

4.50*	English Translation of House Lease Contract between Shanghai Digital Entertainment Industry Management Co., Ltd. and Wohong Technology (Shanghai) Co., Ltd.

4.51*	English Translation of House Lease Contract dated as of September 16, 2011, between Beijing Lihong Tongshang International Business Service Co., Ltd. and Shanghai Quan Toodou Network Science and Technology Co., Ltd.

4.52*	English Translation of Lease Contract dated as of December 12, 2011, between Lofts (Beijing) Investment Consultant Co., Ltd and Chuanxian Network Technology (Shanghai) Co., Ltd.

4.53*	English Translation of House Lease Contract dated as of February 3, 2012, between Beijing Lihong Tongshang International Business Service Co., Ltd. and Chuanxian Network Technology (Shanghai) Co., Ltd.

4.54*	English Translation of the Agreement for Establishing a Joint Venture dated as of October 17, 2011, between Leshi Internet Information & Technology (Beijing) Co., Ltd. and Shanghai Quan Toodou Network Science and Technology Co., Ltd.

8.1*	Subsidiaries of the Registrant.

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1.1 from our Registration Statement on Form F-1 (file no. 333-170485), initially filed with the Securities and Exchange Commission on November 9, 2010).

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of PricewaterhouseCoopers Zhong Tian CPAs Limited Company

15.2*	Consent of Fangda Partners

15.3*	Consent of Maples and Calder

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.
**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Tudou Holdings Limited

By:	/s/ Gary Wei Wang
Name:	Gary Wei Wang
Title:	Chief Executive Officer

Date: March 30, 2012

TUDOU HOLDINGS LIMITED

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Tudou Holdings Limited:

In our opinion, the accompanying consolidated balance sheets and related consolidated statements of operations, changes in shareholders’ equity/(deficits) and cash flows present fairly, in all material respects, the financial position of Tudou Holdings Limited (the “Company”) and its subsidiaries at December 31, 2010 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company

PricewaterhouseCoopers Zhong Tian CPAs Limited Company

Shanghai, the People’s Republic of China

March 30, 2012

TUDOU HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts expressed in RMB unless otherwise stated)

	December 31, 2010	December 31, 2011	December 31, 2011
	RMB	RMB	US$
			(Note 2 (aa))

ASSETS
Current assets:
Cash and cash equivalents	263,150,775	872,000,453	138,546,919
Restricted cash	66,227,000	96,786,719	15,377,861
Short term investments	5,837,246	—	—
Accounts receivable, net	243,033,349	239,804,186	38,101,048
Prepayments and other current assets	28,299,804	17,888,737	2,842,233
Content licensed	1,070,902	64,461,085	10,241,835
Content produced	6,562,500	8,214,506	1,305,154

Total current assets	614,181,576	1,299,155,686	206,415,050

Equipment	46,405,816	88,787,903	14,106,977
Intangible assets	1,626,290	6,183,164	982,406
Other assets	4,353,859	4,211,498	669,140
Other long-term receivables	—	10,000,000	1,588,840
Prepayment for content to be licensed	—	142,750,301	22,680,739
Content licensed	32,174,634	141,403,738	22,466,791

Total assets	698,742,175	1,692,492,290	268,909,943

LIABILITIES
Current liabilities:
Accounts payable	66,812,485	126,643,349	20,121,602
Business taxes payable	21,158,672	37,640,665	5,980,499
Accrued liabilities and other payables	134,990,897	230,764,509	36,664,788
Short-term loan	61,243,510	83,343,510	13,241,950
Share-based compensation liability	134,153,348	—	—

Total current liabilities	418,358,912	478,392,033	76,008,839

Warrant liabilities	154,039,611	—	—

Total liabilities	572,398,523	478,392,033	76,008,839

Commitments and contingencies (Note 15)

TUDOU HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS—(Continued)

(Amounts expressed in RMB unless otherwise stated)

	December 31, 2010	December 31, 2011	December 31, 2011
	RMB	RMB	US$
			(Note 2 (aa))

Mezzanine Equity
Series A redeemable convertible preferred shares, US$ 0.0001 par value; 6,000,000 shares authorized, 6,000,000 shares issued and outstanding as of December 31, 2010 and none outstanding as of December 31, 2011 (Liquidation value: US$ 749,970 and nil as of December 31, 2010 and 2011)	7,381,256	—	—
Series B redeemable convertible preferred shares, US$ 0.0001 par value; 11,333,340 shares authorized, 11,333,340 shares issued and outstanding as of December 31, 2010 and none outstanding as of December 31, 2011 (Liquidation value: US$ 16,999,970 and nil as of December 31, 2010 and 2011)	56,292,851	—	—
Series C redeemable convertible preferred shares, US$ 0.0001 par value; 13,781,800 shares authorized, 13,781,800 shares issued and outstanding as of December 31, 2010 and none outstanding as of December 31, 2011 (Liquidation value: US$ 38,000,000 and nil as of December 31, 2010 and 2011)	125,831,300	—	—
Series D redeemable convertible preferred shares, US$ 0.0001 par value; 21,671,117 shares authorized, 21,671,117 shares issued and outstanding as of December 31, 2010 and none outstanding as of December 31, 2011 (Liquidation value: US$ 85,200,000 and nil as of December 31, 2010 and 2011)	376,169,360	—	—
Series E redeemable convertible preferred shares, US$ 0.0001 par value; 18,461,767 shares authorized, 18,461,767 shares issued and outstanding as of December 31, 2010 and none outstanding as of December 31, 2011 (Liquidation value: US$ 75,000,000 and nil as of December 31, 2010 and 2011)	351,402,129	—	—

TUDOU HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS—(Continued)

(Amounts expressed in RMB unless otherwise stated)

	December 31, 2010	December 31, 2011	December 31, 2011
	RMB	RMB	US$
			(Note 2 (aa))

Shareholders’ equity/(deficits)
Ordinary shares (US$0.0001 par value; 9,928,751,976 shares authorized, 12,000,000 shares issued and outstanding as of December 31, 2010)	9,700	—	—
Class A Ordinary Shares (US$0.0001 par value;12,357,500 authorized, 8,913,333 issued and outstanding as of December 31, 2011)	—	5,863	932
Class B Ordinary Shares (US$0.0001 par value;9,977,642,500 authorized, 104,512,229 issued and outstanding as of December 31, 2011)	—	68,745	10,922
Additional paid-in capital	11,054,330	2,541,869,642	403,862,413
Accumulated deficits	(801,797,274)	(1,327,843,993)	(210,973,163)

Total shareholders’ equity/(deficits)	(790,733,244)	1,214,100,257	192,901,104

Total liabilities and shareholders’ equity	698,742,175	1,692,492,290	268,909,943

The accompanying notes are an integral part of these consolidated financial statements.

TUDOU HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts expressed in RMB unless otherwise stated)

	For the Year Ended December 31
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
				(Note 2 (aa))

Revenue	100,805,799	329,453,609	572,613,750	90,979,162
Less: Sales taxes	(11,658,458)	(43,195,533)	(60,418,386)	(9,599,514)

Net revenue	89,147,341	286,258,076	512,195,364	81,379,648
Cost of revenues(1)	(127,182,087)	(226,399,229)	(427,841,723)	(67,977,204)

Gross profit / (loss)	(38,034,746)	59,858,847	84,353,641	13,402,444

Operating expenses(1):
Sales and marketing expenses	(73,435,247)	(143,224,062)	(286,847,739)	(45,575,516)
General and administrative expenses	(37,585,601)	(104,911,440)	(174,971,586)	(27,800,185)
Impairment of equipment	(2,372,289)	—	—	—

Total operating expenses	(113,393,137)	(248,135,502)	(461,819,325)	(73,375,701)

Loss from operations	(151,427,883)	(188,276,655)	(377,465,684)	(59,973,257)

Finance income	3,103,750	330,967	427,810	67,972
Finance expense	—	(12,851,263)	(4,771,362)	(758,093)
Other income/(expense), net	(63,043)	1,370	(133,716)	(21,245)
Foreign exchange gain/(loss)	3,610,023	(10,957,198)	(15,486,249)	(2,460,517)
Beneficial conversion charge on convertible loan	—	(10,966,998)	—	—
Fair value changes in warrant liabilities	—	(124,680,060)	(113,732,565)	(18,070,285)

Loss before income taxes	(144,777,153)	(347,399,837)	(511,161,766)	(81,215,425)
Income taxes	—	—	—	—

Net loss	(144,777,153)	(347,399,837)	(511,161,766)	(81,215,425)

Accretion and effect of foreign exchange movement on Series A Preferred Shares	(847,959)	(624,453)	(284,625)	(45,222)
Effect of foreign exchange movement on Series B Preferred Shares	54,400	1,746,747	1,896,347	301,299
Effect of foreign exchange movement on Series C Preferred Shares	121,600	3,904,500	4,238,900	673,493
Effect of foreign exchange movement on Series D Preferred Shares	363,520	11,672,400	12,672,080	2,013,391
Accretion and effect of foreign exchange movement on Series E Preferred Shares	—	(31,683,102)	(33,407,655)	(5,307,942)

Net loss attributable to ordinary shareholders	(145,085,592)	(362,383,745)	(526,046,719)	(83,580,406)

Loss per ordinary share
Basic and diluted	(12.09)	(30.20)	(10.51)	(1.67)

Weighted average number of ordinary shares used in computing loss per share
Basic and diluted	12,000,000	12,000,000	50,069,321	50,069,321

(1) Share-based compensation was allocated in cost of revenue and operating expenses as follows:

Cost of revenues	1,875,564	14,133,016	14,177,071	2,252,510
Sales and marketing expenses	3,491,755	31,025,332	39,474,846	6,271,921
General and administrative expenses	6,155,031	59,418,021	51,382,824	8,163,909

The accompanying notes are an integral part of these consolidated financial statements.

TUDOU HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY/(DEFICITS)

(Amounts expressed in RMB unless otherwise stated)

	Ordinary shares		Additional paid in capital	Accumulated deficits	Total Shareholders’ equity/(deficits)
	Shares	Par value
		RMB	RMB	RMB	RMB

Balance as of December 31, 2008	12,000,000	9,700	87,332	(294,327,937)	(294,230,905)

Accretion and effect of foreign exchange movement on Convertible Redeemable Series A Preferred Shares to redemption value	—	—	—	(847,959)	(847,959)
Effect of foreign exchange movement on Convertible Redeemable Series B Preferred Shares to redemption value	—	—	—	54,400	54,400
Effect of foreign exchange movement on Convertible Redeemable Series C Preferred Shares to redemption value	—	—	—	121,600	121,600
Effect of foreign exchange movement on Convertible Redeemable Series D Preferred Shares to redemption value	—	—	—	363,520	363,520

Net loss	—	—	—	(144,777,153)	(144,777,153)

Balance as of December 31, 2009	12,000,000	9,700	87,332	(439,413,529)	(439,316,497)

The accompanying notes are an integral part of these consolidated financial statements

TUDOU HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY/(DEFICITS)

(Amounts expressed in RMB unless otherwise stated)

	Ordinary shares		Additional paid in capital	Accumulated deficits	Total Shareholders’ equity/(deficits)
	Shares	Par value
		RMB	RMB	RMB	RMB

Balance as of December 31, 2009	12,000,000	9,700	87,332	(439,413,529)	(439,316,497)

Accretion and effect of foreign exchange movement on Convertible Redeemable Series A Preferred Shares to redemption value	—	—	—	(624,453)	(624,453)
Effect of foreign exchange movement on Convertible Redeemable Series B Preferred Shares to redemption value	—	—	—	1,746,747	1,746,747
Effect of foreign exchange movement on Convertible Redeemable Series C Preferred Shares to redemption value	—	—	—	3,904,500	3,904,500
Effect of foreign exchange movement on Convertible Redeemable Series D Preferred Shares to redemption value	—	—	—	11,672,400	11,672,400
Accretion and effect of foreign exchange movement on Convertible Redeemable Series E Preferred Shares to redemption value				(31,683,102)	(31,683,102)

Beneficial conversion feature on convertible note	—	—	10,966,998	—	10,966,998

Net loss	—	—	—	(347,399,837)	(347,399,837)

Balance as of December 31, 2010	12,000,000	9,700	11,054,330	(801,797,274)	(790,733,244)

The accompanying notes are an integral part of these consolidated financial statements

TUDOU HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY/(DEFICITS)—(Continued)

(Amounts expressed in RMB unless otherwise stated)

	Ordinary shares						Additional paid in capital	Accumulated deficits	Total Shareholders’ equity/(deficits)
	Ordinary Shares	Par value	Class A Ordinary Shares	Par value	Class B Ordinary Shares	Par value
		RMB		RMB		RMB	RMB	RMB	RMB

Balance as of December 31, 2010	12,000,000	9,700	—	—	—	—	11,054,330	(801,797,274)	(790,733,244)

Accretion and effect of foreign exchange movement on Convertible Redeemable Series A Preferred Shares to redemption value	—	—	—	—	—	—	—	(284,625)	(284,625)
Effect of foreign exchange movement on Convertible Redeemable Series B Preferred Shares to redemption value	—	—	—	—	—	—	—	1,896,347	1,896,347
Effect of foreign exchange movement on Convertible Redeemable Series C Preferred Shares to redemption value	—	—	—	—	—	—	—	4,238,900	4,238,900
Effect of foreign exchange movement on Convertible Redeemable Series D Preferred Shares to redemption value	—	—	—	—	—	—	—	12,672,080	12,672,080
Accretion and effect of foreign exchange movement on Convertible Redeemable Series E Preferred Shares to redemption value	—	—	—	—	—	—	—	(33,407,655)	(33,407,655)
Division of ordinary shares into Class A Ordinary Shares and Class B Ordinary Shares upon the initial public offering	(12,000,000)	(9,700)	8,913,333	5,863	3,086,667	3,837	—	—	—
Issuance of Class B Ordinary Shares in the initial public offering, net-off the issuance cost	—	—	—	—	22,280,000	14,258	931,520,307	—	931,534,565
Conversion of preferred shares to Class B Ordinary Shares in conjunction with the initial public offering	—	—	—	—	69,914,684	44,743	931,917,107	—	931,961,850
Conversion of Series E preferred share (resulting from the exercise of warrant) to Class B Ordinary Shares	—	—	—	—	9,230,878	5,907	428,189,809	—	428,195,716
Reclassification of the liability awards to equity awards in conjunction with the initial public offering (Note 12)	—	—	—	—	—	—	134,153,348		134,153,348
Share-based compensation (Note 12)	—	—	—	—	—	—	105,034,741	—	105,034,741
Net loss	—	—	—	—	—	—	—	(511,161,766)	(511,161,766)

Balance as of December 31, 2011	—	—	8,913,333	5,863	104,512,229	68,745	2,541,869,642	(1,327,843,993)	1,214,100,257

Balance as of December 31, 2011 (US$) (Note 2(aa))	—	—	8,913,333	932	104,512,229	10,922	403,862,413	(210,973,163)	192,901,104

The accompanying notes are an integral part of these consolidated financial statements

TUDOU HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts expressed in RMB unless otherwise stated)

	Years Ended December 31
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
				(Note 2 (aa))

Cash flows from operating activities
Net loss	(144,777,153)	(347,399,837)	(511,161,766)	(81,215,425)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of equipment	19,629,792	20,681,661	29,614,603	4,705,285
Amortization of intangible assets			355,545	56,490
Amortization of other assets			142,361	22,619
Provision for doubtful accounts	3,515,026	7,500,531	44,155,087	7,015,537
Amortization of the content licensed	8,006,828	24,209,941	97,546,423	15,498,566
Amortization of the content produced	—	1,586,500	7,312,500	1,161,839
Write-down of the content licensed	1,904,074	10,712,277	—	—
Share-based compensation	11,522,350	104,576,369	105,034,741	16,688,340
Impairment of equipments	2,372,289	—	—	—
Interest expense for the accretion of the convertible loan	—	10,249,998	—	—
Beneficial conversion charge on convertible loan	—	10,966,998	—	—
Fair value changes in warrant liabilities	—	124,680,060	113,732,565	18,070,285
Foreign exchange loss/(gain)	(3,610,023)	10,957,198	15,486,249	2,460,517
Changes in operating assets and liabilities:
Accounts receivables	(50,920,073)	(179,425,363)	(40,925,924)	(6,502,474)
Prepayments and other current assets	1,538,034	(18,169,499)	(3,385,554)	(537,910)
Content produced	—	(8,149,000)	(8,964,506)	(1,424,317)
Other assets	—	(4,353,859)	—	—
Other long-term receivables	—	—	(10,000,000)	(1,588,840)
Accounts payable	9,592,292	45,929,468	40,479,974	6,431,620
Business taxes payable	4,229,425	15,804,442	16,481,993	2,618,725
Other payables and accruals	42,199,205	70,859,585	105,596,416	16,777,581

Net cash provided by / (used in) operating activities	(94,797,934)	(98,782,530)	1,500,707	238,438

Cash flows from investing activities
Purchase of equipment	(24,736,361)	(27,595,513)	(68,392,412)	(10,866,460)
Purchase of intangible assets	—	(1,626,290)	(4,912,419)	(780,504)
Advance payment for premium content to be licensed	—	—	(142,750,301)	(22,680,739)
Cash paid for content licensed	(9,910,902)	(68,167,754)	(254,419,098)	(40,423,124)
Cash received from maturity of short-term investment	11,312,175	84,211,616	5,837,246	927,445
Cash paid for short-term investments	(84,211,616)	(5,837,246)	—	—
Net increase in restricted cash	—	(66,227,000)	(30,559,719)	(4,855,450)

Net cash used in investing activities	(107,546,704)	(85,242,187)	(495,196,703)	(78,678,832)

Cash flows from financing activities
Proceeds from issuance of the redeemable convertible preferred shares	—	236,434,080	—	—
Cash received from short-term loan	—	81,243,510	52,643,510	8,364,211

Cash paid for the repayment of short-term loan	—	(20,000,000)	(30,543,510)	(4,852,875)
Cash received from issuance of convertible loan	—	102,394,500	—	—
Cash received from exercise of warrants	—	—	160,423,540	25,488,734
Cash received from public offering	—	—	961,381,493	152,748,136
Cash paid for public offering costs	—	(3,973,818)	(25,873,110)	(4,110,823)

Net cash provided by financing activities		396,098,272	1,118,031,923	177,637,383

Net increase/(decrease) in cash	(202,344,638)	212,073,555	624,335,927	99,196,989
Cash and cash equivalents at beginning of year	260,769,033	62,034,418	263,150,775	41,810,447
Effect of foreign exchange rate change on cash	3,610,023	(10,957,198)	(15,486,249)	(2,460,517)

Cash and cash equivalents at end of year	62,034,418	263,150,775	872,000,453	138,546,919

Supplementary Disclosure of Cash Flow Information
Cash paid for income taxes	—	—	—	—
Cash paid for interest	—	2,081,693	4,699,135	746,617

Supplementary Disclosure of Non-cash Investing and Financial Activities
Unpaid deferred expenses/payables related to the initial public offering	—	9,822,804	—	—
Payables related to purchase of equipment	7,211,162	8,139,022	11,743,300	1,865,822
Payables related to content licensed	1,088,250	10,630,443	26,377,055	4,190,892
Conversion of the convertible loan to redeemable convertible preferred shares	—	102,394,500	—	—
Conversion of preferred shares to Class B Ordinary Shares	—	—	931,961,850	148,073,825
Cashless conversion of Series E preferred shares (resulting from the exercise of warrant) to Class B Ordinary Shares	—	—	267,772,176	42,544,714
Capitalized expenses related to public offering prepaid in prior year	—	—	3,973,818	631,376

The accompanying notes are an integral part of these consolidated financial statements

TUDOU HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in RMB unless otherwise stated)

1. Organization and Nature of Operations

Tudou Holdings Limited (the “Company”) was incorporated under the law of Cayman Islands (“Cayman”) as a limited liability company on April 15, 2010. The Company was incorporated as an investment holding company and currently has no significant assets or operations of its own, other than its investments in the entities discussed below.

Starcloud Media Co., Limited (the “Starcloud BVI”) was incorporated under the law of British Virgin Islands (“BVI”) as a limited liability company on November 1, 2005.

In September 2010, all of the existing ordinary and preferred shareholders of Starcloud BVI exchanged their respective shares in Starcloud BVI for an equivalent number of shares of the Company at equivalent classes. As a result, Starcloud BVI became a wholly-owned subsidiary of the Company. The rights of the preferred and ordinary shares issued by the Company were the same as those originally issued by Starcloud BVI (the “Reorganization”).

Accordingly, the Reorganization has been accounted for as a legal reorganization of entities under common control and the accompanying consolidated financial statements have been prepared as if the group structure after the completion of the Reorganization had been in existence throughout all relevant periods.

The accompanying consolidated financial statements include the financial statements of the Company, its subsidiaries and variable interest entities (“VIEs” or “VIE subsidiaries”, collectively as “subsidiaries”) as follows:

Name of the subsidiaries	Place of incorporation	Date of incorporation/acquisition	Relationship	Principal activities
Starcloud BVI	BVI	November 1, 2005	Wholly-owned subsidiary	Investment holding
Star Manor Limited (“Star Manor”)	Hong Kong	February 9, 2010	Wholly-owned subsidiary	Investment holding

Reshuffle Technology (Shanghai) Co., Ltd. (“Reshuffle Shanghai”)	Shanghai, PRC	January 25, 2006	Wholly-owned subsidiary	Technology consulting and administrative services

Wohong Network Technology (Shanghai) Co., Ltd. (“Shanghai Wohong”)	Shanghai, PRC	August 2, 2010	Wholly-owned subsidiary	Technology consulting services

Quan Toodou Network Science and Technology Co., Ltd. (“Quan Toodou”)	Shanghai, PRC	December 8, 2004	VIE	Online advertising operations

Shanghai Suzao Network Science and Technology Co., Ltd. (“Suzao”)	Shanghai, PRC	May 19, 2009	VIE	Technology supporting services

Name of the subsidiaries	Place of incorporation	Date of incorporation/acquisition	Relationship	Principal activities

Chengdu Gaishi Network Science and Technology Co., Ltd. (“Gaishi”)	Shanghai, PRC	June 30, 2009	VIE	Technology supporting services

Shanghai Licheng Cultural Broadcasting Co., Ltd. (“Licheng”)	Shanghai, PRC	June 2, 2009	Wholly-owned subsidiary of Quan Toodou	Online advertising operations

Tudou Limited (formerly named “Global Media Partners Limited”) (Note 5)	Hong Kong	February 22, 2011	Wholly-owned subsidiary	Advertising operations

Chuanxian Technology (Shanghai) Co., Ltd. (“Chuanxian”)	Shanghai, PRC	September 15, 2011	Wholly-owned subsidiary	Technology consulting services

Shanghai Quan Toodou Cultural Communication Co., Ltd. (“Toodou Cultural”)	Shanghai, PRC	September 9, 2011	Wholly-owned subsidiary of Quan Toodou	Advertising production and operations
Toodou (China) Advertising Co., Ltd. (“Toodou China”)	Shanghai, PRC	December 31, 2011	Wholly-owned subsidiary	Online advertising operations

The Company, its subsidiaries and the consolidated VIEs are collectively referred to as the “Group”.

The Group engages primarily in provision of online advertising services by posting online advertisements and special advertisement campaigns on its online video sharing platform, where users can upload, view and share video clips, through its operating subsidiary and VIEs. The Group also engages in provision of mobile video services.

To comply with PRC laws and regulations that prohibit or restrict foreign ownership of companies that provide advertising services and hold Internet Content Provider (“ICP”) license and the License for Transmission of Audio-Visual Programs through the Internet (“the License”), the Company conducts substantially all of its operations through its VIEs. The VIEs are wholly owned by certain employees of the Company (“nominee shareholders”).

Upon the formation of these VIEs, the Company has various agreements with its VIEs, through which, the Company holds all of the variable interests of the VIEs. Details of certain key agreements with the VIEs are as follows:

•

Loan Agreements: Reshuffle Shanghai has granted interest-free loans to the nominee shareholders with the sole purpose of providing funds necessary for the capital injection and acquisition of the VIEs. The portion of the loans for initial and subsequent capital injection is eliminated with the capital of the VIEs during consolidation. The interest-free loans to the nominee shareholders of VIE as of December 31, 2009 and 2010 and 2011 were RMB57 million, respectively. Reshuffle Shanghai is able to require the nominee shareholders to settle the loan amount through the entire equity interest of the VIEs and nominate someone else to hold the shares on Reshuffle Shanghai’s behalf. Reshuffle Shanghai and the shareholders of Quan Toodou, Suzao and Gaishi signed various loan agreements in 2006, 2008, 2009 and 2010. Each of these agreements became effective from its respective signing date. All of the Loan Agreements have a term of five years, which will be automatically renewed every five years upon its expiration. The Loan Agreements with the shareholders of Quan Toodou were renewed on May 10, 2011 for another period of five years.

•

Proxy Agreement: The nominee shareholders of the VIEs irrevocably appointed Reshuffle Shanghai’s officers to vote on their behalf on all matters they are entitled to vote on, including matters relating to the transfer of any or all of their respective equity interests in VIEs, making all the operational, financial decisions and the appointment of the directors, general managers and other senior management of the VIEs. The Proxy Agreements between Reshuffle Shanghai and the shareholders of Quan Toodou, Suzao and Gaishi became effective on May 10, 2006, March 2, 2009 and May 20, 2009, respectively. All the Proxy Agreements shall remain effective until they are terminated in writing by the shareholders of the VIEs and Reshuffle Shanghai.

•

Equity Interest Pledge Agreements: The nominee shareholders of the VIEs have pledged their respective equity interests in the VIEs as collaterals to secure the nominee shareholders’ obligation under other agreements and for the payment by the VIEs under the exclusive technical consulting and services agreements and the loan agreement. The nominee shareholders cannot sell or pledge their equity interests to others without the approval from Reshuffle Shanghai, and the nominee shareholders cannot receive any dividends without the approval of Reshuffle Shanghai. Also, any dividend declared will be held in an account designated by Reshuffle Shanghai and shall serve as a collateral for the loans. The Equity Interest Pledge Agreements between Reshuffle Shanghai and the shareholders of Quan Toodou, Suzao and Gaishi became effective on May 10, 2006 (amended on April 11, 2007 and February 26, 2010), May 20, 2009, and July 1, 2009, respectively. All of the Equity Interest Pledge Agreements shall remain valid until the full performance of the secured contractual obligations including the obligations of nominee shareholders of the respective VIEs under Loan Agreements, Proxy Agreements and Exclusive Call Option Agreements, or the full discharge of the losses suffered by Reshuffle Shanghai as a result of any breach by the nominee shareholders of the respective VIEs and VIEs of their respective obligations under these various agreements.

•

Exclusive Call Option Agreements: The nominee shareholders of the VIEs grant Reshuffle Shanghai the exclusive and irrevocable right to purchase from the nominee shareholders, to the extent permitted under PRC laws and regulations or at the request of the Company, all of the equity interest in these entities for a purchase price equal to the amount of the registered capital or at the lowest price permitted by PRC laws and regulations. Reshuffle Shanghai may exercise such option at any time. In addition, VIEs and its nominee shareholders agree that without Reshuffle Shanghai’s prior written consent, they will not transfer or otherwise dispose the equity interest or declare any dividend. The Exclusive Call Option Agreements between Reshuffle Shanghai and the shareholders of Quan Toodou, Suzao and Gaishi became effective on May 10, 2006 (amended on April 11, 2007), May 20, 2009, and March 2, 2009, respectively. All the Exclusive Call Option Agreements shall remain valid until all of the equity interests of the VIEs have been legally transferred to Reshuffle Shanghai and/or its designated entity or individual.

•

Exclusive Technical Consulting and Services Agreements: Reshuffle Shanghai is an exclusive provider of the technical consulting and related services and information services to the VIEs. In consideration for those services, the VIEs agree to pay Reshuffle Shanghai service fees which equal to 50%, 20% and 20% of the total annual revenues before tax of Quan Toodou, Suzhao and Gaishi, respectively, and other consulting fees. Reshuffle Shanghai also retains the right to adjust in its discretion the service fees rate in the future. The service fees are eliminated upon consolidation. Reshuffle Shanghai shall exclusively own intellectual properties arising from the performance of this agreement except for those technologies independently developed by the VIEs and subject to certain conditions under this agreement including that Reshuffle Shanghai shall have the right to purchase such technologies at the purchase price of RMB1.00 or the lowest price permitted by law. The Exclusive Technical Consulting and Services Agreements between Reshuffle Shanghai and Quan Toodou, Suzao and Gaishi became effective on May 10, 2006 (amended on April 11, 2007 and August 31, 2010), May 20, 2009 (amended on August 31, 2010), and March 2, 2009 (amended on August 31, 2010), respectively. All the Exclusive Technical Consulting and Services Agreements shall remain valid until they are terminated in writing by the shareholders of the VIEs and Reshuffle Shanghai or until either a VIE or Reshuffle Shanghai ceases its business.

The balances of service fees payable by the VIEs to Reshuffle Shanghai as of December 31, 2010 and 2011 were RMB303,929,509 and RMB642,033,595, respectively. The service fees charged from Reshuffle Shanghai to the VIEs for the years ended December 31, 2009, 2010 and 2011 were RMB62,439,084, RMB235,827,779 and RMB346,037,350, respectively.

As a result of these agreements, Reshuffle Shanghai exercises effective control over the VIEs, receives all of the economic benefits and residual interest and absorbs all of the risks and expected losses from the VIEs, and has an exclusive call option to purchase all the equity interest in the VIEs at a minimal price. Therefore, Reshuffle Shanghai is considered as the primary beneficiary of these VIEs and accordingly the financial statements of these VIEs are consolidated in the Company’s consolidated financial statements.

The Company believes that Reshuffle Shanghai’s contractual arrangements with the VIEs are in compliance with PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements and if the shareholders of the VIEs were to reduce their interest in the Company, their interests may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing the VIE not to pay the service fees when required to do so.

The Company’s ability to control the VIEs also depends on the voting power Reshuffle Shanghai obtained under the Proxy Agreement to vote on all matters requiring shareholder approval in the VIEs. As noted above, the Company believes this Proxy Agreement is legally enforceable but may not be as effective as direct equity ownership, given the uncertainty in the PRC legal system.

In addition, if the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the PRC government could, among other things:

•	revoke the Group’s business and operating licenses;

•	require the Group to discontinue or restrict operations;

•	restrict the Group’s right to issue the invoice and collect revenues;

•	block the Group’s websites;

•	require the Group to restructure the operations in such a way as to compel the Group to establish a new enterprise, re-apply for the necessary licenses or relocate our businesses, staff and assets;

•

impose additional conditions or requirements with which the Group may not be able to comply; or take other regulatory or enforcement actions against the Group that could be harmful to the Group’s business.

The imposition of any of these penalties may result in a material and adverse effect on the Group’s ability to conduct the business. In addition, if the imposition of any of these penalties causes the Group to lose the rights to direct the activities of the VIEs and their subsidiaries or the right to receive their economic benefits, the Group would no longer be able to consolidate the VIEs. However, the Group does not believe that any penalties imposed or actions taken by the PRC Government would result in the liquidation of the Company, Reshuffle Shanghai, or the VIEs.

Summary stand-alone financial information of Quan Toodou and its subsidiary was as follows:

	December 31,
	2009	2010	2011
	RMB	RMB	RMB
Total assets	88,496,963	307,113,445	403,486,026
Total liabilities	145,990,387	490,954,831	979,437,294

	Years ended December 31,
	2009	2010	2011
	RMB	RMB	RMB
Revenues	100,796,851	329,453,609	572,613,750
Cost of revenues(1)	108,665,769	327,809,837	696,489,193
Net loss	(51,685,411)	(136,252,251)	(407,207,701)

(1)	The cost of revenues of Quan Toodou includes the service fees paid/payable to Reshuffle Shanghai according to the Exclusive Technical Consulting and Services Agreements between Reshuffle Shanghai and Quan Toodou as discussed above. The service fees paid/payable to Reshuffle Shanghai for the years ended December 31, 2009, 2010 and 2011 were RMB62,439,084, RMB235,827,779 and RMB346,037,350, respectively, which were fully eliminated during the consolidation.

Suzao and Gaishi do not currently carry out any significant activities for the Group.

2. Summary of Significant Accounting Policies

a. Basis of presentation and Use of estimates

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) for all periods presented.

Significant accounting policies followed by the Group in the preparation of its accompanying consolidated financial statements are summarized below.

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities, the disclosure of contingent liabilities at the date of the financial statements, and the reported revenues and expenses during the reported periods. These estimates are based on management’s best knowledge of current events and actions that the Group may take in the future. Actual results could materially differ from these estimates.

Significant accounting estimates reflected in the Group’s financial statements mainly include share-based compensation, allowance for doubtful accounts, valuation of deferred tax assets, useful lives of equipment, amortization and net realizable value of premium licensed content and impairment for long-lived assets,

The Group operates with significant losses, which principally resulted from investments in equipments, premium licensed contents and the lease of internet bandwidth. As of December 31, 2011, the accumulated deficits of the Group were RMB1,327,843,993. The Group believes that its current cash balance will be sufficient to meet the Group’s operating cash flow for the period of twelve months from the balance sheet date. The Company also believes that it can obtain sufficient funding through additional issuance of equity shares or loans to finance future capital commitments and for working capital purposes in the foreseeable future. The consolidated financial statements have therefore been prepared on a going concern basis.

b. Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and VIE subsidiaries for which the Company is the primary beneficiary. All significant transactions and balances among the Company, its subsidiaries and VIE subsidiaries have been eliminated upon consolidation.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power; has the power to appoint or remove the majority of the members of the board of directors; to cast majority of votes at the meeting of the board of directors or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

Accounting Standards Codification (“ASC”) 810 “Consolidation” provides guidance on the identification of and financial reporting for entities over which control is achieved through means other than voting interests, which requires certain VIEs to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity risk for the entity to finance its activities without additional subordinated financial support from other parties. Through the above contractual arrangements, the Company holds all the variable interests of the VIEs and has been determined to be the primary beneficiary of the VIEs.

Pursuant to the contractual arrangements with the VIEs, the Company has the power to direct activities of the VIEs, or can transfer out the assets of the VIEs primarily in the form of the service fees paid by the VIEs. Therefore, the Company is of the view that it has control over the asset of a consolidated VIE to the extent permitted by the applicable PRC law and the contractual arrangements. As all the consolidated VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the consolidated VIEs, which consisted of accounts payable of RMB 765 million and accrued expenses and other current liabilities of RMB 181 million as of December 31, 2011, respectively. Currently there is no contractual arrangement that could require the Company to provide additional financial support to the consolidated VIEs. As the Company is conducting certain business in the PRC mainly through the VIEs, the Company may provide such support on a discretionary basis in the future, which could expose the Company to a loss.

Claims for Quan Toodou’s shares

On October 11, 2010, the ex-wife of Mr. Gary Wei Wang, the founder and chief executive officer of the Company who holds 95% of the equity interests in Quan Toodou, initiated a lawsuit against him in a local court in Shanghai, PRC and claimed for the division of the 76% equity interest of Quan Toodou held by Mr. Wang, which she alleged to form part of the community property during their marriage. On November 10, 2010, the court approved the plaintiff’s application and issued Asset Conservatory Notification on November 17, 2010 and imposed restrictions on transfer, disposal or payment of dividend on the 95% equity interest in Quan Toodou held by Mr. Wang for period from November 12, 2010 to November 11, 2012. This notification was delivered to Mr. Wang on November 19, 2010 by the court.

On November 23, 2010, the court released the restriction on the 95% equity interests in Quan Toodou and issued another Asset Conservatory Notification to restrict the transfer, disposal or payment of dividend on the 38% equity interests in Quan Toodou (“Frozen Equity”), which represents the plaintiff’s claim of her portion of the community assets. The court did not specify the period of the conservatory measures and normally, it should be no longer than 2 years according to PRC judicial practice.

Subsequently, the Company has evaluated the potential impact of the lawsuit on the contractual arrangements it has currently in place with Quan Toodou based on the advice of its PRC legal counsel.

Based on the advice from the Company’s PRC legal counsel, the restrictions imposed under the conservatory measures did not impact the validity and performance of any of the agreements entered into between Reshuffle Shanghai and Mr. Wang as the nominee shareholder of Quan Toodou and between Reshuffle Shanghai and Quan Toodou. Consequently, prior to the litigation and issuance of the Asset Conservatory Notification, it did not impact the Company’s previous accounting conclusion on the consolidation of Quan Toodou.

Based on the advice of the Company’s PRC legal counsel, upon the issuance of the conservatory measures as set out in the Asset Conservatory Notification, the Company concluded that all of these agreements discussed in Note 1 are still valid. While the overall performance of these agreements is still intact, certain restrictions have been imposed as a result of the conservatory measures on the following agreements:

•

Proxy Agreement—The conservatory measures prohibited the use of voting rights to transfer, dispose or distribute dividend on the Frozen Equity. However, Reshuffle Shanghai could continue to exercise full voting rights on all other matters, including making all the operational and financial decisions.

•

Option Agreement—the exercise of the option agreement was not allowed under the conservatory measure, however, the exercise under this agreement is subject to restrictions under the current PRC laws regardless of the conservatory measures. Given the PRC laws and regulations prohibit or restrict foreign ownership of companies that provide advertising services and hold ICP license and the License for Transmission of Audio-Visual Programs through the Internet at present, the Company is not allowed to exercise the option to acquire the equity interest in Quan Toodou until the PRC Laws allows foreign ownerships in Internet-related and mobile value-added service businesses. Therefore, the temporary restriction from the conservatory measures had no substantial impact on this agreement currently.

•

Equity Interest Pledge Agreement—while the transfer, disposal or dividend distribution on the pledged Frozen Equity upon exercise of Reshuffle Shanghai’s right was prohibited by the conservatory measures, the pledge was still effective and the entire 95% of Mr. Wang’s holding in Quan Toodou continued to be pledged in favor of Reshuffle Shanghai.

•	Loan Agreements—the transfer of the underlying equity interest collateralized related to Frozen Equity was prohibited (same as the Equity Interest Pledge Agreement).

•

Exclusive Technical Consulting and Service Agreement—The conservatory measure was unlikely to have adverse impact on this agreement as it was signed between Quan Toodou and Reshuffle Shanghai, which was not the subject matter of the conservatory measures.

Although the conservatory measures had imposed certain restrictions on the above agreements, these restrictions did not affect the ability of Reshuffle Shanghai’s control over the Quan Toodou, as it could continue to exert full control on its operation and finance decisions, enforce the equity pledge and loan agreements as long as it did not dispose, transfer or distribute dividends on the Frozen Equity. In addition, Reshuffle Shanghai would continue to absorb the losses and fund the operations of Quan Toodou through a series of loan agreements, and obtain a majority of the potential benefits of Quan Toodou through the enforcement of the Exclusive Technical Consulting and Service Agreement. Consequently, the contractual agreements that were in place continue to enable Reshuffle Shanghai to have control over Quan Toodou, and Quan Toodou remained as the consolidated VIE during the period asset conservatory measures was in effect. In addition, the Company would continue to absorb the 100% of the cumulative deficit of Quan Toodou during the period the conservatory measures were in effect as the restrictions imposed did not alleviate the Company’s obligations to absorb losses.

The lawsuit between Mr. Wang and his ex-wife was concluded through settlement directed by the court on June 10, 2011 and pursuant to a court ruling, Mr. Wang is entitled to the equity interests in any companies that are directly or indirectly held by him. In exchange, Mr. Wang has agreed to pay the plaintiff a cash amount before June 2012 and an additional cash amount in the event of an initial public offering, merger, acquisition, reorganization or a similar transaction of the Company within two years after such event. As of December 31, 2011, Mr. Wang had partially paid the total amount. According to Mr. Wang, he is willing and will be able to perform and will pay the remaining amount within two years of the initial public offering of the Company. Based on the Company’s assessment, the likelihood that Mr. Wang will not fulfill his obligations under the court ruling is remote. In the meantime, the court also issued an order releasing the conservatory measures imposed by the Assets Conservatory Notification. However, if Mr. Wang fails to fully perform his obligations under the court ruling, Mr. Wang’s personal assets, including the equity interests of the companies that are directly or indirectly held by him, will be subject to the court’s enforcement measures. If Mr. Wang does not fully perform his obligations for whatever reasons, and as a result of the court’s enforcement measures, Mr. Wang must transfer part or all of his equity interest in Quan Toodou to his ex-wife or any other third party. If that were to happen, the Company may have to re-negotiate with Mr. Wang’s ex-wife or such other third party and request such person to become a party to the contractual arrangements with Quan Toodou. If such person does not become a party to these contractual arrangements, with such person obtains more than one-third of the equity interests of Quan Toodou, such person may have certain protective rights, i.e., the power to veto certain critical corporate actions of Quan Toodou, such as increases or decreases in registered capital, amendment of the articles of association, merger, division or dissolution of Quan Toodou and change of company’s form. The potential limitation of control over Quan Toodou could cause significant disruption to the Company’s business, operations and financial condition which could have a negative impact on the Company’s execution of such corporate actions. If such person does not become a party to these contractual arrangements, with such person obtains more than a half of the equity interests of Quan Toodou, the Company will be unable to continue to consolidate Quan Toodou.

c. Functional Currency and Foreign Currency Translation

Functional Currency

An entity’s functional currency is the currency of the primary economic environment in which it operates, normally that is the currency of the environment in which it primarily generates and expends cash. Management’s judgment is essential to determine the functional currency by assessing various indicators, such as cash flows, sales price and market, expenses, financing and intercompany transactions and arrangements. The functional currency of the Company, the Company’s subsidiaries and VIEs is the Renminbi (“RMB”), the official currency in the PRC.

Foreign Currency Translation

Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People’s Bank of China (the “PBOC”) prevailing at the dates of the transactions. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of operations. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the PBOC at the applicable balance sheet dates. Such exchange gains or losses are separately presented in the accompanying consolidated statements of operations.

d. Fair value of financial instruments

On January 1, 2008, the Company adopted Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures, for financial assets and liabilities. On January 1, 2009, the Company also adopted the statement for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. ASC 820 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions the guidance establishes a three-tier value hierarchy, which prioritizes the inputs used in measuring fair value as follows: (Level 1) observable inputs such as quoted prices in active markets; (Level 2) inputs other than the quoted prices in active markets that are observable either directly or indirectly, or quoted prices in less active markets; and (Level 3) unobservable inputs with respect to which there is little or no market data, which require the Company to develop its own assumptions. This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. On a recurring basis, the Company measures certain financial assets at fair value.

The Company’s financial instruments consist principally of cash and cash equivalents, short-term investments, accounts receivable, accounts payable and certain accrued expenses. Short-term investments are limited to time deposits with original maturities longer than three months and less than one year. As of December 31, 2010 and 2011, the respective carrying values of financial instruments approximated their fair values based on their short-term maturities.

Financial assets and liabilities measured and recognized at fair value on a recurring basis and classified under the appropriate level of the fair value hierarchy as described above was as follows:

As of December 31, 2010	Level 1	Level 2	Level 3	Total

Financial assets
Cash in bank	97,275,297	—	—	97,275,297
Restricted cash	66,227,000	—	—	66,227,000
Bank deposit with the maturity term below 3 months	165,875,478	—	—	165,875,478
Bank deposit with the maturity term greater than 3 months but less than 1 year	5,837,246	—	—	5,837,246

Total	335,215,021	—	—	335,215,021

Financial liabilities
Warrants to purchase Series E
Preferred Shares (Note 10)			154,039,611	154,039,611

As of December 31, 2011	Level 1	Level 2	Level 3	Total

Financial assets
Cash in bank	872,000,453	—	—	872,000,453
Restricted cash	96,786,719	—	—	96,786,719

Total	968,787,172	—	—	968,787,172

In accordance with the provisions of the Impairment or Disposal of Long-Lived Assets Subsections of ASC 360–10-35, long-lived assets held and used were written down to their fair value whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. The determination of fair value of the long-lived assets acquired involves significant judgments and estimates, including, but are not limited to, comparable market transactions, quotes, future cash flows, business plans, technological improvements or obsolesces, and operating results. Impairment charges of RMB 2,372,289, zero and zero related to computer hardware and other equipment was recognized for the years ended December 31, 2009, 2010 and 2011 (Note 4).

Financial assets and liabilities measured and recognized at fair value on a non-recurring basis and classified under the appropriate level of the fair value hierarchy as described above was as follows:

As of December 31, 2009	Carrying	Fair Value Measurement Using			Total Loss
	Amount	Level 1	Level 2	Level 3
Computer hardware and other equipment	72,425,312			70,053,023	(2,372,289)

Following is reconciliation of the beginning and ending balances of warrants measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended December 31, 2010 and 2011:

	Amount (RMB)	Amount (RMB)

Balance as on January 1, 2010		—
Issuance of warrants		29,359,551
Changes in fair value of warrants recorded in income statement		124,680,060

Balance as on December 31, 2010		154,039,611

Balance as on January 1, 2011		154,039,611
Changes in fair value of warrants recorded in income statement		113,732,565
Exercise of warrants
Proceeds from the exercise of warrants	160,423,540	—
Cash conversion of Series E preferred shares (resulting from the exercise of warrants) to Class B Ordinary Shares	(160,423,540)	—

Cashless conversion of Series E preferred shares (resulting from the exercise of warrant ) to Class B Ordinary Shares	—	(267,772,176)

Balance as on December 31, 2011		—

In determining the fair value of the warrants, the Company applied the Black-Scholes option pricing model. The assumptions used in the Black-Scholes option pricing model are disclosed in Note 12.

e. Cash and cash equivalents

Cash and cash equivalents represent cash on hand, demand deposits placed with banks or other financial institutions, which have original maturities of three months or less. Cash and cash equivalents balance as of December 31, 2010 and 2011 primarily consist of the following currencies:

	As of December 31, 2010		As of December 31, 2011
	Amount	RMB equivalent	Amount	RMB equivalent

RMB	19,967,338	19,967,338	752,024,482	752,024,482
HKD	—	—	57,839	46,890
US$	36,719,248	243,180,562	19,033,643	119,929,081
AUD	434	2,875	—	—

Total		263,150,775		872,000,453

f. Restricted Cash

Restricted cash are deposits designated as collateral for the short-term borrowings.

g. Short term investment

Short-term investments comprise time deposits with maturity terms of three months or more but due within one year. The carrying values of time deposits approximate fair value because of their short maturities. The interest earned is recognized in the income statement over the contractual term of the deposit.

h. Accounts receivable, net

The carrying value of accounts receivable is reduced by an allowance that reflects the Company’s best estimate of the amounts that will not be collected. The Company makes estimations for the collectability of accounts receivable considering many factors including but not limited to reviewing delinquent accounts receivable, performing aging analysis, customer credit analysis, analyzing historical bad debt records and financial conditions of the customers, resulting in their inability to make payments due to the Company. The following table summarized the details of the Company’s allowance for doubtful accounts:

	December 31
	2009	2010	2011
	RMB	RMB	RMB

Balance at beginning of year	—	3,515,026	7,500,531
Provision for doubtful accounts	3,515,026	7,500,531	44,155,087
Write-off for doubtful accounts	—	(3,515,026)	(7,500,531)

Balance at end of year	3,515,026	7,500,531	44,155,087

i. Equipment

Equipments are stated at cost less accumulated depreciation and impairment loss, if any.

Equipments are depreciated over their estimated useful lives on a straight-line basis. Residual rate is determined based on the economic value of the equipment at the end of the estimated useful lives as a percentage the original cost. The residual values and estimated useful lives are as follows:

Category	Residual rate	Estimated useful life
Computer hardware and other equipment	5%	36 months
Furniture, fixture and office equipment	5%	36 months
Motor vehicle	5%	48 months
Leasehold improvements	—	Shorter of the estimated useful lives or the lease term

j. Intangible assets and other assets

Intangible assets and other assets with definite useful lives are stated at cost and are amortized using the straight-line method over the estimated useful lives. The Company does not amortize intangible assets and other assets with indefinite useful live, rather such assets are required to be tested for impairment at least annually or sooner whenever events or changes in circumstances indicate that the assets may be impaired.

k. Premium Content licensed and produced

Apart from the videos contents uploaded by the users for which the Group does not need to pay, the Group also licenses premium content from external vendors and produces certain content in-house. As of December 31, 2011, the licensed content and in-house produced content is RMB 205,864,823 and RMB 8,214,506, respectively.

The re-run of premium licensed content is amortized over their respective licensing periods on a straight line basis. The new release of premium licensed content, which can be shown simultaneously with the TV stations or shortly after the first show on TV stations, is amortized over their respective licensing periods using the double declining balance method, an accelerated depreciation method. The weighted average amortization period of the premium licensed content was 1.0 years, 2.0 years and 2.25 years during 2009, 2010 and 2011 respectively.

The Company evaluates the net realizable value for recoverability of the premium licensed contents by grouping the premium licensed contents presented on its website into six categories as re-run of movies and TV series, new release of TV series, variety shows, music, animations and others. The premium licensed contents are carried at the lower of unamortized cost or net realizable value pursuant to ASC 920-350-35-3. Under the net realizable value approach, the Company compares the unamortized cost of each group of the premium licensed contents to the expected net realizable value that are attributable to that respective category of contents, which is the estimated future cash inflows related to this particular group of contents less the direct costs to deliver these contents at each quarter end. A write-down is recorded if the net realizable value is lower than the net carrying value. Once the write-down is recorded, it establishes a new cost basis and cannot be subsequently reversed.

Following the guidance under ASC 926-20-25, the Company capitalizes the direct costs incurred in physical production of the in-house content to the amount of revenue contracted for each the in-house content. With respect to production costs of episodic television series, until the Company can establish estimates of secondary market revenue, such revenues are not considered when assessing the recovery of content produced in-house. As of December 31, 2010 and 2011, the Company has not been able to reasonably and reliably establish any estimates of secondary market revenue. Therefore, the Company has not considered secondary market revenue when assessing the recovery of the in-house produced content. The contents produced in-house are amortized over their projected useful life of 6 to 8 months, which equals to their respective contracted revenue period. The capitalized costs for content produced in-house are subject to assessment for impairment in accordance with ASC 926-20-35-12 to 35-18 if an event or change in circumstances indicates that the fair value is less than its unamortized costs. There has been no impairment recognized relating to the content produced in-house in any of the years presented.

For the years ended December 31, 2009, 2010 and 2011, the Company recorded amortization expense for premium licensed content of RMB8,006,828, RMB24,209,941, RMB97,546,423, amortization expense for in-house produced content of zero, RMB1,586,500 and RMB7,312,500 and write-down for premium licensed content of RMB1,904,074, RMB10,712,277 and zero respectively in cost of revenues.

l. Impairment of long-lived assets

The Company applies ASC 360-10-35, “Property, Plant and Equipment”, and reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to receive from use of the assets and their eventual disposition. If the sum of the estimated undiscounted future cash flow is less than the carrying amount of the assets, the Company recognizes an impairment loss equal to the excess of the carrying value over the fair value of the assets.

When impairment is recognized, the adjusted carrying amount of the underlying property, plant and equipment becomes its new cost basis. The new cost basis is depreciated over the remaining useful life of the asset. Impairment charges of RMB 2,372,289, zero and zero related to computer hardware and other equipment was recognized for the years ended December 31, 2009, 2010 and 2011 (Note 4).

m. Revenue recognition

In accordance with ASC 605, Revenue Recognition, the Group recognizes revenue when the following criteria are met: persuasive evidence of an arrangement exists, the sales price is fixed or determinable, delivery has occurred and collectability is reasonably assured.

Online Brand advertising

The Group’s revenues are derived principally from online brand advertising arrangements, where the advertisers pay to place their advertisements on the Company’s online video platform in different formats. Such formats generally include pre-roll or post-roll video advertisements, in-roll logos, background advertisements, banners, buttons, links and stream advertisements. In addition, the Company provides innovative and differentiated online advertising services including event sponsorships and interactive advertising.

Advertisements on the Company’s online video platform are charged either based on the agreed number of clicks per day over the agreement period or on per day basis. In the first case, the delivery of service occurs when users click on the designated videos clips and there is an actual display of the embedded advertisement per the terms of the agreement. In the latter case, the delivery is not linked to displays, but occurs as the advertisement is hosted each day. The period of online advertising arrangements ranges from 2 to 4 weeks, and for other innovative services ranges from 1 to 2 months.

The amount is agreed under each agreement (multiple element or single deliverable) and is invoiced to the customer at the end of the agreement period when all the services have been rendered. The Company generally provides a credit term of up to 90 days to its customers.

Most of the Company’s customer contracts are multiple element arrangements, including placements of different types of advertisements on its website, which entitle the Company to bill and collect from its customers only after all of the elements of the arrangement have been delivered. There is generally no objective evidence available with respect to the fair values of the individual elements to be delivered. Revenue is recognized for these contracts upon completion.

On January 1, 2011, the Company adopted ASU No.2009-13 Revenue Recognition—Multiple-Deliverable Revenue Arrangements (“ASU No.2009-13”) prospectively, ASU 2009-13 requires the Company to allocate multi-element revenue arrangement to each element using the relative selling price method according to the best estimated selling price for each element in a multi-element arrangement. As noted above, the Company’s entitlement to payment from customers is contingent upon the completion of the delivery of all elements within the multiple-element revenue arrangements. As a result, the Company continues to recognize the revenue upon completion of delivery of all the elements involved in the arrangements according to the Company’s contractual rights and obligations in the multi-element advertising contracts with the customers. The adoption of ASU No.2009-13 did not have an impact to the Company’s financial statements.

A relatively few multiple-element customer contracts entered into in 2010 provided that each of the elements within the arrangement be delivered in uniform combination and allow the Company the right to payment as the elements are delivered. The revenue was recognized based on the proportion of the obligation performed. Prior to 2010, the Company also entered into a small number of single element revenue arrangements with the customers. The revenue was recognized either on a straight line basis over the contract period when the performance obligations were uniform over the contract period; or based on the proportion of the obligation performed when the performance obligation was based on number of clicks. There were RMB750,000 of unbilled revenue included in the receivable balance related to the multiple element arrangements where the revenue is recognized based on the proportion of the obligation performed described above as of December 31, 2010. The Company did not have such arrangement in 2011.

Prior to entering into contracts, the Group makes a credit assessment of the advertisers and advertising agencies to assess the collectability of the contract.

The Group typically enters into advertising contracts with third-party advertising agencies. The Group offers agency fees to third-party advertising agencies that purchase our advertising services on behalf of advertisers. The agency fees paid by the Group to advertising agencies are based on certain percentage of revenue generated and such percentage is agreed with the agencies based on the different target revenue volumes. The Group records revenues on a net basis and the associated agencies expenses are recorded as deduction to the revenue in the consolidated statement of operation over the period when the related revenue was recognized. The advertising agency fees were RMB24,081,317, RMB55,001,949 and RMB 92,994,209 for the years ended December 31, 2009, 2010 and 2011, respectively.

The Group does not enter into advertising-for-advertising barter transactions.

Mobile video services

The Group currently also generates revenue from mobile video services through the partnership agreement with the third party mobile network operator. The Group provides video clips to the mobile network operator for its mobile phone users. Users pay a monthly subscription fee to the mobile network operator for access to the video channel or pay on a per-clip download basis, and the Company shares the fees collected by the mobile network operator for such services. Mobile video service revenue is recognized in the month in which the service is performed based on the information obtained from a platform operated by the mobile network operator and the monthly reports from the mobile network operator. Differences noted, if any, between the information received from the platform and the monthly report are adjusted at each month end. There has been no significant difference noted during the years presented.

The revenues recognized under the arrangement represent only the Group’s shares of the revenues to be received from the mobile network operator, i.e. recorded on a net basis. The Group is not the primary obligor in the arrangement, nor does it enter into contract with end customers or has the price setting capabilities, rather the Group provides the content to the mobile network operator in accordance with the operator’s overall strategy and requirements.

Sub-licensing revenues

The Group also generates revenues from the sub-licensing agreements for some content licensed from third party vendors. The exclusive licensing agreements the Group entered into with the vendors has a definitive license period and including the rights to sublicense these content to other third parties. The Group enters into a non-exclusive sub-license agreement with the sub-licensee for a period that falls within the original exclusive license period. The Company receives a fixed amount of the sub-license fee upfront under the sub-licensing arrangements and does not have any future obligation once it has provided the underlying tape/disk to the sub-licensee (which is provided at or before the beginning of the sub-license period). In accordance with ASC 926-605, Entertainment-Films, Revenue Recognition, the Group recognizes the amount of the sub-license fee as revenue at the beginning of the sub-license period only when the Company meets all the following criteria: persuasive evidence of a sub-licensing arrangement with a customer exists, the content has been delivered or is available for immediate and unconditional delivery, the sub-license period of the arrangement has begun and the customer can begin its exploitation, exhibition, or sale, the arrangement fee is fixed or determinable and collection of the arrangement fee is reasonably assured. The Group started the sub-licensing in year 2010 and recognized the sub-licensing revenue of RMB 4,625,308 and RMB 11,456,906 for the years ended December 31, 2010 and 2011.

Effective January 1, 2012, all entities in Shanghai are subject to value-added tax, which is excluded from revenue (Note 13(d)).

n. Cost of revenue

Cost of revenues consist of employee costs associated with the platform operation, depreciation expenses, internet bandwidth leasing costs, amortization and write down of video content licensed or produced, agency fee for mobile video services to third party mobile agencies, advertisement expenses and other outside service fees.

o. Sales and marketing expenses

Sales and marketing expenses comprise primarily of the sales and marketing personnel payroll compensation and related employee costs, promotion expenses and the sales commission paid to the sales team.

p. Government grants

Government grants are originally recorded as liabilities when received upfront. Depending on the nature of the grants, the grants then are recognized as a reduction of expense or asset in the period when the Group has met all of the conditions attached to the grants and the collection of payment is probable. As of December 31, 2010 and 2011, the Company recorded a deferred liability for cash subsidies received from the PRC government of RMB 3,000,000 and RMB 3,200,000 (Note 9), because the Group has not met all of the conditions attached to the grants at the respective period end.

q. Advertising costs

The Group expenses advertising costs as incurred. Total advertising expenses were RMB 7,157,698, RMB 17,167,965 and RMB 94,838,249 for the years ended December 31, 2009, 2010, 2011, respectively, and have been included as part of sales and marketing expenses.

r. Taxation

Income taxes

Current income taxes are provided on the basis of income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for tax purposes, in accordance with the regulations of the relevant tax jurisdictions.

The Company follows ASC 740, “Income Taxes”, and accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the tax consequences attributable to differences between carrying amounts of existing assets and liabilities in financial statement, their respective tax basis, and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled.

A valuation allowance is provided to reduce the carrying amount of deferred tax assets if it is considered more likely than not that some portion, or all, of the deferred tax assets will not be realized. Accordingly, the Company considers various tax planning strategies, forecasts of future taxable income and its most recent operating results in assessing the need for a valuation allowance. The effect on deferred tax assets and liabilities arising from change in tax rates is recognized in statements of operations in the period of such change.

The Company adopted ASC 740-10-25. Since the adoption, the Group assesses and recognizes uncertain tax positions (if any) following the guidance. The Group classifies any interest and/or penalties related to unrecognized tax benefits as a component of income tax provisions.

Sales taxes

The Group is subject to sales taxes of 9.5% with a business tax of 5% and a cultural and educational related surcharge of 4.5% on the provision of advertising services. In 2011, the cultural and educational related surcharge rate decreased to 3.5% on the provision of advertising services.

Value-added taxes

In November 2011, the Ministry of Finance released Circular Caishui [2011] No. 111 mandating Shanghai to be the pilot of a tax reform program. Effective January 1, 2012, all entities in Shanghai that fall in the category of “selected modern service industries” will switch from a business tax payer and become a value-added taxes (“VAT”) payer. All of our subsidiaries in Shanghai are subject to VAT at a rate of 6% with VAT invoice and no longer paying 5% business tax from January 1, 2012 onwards.

s. Employee social security and welfare benefit

The PRC employees of the Company’s subsidiary and consolidated VIEs incorporated in the PRC are entitled to staff welfare benefits, including medical care, welfare subsidies, unemployment insurance and pension benefits. These companies are required to pay for the employee social benefits based upon certain percentages of employees’ salaries in accordance with the relevant regulations, and to make contributions to the state-sponsored pension and medical plans. Employee social benefits included as expenses in the accompanying statements of operations amounted RMB 5,978,104, RMB 11,041,993 and RMB 22,937,975 for the year ended December 31, 2009, 2010 and 2011, respectively. The PRC government is directly responsible for the benefits and ultimate pension liabilities to employees.

t. Share-based compensation

The Company accounts for the share option granted to employees under provisions of ASC 718, “Stock Compensation”. In accordance with ASC 718, the Company determines whether a share option should be classified and accounted for as a liability award or equity award. All grants of share-based awards to employees and directors classified as equity awards are recognized in the financial statements based on their grant date fair values which are calculated using Black-Scholes option pricing model. All grants of share-based awards to employees and directors classified as liability awards are remeasured at the end of each reporting period with an adjustment for fair value recorded to the current period expense in order to properly reflect the cumulative expense based on the current fair value of the vested rewards over the vesting periods.

The Company has elected to recognize compensation expense on share-based awards with service condition only on a straight-line basis over the requisite service period, which is generally the vesting period.

ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Share-based compensation expense was recorded net of estimated forfeitures such that expense was recorded only for those share-based awards that are expected to vest.

According to ASC 718, a change in any of the terms or conditions of stock options shall be accounted for as a modification of the plan. Therefore, the Company calculates incremental compensation cost of a modification as the excess of the fair value of the modified option over the fair value of the original option immediately before its terms are modified, measured based on the share price and other pertinent factors at the modification date. For vested options, the Company would recognize incremental compensation cost in the period the modification occurs and for unvested options, the Company would recognize, over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date.

u. Comprehensive loss

The Company applies ASC 220, “Comprehensive Income”, with respect to reporting and presentation of comprehensive loss. The comprehensive loss of the Company only comprises of net loss as the Company did not have any other comprehensive income item in the years ended December 31, 2009, 2010 and 2011, respectively.

v. Profit appropriation and statutory reserves

The Company’s PRC subsidiary and VIEs are required to allocate at least 10% of their after-tax profit, after the recovery of accumulated deficit under PRC accounting regulations to the general reserve in accordance with the relevant PRC regulations until the general reserve has reached 50% of the registered capital of each company. Appropriations to the enterprise expansion fund, staff welfare and bonus fund are at the discretion of the board of directors of the subsidiaries. These reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances, or cash dividends. As of December 31, 2010 and 2011, all the Company’s PRC subsidiaries and VIEs were in accumulated deficit position with negative net assets under both PRC accounting regulations and US GAAP. Therefore, irrespective of the PRC regulations and the Asset Conservatory Notification as disclosed in Note 2(b), as of December 31, 2010 and 2011, none of the Company’s PRC subsidiaries is in the position to distribute any amount to the Company nor has appropriated any amount to statutory reserves.

w. Operating lease

Leases where substantially all the risks and rewards of ownership of the underlying assets remain with the lessors are accounted for as operating leases. Payments made under operating lease to the lessors, net of any incentives, are charged to the consolidated statements of operations on a straight-line basis over the lease periods.

x. Dividends

Dividends are recognized when declared. No dividends were declared for the year ended December 31, 2009, 2010 and 2011, respectively. The Group does not have any present plan to pay any dividends on ordinary shares in the foreseeable future. The Group currently intends to retain the available funds and any future earnings to operate and expand its business.

y. Segment reporting

The Group’s revenues are derived principally from online brand advertising from advertisers all located in PRC.

Based on the criteria established by ASC 280 “Segment Reporting”, the Group’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. The Group has internal reporting that does not distinguish between markets or segments, and reports the entire business as a whole. Hence, the Group has only one operating segment. In addition, the Group operates in the PRC and all of the Group’s long-lived assets are located in the PRC.

z. Loss per share

In accordance with ASC 260, “Earnings Per Share”, basic loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net loss is allocated between ordinary shares and other participating securities based on their participation rights. Net losses are not allocated to other participating securities if based on their contractual terms they are not obligated to share in the losses. Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of ordinary shares issuable upon the conversion of the convertible preferred shares using the if-converted method and ordinary shares issuable upon the exercise of outstanding stock options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted loss per share calculation when inclusion of such instruments would be anti-dilutive.

aa. Convenience translation

Translations of amounts from RMB into United States dollars (“US$”) as of and for the year ended December 31,, 2011 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.2939, representing the noon buying rate in The City of New York for cable transfers of RMB, as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 30, 2011, or at any other rate.

bb. Recent accounting pronouncements

In May 2011, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs” (ASU 2011-04). This newly issued accounting standard clarifies the application of certain existing fair value measurement guidance and expands the disclosures for fair value measurements that are estimated using significant unobservable (Level 3) inputs. This ASU is effective on a prospective basis for annual and interim reporting periods beginning on or after December 15, 2011. The adoption of this standard is not expected to have a material impact on the Company’s financial position or results of operations.

In June 2011, the FASB issued ASU No. 2011-05, “Comprehensive Income (Topic 220): Presentation of Comprehensive Income” (ASU 2011-05). This newly issued accounting standard (1) eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity; (2) requires the consecutive presentation of the statement of net income and other comprehensive income; and (3) requires an entity to present reclassification adjustments on the face of the financial statements from other comprehensive income to net income. The amendments in this ASU do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income nor do the amendments affect how earnings per share is calculated or presented. In December 2011, the FASB issued ASU No. 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05, which defers the requirement within ASU 2011-05 to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. During the deferral, entities should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect prior to the issuance of ASU 2011-05. These ASUs are required to be applied retrospectively and are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The adoption of these standards is not expected to have a material impact on our financial position or results of operations.

3. Prepayments and other receivables

	December 31
	2010	2011
	RMB	RMB

Rental deposit	2,554,234	4,293,987
Advances to suppliers	1,798,055	2,342,214
Staff advances	2,566,536	1,574,345
Deferred expenses relating to the initial public offering (1)	13,796,622	—
Prepaid bandwidth cost	1,324,391	2,500,667
Prepaid professional expenses	—	1,264,680
Prepaid rental expenses	1,332,782	1,575,795
Prepaid promotion and marketing expenses	1,627,266	2,001,853
Others	3,299,918	2,335,196

Total	28,299,804	17,888,737

(1) - Deferred expenses relating to the initial public offering represent costs incurred by the Company directly attributable to a proposed offering of the Company’s equity shares in the United States and they were charged against the gross proceeds from such offering and net of the additional paid in capital. The unpaid deferred expenses relating to the initial public offering were RMB 9,822,804 and zero as of December 31, 2010 and 2011, respectively (Note 9).

4. Equipment

Equipment and related accumulated depreciation were as follows:

	(59,727,298)	(59,727,298)	(59,727,298)
	December 31, 2009
	Gross amount	Impairment	Net amount
	RMB	RMB	RMB

Computer hardware and other equipment	72,425,312	(2,372,289)	70,053,023
Furniture, fixture and office equipment	1,870,401	—	1,870,401
Motor vehicle	1,169,548	—	1,169,548
Leasehold improvements	5,444,473	—	5,444,473

Less: accumulated depreciation	(39,045,481)	—	(39,045,481)

Equipment, net	41,864,253	(2,372,289)	39,491,964

	(59,727,298)	(59,727,298)	(59,727,298)
	December 31, 2010
	Gross amount	Impairment	Net amount
	RMB	RMB	RMB

Computer hardware and other equipment	91,281,374	—	91,281,374
Furniture, fixture and office equipment	2,998,103	—	2,998,103
Motor vehicle	1,169,548	—	1,169,548
Leasehold improvements	10,684,089	—	10,684,089

Less: accumulated depreciation	(59,727,298)	—	(59,727,298)

Equipment, net	46,405,816	—	46,405,816

	December 31, 2011
	Gross amount	Impairment	Net amount
	RMB	RMB	RMB

Computer hardware and other equipment	157,938,992	—	157,938,992
Furniture, fixture and office equipment	4,141,761	—	4,141,761
Motor vehicle	1,719,926	—	1,719,926
Leasehold improvements	13,740,420	—	13,740,420

Less: accumulated depreciation	(88,753,196)	—	(88,753,196)

Equipment, net	88,787,903	—	88,787,903

The depreciation charges recognized for the years ended December 31, 2009, 2010 and 2011 were summarized as follows:

	Years ended December 31
	2009	2010	2011
	RMB	RMB	RMB

Cost of revenues	16,913,152	17,240,634	24,002,801
General and administrative expenses	1,557,818	2,596,832	4,619,471
Sales and marketing expenses	1,158,822	844,195	992,331

Total depreciation charge	19,629,792	20,681,661	29,614,603

The Company recognized an impairment loss of RMB2,372,289, zero and zero for the year ended December 31, 2009, 2010 and 2011, respectively.

5. Intangible assets

	December 31, 2010
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
	RMB	RMB	RMB
Software	1,291,750	—	1,291,750
Trademark	334,540	—	334,540

Total intangible assets	1,626,290	—	1,626,290

	December 31, 2011
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
	RMB	RMB	RMB
Software	4,376,867	(350,469)	4,026,398
PRC advertising license qualification right (1)	1,827,302	(5,076)	1,822,226
Trademark	334,540	—	334,540

Total intangible assets	6,538,709	(355,545)	6,183,164

(1) - On January 16, 2011, the Company entered into an agreement to acquire Global Media, a shell company incorporated in and existing under the law of Hong Kong with the cash consideration of HK$ 2.2 million. The acquisition has been completed on February 22, 2011. The Company determined that the acquisition of Global Media shall be accounted for as an asset acquisition of its PRC advertising license qualification right as it did not meet the definition of a business as pursuant to ASC 805-20-20 and ASC 805-10-55-4 through 805-10-55-9. The PRC advertising license qualification right is amortized over the licensing period of 30 years upon approval by the PRC government in December 2011, which is the time the Company can begin to use such qualification right.

The software purchased has an estimated useful life of 5 years. The trademark acquired has an indefinite useful life.

For the years presented, the Company did not record any impairment for intangible assets. The Company estimates amortization expenses for each of the succeeding five years as follows:

2012	1,012,257
2013	1,012,257
2014	1,012,257
2015	949,455
2016	344,732

Total	4,330,958

6. Other assets

	December 31, 2010
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
	RMB	RMB	RMB

Golf club membership	4,353,859	—	4,353,859

	December 31, 2011
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
	RMB	RMB	RMB

Golf club membership	4,353,859	(142,361)	4,211,498

In December 2010, the Group purchased two golf club memberships from third parties at a total consideration of RMB4,353,859. The golf club memberships are amortized over the remaining useful life until July 2041. For the year ended December 31, 2011, amortization expense of RMB142,361 was recognized.

For the years presented, the Company did not recognize any impairment charge. The Company estimates amortization expenses for each of the succeeding five years as follows:

2012	142,361
2013	142,361
2014	142,361
2015	142,361
2016	142,361

Total	711,805

7. Other long-term receivables

	December 31
	2010	2011
	RMB	RMB

Long term deposit	—	10,000,000

In August 2011, the Company entered into a cooperation agreement with an unrelated third party, which provides the users of the Company with access to a group of selected video contents. This cooperation agreement will end in November 2013, upon signing of the cooperation agreement, the Company paid a deposit of RMB 10 million and the amount will be refunded after the cooperation agreement ends. Under the cooperation agreement, the Company agreed to pay the unrelated third party either a fixed minimum guarantee or based on the agreed upon payment formula, whichever is higher. In 2011, the Company incurred content access cost of RMB 4,056,798 related to this arrangement, which has been included in the cost of revenue.

8. Short term loans

The Group borrowed short-term loans from several commercial banks in the PRC. As of December 31, 2010 and 2011, the short-term bank loans are analyzed as follows:

	December 31, 2010 RMB	December 31, 2011 RMB

Secured	61,243,510	83,343,510

(i)	In April 2010, Reshuffle Shanghai entered into a facility loan agreement with a PRC commercial bank with the total facility of US$ 9 million in RMB equivalent borrowing. The facility could be drawn in a six-month period and the repayment term for each loan should not exceed one year. In March 2011, Reshuffle Shanghai renewed the facility loan agreement with the total facility of US$ 15 million in RMB equivalent borrowing with a term of 12 months. As of December 31, 2010 and 2011, the short-term loans under this facility are collateralized by the Company’s bank deposit of US$ 10,000,000 (RMB 66,227,000) and US$ 7,360,777 (RMB 46,379,519), respectively. There is covenant associated with the facility loan agreement that during the facility period. As of December 31, 2011, the Company was in compliance with the covenant. As of December 31, 2011, the unused facility under the facility loan agreement was US$ 8.4 million.

As of December 31, 2010 and 2011, the loan balance under the facility loan agreement are RMB 61,243,510 and RMB 41,800,000, respectively with the activities as follows,

•	In April 2010, the Group took a bank loan of RMB 30,700,000. The short-term bank loan bore an interest rate of 4.73% per annum with a repayment term of six months. The loan was repaid in October 2010.

•	In July 2010, the Group took a bank loan of RMB 6,000,000. The short-term bank loan bore an interest rate of 5.31% per annum with a repayment term of one year. The loan was repaid in July 2011.

•	In July 2010, the Group took a bank loan of RMB 4,000,000. The short-term bank loan bore an interest rate of 5.31% per annum with a repayment term of one year. The loan was repaid in July 2011.

•

In September 2010, the Group took a bank loan of RMB 20,543,510. The short-term bank loan bore an interest rate of 5.31% per annum with a repayment term of one year. This loan was extended for another two months in September 2011 and was repaid in November 2011.

•

In October 2010, the Group took a bank loan of RMB 30,700,000. The short-term bank loan bore an interest rate of 5.56% per annum with a repayment term of six months. In April 2011, the repayment term was extended to April 2012.

•	In April 2011, the Group took a bank loan of RMB 8,000,000. The short-term bank loan bore an interest rate of 7.10% per annum with a repayment term of one year.

•	In June 2011, the Group took a bank loan of RMB 3,100,000. The short-term bank loan bore an interest rate of 7.10% per annum with a repayment term of one year.

(ii)	In July and September 2011, the Group took a bank loan of RMB 10,000,000 and RMB 11,000,000, respectively, from a PRC commercial bank. The short-term bank loans bore an interest rate of 7.22% per annum with a repayment term of one year and are collateralized by the Company’s bank deposit of US$ 4,000,000 (RMB 25,203,600).

(iii)	In October 2011, the Group took bank loan of RMB 20,543,510 from a PRC commercial bank. The short-term bank loans bore an interest rate of 7.22% per annum with a repayment term of one year and are collateralized by the Company’s bank deposit of US$ 4,000,000 (RMB 25,203,600).

Interest expense on short term loans for the year ended December 31, 2010 and 2011 was RMB 2,181,616 and RMB 4,695,664, respectively.

9. Accrued liabilities and other payables

	December 31
	2010	2011
	RMB	RMB

Agency fees-advertisement	60,703,555	91,239,936
Payroll and welfare	36,164,412	64,890,846
Promotional and marketing cost	3,057,692	29,991,465
Mobile video service fee	3,342,483	15,923,488
Tax levies	9,989,511	13,336,221
Conditional grant (1)	3,000,000	3,200,000
Unearned commission received from depository bank (2)	—	2,550,981
Payable relating to initial public offering (Note 3)	9,822,804	—
Professional fee	3,931,798	5,083,956
Litigation accrual (Note 15(b) and 17 (a))	3,481,086	1,389,132
Others	1,497,556	3,158,484

Total	134,990,897	230,764,509

(1) - In January 2010, the Company received RMB 1 million from the Shanghai Xuhui District government as grant upon changing its registered office, which was further subject to Licheng, paying specified amount of taxes before October 2010. The Company did not meet the specified condition and has recorded the amount as a payable.

In August 2010, the Company received RMB 2 million from Shanghai Economic and Information Committee as a grant to support the Group’s internal research and development activities, which was subject to the ongoing review and final inspection by the government and require the Company to spend certain amount of research and development cost. As of December 31, 2010 and 2011 respectively, the amount of grant received was recorded as payable as the Company has not met all of conditions attached to the grant.

In January 2011, the Company received RMB 0.2 million from the Human Resource Center of Shanghai Ministry of Publicity as a grant for the project of an online video distance education system, which was subject to the ongoing review and final inspection by the government. As of December 31, 2011, the Company has not met all the conditions attached to the grant.

(2) - In August 2011, the Company entered into an agreement with a depository bank, which agreed to reimburse up to US$ 1.6 million to the Company’s expenses incurred in connection with the advancement of the Company’s ADS and investor relations programs in the next five years. The Company initially recorded the payment from the depository bank as liabilities and then recognized as a reduction to general and administrative expenses over the beneficial period of five years. The Company received US$ 436,398 (RMB 2,759,475) in the year ended December 31, 2011 and recorded RMB 208,494 as a reduction of general and administrative expenses for the year ended December 31, 2011.

10. Redeemable Convertible Preferred Shares and Convertible Loan

Redeemable Convertible Preferred Shares and Convertible Loan

In January 2006, the Company issued 6,000,000 Series A Preferred Shares for an aggregate purchase price of US$ 499,980 (RMB 3,977,591) or US$ 0.083 per Series A Preferred Share.

In May 2006, the Company issued 11,333,340 Series B Redeemable Convertible Preferred Shares (“Series B Preferred Shares”) for an aggregate purchase price of US$ 8,499,985 (RMB 67,621,631) or US$ 0.75 per Series B Preferred Share and incurred direct equity issuance costs of RMB 652,612.

In April 2007, the Company issued 13,781,800 Series C Redeemable Convertible Preferred Shares (“Series C Preferred Shares”) for an aggregate purchase price of US$ 19,000,000 (RMB 146,349,600) or US$ 1.379 per Series C Preferred Share and incurred direct equity issuance costs of RMB 552,526.

In March 2008, the Company issued 21,671,117 Series D Redeemable Convertible Preferred Shares (“Series D Preferred Shares”) for an aggregate purchase price of US$ 56,800,000 (RMB 394,260,668) or US$ 2.621 per Series D Preferred Share and incurred direct equity issuance costs of RMB 928,212.

In April 2010, the Company entered into an agreement with several institutional investors and issued a convertible loan (the “Convertible Loan”) for an aggregated amount of US$15 million (RMB 102,394,500). The Convertible Loan expired on January 30, 2012 and carried an interest of 10% per annum starting from January 31, 2011. According to the agreement, if the Company can complete the issuance of Series E Redeemable Convertible Preferred Shares (“Series E Preferred Shares”) before December 31, 2010, the convertible loan shall be automatically converted into the Series E Preferred Shares with the conversion price equal to the issuance price of Series E Preferred Shares. However, if the Company cannot complete the issuance of Series E Preferred Shares before December 31, 2010, upon the exercise of the conversion option by the investors, the convertible loan shall be converted to the Series D Preferred Shares at the conversion price mutually agreed by the Company and the investors then. The investors can require the Company to repay the Convertible Loan or the Company can repay it any time after January 30, 2011 if the conversion option has not been exercised.

In connection with the issuance of the Convertible Loan, the Company also issued 2,769,264 warrants to the respective holders of the Convertible Loan to purchase up to US$ 7.5 million Series E Preferred Shares, with an initial exercise price at the original issue price of the Series E Preferred Shares. The warrants have an exercise period ending on the earlier of (a) the fifth anniversary of the issuance date and (b) the closing of Qualified IPO.

In July 2010, the Company issued 18,461,767 Series E Preferred Shares for an aggregate purchase price of US$ 50,000,000 or US$ 2.7083 per Series E Preferred Share, including 5,538,531 Series E Preferred Shares issued through conversion of the Convertible Loan afore-mentioned for an aggregated conversion price of US$ 15 million, or share conversion price of US$ 2.7083.

In connection with the issuance of the Series E Preferred Shares, the Company also issued 6,461,614 warrants to the Series E Preferred Shareholder (other than the holders of the Convertible Loan) to purchase up to US$ 17.5 million Series E Preferred Shares, with an initial exercise price at the original issue price of the Series E Preferred Shares. The warrants have an exercise period ending on the earlier of (a) the fifth anniversary of the issuance date and (b) the closing of Qualified IPO. As of December 31, 2010, there were 9,230,878 warrants issued and outstanding, and in November 2010, the Company received the exercise notice from all the holders of the warrants as follows:

•

Holders of warrants to purchase 9,083,185 Series E preferred shares (further convertible into equivalent number of ordinary shares) with the aggregated exercise price of US$ 24.6 million agreed to exercise the warrants immediately prior to the closing of Qualified IPO.

•

Holders of warrants to purchase 147,693 Series E preferred shares (further convertible into equivalent number of ordinary shares) with the aggregated exercise price of US$ 0.4 million agreed to exercise the warrants i) immediately prior to the closing of Qualified IPO and ii) if and only if the per share price at which ordinary shares are sold in the Qualified IPO equals or exceeds the exercise price of the warrants.

As of December 31, 2010, the Series A, B, C, D and E Preferred Shares (collectively the “Preferred Shares”) are comprised of the following:

Series	Issuance Date	Shares Issued and Outstanding	Issue Price Per Share	Proceeds from issuance, net of issuance costs	Carrying amount
			US$	US$	RMB
A	January, 2006	6,000,000	0.083	499,980	3,977,591
B	May, 2006	11,333,340	0.750	8,417,952	66,969,019
C	April, 2007	13,781,800	1.379	18,928,295	145,797,074
D	March, 2008	21,671,117	2.621	56,666,275	393,332,456
E	July, 2010	18,461,767	2.708	49,880,000	338,828,580

		71,248,024

Upon completion of the initial public offering of the Company in August 2011, Series A, B, C, D and E Preferred Shares automatically converted into 69,914,684 Class B ordinary shares. In addition, all warrants were exercised to 9,230,878 Series E Preferred Shares on the date when the Company consummated its initial public offering with the conversion price of US$ 2.7083, for a total cash consideration of US$ 25 million (RMB160,423,540), the Series E Preferred Shares as the result of the exercise of the warrants were also automatically converted into 9,230,878 Class B ordinary shares.

All Series Preferred Shares had a par value of US$ 0.0001 per share. The rights, preferences and privileges of the Preferred Shares were follows:

Conversion

Each preferred share was convertible, at the option of the holder, at any time after the date of issuance of such preferred shares into such number of ordinary shares according to a conversion ratio determined by dividing the original issuance price by the applicable conversion price, and was subject to adjustments for dilution as follows:

•	Additional ordinary shares issued at a price lower than the effective conversion price;

•	Dividends on and distribution of ordinary shares;

•	Combination or reclassification of ordinary shares;

•	Receipt of any distribution payable in securities of the Company other than ordinary shares;

•	Ordinary shares issuable upon conversion changed into the same or different number of shares of any other classes;

•	Recapitalization, exchange or substitution of the ordinary shares;

•	Subdivision of Preferred Shares

Each share of Series A, Series C, Series D and Series E Preferred Share was convertible into one ordinary share. The conversion price of Series B Preferred Share was initially equal to US$ 0.75, per the agreement and was subsequently adjusted to US$0.85 as the Company met the agreed criteria relating to the actual number of IP visitors to the website of the Company following the 2006 year end. Thereafter, due to the change in conversion price to US$0.85 as compared with the issue price of US$0.75, each share of Series B Preferred Share is convertible into 0.88 ordinary share.

Each preferred share was automatically convertible into the number of shares of ordinary share into which such shares are convertible upon the earlier of any of the following events: (i) affirmative vote or written consent of the holders of two-thirds of the preferred shares then outstanding, voting together as a single class, or (ii) the closing of a first firm commitment underwritten Qualified IPO. The Qualified IPO was defined as an effective registration statement under the U.S. Securities Act of 1933, as amended, covering the offer and sale of ordinary shares to the public with gross cash proceeds to the Company in respect of all such ordinary shares so offered of at least US$80 million, representing a pre-money market valuation of the Company of at least US$450 million.

As of December 31, 2010, the Company had reserved 69,914,684 ordinary shares, respectively for the conversion of the preferred shares based on the respective conversion ratio of each series.

Redemption

Beginning on or after twenty four months following the issuance of the Series E Preferred Shares, the preferred shares were redeemable as follows:

a)	Upon request by holders of at least two-thirds (2/3) of the then outstanding fully-paid Preferred Shares (voting together on an as-converted basis), the Company shall redeem all, but not less than all, of the then outstanding fully-paid Preferred Shares, by paying a redemption price as defined below.

b)	Upon request by holders of not less than 50% of then outstanding Series E Preferred Shares, the Company shall redeem all of the outstanding Series E Preferred Shares. Holders of at least fifty percent 50% of the Series D Preferred Shares, holders of at least fifty percent 50% of the Series C Preferred Shares, holders of at least 50% of the then outstanding Series B Preferred Shares and/or holders of at least 50% of the Series A Preferred Shares, each voting separately as separate classes, shall have the right to request the Company to redeem all of the Series D Preferred Shares, Series C Preferred Shares and/or the Series B Preferred Shares and/or the Series A Preferred Shares, together with the fully-paid Series E Preferred Shares, by paying a redemption price as defined below. If the assets and funds distributed among the holders are insufficient to permit the payment of the full preferential amounts, then the holders of Series D Preferred Shares shall be entitled to be paid first out of the assets of the Company available for distribution, prior and in preference to any payment on all other series of preferred shares and ordinary shares, followed in sequence by Series C Preferred Shares, Series B Preferred Shares and Series A Preferred Shares.

The redemption price should be equal to:

a)	With respect to the Series A Preferred Shares, the Original Purchase Price x (1.25)^N plus all declared but unpaid dividends, “N” means a fraction the numerator of which is the number of calendar days from the date on which the first Series A Preferred Share was issued up to and including the date on which such Series A Preferred Shares are redeemed and the denominator of which is 365.

b)	With respect to the Series B, C and D Preferred Shares, the Original Purchase Price plus all declared but unpaid dividends.

c)	With respect to the Series E Preferred Shares, the 150% Original Purchase Price, plus all any declared but unpaid dividends.

Due to its redemption features described above, the Company classified the Preferred Shares in the mezzanine section of the consolidated balance sheets in accordance with ASC 480-10-S99. In addition, the carrying value of the preferred shares was adjusted for accretion and the translation difference with a corresponding adjustment to accumulated deficits.

Liquidation

In the event of any liquidation, dissolution or winding up of the Company, either voluntarily or involuntarily, the holders of preferred shares shall be entitled to receive an amount per share equal to 150% to 200% of the original purchase price plus all dividends accrued, or declared and unpaid. If the assets and funds distributed among the holders are insufficient to permit the payment of the full preferential amounts, then the holders of Series E Preferred Shares shall be entitled to be paid first out of the assets of the Company available for distribution among the Shareholders, prior and in preference to any payment on all other series of preferred shares and ordinary shares, followed in sequence by Series D Preferred Shares, Series C Preferred Shares, Series B Preferred Shares, Series A Preferred Shares and ordinary shares. After payment of the full amounts from above, the remaining assets of the Company available for distribution shall be distributed ratably among the holders of preferred shares and ordinary shares in proportion to the number of outstanding shares held by each such holder on an as converted basis.

Dividends

No dividends shall be declared or paid to any holders of the preferred or ordinary share unless approved unanimously by Board of Directors. Holders of the preferred shares are entitled to participate in dividends on an as converted basis with the ordinary shares when and if declared by the Board of Directors. No dividends on preferred and ordinary shares have been declared since the inception through December 31, 2011.

Voting Rights

The holder of each Preferred Share shall be entitled to the number of votes equal to the number of Ordinary Share into which such Preferred Share could be converted at the record date for determination of the members entitled to vote on such matter, or, if no such record date is established, at the date such vote is taken or any written consent of members is solicited. The Preferred Shareholders shall vote together with ordinary shareholders, and not as a separate class or series.

Following the application of ASC 480 and ASC 815-40-25, the warrants issued to the Series E Preferred Shareholders (including the warrants issued with the Convertible Loan) are classified as liability. The proceeds from the issuance of the Convertible Loan and warrants are first allocated to the warrants based upon the fair value of the warrants being the amount of RMB10,966,998 and the residual amount of proceeds with amount of RMB91,427,502 are allocated to the Convertible Loan. The carrying amount of the Convertible Loan is accreted to the full repayment amount at the earliest repayment date. The accreted interest was recorded as interest expense over the period. The Convertible loan was converted to Series E Preferred Shares in July, 2010. For the year ended December 31, 2010, the interest expense from the accretion was RMB10,249,998, net of the foreign exchange gain of RMB718,000 resulting from the fluctuation of the foreign currency exchange rates from the date of issuance of the Convertible Loan to the date of its conversion. The proceeds from the issuance of the Series E Preferred Shares and warrants are also first allocated to the warrants based upon the fair value of the warrants being the amount of RMB18,392,553 and the residual amount of proceeds with amount of RMB218,041,527 are allocated to the Series E Preferred Shares.

In accordance with ASC 480-10-S99-3A, and consistent with the accounting for Series A, B, C and D preferred shares, the carrying value of the Series E preferred shares was adjusted for accretion to the redemption price over the period from the date of issuance to the first possible redemption date (which is twenty four months from its issuance date) using the interest method and the translation difference with a corresponding adjustment to accumulated deficits. The warrants were carried subsequently at fair value and the changes in the fair value on each balance sheet dates are recognized separately in the consolidated statements of operations. The losses arising from changes in the fair values of the warrants were RMB124,680,060 and RMB113,732,565 in the year ended December 31, 2010 and 2011, respectively.

Prior to its initial public offering in August 2011, when determining the fair value of the warrants, the Company applied the Black-Scholes option pricing model with the following assumptions.

	April 15, 2010	July 28, 2010	December 31, 2010

Expected volatility (%)	42	31	37
Expected dividend yield (%)	—	—	—
Expected term (years)	1.61	1.31	0.50
Risk-free interest rate (per annum) (%)	1.55	1.54	1.11

•

Expected volatility was estimated based on average annualized standard deviation of the share price of comparable listed companies and applied certain discount for a period equal to the expected term preceding the valuation date.

•	Expected dividends are considered as zero because the Company has no history or expectation of paying dividends on its ordinary shares.

•

The expected term was determined based on the expected timing of completion of the IPO since the warrants have an exercise period ending on the earlier of (a) the fifth anniversary of the issuance date and (b) the closing of Qualified IPO.

•	Risk-free interest rates are based on the derived market yield of the US$ denominated Chinese government bonds for the term approximating the expected life of the warrants at the time of valuation.

Upon the initial public offering, the Company measured the fair value of the warrants before their exercise using IPO price of US$ 7.25 per ordinary share with its exercise price of US$ 2.7083 per ordinary share.

The Company assessed the beneficial conversion feature attributable to the Convertible Loan in accordance with ASC 470-20 and determined that at the commitment date, there was a contingent beneficial conversion feature with amount of RMB 10,966,998 which was recognized as beneficial conversion charge expense in the consolidated statements of operations upon the automatic conversion of Convertible Loan upon issuance of Series E Preferred Shares. There was no beneficial conversion feature recorded for Series E preferred shares.

11. Ordinary Shares

In November 2005, the Company issued 12,000,000 ordinary shares to the founders for a consideration of US$ 12,000, equal to the par value of US$ 0.0001.

The holders of the ordinary shares are granted certain registration rights, which include Demand Registration Rights, Form S-3 or Form F-3 Registration Rights and Piggyback Registration Rights. All registration expenses incurred in connection with any demand, piggyback or S-3/F-3 registration, other than any underwriting discounts and selling commissions, shall be borne by the Company.

As of December 31, 2010, the Company was authorized to issue a maximum number of 9,928,751,976 ordinary shares, respectively, at par value of US$0.0001 per share.

On October 28, 2010, the shareholders of the Company adopted a dual-class ordinary share structure effective immediately prior to the completion of the IPO pursuant to which the ordinary shares of the Company are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to four votes on all matters subject to shareholders’ vote, and each Class B ordinary share is entitled to one vote on all matters subject to shareholders’ vote. Each Class A ordinary share is convertible into one Class B ordinary share at any time by the holder thereof. Class B ordinary shares are not convertible into Class A ordinary shares under any circumstances. The dual-class ordinary share structure is viewed as a transfer of value or compensation from holders of Class B ordinary shares to the benefits of Mr. Gary Wei Wang, the sole director and a beneficial owner of First Easy Group Limited, which is the holder of Class A ordinary shares, as an employee in accordance with ASC 718-10-15-4. Therefore, when the dual class structure became effective immediately prior to the completion of the IPO in August 2011, a compensation charge should be recorded based on the incremental fair value and was measured on October 28, 2010, which was considered as the grant date. Based on the assessment the Company performed, the incremental fair value was not material to the Company’s consolidated results of operations or financial condition.

In August 2011, the Company adopted its Amended and Restated Memorandum of Association, pursuant to which, immediately prior to the completion of its initial public offering, the authorized share capital of the Company increased to US$ 1,000,000, divided into a) 9,990,000,000 ordinary shares with a par value of US$ 0.0001 each, of which i) 12,357,500 shares were designated as Class A Ordinary Shares and ii) 9,977,642,500 shares were designated as Class B Ordinary Shares, and b) 10,000,000 preferred shares of a par value of US$ 0.0001 each. Upon the completion of its initial public offering in August 2011, 12,000,000 ordinary shares were divided into 8,913,333 class A Ordinary Shares and 3,086,667 Class B Ordinary Shares, and the Company issued 1) 69,914,684 Class B Ordinary Shares in conjunction with the conversion of all Series A, B, C, D and E Preferred Shares, 2) 9,230,878 Class B Ordinary Shares for the exercise of the all the warrants by warrant holders and 3) 22,280,000 Class B Ordinary Shares with the IPO price of US$ 7.25 per share for the initial public offering.

As of December 31, 2011, the Company was authorized to issue a maximum number of 9,990,000,000 ordinary shares, respectively, at par value of US$0.0001 per share and total 113,425,562 shares were issued and outstanding, comprised of (i) 8,913,333 Class A Ordinary Shares and (ii) 104,512,229 Class B Ordinary Shares.

12. Share-Based Compensation

In February 2006, the Board of Directors of the Company passed a resolution to adopt Stock Option Plan (“the Option Plan”) that provides for the granting of options to key employees to acquire ordinary shares of the Company at an exercise price as determined by the Administrator or the Board at the time of grant. Upon this resolution, the Board of Directors and shareholders authorized and reserved 2,000,000 ordinary shares for the issuance under the Plan. In September 2006, the Board of Director of the Company passed a resolution to increase the number of shares reserved for issuance under the Plan by 1,111,110 ordinary shares to 3,111,110 ordinary shares. In April 2007, the Board of Director of the Company passed a resolution to increase the number of shares reserved for issuance under the Plan by 1,530,000 ordinary shares to 4,641,110 ordinary shares. In March 2008, the Board of Director of the Company passed a resolution to increase the number of shares reserved for issuance under the Plan to 5,244,398 ordinary shares. In June 2008, the number of ordinary shares reserved for option issuance under the Plan increased to 7,050,324 ordinary shares. In July 2010, the number of ordinary shares reserved for option issuance under the Plan increased to 12,240,118 ordinary shares.

On July 25, 2011, the shareholders of the Company passed a resolution to increase the number of ordinary shares reserved for issuance under the Option Plan of the Company. Upon this resolution, the aggregate number of ordinary shares reserved for issuance under the Option Plan was 14,123,214 for 2011, and for each of the subsequent four years, the number of ordinary shares reserved for issuance under the Option Plan will increase annually by two percent of the Basic Share Number (as defined below). The Basic Share Number equals: (i) 96,037,898 for the calendar year of 2011, and (ii) for subsequent calendar years, 102% of the Basic Share Number for the prior calendar year. No more than 5,000,000 ordinary shares may be issued upon the exercise of the incentive options as defined under the Option Plan.

The contractual term of the share option under the Option Plan is five years. The options contain service condition with the vesting period of four years, with 25% of the options vesting every year. Except for the vesting period of the option granted on August 20, 2008 to certain directors of the Company, which has a vesting period of sixteen months. As disclosed in Note 2(x), the Company’s share-based compensation cost is measured at the value of the award as calculated under the Black-Scholes option pricing model.

Option modification

During the years ended December 31, 2009 and 2010, the employees leaving the Company applied to the Company to extend the exercise period of the vested options from 90 days since the termination date to the actual IPO date. The Management of the Company approved to extend the exercisable period of the vested options granted until after the IPO date for some of the employees who were leaving the Company. Such extensions have been limited, and were at the sole discretion of the Company and were considered based on the employment term or contribution of the respective employee to the Company. All employees who were granted the extension had entered into amendments to their original option agreements with the Company. The Company recorded incremental compensation cost of RMB26,829 and RMB126,400 for years ended December 31, 2009 and 2010, respectively on the date the vested options were modified. There was no option modification in 2011.

In July 2010, the Board of Directors resolved to modify the Option Plan that if the Board determined that the IPO of the Company is unlikely to be consummated prior to the original expiration date of the options granted under the Option Plan, upon the application of the grantee, the Board may in its sole discretion to extend the exercisable period of the vested options granted until after the IPO date. All employees who were granted the extension had entered into amendments to their original option agreements with the Company. The Company recorded the incremental compensation cost of RMB33,679 for the year ended December 31, 2010 in respect of such modification.

On October 28, 2010, the Company modified the options granted to Mr. Gary Wei Wang, the founder and chief executive officer of the Company, on August 20, 2008 to enable him to purchase the Class A Ordinary Shares of the Company, when and if the dual-class ordinary share structure became effective, upon exercise of these options. All other terms and conditions remain unchanged. The dual class structure became effective immediately prior to the completion of the IPO, the incremental value resulting from Mr. Gary Wei Wang receives Class A ordinary shares should be recognized as compensation charge immediately after IPO. Based on the assessment the Company performed, the amount was not material to the Company’s consolidated results of operations or financial condition.

A summary of all granted options under the Option Plan was presented below (in US Dollars, except shares):

	Number of Options	Average Exercise Price
		US$
Balance as of December 31, 2008	5,650,695	0.91
Granted	708,600	1.40
Forfeited	(244,000)	0.78
Cancelled	(13,600)	1.40

Balance as of December 31, 2009	6,101,695	1.02
Granted	1,729,700	2.75
Forfeited	(646,600)	1.67

Balance as of December 31, 2010	7,184,795	1.38
Granted	2,838,600	4.57
Forfeited	(746,300)	2.64

Balance as of December 31, 2011	9,277,095	2.24

Exercisable as of December 31, 2011	5,238,233	1.07

The following table summarizes information about share options outstanding as of December 31, 2011:

	Options outstanding			Options exercisable
Exercise price	Number of options outstanding	Remaining contractual life (years)	Aggregate Intrinsic Value (US$)	Number exercisable	Remaining contractual life (years)	Aggregate Intrinsic Value (US$)

US$0.001	1,055,000	—	2,894,920	1,055,000	—	2,894,920
US$0.100	319,000	—	843,755	319,000	—	843,755
US$0.300	326,600	0.26	798,537	310,550	0.22	759,295
US$1.400	3,672,295	1.49	4,939,237	3,175,408	1.45	4,270,923
US$2.800	573,600	3.18	—	164,950	3.19	—
US$2.708	706,600	3.56	25,932	213,325	3.56	7,829
US$4.956	1,608,300	4.06	—	—	—	—
US$4.088	915,700	4.78	—	—	—	—
US$2.600	100,000	4.97	—	—	—	—

Total	9,277,095		9,502,381	5,238,233		8,776,722

The aggregate intrinsic value of options outstanding and options exercisable as of December 31, 2010 was calculated as the difference between the estimated fair value of the Company’s ordinary shares as of December 31, 2010 and the exercise price of the share options. The aggregate intrinsic value of options outstanding and options exercisable as of December 31, 2011 was calculated as the difference between the market price of the Company’s ordinary shares as of December 31, 2011 and the exercise price of the share options.

Prior to the Company’s IPO, the Company has accounted for its options granted to employees as liability awards as the exercise price was denominated in US$ while the functional currency of the Company is RMB and the underlying shares were not publicly traded. The share-based compensation liability was initially recognized at estimated fair-value on the date of grant and was subsequently remeasured at the end of each reporting period with an adjustment for the estimated fair-value recorded to the current period expense in order to properly reflect the cumulative expense based on the current estimated fair value of the vested options over the vesting period.

Subsequent to the Company’s initial public offering, the Company accounts for its options granted to employees as equity awards, as the Company’s shares are now publicly traded. In addition, the liability awards were reclassified to equity awards on the date of the Company’s initial public offering. The fair value of the liability awards outstanding was remeasured with the fair value of the share-based liabilities relating to the vested options reclassified to Additional Paid-in Capital and the fair value of the unvested options to be recognized over the remaining requisite service period as compensation expenses.

For the years ended December 31, 2009, 2010 and 2011, RMB 11,522,350, RMB 104,576,369 and RMB 105,034,741 were recorded as share-based compensation expenses. The stock-based compensation expenses of RMB 105,034,741 represented the fair value change in liability awards which has been reclassified to equity upon the Company’s initial public offering and compensation expenses for the equity awards subsequent to the IPO.

The weighted average grant-date fair values of each option for employee were US$0.87, US$2.05 and US$18.48 for the years ended December 31, 2009, 2010 and 2011. There was no income tax benefit recognized in the statements of operations for share-based compensation plans in the years ended December 31, 2009, 2010 and 2011.

Under ASC 718, the Company applied the Black-Scholes option pricing model in determining the fair value of options granted. The assumptions used to value share-based compensation awards are presented as follows:

For the years ended December 31
	2009	2010	2011

Expected volatility (%)	60-75	35-60	40-75
Expected dividend yield (%)	—	—	—
Expected term(years)	1.42-4	0.25-3.58	1.00-7.00
Risk-free interest rate (per annum) (%)	1.38-3.59	0.99-1.83	1.10-2.40

The Company estimated the expected volatility at the date of grant based on average annualized standard deviation of the share price of comparable listed companies. The Company has no history or expectation of paying dividends on its ordinary shares. The Company estimated the expected term based on the timing of the expected public offering or using the simplified method under ASC 718-10-S99, the vesting schedule and the exercise period of the options. Risk-free interest rates are based on the derived market yield of the US$ denominated Chinese Government bonds for the term approximating the expected life of award at the time of grant.

As of December 31, 2011, there was RMB 65,900,481 of unrecognized compensation cost for employee related to unvested share-based compensation arrangements granted under the Option Plan. The cost was expected to be recognized over a remaining weighted-average period of 2.95 years as of December 31, 2011.

13. Taxation

(a) Income taxes

The provisions for income taxes were summarized as follows:

Years ended December 31
	2010	2011
	RMB	RMB

Current income tax expense	—	—
Deferred tax benefit	—	—

Income tax expense	—	—

The components of loss before income taxes for PRC and non-PRC operations were as follows:

	Years ended December 31
	2009	2010	2011
	RMB	RMB	RMB

Loss arising from PRC operations	(139,225,855)	(86,563,768)	(223,774,378)
Loss arising from non-PRC operations	(5,551,298)	(260,836,069)	(287,387,388)

Loss before taxes	(144,777,153)	(347,399,837)	(511,161,766)

Income tax expense relating to PRC operations	—	—	—
Income tax benefit relating to non-PRC operations	—	—	—

	—	—	—

Cayman

Under the current laws of Cayman, the Company, being a Cayman incorporated company, is not subject to tax on income or capital gain. In addition, upon payments of dividends by the Company to its shareholders, no Cayman withholding tax will be imposed.

British Virgin Islands

Under the current tax laws of British Virgin Islands, Starcloud BVI is not subject to tax on income or capital gain. In addition, no British Virgin Islands withholding tax will be imposed on payments of dividends by Starcloud BVI to its shareholders.

PRC

In March 2007, the Chinese government enacted the Corporate Income Tax Law, and promulgated related regulations Implementing Regulations for the PRC Corporate Income Tax Law. The law and regulations went into effect on January 1, 2008. The Corporate Income Tax Law, among other things, imposes a unified income tax rate of 25% for both domestic and foreign invested enterprises. The Corporate Income Tax Law provides a five-year transitional period for those entities established before March 16, 2007, which enjoyed a favorable income tax rate of less than 25% under the previous income tax laws and regulations, to gradually change their income tax rates to 25%. Accordingly, the income tax rate is 20%, 25% and 25% in 2009, 2010 and 2011 respectively.

The following table set out the reconciliation of the statutory income tax rate and the Group’s effective tax rate:

	Years ended December 31
	2009	2010	2011

Statutory EIT rate	20.0%	25.0%	25%
Non-deductible tax losses*	(0.2%)	(18.8%)	(14.1%)
Change in valuation allowance	(19.8%)	(6.2%)	(10.9%)

Effective EIT rate	—	—	—

*	This reconciling item primarily relates to losses incurred by the Company and Starcloud BVI incorporated in BVI with no corresponding deferred tax assets, since the Company and Starcloud BVI are not subject to income tax under the Cayman and BVI laws.

(b) Deferred tax

The Group’s significant components of deferred tax assets were as follows:

	Years ended December 31
	2010	2011
	RMB	RMB

Net operating losses	88,798,333	121,369,268
Accrued liabilities	34,389,202	47,898,888
Fixed assets depreciation	428,268	1,127,603
Allowance for doubtful accounts	1,875,133	11,038,772

Total	125,490,936	181,434,531
Less: Valuation allowance	(125,490,936)	(181,434,531)

Net deferred tax assets	—	—

As of December 31, 2009, 2010 and 2011, valuation allowances were provided for tax losses carry-forward and other deferred tax assets because it was more likely than not that such deferred tax will not be realized based on the Group’s estimate of its future taxable income. Accumulated tax losses of approximately RMB 389,157,840, RMB 506,083,746 and RMB 672,646,922 carried forward as of December 31, 2009, 2010 and 2011 will expire through 2012 to 2016. If any events occur in the future that allow the Group to realize more of its deferred tax assets than the presently recorded amount, an adjustment to the valuation allowances will increase income when those events occur. The Company recognized additional valuation allowances for RMB 34,806,464, RMB 21,640,942 and RMB55,943,595 during the years ended December 31, 2009, 2010 and 2011, respectively.

The Corporate Income Tax Law also imposes a 10% withholding income tax for dividends distributed by a foreign invested enterprise to its immediate holding company outside China, which were exempted under the previous income tax laws and rules. All the foreign invested enterprises are subject to withholding tax on dividends distribution effective from January 1, 2008. Since Group is currently loss making and the Company intends to reinvest its future earnings to further expand its businesses, its PRC subsidiary do not intend to declare dividends to their immediate foreign holding companies in foreseeable future.

In order to assess uncertain tax positions, the Company applies a more likely than not threshold and a two-step approach for tax position measurement and financial statement recognition. For the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon settlement. The Company did not have any uncertain tax positions for the year ended December 31, 2009, 2010 and 2011. The Company does not anticipate the uncertain tax positions to significantly increase or decrease within twelve months of December 31, 2011.

The various entities within the Group were in tax loss position during the reporting periods and as discussed above, no deferred tax asset has been recognized for the carry forward tax losses. Therefore, there was no impact of the preferential tax treatment on the loss per share.

(c) Sales taxes

The Group is subject to sales taxes of 9.5% with a business tax of 5% and a cultural and educational related surcharge of 4.5% on the provision of advertising services. In 2011, the cultural and educational related surcharge rate decreased to 3.5% on the provision of advertising services.

(d) Value-added taxes

In November 2011, the Ministry of Finance released Circular Caishui [2011] No. 111 mandating Shanghai to be the pilot of a tax reform program. Effective January 1, 2012, all entities in Shanghai that fall in the category of “selected modern service industries” will switch from a business tax payer and become a VAT payer. All of our subsidiaries in Shanghai were subject to VAT at a rate of 6% by issuing VAT invoice and stop paying 5% business tax from January 1, 2012 onwards. For the year ended December 31, 2011, there was amount of RMB 143,014,764 advertising revenue that the Company has not issued tax invoices and accordingly was subject to VAT, which was presented net of VAT of RMB 8,264,154.

14. Loss per Share

Basic and diluted net loss attributable to the Company’s ordinary shareholders per ordinary share is as follows:

	For the Years Ended December 31,
	2009	2010	2011
	RMB	RMB	RMB

Numerator:
Net loss for the year	(144,777,153)	(347,399,837)	(511,161,766)
Accretion / remeasurement for Preferred Shares	(308,439)	(14,983,908)	(14,884,953)

Numerator for basic and diluted loss per share	(145,085,592)	(362,383,745)	(526,046,719)

Denominator:
Weighted average ordinary shares outstanding for basic and diluted calculation	12,000,000	12,000,000	50,069,321

Basic and diluted loss per ordinary share	(12.09)	(30.20)	(10.51)

The potentially dilutive securities such as share based awards, preferred shares, convertible loan and warrants were not included in the calculation of dilutive loss per share because of their anti-dilutive effect.

The Company’s preferred shares are participating securities and as such would be included in the calculation of basic earnings (loss) per share under the Two-class Method in periods of net loss if, based on the contractual terms of the preferred shares, the preferred shares have a contractual obligation to share in the losses of the Company. For the years ended December 31, 2009, 2010 and 2011, it was determined that the preferred shareholders have no such obligation to share in the losses of the Company and therefore no loss was allocated to them in the computation of basic loss per share.

The following ordinary shares equivalent were excluded from the computation of diluted net loss per ordinary share for the periods presented because including them would have had an anti-dilutive effect:

	For the Years Ended December 31,
	2009	2010	2011

Preferred shares	51,452,917	69,914,684	—
Share-based awards	2,622,823	7,184,795	9,277,095
Warrants of the Series E Preferred Shares (Note 10)	—	9,230,878	—

15. Commitments and contingencies

(a) Operating lease commitments

The Group leases office premises under non-cancellable leases. Rental expenses under operating leases for the years ended December 31, 2009, 2010 and 2011 were RMB 6,806,086, RMB 8,508,838, and RMB12,267,009, respectively.

In addition, the Group also leases internet bandwidth under non-cancellable leases. Internet bandwidth leasing cost for the years ended December 31, 2009, 2010 and 2011 were RMB 74,385,535, RMB 103,634,434 and RMB 180,244,594, respectively.

As of December 31, 2011, the Group had remaining outstanding commitments in respect of its non-cancellable operating leases as follows:

RMB

2012	155,549,771
2013	47,856,122
2014	23,632,573
2015	16,122,911
2016	32,010,185

275,171,561

(b) Contingencies

The shareholders of VIEs maybe involved in personal disputes with third parties that may have adverse effect on their respective equity interests in the relevant VIEs. On October 11, 2010, the ex-wife of Mr. Gary Wei Wang, the founder and chief executive officer of the Company who holds 95% of the equity interests in Quan Toodou, initiated a lawsuit against him with a local court in Shanghai, PRC and claimed for the division of 76% equity interest of Quan Toodou held by Mr. Wang, which she alleges to form part of the community property during their marriage. The dispute has been settled by the court on June 10, 2011. The detailed evaluation and assessment of the impact has been included in Note 2(b).

The Group is subject to claims and litigations, which may arise in the normal course of business. As of December 31, 2011, there were a total of 47 lawsuits against the Company with the total claim amount of RMB 3.4 million. These claims relate to the allegations of infringement of copyrights of others as well as other claims of liability. Based on the management’s assessment of each lawsuit and advice from external PRC litigation counsel, the Group believed that it is probable that the Group could incur a loss with respect to some of these litigations, whether through reaching a final judgment on the merits or through settlement. In addition, as disclosed in Note 17(a) to the consolidated financial statements, the Company has also evaluated the subsequent litigation arose after the balance sheet date to accrue liabilities associated with claims and litigations related to events existed at December 31, 2011 as the conditions existed as of the December 31, 2011 that become probable and estimable. Accordingly, the Group collectively accrued a litigation liability of RMB 1.4 million as of December 31, 2011 associated with these claims and litigations (Note 9). Although it is reasonably possible that additional losses in excess of amounts currently accrued may be incurred, the Company does not expect such amounts to be material to its business and consolidated financial statements based on the Company’s assessment with the advice from external PRC litigation counsel and the historical outcomes.

On December 21, 2010, the Company received a letter from legal counsel representing Twentieth Century Fox Film Corporation, Universal City Studios LLLP, Viacom Inc., Paramount Pictures Corporation, and Warner Bros. Entertainment Inc. (the “Content Owners”), alleging copyright infringement by the Company. The Company has engaged a legal counsel to assist in its discussion with the Content Owners and to negotiate the additional copyright protection measures, including filtering which the Company will undertake. Subsequently the Company entered into a Content Protection Agreement with the Content Owners to undertake certain steps to prevent copyright infringement in the future on April 7, 2011. There can be no assurance that the Company will avoid legal claims in the future for past infringements by the Content Owners for material amounts. If the Content Owners successfully assert a claim for copyright infringement, the resultant liability could have a material impact on the Company’s business, financial position and results of operations. The Company has not made any provision in the consolidated financial statements as of each balance sheet date for this matter. Management has implemented a number of additional steps to improve its copyright protection policy and procedures, including upgrading its copyright infringement detection system.

Apart from the discussion above and discussion included in Note 17, the Group is not currently a party to, nor is it aware of, any legal proceeding, investigation or other claims that is likely to have a material adverse effect on its business, financial condition or results of operations. Although we have not previously been subject to legal actions for copyright infringement in jurisdictions other than the PRC, it is possible that we may be subject to such claims in the future.

16. Certain Risks and Concentration

Foreign exchange risk

The Group’s financing activities are denominated in US$. Remittances of foreign currencies into the PRC and exchange of foreign currencies into RMB require approval by foreign exchange administrative authorities and certain supporting documentation. As of December 31, 2010, the Group’s cash funds, including restricted cash, denominated in US$ 46,719,248, AUD 434 and short-term investments in EUR 662,834 are exposed to foreign exchange risk. As of December 31, 2011, the Group’s cash funds, including restricted cash, denominated in US$ 19,033,643 and HKD 57,839 are exposed to foreign exchange risk.

The Group’s revenues and purchases are generally denominated in RMB and the Group’s assets and liabilities are denominated in RMB, except for cash held in other currencies and preferred shares which are denominated in US$. RMB is not freely convertible into foreign currencies. In the PRC, foreign exchange transactions are required by law to be transacted only by authorized financial institutions at the exchange rates set by the People’s Bank of China (the “PBOC”). Remittances in currencies other than RMB by the Group in the PRC require certain supporting documentation in order to affect the remittance.

Concentration of customer risk

The Group depends on a limited number of customers for a significant portion of the revenue. The top 10 customers accounted for 52%, 46%, and 44% of the revenue for the years ended December 31, 2009, 2010 and 2011, respectively.

No individual customer accounted for over 10% of accounts receivable and revenue as of December 31, 2009, 2010 and 2011 and for the years then ended respectively.

Credit risk

As of December 31, 2010 and 2011, substantially all of the Group’s cash and cash equivalents and short-term investments were held by reputable financial institutions in the jurisdictions where the Company and its subsidiaries are located. China does not have an official deposit insurance program, nor does it have an agency similar to The Federal Deposit Insurance Corporation (FDIC) in the United States. However, the Group believes that the risk of failure of any of these PRC banks is remote. Bank failure is extremely uncommon in China and the Group believes that those Chinese banks that hold the Company’s cash, cash equivalents, short-term investments and long term time deposit are financially sound based on public available information.

The Group has not experienced any losses on its deposits of cash and cash equivalents and short-term investments. Furthermore, prior to entering into contracts, the Group makes a credit assessment of the customer to assess the collectability of the contract.

17. Subsequent Events

(a) Subsequent litigations against the Group

Subsequent to December 31, 2011, certain copyright holders filed a total of 22 lawsuits against the Company for unauthorized display of their contents on the Company’s website with the total claim amount of RMB7.3 million. Based on the management’s assessment for each lawsuit and the advice from external PRC litigation counsel, the Group believed that it is probable that it could incur a loss with respect to some of these litigations. Accordingly, as disclosed in Note 9 and 15 (b), the Group collectively accrued liabilities associated with claims and litigations related to events existed at December 31, 2011 as they become probable and could be reasonably estimated. While it is reasonably possible that additional losses in excess of amounts currently accrued may be incurred, the Company does not expect such amounts to be material to its business and consolidated financial statements based on the Company’s assessment with the advice from its external PRC litigation counsel and the historical outcomes.

In February 2012, the Company has received a notification of lawsuit filed by a third party, where the plaintiff claimed that in December 2011, the Company announced in a press conference with respect to an asserted copyright infringement by the plaintiff had constituted the unfair competitive practices and claimed a damage of RMB 4.8 million. Based on the management’s assessment and the advice from the external PRC litigation counsel, the Group believes that the likelihood that the plaintiff will prevail is remote and the potential impact if any is not likely be material to its business and the consolidated financial statements.

(b) Cooperation with Sina Weibo

In February 2012, the Company started to cooperate with Sina Weibo,which is operated by Sina Corporation, an equity investor of the Company, for its users to upload and share videos seamlessly onto the Company’s site. With such cooperation, Sina Weibo users are able to register with the Company’s site automatically using its Sina Weibo accounts and enjoy the full functionality of the Company’s site as the Company’s registered users.

(c) Establishment of Beijing Tixian Digital Science and Technology Co., Ltd. (“Beijing Tixian”)

In January 2012, Beijing Tixian, a VIE of the Company was established, which primarily engaged in animation related business. The Company, through Reshuffle Shanghai, entered into various contractual agreements with Beijing Tixian or its nominee shareholders, pursuant to which, the Company holds all of the variable interests of Beijing Tixian.

(d) Merger with Youku Inc. (“Youku”)

On March 11, 2012, the Company and Youku entered into a definitive agreement for the Company to combine with Youku in a 100% stock-for-stock transaction. Under the terms of the agreement, each Class A ordinary share and Class B Ordinary Share of the Company issued and outstanding immediately prior to the effective time of the merger will be cancelled in exchange for the right to receive 7.177 Class A Ordinary Shares of Youku, and each American depositary share (“ADS”) of the Company, each of which represents four Class B Ordinary Shares of the Company, will be cancelled in exchange for the right to receive 1.595 ADSs of Youku, each of which represents 18 Youku Class A ordinary shares resulting in the shareholders and ADS holders of Youku and the Company owning approximately 71.5% and 28.5% of the combined entity, respectively, immediately upon completion of the transaction. Upon completion, the combined entity will be named Youku Tudou Inc. Youku’s ADSs will continue to be listed on the NYSE under the symbol “YOKU”.