Form 20-F/A
period 2011-12-31
Tudou Holdings Ltd
filed 2012-06-27
CIK 1499599

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1

TO

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

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☐ Yes  ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐ Yes  ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  ☒ Yes  ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer   ☐                Accelerated filer  ☐                Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued ☐	Other by the International Accounting Standards Board ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  ☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  ☐ Yes  ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.  ☐ Yes  ☐ No

EXPLANATORY NOTE

This Amendment No. 1 (“Amendment No. 1”) to our Annual Report on Form 20-F for the year ended December 31, 2011, originally filed with the Securities and Exchange Commission on March 30, 2012 (“2011 Form 20-F”), is being filed solely for the purpose of furnishing the Agreement and Plan of Merger dated March 11, 2012 among Youku Inc., Tudou Holdings Limited and Two Merger Sub Inc. and certain voting agreements as Exhibit 4.55 through Exhibit 4.64 and updating “Item 19. Exhibits” with such exhibits included in this Amendment No.1.

We are including in this Amendment No.1 currently-dated certifications by our chief executive officer and our chief financial officer. Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any other item of the 2011 Form 20-F, or reflect any events that have occurred after the 2011 Form 20-F was originally filed. The Company’s 2011 Form 20-F, as amended by this Amendment No. 1, continues to speak as of the initial filing date of the 2011 Form 20-F.

ITEM 19.    EXHIBITS

Exhibit Number	Description of Document

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 from our Registration Statement on Form F-1 (file no. 333-170485), as amended, initially filed with the Securities and Exchange Commission on November 9, 2010).

2.1	Registrant’s specimen American Depositary Receipt (incorporated by reference to Exhibit 4.3 from our Registration Statement on Form F-1 (file no. 333-170485), as amended, initially filed with the Securities and Exchange Commission on November 9, 2010).

2.2	Specimen Certificate for Ordinary Shares of the Registrant (incorporated by reference to Exhibit 4.2 from our Registration Statement on Form F-1 (file no. 333-170485), as amended, initially filed with the Securities and Exchange Commission on November 9, 2010).

2.3	Form of Deposit Agreement among the Registrant, the Depositary and Holders and Beneficial Owners of the American Depositary Shares issued thereunder (incorporated by reference to Exhibit 1 from our Registration Statement on Form F-6 (file no. 333-170497) filed with the Securities and Exchange Commission on July 29, 2011).

4.1	Fifth Amended and Restated Shareholders’ Agreement, dated as of July 28, 2010, among StarCloud Media Co., Limited, the then shareholders of StarCloud Media Co., Limited and certain other parties listed thereunder (incorporated by reference to Exhibit 4.6 from our Registration Statement on Form F-1 (file no. 333-170485), as amended, initially filed with the Securities and Exchange Commission on November 9, 2010).

4.2	Agreement for the Transfer and Assumption of Obligations under the Series D Preferred Shares Purchase Agreement, the Series E Preferred Shares Purchase Agreement, the Fifth Amended and Restated Shareholders’ Agreement, the Fourth Amended and Restated Right of First Refusal and Co-Sale Agreement and the Fourth Amended and Restated Voting Agreement, dated as of September 21, 2010, among the Registrant, StarCloud Media Co., Limited, the then shareholders of StarCloud Media Co., Limited and certain other parties listed thereunder (incorporated by reference to Exhibit 4.10 from our Registration Statement on Form F-1 (file no. 333-170485), as amended, initially filed with the Securities and Exchange Commission on November 9, 2010).

4.3	2010 Share Incentive Plan (incorporated by reference to Exhibit 10.1 from our Registration Statement on Form F-1 (file no. 333-170485), as amended, initially filed with the Securities and Exchange Commission on November 9, 2010).

4.4	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated by reference to Exhibit 10.7 from our Registration Statement on Form F-1 (file no. 333-170485), as amended, initially filed with the Securities and Exchange Commission on November 9, 2010).

4.5	Director Agreement, dated as of July 25, 2011, between the Registrant and Conor Chia-hung Yang, an independent director appointee (incorporated by reference to Exhibit 10.8 from our Registration Statement on Form F-1 (file no. 333-170485) filed with the Securities and Exchange Commission on November 9, 2010).

4.6	Director Agreement, dated as of October 28, 2010, between the Registrant and Ted Tak-Tai Lee, an independent director appointee (incorporated by reference to Exhibit 10.9 from our Registration Statement on Form F-1 (file no. 333-170485), as amended, initially filed with the Securities and Exchange Commission on November 9, 2010).

4.7	English Translation of Form of Labor Contracts with the Registrant’s senior executives, with the attachment of Confidential Information, Invention Assignment and Non-Competition Agreement (incorporated by reference to Exhibit 10.10 from our Registration Statement on Form F-1 (file no. 333-170485), as amended, initially filed with the Securities and Exchange Commission on November 9, 2010).

4.8	English Translation of Loan Agreement, dated as of May 10, 2006, among Mr. Gary Wei Wang, Ms. Zhiqi Wang and Reshuffle Technology (Shanghai) Co., Ltd (incorporated by reference to Exhibit 10.11 from our Registration Statement on Form F-1 (file no. 333-170485), as amended, initially filed with the Securities and Exchange Commission on November 9, 2010).

4.9	English Translation of Proxy Agreement, dated as of May 10, 2006, among Mr. Gary Wei Wang, Ms. Zhiqi Wang, Quan Toodou Network Science and Technology Co., Ltd. and Reshuffle Technology (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 10.12 from our Registration Statement on Form F-1 (file no. 333-170485), as amended, initially filed with the Securities and Exchange Commission on November 9, 2010).

4.10	English Translation of Amended Exclusive Call Option Agreement, dated as of April 11, 2007, among Mr. Gary Wei Wang, Ms. Zhiqi Wang, Quan Toodou Network Science and Technology Co., Ltd. and Reshuffle Technology (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 10.13 from our Registration Statement on Form F-1 (file no. 333-170485), as amended, initially filed with the Securities and Exchange Commission on November 9, 2010).

4.11	English Translation of Intellectual Property Transfer Agreement, dated as of April 11, 2007, between Quan Toodou Network Science and Technology Co., Ltd. and Reshuffle Technology (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 10.14 from our Registration Statement on Form F-1 (file no. 333-170485), as amended, initially filed with the Securities and Exchange Commission on November 9, 2010).

4.12	English Translation of Equipment Transfer Agreement, dated as of April 11, 2007, between Quan Toodou Network Science and Technology Co., Ltd. and Reshuffle Technology (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 10.15 from our Registration Statement on Form F-1 (file no. 333-170485), as amended, initially filed with the Securities and Exchange Commission on November 9, 2010).

4.13	English Translation of Loan Agreement, dated as of April 30, 2008, among Mr. Gary Wei Wang, Ms. Zhiqi Wang and Reshuffle Technology (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 10.16 from our Registration Statement on Form F-1 (file no. 333-170485), as amended, initially filed with the Securities and Exchange Commission on November 9, 2010).

4.14	English Translation of Loan Agreement, dated as of October 28, 2009, among Mr. Gary Wei Wang, Ms. Zhiqi Wang and Reshuffle Technology (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 10.17 from our Registration Statement on Form F-1 (file no. 333-170485), as amended, initially filed with the Securities and Exchange Commission on November 9, 2010).

4.15	English Translation of Form of Technology Development Contract, between Quan Toodou Network Science and Technology Co., Ltd. and Reshuffle Technology (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 10.18 from our Registration Statement on Form F-1 (file no. 333-170485), as amended, initially filed with the Securities and Exchange Commission on November 9, 2010).

4.16

English Translation of Equity Interest Pledge Agreement, dated as of February 26, 2010, among Mr. Gary Wei Wang, Ms. Zhiqi Wang and Reshuffle Technology (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 10.19 from our Registration Statement on Form F-1 (file no. 333-170485), as amended, initially filed with the Securities and Exchange Commission on November 9, 2010).

4.17	English Translation of Loan Agreement, dated as of May 28, 2010, among Mr. Gary Wei Wang, Ms. Zhiqi Wang and Reshuffle Technology (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 10.20 from our Registration Statement on Form F-1 (file no. 333-170485), as amended, initially filed with the Securities and Exchange Commission on November 9, 2010).

4.18	English Translation of Exclusive Consultancy and Service Agreement, dated as of August 31, 2010, between Quan Toodou Network Science and Technology Co., Ltd. and Reshuffle Technology (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 10.21 from our Registration Statement on Form F-1 (file no. 333-170485), as amended, initially filed with the Securities and Exchange Commission on November 9, 2010).

4.19	English Translation of Supplemental Contract, dated as of August 31, 2010, among Mr. Gary Wei Wang, Ms. Zhiqi Wang and Reshuffle Technology (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 10.22 from our Registration Statement on Form F-1 (file no. 333-170485), as amended, initially filed with the Securities and Exchange Commission on November 9, 2010).

4.20	English Translation of Loan Agreement, dated as of April 20, 2009, among Mr. Chengzi Wu, Ms. Jing Chen and Reshuffle Technology (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 10.23 from our Registration Statement on Form F-1 (file no. 333-170485), as amended, initially filed with the Securities and Exchange Commission on November 9, 2010).

4.21	English Translation of Proxy Agreement, dated as of May 20, 2009, among Mr. Chengzi Wu, Ms. Jing Chen, Shanghai Suzao Network Science and Technology Co., Ltd. and Reshuffle Technology (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 10.24 from our Registration Statement on Form F-1 (file no. 333-170485), as amended, initially filed with the Securities and Exchange Commission on November 9, 2010).

4.22	English Translation of Exclusive Call Option Agreement, dated as of May 20, 2009, among Mr. Chengzi Wu, Ms. Jing Chen, Shanghai Suzao Network Science and Technology Co., Ltd. and Reshuffle Technology (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 10.25 from our Registration Statement on Form F-1 (file no. 333-170485), as amended, initially filed with the Securities and Exchange Commission on November 9, 2010).

4.23	English Translation of Loan Agreement, dated as of July 25, 2009, among Mr. Chengzi Wu, Ms. Jing Chen and Reshuffle Technology (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 10.26 from our Registration Statement on Form F-1 (file no. 333-170485), as amended, initially filed with the Securities and Exchange Commission on November 9, 2010).

4.24	English Translation of Equity Interest Pledge Agreement, dated as of August 13, 2009, among Mr. Chengzi Wu, Ms. Jing Chen and Reshuffle Technology (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 10.27 from our Registration Statement on Form F-1 (file no. 333-170485), as amended, initially filed with the Securities and Exchange Commission on November 9, 2010).

4.25	English Translation of Exclusive Consultancy and Service Agreement, dated as of August 31, 2010, between Shanghai Suzao Network Science and Technology Co., Ltd. and Reshuffle Technology (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 10.28 from our Registration Statement on Form F-1 (file no. 333-170485), as amended, initially filed with the Securities and Exchange Commission on November 9, 2010).

4.26	English Translation of Supplemental Contract, dated as of August 31, 2010, among Mr. Chengzi Wu, Ms. Jing Chen and Reshuffle Technology (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 10.29 from our Registration Statement on Form F-1 (file no. 333-170485), as amended, initially filed with the Securities and Exchange Commission on November 9, 2010).

4.27	English Translation of Loan Agreement, dated as of February 20, 2009, among Mr. Xiaoyun Zhang, Mr. Chengzi Wu and Reshuffle Technology (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 10.30 from our Registration Statement on Form F-1 (file no. 333-170485), as amended, initially filed with the Securities and Exchange Commission on November 9, 2010).

4.28	English Translation of Proxy Agreement, dated as of March 2, 2009, among Mr. Xiaoyun Zhang, Mr. Chengzi Wu, Chengdu Gaishi Network Science and Technology Co., Ltd. and Reshuffle Technology (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 10.31 from our Registration Statement on Form F-1 (file no. 333-170485), as amended, initially filed with the Securities and Exchange Commission on November 9, 2010).

4.29	English Translation of Exclusive Call Option Agreement, dated as of March 2, 2009, among Mr. Xiaoyun Zhang, Mr. Chengzi Wu, Chengdu Gaishi Network Science and Technology Co., Ltd. and Reshuffle Technology (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 10.32 from our Registration Statement on Form F-1 (file no. 333-170485), as amended, initially filed with the Securities and Exchange Commission on November 9, 2010).

4.30	English Translation of Equity Interest Pledge Agreement, dated as of July 1, 2009, between Mr. Chengzi Wu and Reshuffle Technology (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 10.33 from our Registration Statement on Form F-1 (file no. 333-170485), as amended, initially filed with the Securities and Exchange Commission on November 9, 2010).

4.31	English Translation of Equity Interest Pledge Agreement, dated as of July 1, 2009, between Mr. Xiaoyun Zhang and Reshuffle Technology (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 10.34 from our Registration Statement on Form F-1 (file no. 333-170485), as amended, initially filed with the Securities and Exchange Commission on November 9, 2010).

4.32	English Translation of Exclusive Consultancy and Service Agreement, dated as of August 31, 2010, between Chengdu Gaishi Network Science and Technology Co., Ltd. and Reshuffle Technology (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 10.35 from our Registration Statement on Form F-1 (file no. 333-170485), as amended, initially filed with the Securities and Exchange Commission on November 9, 2010).

4.33	English Translation of Supplemental Contract, dated as of August 31, 2010, among Mr. Xiaoyun Zhang, Mr. Chengzi Wu and Reshuffle Technology (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 10.36 from our Registration Statement on Form F-1 (file no. 333-170485), as amended, initially filed with the Securities and Exchange Commission on November 9, 2010).

4.34	English Translation of Lease Agreement, dated as of February 21, 2008, China CYTS Tours Holding Co., Ltd. and Quan Toodou Network Science and Technology Co., Ltd. (incorporated by reference to Exhibit 10.37 from our Registration Statement on Form F-1 (file no. 333-170485), as amended, initially filed with the Securities and Exchange Commission on November 9, 2010).

4.35	English Translation of Lease Contract, dated as of August 10, 2008, between Yang Li and Quan Toodou Network Science and Technology Co., Ltd. (incorporated by reference to Exhibit 10.38 from our Registration Statement on Form F-1 (file no. 333-170485), as amended, initially filed with the Securities and Exchange Commission on November 9, 2010).

4.36	English Translation of House Lease Contract, dated as of March 13, 2009, between Shanghai Digital Entertainment Industry Management Co., Ltd. and Quan Toodou Network Science and Technology Co., Ltd. (incorporated by reference to Exhibit 10.39 from our Registration Statement on Form F-1 (file no. 333-170485), as amended, initially filed with the Securities and Exchange Commission on November 9, 2010).

4.37	English Translation of House Lease Contract, between Shanghai Digital Entertainment Industry Management Co., Ltd. and Reshuffle Technology (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 10.40 from our Registration Statement on Form F-1 (file no. 333-170485), as amended, initially filed with the Securities and Exchange Commission on November 9, 2010).

4.38	English Translation of Lease Contract, dated as of March 20, 2009, between Guangzhou Goldlion City Property Co., Ltd. and Quan Toodou Network Science and Technology Co., Ltd. (incorporated by reference to Exhibit 10.41 from our Registration Statement on Form F-1 (file no. 333-170485), as amended, initially filed with the Securities and Exchange Commission on November 9, 2010).

4.39	English Translation of Lease Contract, between Shanghai Yongtai Real Estate Development Co., Ltd. and Quan Toodou Network Science and Technology Co., Ltd. (incorporated by reference to Exhibit 10.42 from our Registration Statement on Form F-1 (file no. 333-170485), as amended, initially filed with the Securities and Exchange Commission on November 9, 2010).

4.40	English Translation of Lease Extension Agreement, dated as of April 27, 2010, between Shanghai Yongtai Real Estate Development Co., Ltd. and Quan Toodou Network Science and Technology Co., Ltd. (incorporated by reference to Exhibit 10.43 from our Registration Statement on Form F-1 (file no. 333-170485), as amended, initially filed with the Securities and Exchange Commission on November 9, 2010).

4.41	English Translation of Lease Contract, between Beijing Jindi Jiaye Real Estate Brokering Co., Ltd. and Quan Toodou Network Science and Technology Co., Ltd. (incorporated by reference to Exhibit 10.44 from our Registration Statement on Form F-1 (file no. 333-170485), as amended, initially filed with the Securities and Exchange Commission on November 9, 2010).

4.42	English Translation of House Lease Contract dated as of May 14, 2010, between Shanghai Zizhu Science-based Industrial Park Co., Ltd. and Quan Toodou Network Science and Technology Co., Ltd. (incorporated by reference to Exhibit 10.45 from our Registration Statement on Form F-1 (file no. 333-170485), as amended, initially filed with the Securities and Exchange Commission on November 9, 2010).

4.43	Form of Stock Option Agreement among the Registrant and certain option holders, with the exhibits of Stock Option Terms and Conditions and Exercise Notice. (incorporated by reference to Exhibit 10.46 from our Registration Statement on Form F-1 (file no. 333-170485), as amended, initially filed with the Securities and Exchange Commission on November 9, 2010).

4.44**	English Translation of Loan Agreement, dated as of December 1, 2011, among Mr. Zhou Yu, Ms. Ye Yuan and Reshuffle Technology (Shanghai) Co., Ltd.

4.45**	English Translation of Proxy Agreement, dated as of February 15, 2012, among Reshuffle Technology (Shanghai) Co., Ltd., Beijing Tixian Digital Technology Co., Ltd., Mr. Zhou Yu and Ms. Ye Yuan.

4.46**	English Translation of Exclusive Call Option Agreement, dated as of February 15, 2012, among Mr. Zhou Yu, Ms. Ye Yuan, Beijing Tixian Digital Technology Co., Ltd. and Reshuffle Technology (Shanghai) Co., Ltd.

4.47**	English Translation of Equity Interest Pledge Agreement, dated as of February 15, 2012, among Mr. Zhou Yu, Ms. Ye Yuan and Reshuffle Technology (Shanghai) Co., Ltd.

4.48**	English Translation of Exclusive Consultancy and Service Agreement, dated as of February 15, 2012, between Beijing Tixian Digital Technology Co., Ltd. and Reshuffle Technology (Shanghai) Co., Ltd.

4.49**	English Translation of House Lease Contract dated as of July 20, 2011, between Shanghai Digital Entertainment Industry Management Co., Ltd. and Wohong Technology (Shanghai) Co., Ltd.

4.50**	English Translation of House Lease Contract between Shanghai Digital Entertainment Industry Management Co., Ltd. and Wohong Technology (Shanghai) Co., Ltd.

4.51**	English Translation of House Lease Contract dated as of September 16, 2011, between Beijing Lihong Tongshang International Business Service Co., Ltd. and Shanghai Quan Toodou Network Science and Technology Co., Ltd.

4.52**	English Translation of Lease Contract dated as of December 12, 2011, between Lofts (Beijing) Investment Consultant Co., Ltd and Chuanxian Network Technology (Shanghai) Co., Ltd.

4.53**	English Translation of House Lease Contract dated as of February 3, 2012, between Beijing Lihong Tongshang International Business Service Co., Ltd. and Chuanxian Network Technology (Shanghai) Co., Ltd.

4.54**	English Translation of the Agreement for Establishing a Joint Venture dated as of October 17, 2011, between Leshi Internet Information & Technology (Beijing) Co., Ltd. and Shanghai Quan Toodou Network Science and Technology Co., Ltd.

4.55*	Agreement and Plan of Merger, dated as of March 11, 2012, among Youku Inc., Tudou Holdings Limited and Two Merger Sub Inc.

4.56*	Voting Agreement, dated as of March 11, 2012, by and among Youku Inc., Gary Wei Wang, First Easy Group Limited and Spring Prosper Group Limited.

4.57*	Voting Agreement, dated as of March 11, 2012, by and among Youku Inc. and Crescent P.E., Ltd., Crescent Peak, Ltd. and Crescent Peak II Limited.

4.58*	Voting Agreement, dated as of March 11, 2012, by and among Youku Inc. and Sennett Investments (Mauritius) Pte Ltd.

4.59*	Voting Agreement, dated as of March 11, 2012, by and among Youku Inc. and GGV II Delaware L.L.C.

4.60*	Voting Agreement, dated as of March 11, 2012, by and among Youku Inc., IDG Technology Venture Investment III, L. P. and IDG Technology Venture Investment IV, L.P.

4.61*	Voting Agreement, dated as of March 11, 2012, by and among Tudou Holdings Limited, Victor Wing Cheung Koo, 1Verge Holdings Ltd. and 1Look Holdings Ltd.

4.62*	Voting Agreement, dated as of March 11, 2012, by and among Tudou Holdings Limited and Brookside Capital Partners Fund, L.P.

4.63*	Voting Agreement, dated as of March 11, 2012, by and among Tudou Holdings Limited, Maverick Fund USA, Ltd. and other shareholders parties thereto.

4.64*	Voting Agreement, dated as of March 11, 2012, by and among Tudou Holdings Limited, Sutter Hill Ventures and other shareholders parties thereto.

8.1**	Subsidiaries of the Registrant.

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1.1 from our Registration Statement on Form F-1 (file no. 333-170485), initially filed with the Securities and Exchange Commission on November 9, 2010).

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1**	Consent of PricewaterhouseCoopers Zhong Tian CPAs Limited Company

15.2**	Consent of Fangda Partners

15.3**	Consent of Maples and Calder

101.INS**	XBRL Instance Document

101.SCH**	XBRL Taxonomy Extension Schema Document

101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB**	XBRL Taxonomy Extension Label Linkbase Document

101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.
**	Previously filed with the 2011 Form 20-F on March 30, 2012.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to Form 20-F on its behalf.

Tudou Holdings Limited

By:	/s/ Gary Wei Wang
Name: Gary Wei Wang
Title: Chief Executive Officer

Date: June 27, 2012